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REGISTRANT'S NAME DSM N.V.

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APR 19 2007

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Annual Report 2006



Together

Unlimited. DSM

DSM Profile

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas.

More information about DSM can be found at www.dsm.com.

DSM key data for 2006

[illegible] (x million)	[illegible]	[illegible] (at year-end)
€8,352	8.5%	22,156
[illegible] (x million)	[illegible] (x million)	[illegible] (x million)
€835	€551	€547
[illegible] (x million)	[illegible] (per ordinary share)	[illegible] (per ordinary share)
€501	€2.85	€1.00

Forward-looking statements

This annual report contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this annual report.

DSM is everywhere


connectors
ke
ens flatter
idea from Stanyl



On 28 September 2006, DSM organized an Innovation Event for the international media in Geleen, the Netherlands. During the event, DSM showed the new products and applications that are currently being developed in the fields of performance materials and nutrition. Even the lunch for the participants had been prepared with innovative DSM ingredients.

Key financial data
(consolidated)

Throughout this annual report:

1. Operating profit (EBIT) and EBITDA do not include exceptional items.

2. Net profit before exceptional items is defined as net profit available for profit appropriation (before exceptional items).

	2006	2005
Key figures (x € million):		
Net sales, continuing operations	8,352	7,816
Operating profit plus depreciation and amortization, continuing operations (EBITDA)	1,275	1,278
Operating profit, continuing operations (EBIT)	835	787
Net profit before exceptional items	551	563
Net result from exceptional items	(4)	(36)
Net profit	547	527
Depreciation and amortization	451	567
Cash flow (net profit plus amortization and depreciation)	998	1,094
Dividend	197	207
Capital expenditure (excluding acquisitions)	457	401
Acquisitions	44	573
Net debt	921	832
Shareholders' equity	5,784	5,501
Total assets	10,091	10,114
Capital employed	6,303	6,221
Per ordinary share in €:		
Basic earnings before exceptional items	2.85	2.87
Basic earnings	2.83	2.68
Dividend	1.00	1.00
Shareholders' equity	30.03	27.59
Ratios (%):		
EBIT / net sales (ROS)	10.0	10.1
EBITDA / net sales	15.3	16.4
Operating working capital / net sales	21.6	24.1
CFROI	8.5	9.1
Gearing (net debt / equity plus net debt)	13.6	13.1
Equity / total assets	58.0	55.3
Cash flow from operating activities / net sales	7.5	8.9
EBITDA / net finance costs	15.7	18.7
Workforce:		
Year-average workforce	21,436	22,839
Workforce at 31 December	22,156	21,820

Message from the Chairman



The DSM Managing Board (from left to right):
Feike Sijbesma, Rolf-Dieter Schwalb, Peter Elverding (chairman), Nico Gerardu and Jan Zuidam (deputy chairman).

The year 2006 was an important and successful year for DSM. The company's operational results exceeded those of the year 2005, and DSM made a good start on the execution of its ambitious *Vision 2010 – Building on Strengths* strategy. DSM has successfully moved from implementing a large-scale portfolio transformation to the next stage of capturing valuable growth and further improving the company's specialty profile.

Net sales growth from continuing operations in 2006 amounted to 7%, and the operating profit from continuing operations of €835 million was the highest DSM has ever achieved. The cash flow return on investment (CFROI) of 8.5% exceeded the weighted average cost of capital (WACC) by approximately 0.5%, demonstrating that DSM adhered to the overall *Vision 2010* objective of value creation.

Having successfully completed our strategy *Vision 2005: Focus & Value*, we are now well underway with *Vision 2010 – Building on Strengths*. This new strategy focuses on growth and expansion of the specialty content of our portfolio, accelerated innovation, expansion in emerging economies, and continued operational excellence. An evaluation of the first year of *Vision 2010* is provided on pages 26-29; it demonstrates that we are well on track.

In addition to the strategic progress made in 2006, DSM also took various steps with regard to its financial objectives in the context of *Vision 2010*. Towards the end of September we announced a share buy-back program with a total value of €750 million, which will increase the company's gearing to some 20%. Moreover, we launched a loyalty dividend proposal, which is yet to be approved by the General Meeting of Shareholders in 2007, and we also proposed a dividend reinvestment plan.

In terms of sustainable development we achieved various milestones, which are described in our Triple P Report for 2006. We maintained our number one position in the chemicals sector of the Dow Jones Sustainability World Index, for the third year in a row. We also take pride in noting that DSM has once again received recognition for its transparent reporting, both financial and non-financial, both in print and via the web.

In 2006 we welcomed Mr. Nico Gerardu and Mr. Rolf-Dieter Schwalb as members of the DSM Managing Board. Mr. Nico Gerardu has been with DSM for many years and has been entrusted, among other things, with the task of managing the Performance Materials cluster. Mr. Rolf-Dieter Schwalb has been appointed CFO and brings extensive financial experience to the company.

I have decided, in close consultation with the Supervisory Board, to step down after having served DSM for eight years as chairman of the Managing Board. My successor, Mr. Feike Sijbesma, member of the Managing Board since 2000, is ready for the task and my retiring will render it possible to further internationalize the Managing Board and lower its average age.

Over the last several years, DSM has managed to conduct a profound transformation program and now is further improving its specialty profile in the context of our *Vision 2010* strategy. I am proud of all the DSM people who are putting their shoulders under this formidable task.

The Supervisory Board will propose to the Annual General Meeting of Shareholders on 28 March 2007 to appoint Mr. Stephan B. Tanda to the Managing Board of DSM with effect from 1 May 2007 as successor to Mr. Feike Sijbesma. Mr. Tanda will join DSM on 1 March 2007.

The year 2006 largely evolved ahead of our plans. Market conditions were on the whole favorable. Despite high and volatile costs of raw materials, rising energy prices and heightened innovation investments, 2006 was a year of clear progress in our efforts to further pursue value-adding growth. Without the commitment of our employees in making DSM the better and stronger multi-specialty company it is today, this would not have been possible. I would also very much like to thank our customers and shareholders for their support.

The first full year of our strategy *Vision 2010 – Building on Strengths* is now behind us. We look forward knowing that we have made a good start, ready to take on the challenges on our way to 2010 in realizing our strategic goals and further unlocking our company's potential.



Peter Elverding

Chairman of the Managing Board

2005

6 October — New strategy *Vision 2010 – Building on Strengths* published.

7 October — DSM appoints Rob van Leen as Chief Innovation Officer.

18 October — DSM announces takeover of Syntech, a Chinese coating resins producer with annual sales of USD 30 million.

26 October — DSM and North China Pharmaceutical Corporation (NCPC) strengthen their partnership.

1 November — DSM invests in expansion of DSM Anti-Infectives' production facilities in Toansa (India).

6 December — DSM Composite Resins announces the construction of a new sizings plant at the Xinghuo site in Shanghai (China).

19 December — DSM invests in another production line for Dyneema® in Greenville, North Carolina (USA).

19 December — DSM Pharmaceutical Products continues the restructuring of the DSM Pharma Chemicals and DSM Biologics business units.

20 December — Dutch biotech company Crucell and DSM Biologics announce that they will further strengthen and expand the development of their Per.C6® technology licensing business.

2006

19 January — DSM and Sociedad Química y Minera de Chile (SQM) announce that DSM will sell its Minera business unit (iodine) to SQM.

8 February — DSM announces the construction of a new process flavors plant in Xinghuo, Shanghai (China).

20 March — DSM Desotech sells its display coatings business to JSR Corporation.

30 March — Holland Sweetener Company withdraws from the aspartame business.

30 March — Annual General Meeting appoints Mr. Nico Gerardu as member of the Managing Board.

3 April — DSM Venturing makes follow-on investment in Sciona, a US-based personalized-nutrition company.

26 April — DSM Engineering Plastics opens a new compounding plant in Jiangyin (China).

24 May — German researcher Marcus Koch wins the first prize in the DSM Awards for Chemistry and Technology 2006.

21 June — DSM Venturing invests in Oxford Performance Materials (OPM), a British biomaterials specialist.

28 June — Crucell and DSM Biologics establish a joint Per.C6® R&D Center in Cambridge, Massachusetts (USA).

29 June — The acrylonitrile plant in Geleen (Netherlands) will be debottlenecked to expand its capacity by 24,000 tonnes per annum.

22 August — DSM Nutritional Products opens a new feed premix plant in Liaocheng in the Chinese province of Shandong.

4 September — DSM Coating Resins concentrates the production of alkyd resins in the Netherlands and Spain and closes down the production plant in Landskrona (Sweden).

6 September — According to the Dow Jones Sustainability World Index, DSM is the worldwide sustainability leader in the chemical industry for the third year in a row.

8 September — DSM Engineering Plastics announces the construction of two new plants at the Chemelot site in Geleen (Netherlands): one for Stanyl® and one for Stamylan®UH. Total investment: €100 million.

11 September — DSM Venturing invests in Sol-Gel Technologies Ltd., an early-stage company committed to safer and more effective personal care products.

12 September — DSM Dyneema once again expands in Greenville, North Carolina (USA), bringing the total number of fiber production lines to ten.

14 September — DSM Engineering Plastics announces that it will invest in a new plant for Akulon® polyamide 6 at the DSM site in Jiangyin (China).

20 September — DSM Pharmaceutical Products sells its pharmaceutical production site in South Haven, Michigan (USA) to Albemarle.

26 September — DSM Venturing acquires a minority stake in Van Technologies, Inc., USA, a specialist in environmentally responsible coating resins technology.

27 September — DSM announces a share buy-back program with a total value of €750 million and proposes two dividend-related initiatives: a loyalty dividend and a dividend reinvestment plan.

29 September — DSM Food Specialties takes full ownership of Swedish company Lipid Technologies Provider AB (LTP), in which DSM already had a stake.

19 October — The General Meeting of Shareholders appoints Rolf-Dieter Schwalb as CFO and member of the DSM Managing Board.

7 November — DSM Venturing invests in IntegraGen, a French biotechnology company specializing in genetic tests for rapid diagnosis and better (personalized) treatment of complex diseases.

8 November — DSM and Crucell open the new Percivia Per.C6® Development Center in Cambridge (USA).

16 November — DSM announces the construction of a new plant for waterborne coating resins in Meppen (Germany).

20 November — DSM takes a share of 10% in Micromuscle, a specialist in electro-active polymers for use in medical devices and life science product applications.

8 December — DSM announces that Mr. Peter Elverding, chairman of the DSM Managing Board, will step down on 1 May 2007 and will be succeeded by Mr. Feike Sijbesma. The Supervisory Board proposes to appoint Mr. Stephan B. Tanda to the Managing Board as successor to Mr. Feike Sijbesma.

19 December — DSM opens pre-registration for novel loyalty dividend program.

The above-mentioned announcements are available as corporate press releases on the DSM website. See www.dsm.com (Media section). For press releases from the business groups, see the DSM homepage and use the quick link to all DSM websites.

Theme pages

Brighter

Bright ideas that work

On market-driven growth and innovation, one of the levers DSM is using to achieve value-adding growth



Wider

Capturing opportunities

On the many initiatives DSM is taking to profit from the strong demand growth in the emerging economies



Better

More value through higher efficiency

On the wide variety of DSM projects aimed at controlling costs and creating value





Brighter

Bright ideas that work

On market-driven growth and innovation, one of the levers DSM is using to achieve value-adding growth



On market-driven growth and innovation, one of the levers DSM is using to achieve value-adding growth

DSM, with its rich technology base, is pulling out all the stops to achieve market-driven growth and innovation as part of its *Vision 2010* strategy. To meet the demands and needs of modern society, for example in the field of healthy nutrition and eco-friendly materials, it is essential to have the capabilities to improve existing products and introduce breakthrough innovations on an ongoing basis.



Investing in specialty materials
In 2006 DSM decided to build two new manufacturing facilities at its Chemelot site in Geleen, the Netherlands, responding to excellent market growth for Stanyl® and Stamylan® UH, the latter being used among other things as a raw material for Dyneema®. The plants, each doubling existing production capacity, will come on stream in 2008. The total investment will be around €100 million.

■ 'DSM's current focus on performance materials and life science products means that speed and time-to-market have become very important. This calls for partnerships and open innovation. DSM's 800-hectare Chemelot site in Sittard-Geleen (Netherlands) offers plenty of opportunities for exactly that. The takeover of DSM's petchem business in 2003 by SABIC marked the start of a diversification wave at Chemelot.

Today – thanks to funds provided by DSM and others – Chemelot is home to many different companies. What they have in common is that they operate in related industries and are all focused on growth and innovation.'

Jérôme Verhagen, General Manager of LIOF, the Limburg Development Company

■ Dyneema®, the world's strongest fiber™, is used among other things in the highest fishing-line segment. Tom Bedell, Board Chairman and owner of Pure Fishing, the producer of Fireline®: 'Our intensive collaboration in the United States has enabled us to patent and market Fireline® on the basis of Dyneema®. DSM Dyneema and Pure Fishing support each other in the fields of innovation, technology and marketing. Together we have made our Fireline® the number one braided fishing line in the world. If I had to describe our relationship with DSM Dyneema with one word I would say: magical. It is essential to keep this magic going. We fully trust each other, share our ideas, innovations and technology, we are in fact working together as if we were a single company. That's our strength.'



■ **Robert Smulders (DSM Dyneema), Tom Bedell (Pure Fishing) and Rolf van Beeck (DSM Dyneema) sign a long-term contract during the Olympic Winter games in Turin, Italy, February 2006.**

Fabuless™

With society's increasing focus on health, weight management is becoming ever more important. DSM's Fabuless™ is an emulsion of natural palm oil and oat oil and uses the body's natural appetite control mechanism to reduce calorie intake.

■ In September 2006 DSM Food Specialties gained full ownership of the Swedish company Lipid Technologies Provider AB (LTP). DSM already held a minority stake in LTP. This acquisition is in line with DSM's ambition to further grow in innovative health ingredients and build leadership in the area of weight management.

'This step, in combination with other activities in this market, has laid a broad foundation to create more innovative products that help consumers in changing their lifestyle towards a sustainably healthier life,' says Jörgen Quick, CEO of Lipid Technologies Provider AB.



■ **Bas van den Berg, Campina and Rob Minnee, Business Manager Weight Management DSM**

■ In 2006 the dairy company Campina introduced Optimel Control (a product that contains Fabuless™) in the Netherlands. Campina recognizes the importance of continuous product innovation to respond to ever-changing consumer demand, a view which is shared by DSM. 'Consumer research has shown us that consumers are highly interested in weight management products which are convenient and effective. By incorporating DSM's Fabuless™ into Optimel Control, we can offer a product with a unique ingredient that helps consumers manage their calorie intake,' says Bas van den Berg, Country Director CPE Nederland.


Certificate
Green Partner
SONY

Green Partner

DSM Engineering Plastics' products such as Stanyl are compliant with Sony's Green Partner specifications. All materials and components suppliers to Sony are required to meet these specifications. Sony aims to be a good corporate citizen and therefore attaches great importance to environmentally friendly products and processes. Achieving the Green Partner status was a valuable learning experience, enabling DSM to further develop its business and to secure extra visibility on the Asia-Pacific markets.



Waterborne Polymers for Water Repellent Wood Coatings

by Charles R. Hegedus, Frank R. Pepe, and John J. Rabasco
Air Products and Chemicals, Inc.*

Waterborne coatings

Mid 2007, a new DSM plant for waterborne resins uniquely suited to the needs of the coating industry will come on stream. It is part of DSM's response to the general call – from both the public and legislators – for green solutions that are friendly to the environment. The new plant, to be built in Meppen, Germany, will produce top-quality waterborne resins to meet the high market growth for these dispersions, which do not require solvents that can be harmful for the environment or the enduser.



Wider

Capturing opportunities

On the many initiatives DSM is taking to profit from the strong demand growth in the emerging economies



Wider: Capturing opportunities

On the many initiatives DSM is taking to profit from the strong demand growth in the emerging economies

An increased presence in the emerging economies is one of the three drivers of our *Vision 2010* strategy. DSM intends to capture the opportunities offered by strong demand growth in these economies, thereby continuing the trend of realizing a globally balanced presence and accelerating the internationalization of its asset base and workforce. Moreover, investing outside Europe helps DSM to diminish the impact of the euro-dollar ratio.


VIP



■ Zhang Qiu Bo, Mayor of Liaocheng City: 'We welcome DSM's investment in Liaocheng, Shandong Province. Shandong Province is an important export and local production centre of the Chinese livestock industry with a fast-growing feed premix market and increasing demands on food safety, animal nutrition and feed quality. DSM's new feed premix plant here will contribute to the development of animal husbandry and of the feed industry.'



■ Zhu Min Yang, Secretary to the Communist Party of Jiangyin City in Jiangsu Province: 'The investment project in Jiangyin by industry leader DSM Engineering Plastics has effectively promoted the image of Jiangyin city and helped us to attract more investments. We fully support and will provide our best service to DSM's operations here. I believe DSM's development will surely contribute to the development of Jiangyin.'



■ 'Nestlé has been using DSM's ingredients in several of its product lines in China for many years, and is very satisfied with the quality and service provided. We appreciate DSM's excellent sales and technical support and look forward to a continued close working relationship in the years to come.'
Axel Zuckschwert, Corporate Purchasing Manager at Nestlé (China) Ltd.



■ 'Guangzhou Bai Yun Shan has had a very good year with DSM. DSM's high-quality anti-infective products and services have greatly contributed to our goal of achieving a leading position in the anti-infectives market in China. We look forward to a continued strategic win-win partnership with DSM and our joint contribution to the local health industry.'
Chen Mao, General Manager of Guangzhou Bai Yun Shan Pharmaceuticals.

Over the past period, DSM has conducted various studies into the emerging economies to determine the best and fastest way forward. DSM has already undertaken a host of initiatives and made a variety of sizeable investments in China, where the company, at the end of 2006, had more than 3,000 employees and annual sales of USD 775 million. Activities in India will be stepped up, the aim being to double the 2005 sales level towards €300 million by 2010. Studies into Russia are expected to yield the first concrete results in 2007.


Zhangjiakou
DSM Anti-Infectives
Zibo
DSM Anti-Infectives
Shandong
DSM Nutritional Products
Kunshan
DSM Coating Resins
Wuxi
DSM Nutritional Products
Foshan
DSM Coating Resins
Xin Hui
DSM Fibre Intermediates
Shangyu
DSM Anti-Infectives
Jiangyin
DSM Engineering Plastics
Shanghai
DSM Nutritional Products
DSM Food Specialties
DSM Desotech
DSM China HQ and R&D Center
Nanjing
DSM Fibre Intermediates
DSM Composite Resins
Zhangjiakou
Zibo
Shandong
Wuxi
Kunshan
Nanjing
Shanghai
Shangyu
Jiangyin
Shangyu
Foshan
Xin Hui
Pacific Ocean



Better

More value through higher efficiency

On the wide variety of DSM projects
aimed at controlling costs and creating value



On the wide variety of DSM projects aimed at controlling costs and creating value

We will continue to build on Operational Excellence, in order to sustain and enhance the cost competitiveness of our businesses. Operational Excellence encompasses a host of projects. *Vision 2010* requires higher levels of investments in innovation and the expansion of our asset base in the emerging economies. Operational Excellence will therefore remain of significant help in maintaining cost-competitiveness across the company.

A good example of our efforts in the field of Operational Excellence is 'Manufacturing Excellence' (Manufex), a program initiated in 2000 that focuses on continuous improvement of the overall integrity, safety and efficiency of our manufacturing base, consisting of some 120 factories worldwide. Another example is ICT, where substantial cost reductions have taken place while at the same time the use and functionality of ICT have been strongly expanded. Operational Excellence was instrumental in 2006 in controlling fixed out-of-pocket costs. These costs increased only slightly during 2006 despite increased innovation investments and expansion of the asset base.





■ **Marcel Weiss (l.) with Site Manager Udo Haas, on a tour of the DSM Nutritional Products factory in Sisseln, Switzerland.**

■ DSM has been the leading chemicals company on the Dow Jones Sustainability World Index for three years in a row. In manufacturing, this means taking the interests of the local population living near our factories – and their opinion of our company – very seriously indeed. Implementing Operational Excellence in Sisseln, for example, is accompanied by activities dedicated to creating and ensuring a positive environment for our operations. With this in mind, local authorities and plant management meet regularly for a structured dialog. Site management also strengthens its ties to the community by leasing the green areas that form part of the plant to local farmers, who use them to cultivate grain or sugar beet or as grazing pasture. Marcel Weiss, the secretary of the nearby municipality of Eiken, observes: 'For forty years now, the vitamin factory in Sisseln has been an important member of our local community. We value our excellent cooperative relationship with the management of the plant, and have a particularly high regard for the stringent standards observed by DSM in relation to safety, health and the environment.'

■ Ralf Kahre, Global e-Business Coordinator at BASF: 'Within BASF, several e-Business applications have become part of our daily routine. For example, we have had fantastic experiences with the ICT services DSM is offering in this respect. We are now able to manage our ordering process with DSM much more efficiently. We think that important aspects of these ICT services are user friendliness and performance. On both criteria DSM performs excellently. We expect DSM to be our partner when it comes to implementing new e-Business services. They owe it to their reputation.'



■ Ralf Kahre, BASF (l.) and Hans Hendriks, DSM Corporate ICT


DSM



■ John Smith, e-Business Implementation Manager at Unilever Europe: 'Through the e4US project with DSM Corporate ICT we were able to make a step-change improvement in supply chain alignment. By linking the ICT systems between Unilever and DSM, using the industry standards laid down by the Global Upstream Supply Initiative, DSM can monitor our stock levels and our material requirements. This way, DSM is able to replenish our stock at the right time without our interference. Since the supply and demand processes are now fully aligned, we ensure maximum flexibility in the end-to-end supply chain.'

The year 2006 developed favorably for DSM on virtually all counts. Most of the end markets demonstrated robust growth figures.

Financial

Net sales and supplies

x € million	Net sales		Supplies	
	2006	2005	**2006**	2005
Nutrition	**2,407**	2,399	**2,463**	2,458
Pharma	**916**	924	**967**	988
Performance Materials	**2,753**	2,447	**2,759**	2,459
Industrial Chemicals	**1,872**	1,687	**2,135**	1,899
Other activities	**404**	359	**422**	376
Suplies to other clusters	-	-	**(394)**	(364)
Total, continuing operations	**8,352**	7,816	**8,352**	7,816
Discontinued operations	**28**	379	**28**	379
Total DSM	**8,380**	8,195	**8,380**	8,195



2006
2005



0
5
10
15
20

Operating profit plus depreciation and amortization (EBITDA)

x € million	**2006**	2005
Nutrition	**464**	487
Pharma	**146**	143
Performance Materials	**429**	410
Industrial Chemicals	**269**	246
Other activities	**(33)**	(8)
Total, continuing operations	**1,275**	1,278
Discontinued operations	**(1)**	33
Total DSM	**1,274**	1,311

Operating profit (EBIT)

x € million	**2006**	2005
Nutrition	**314**	329
Pharma	**65**	41
Performance Materials	**329**	305
Industrial Chemicals	**196**	165
Other activities	**(69)**	(53)
Total, continuing operations	**835**	787
Discontinued operations	**(1)**	21
Total DSM	**834**	808

Markets



2006
2005
Agriculture
Electrics / electronics
Packaging
Other



Sales by origin
46%
45%
27%
2006
2005
Netherlands
Rest of Europe
North America
China
Asia Pacific
Rest of the World



2006
2005
Netherlands
Germany
United Kingdom
France
Rest of Europe
North America
China
Asia Pacific
Rest of the World

Highlights of 2006



■ DSM in Shandong / China

General
The year 2006 developed favorably for DSM on virtually all counts. Most of our end markets demonstrated robust growth figures, with demand growth in Asia outpacing all other regions. The prices of energy and raw materials were high and volatile, but DSM managed to increase sales volumes and selling prices and saw only slightly increase fixed out-of-pocket costs compared to the previous year, despite higher expenditure on innovation and expansion of the asset base. Margins suffered from high energy and raw materials prices.

DSM realized a solid autonomous volume growth of 5%, coupled with on average higher selling prices. Net sales growth for continuing operations amounted to 7%. This, together with slightly increased fixed costs, provided ample compensation for the surging costs of energy and raw materials. Exchange rates, acquisitions and disposals on balance had a negligible effect on sales.

Despite additional efforts and expenditure with regard to innovation, the operating profit from continuing operations (before exceptional items) increased by 6% to a level of €835 million. EBITDA from continuing operations (before exceptional items) remained stable at €1,275 million. Value creation clearly materialized, as the CFROI of 8.5% surpassed the company's weighted average cost of capital.

Nutrition
As the year 2006 progressed, business conditions in some of our markets somewhat deteriorated. The costs of materials and energy remained high and margin pressure increased in the second half of the year for some of our products. Sales of the Nutrition cluster remained stable. All activities in this cluster were confronted with rising energy costs. DSM Nutritional Products recorded good volume growth, which was partly offset by the ongoing price pressure for some of the products in the portfolio. DSM Food Specialties saw the planned phasing out of the phytase tolling contract with BASF, as agreed at the time when DSM acquired Roche Vitamins & Fine Chemicals. The bottom-line results of the cluster were furthermore affected by the poor results recorded by DSM Special Products in 2006, due to the high and rapidly increasing price of toluene, its main raw material, which could not be passed on at the same rate.

The EBITDA / net sales margin for the Nutrition cluster was clearly above 18%, in line with the long-term target set in our strategy *Vision 2010 – Building on Strengths*.

Pharma
Sales of the Pharma cluster decreased by 2%. DSM Pharmaceutical Products has rounded off the restructuring projects it started a few years ago. The asset base has been reduced, the last project in 2006 was the sale of the South Haven site in the United States to Albemarle. Projects to enhance efficiency at the Linz site in Austria are ongoing. Refocusing of the business combined with a good performance of the steriles plant in Greenville (USA) led to a structurally better performance. In total over 20 licenses were granted for the Per.C6® cell line, yielding the first contracts for the production of therapeutic proteins for first-phase testing. DSM Anti-Infectives faced a difficult year. Results were significantly better than in the period 2004-2005, but the business group ended the year with an operating deficit. Renewed setbacks in the course of 2006 have prompted us to review all strategic options for this business group. Further decisions will be taken in the second quarter of 2007. The current restructuring will continue and we will also further pursue our efforts to realize a joint venture with NCPC in China for the production of anti-infectives and vitamin C.

The results of this cluster improved significantly, but did not yet attain the desired level of profitability. The EBITDA / net sales margin stood at 16%.

Performance Materials
Sales of the Performance Materials cluster increased by 12%. More than two thirds of this growth was attributable to strong autonomous volume growth, which clearly outpaced growth in the end-markets for these products. Selling prices were clearly higher than last year, although surging input costs could not be fully offset. Fixed costs rose as a consequence of the expansion of the asset base, and innovation efforts were stepped up. DSM Engineering Plastics and DSM Dyneema were excellent performers in this cluster, while DSM Resins, too, showed a healthy improvement of its results. The elastomers business faced much higher raw-material costs which could only be passed on to the customers to a limited extent, leading to results which were clearly lower than the excellent results of 2005.

The EBITDA / net sales margin stood at 16%, in line with the company's objective.

Industrial Chemicals
The Industrial Chemicals cluster recorded strong volume growth, and was able to pass on the higher raw-material and energy costs to its customers. Market conditions for our fiber

intermediates, by far the largest business group in this cluster, developed favorably. Termination of the underperforming melamine production joint venture in the United States structurally improved the situation for DSM Melamine, although tough conditions prevailed in this market during the year. The operating profit recorded by DSM Agro was slightly below the 2005 level. DSM Energy's profit was higher because of higher prices for oil and gas.

The EBITDA / net sales margin of this cluster met the company's objective of 14% over the cycle.

Corporate strategy
Towards the end of 2005, DSM embarked upon a new five-year strategy, *Vision 2010 – Building on Strengths*. With the previous strategy, *Vision 2005: Focus & Value,* DSM had shifted its portfolio towards a higher specialty content with strong positions especially in nutritional ingredients and performance materials. Building upon these strongholds, the company is set to grow further, while enhancing the quality of our portfolio. Further on, a detailed overview is given of the progress made with *Vision 2010*. We hope that you, our customers and shareholders, share our conclusion that the company is well on track with our new strategy.

Financials
DSM's financial position remained strong during 2006. Rising costs – energy, raw materials and innovation investments – could be largely offset by price increases and by strict cost control programs. Fixed out-of-pocket costs, amounting to €2.7 billion in 2006, increased only slightly compared to the previous year.

The rating institutions maintained their Single A credit rating for DSM. DSM aims to generate a healthy cash flow. Net debt at year-end 2006 stood at €921 million (2005: €832 million), leading to a gearing level of 14% (2005: 13%). DSM initiated a €750 million share buy-back program in 2006, which will increase its gearing to a level of around 20%. This share buy-back program will increase earnings per share for ordinary shareholders by approximately 10% and will leave sufficient room for targeted acquisitions as the gearing can be raised further by ten or more percentage points.

Capital expenditure including new-business-development acquisitions (CAPEX) amounted to €501 million (2005: €451 million), and was above depreciation and amortization of €440 million (2005: €503 million). *Vision 2010* requires investments in further organic growth; at year-end 2006 DSM was involved in some 20 projects. These projects are expected to yield €500 million additional sales per year upon completion. From 2007 onwards, the CAPEX level will be stepped up towards the range of €500-575 million per year on average, including new-business-development acquisitions.

In order to reward long-term shareholders and to further strengthen communication with these shareholders, DSM has proposed a novel instrument: a loyalty dividend bonus for shareholders who have their DSM holdings registered. The registration of shares enables DSM to intensify communication with these shareholders. Shares held by the same shareholder in excess of a three-year period will be entitled to a 30% loyalty dividend over the average dividend in the preceding three-year period and 10% per year thereafter. DSM will formulate proposals on the implementation of this instrument for the Annual General Meeting of Shareholders of 28 March 2007.

Vision 2010 – Building on Strengths one year on

With the largely successful completion of its previous strategy *Vision 2005: Focus & Value*, DSM laid a solid foundation to further build on. Our new strategy program, *Vision 2010 – Building on Strengths*, presented in October 2005, has been running for more than a year now. This new strategy focuses on accelerating the profitable and innovative growth of DSM's specialties portfolio. The overall objective of *Vision 2010* is strong value creation, to be accomplished via three main levers: market-driven growth and innovation, increasing presence in emerging economies and operational excellence. Below, an overview is presented of the progress made in the year under review. Looking back on this first year, DSM's conclusion is that the company is on track to attaining its various strategic targets as it has exceeded its targets for 2006.

Objectives Vision 2010 – Building on Strengths

Quality	Enhance the quality of business and portfolio • % Specialty leadership to 50-60% • Increase presence in emerging economies - Doubling our sales in China to USD 1 billion - Reduce gap between origin and destination of sales
Growth	Achieve an underlying sales growth of 3-5% per year • Approx. €1 billion in additional sales from innovation in 2010
Profitability	CFROI above WACC by ≥ 50 base points • Increased margins (compared with 2001-2004) • EBITDA / net sales targets per cluster • Operational Excellence
Sustainability	• Retain top position rankings SHE and Sustainability • Leader in Industrial White Biotech • Continuous improvement eco-footprint • More diverse, international workforce

Leading to a total shareholder return above the average of the peer group[1]

1) DSM's peer group: Akzo Nobel, BASF, CIBA, Clariant, Danisco / Genencor, Degussa, EMS Chemie, ICI, Lanxess, Lonza, Novozymes, Rhodia and Solvay.

1. Market-driven growth and innovation
DSM aims at sales growth based on existing leadership positions, accelerated by innovation in targeted markets and 'innovation hot-spots' and reinforced by selective acquisitions. Under the new definition of specialties – businesses that have a leadership position in a product or application or in custom manufacturing – the current specialty leadership portfolio represents 40% of DSM's total sales. By 2010 DSM aims to have grown its specialties portfolio to 50-60% of sales. Profitable growth via specialty leadership, innovation and geographic growth should lead to an underlying sales growth rate of 3-5% per year. Sales growth in 2006 amounted to 7%. Organic growth will be complemented with selective acquisitions, predominantly in the field of nutrition and performance materials.

To boost innovation, significant additional resources were made available in 2006. Also, significant efforts were undertaken to improve the efficiency and effectiveness of the innovation process. The additional spend on innovation in 2006 amounted to more than €25 million. During the year under review some 9% of capital expenditure was allocated to new business development and venturing. The research centers were integrated into the various businesses. All these investments are fully in line with the planned investment levels as communicated at the outset of *Vision 2010*, although we expect to step up our activities relating to new business development.

In 2006 various milestones were achieved. A considerable number of new products and new applications for existing products were introduced in the market, in human nutrition, animal feed, pharma and performance materials. A description of these products and new applications is provided in the chapters on the various clusters.

To accelerate its innovation drive, DSM is supplementing the internal innovation pipeline by means of open innovation and new-business-development acquisitions. An example in 2006 was the acquisition of CRINA from Intervet International, a business unit of Akzo Nobel. CRINA is a pioneering company in plant extracts used as feed additives and specializes in digestibility modulators based on blends of essential oils. Furthermore, DSM obtained full control of Lipid Technologies Provider AB (LTP), a Swedish company with a technology platform based on formulated lipids. LTP develops lipid delivery systems for functional foods (including dietary supplements) and pharmaceuticals, using lipids extracted from natural resources such as oat oil. In 2003 DSM had taken a 23% share in LTP and over time had extended its participation to 27%. Since 2005 DSM Food Specialties had cooperated with LTP under a global marketing and sales agreement that gave DSM the exclusive right to market a specific weight management ingredient - branded Fabuless™ by DSM – in the dairy foods market.

During the first year of *Vision 2010*, a number of important preconditions for a successful innovation boost were fulfilled with regard to resources, organizational alignment of R&D and new business development and the effectiveness of the innovation processes. On the basis of the current insight, DSM

Innovation boost
To steer and monitor all developments in the innovation field, DSM has appointed a Chief Innovation Officer and established the DSM Innovation Center, which commenced operations in the second quarter of 2006. The DSM Innovation Center comprises several units: an Innovation Office, Corporate Technology, Intellectual Property, Licensing and Venturing, the Business Incubator, four Emerging Business Areas and Base-of-the-Pyramid activities. The Innovation Center supports the achievement of the targets in the innovation arena, including those relating to the overall sales objective, an extended technology base, an improved innovation process, an innovation-oriented culture and the establishment of long-term growth platforms.

At the DSM Innovation Center, a small staff makes sure that the full change program towards an intrinsically innovative organization is organized and communicated throughout DSM. This includes developing metrics, setting up an innovation reporting structure, rolling out an innovation diagnostic for each business group, gathering innovation best practices and putting in place improvement processes. Furthermore, training programs are being developed and an awards program for the recognition of science and/or innovation related achievements has been set up.

Licensing portfolio expanded
DSM's licensing activities – so far amounting to over 1000 licenses in more than 80 countries worldwide – in 2006 included various state-of-the-art technologies relating to for example urea, unsaturated polyester resins, melamine barrier film (specialized packaging application), secondary fuel pellets (renewable energy source from waste recycling) and other technologies. DSM maintained its leading market position in urea, with almost 70% market share. Besides licensing-out, DSM also explores opportunities for licensing-in suitable technologies to accelerate its innovation process.

Venturing stepped up
DSM explores new markets and technologies to strengthen its activities and product portfolio. Venturing plays an important part in our open innovation policy, exemplified by investments in activities that are of immediate or potential relevance to DSM's business groups and Emerging Business Areas. In 2006 DSM stepped up its venturing activities with a total of five investments. These include participations in Sol-Gel (safer and more effective personal care products), IntegraGen (personalized healthcare products) and Van Technologies (environmentally-friendly coatings). DSM also invested in Oxford Performance Materials (biocompatible high-performance polymers for use in medical devices) and Micromuscle (electro-active polymers which help control the movement and properties of medical devices) and made a follow-on investment in Sciona (personalized healthcare). These last investments link to DSM's innovation ambitions in the Biomedical Emerging Business Area. DSM is also involved in a number of venture capital funds.

is confident that the overall target of €1 billion in innovation-related sales will be achieved by 2010.

An overview of DSM's venturing portfolio, year-end 2006

2. Increased presence in emerging economies
DSM is growing its business in the emerging economies and continuing the trend of improving its globally balanced presence by accelerating the internationalization of its asset base and workforce.

DSM's total sales in emerging economies amounted to €1.1 billion in 2006, an increase of 23% compared to the previous year. In China and India a considerable number of investments were made in new production facilities, expansion or debottlenecking of existing plants and cooperation with industrial or scientific partners. These projects relate to human and animal nutrition, antibiotics, performance materials and industrial chemicals. DSM Engineering Plastics, DSM Resins, DSM Food Specialties, DSM Nutritional Products and DSM Fibre Intermediates are front-runners in this respect. DSM strengthened its position in the production and sale of liquid coating resins via the acquisition of the Chinese company Syntech, acquired at the end of 2005. DSM is now also investing in creating an integrated nylon 6 value chain. Earlier agreements between DSM and NCPC to create joint ventures for the production of anti-infectives and basic vitamins, concluded in the last quarter of 2005, are awaiting approval by the Chinese authorities.

DSM expects to double its total sales in China to more than USD 1 billion per year by 2010. Sales in 2006 already amounted to almost USD 775 million, an increase of 25% compared to the previous year. Total capital expenditure related to projects that have been realized or were initiated in China during the year amounted to approximately USD 120 million. The total of projects that were in progress at the end of 2006 are expected to generate over USD 200 million in additional annual sales, on top of the growth in the existing activities. India offers the potential to double DSM's current sales to a level of some €300 million. DSM maintains its commitment to both countries, with various new projects in the pipeline.

After China and India, DSM also started investigating possibilities in Russia. The outcome of the study will be available in early 2007.

More than 300 new patent applications in 2006
The focus on specialties and innovation in *Vision 2010* will further increase the role of intellectual property (IP) in sustainable value creation. In 2006, 327 new patent applications were filed. DSM belongs to the top patent filers in Europe and is in the top 100 of patent filers worldwide. DSM also took further IP positions in the Emerging Business Areas. Furthermore, a new Global Trademarks Center was set up in 2006. DSM continues to strengthen its IP position in the emerging economies. More than 90% of DSM's patents filed in 2006 have now also been filed in China.

Corporate Technology
Corporate Technology coordinates all company R&D activities within the framework of a Global Virtual Lab and provides various forms of innovation support. In 2006, the roll-out of our in-house developed, dedicated project management tool Project Plaza continued; the tool has now been implemented in most of our business groups.

Business Incubator; maximizing value
DSM's Business Incubator, established in 2006, serves to maximize the value of emerging businesses such as Micabs® (laser marking), Hybrane® (highly branched polyester amides, used in for example oil field chemicals and cosmetics), Solupor® (ultra thin but very strong membrane for filtration) and functional coatings including anti-reflective properties for picture framing applications. The Business Incubator also builds new Emerging Business Areas and supports the existing Emerging Business Areas with market and business intelligence services.

3. Operational Excellence
DSM continues to build on its strong Operational Excellence capabilities to sustain and enhance the cost competitiveness of its businesses.

In 2006, the focus was mainly on standardization of business processes in manufacturing, order fulfillment, finance and ICT infrastructure. In addition, new initiatives were taken in purchasing and prospect-to-order / pricing excellence processes. The chapter on marketing and branding and purchasing (see page 30) provides more in-depth information on these subjects.

Operational Excellence will remain a key success factor as cost efficiency continues to play an important role across many of our businesses. Manufacturing Excellence ('Manufex') is a program initiated in 2000 that focuses on continuous improvement of the overall efficiency of our production base while maintaining the safety and integrity of the installations. DSM's production base consists of some 120 factories worldwide. Manufex has brought considerable savings in for example the area of maintenance, with a cost reduction of €75 million in 2006. For the coming years, greater focus will be placed on predictive and preventive maintenance policies and further reduction of energy costs.

Another example demonstrating the effectiveness of Operational Excellence is ICT. Over the past few years, DSM has succeeded in reducing its total annual ICT costs by €100 million per year to €150 million per year, while at the same time the use and functionalities of its ICT resources have expanded significantly.

Operational Excellence was instrumental in 2006 in controlling fixed out-of-pocket costs. These costs increased only slightly in 2006 despite clearly increased innovation investments and expansion of the asset base.

In some cases, specific restructuring is required, as was for example the case at DSM Pharmaceutical Products, DSM Anti-Infectives and DSM Nutritional Products. The total savings from restructuring projects to be completed in 2007 will amount to €125-175 million compared to the 2005 cost levels.

As the execution of *Vision 2010* requires higher levels of investments compared to previous years, for example with regard to innovation and the expansion of DSM's presence in the emerging economies, Operational Excellence will remain of significant help in maintaining cost-competitiveness across the company. The program served its purpose well in 2006 and will be pursued with great vigor in the years to come.

Value creation
In the first full year of *Vision 2010 – Building on Strengths*, DSM created value. The CFROI (Cash Flow Return on Investment) amounted to 8.5%, which means that DSM met its target of achieving a CFROI that exceeds the annual weighted average cost of capital (WACC) by more than 50 basis points, or 0.5%.

The various EBITDA / net sales margin targets set per cluster were met, except for the Pharma cluster.

	Target	Actual
Nutrition	> 18%	19%
Pharma	> 18%	16%
Performance Materials	≥ 16%	16%
Industrial Chemicals	≥ 14% (on average over the cycle)	14%

By realizing these targets, DSM intends to achieve a total shareholder return that exceeds the average of DSM's peer group.

Organizational alignment
DSM's organizational model has been aligned with the *Vision 2010* strategy. DSM Anti-Infectives and DSM Pharmaceutical Products have been grouped into the new Pharma cluster. The activities of DSM Nutritional Products, DSM Food Specialties and the nutritional unit of the former DSM Fine Chemicals business group have been combined into a new Nutrition cluster. The Performance Materials and Industrial Chemicals clusters have remained unchanged. A number of services have been combined into shared service centers. Moreover, a new Marketing Office has been established to steer and support the company's increasing marketing efforts and sharpen the overall external orientation.

Emerging Business Areas (EBAs): value for the longer term
DSM is devoting specific resources to the development of so-called Emerging Business Areas, or EBAs. DSM has selected four EBAs where a good match is evident between long-term societal and technological trends and DSM's capabilities and market strongholds.

In the ***Biomedical*** EBA, DSM's prime focus is on medical coatings that are used on various devices to provide functionalities such as lubricity or anti-microbial action. DSM is on the verge of commercializing the first applications in this area. DSM is also active in extensive R&D that is expected to generate the innovations of the future, such as systems for the controlled release of medicines in the body and the use of polymers to support human tissue growth.

The aim of the ***White Biotechnology*** EBA is to explore the possibilities of applying nature's toolset to the production of chemicals, enzymes, materials and fuels from renewable resources. Current annual sales relating to white biotechnology amount to approximately €1.5 billion.

The ***Personalized Nutrition*** EBA aims to develop products that promote health, well-being and performance and potentially reduce the risk of health problems. DSM's activities in this field are targeted at the opportunities offered by advances in the world's understanding of the relationship between an individual's lifestyle, nutritional status and/or genetic make-up.

The ***Specialty Packaging*** EBA aims to develop innovative packaging solutions for food products and beverages with innovative barrier properties, ensuring quality, freshness, authenticity and food safety.

While the commercialization of these EBAs will take several years, DSM is already creating value in the initial phases, especially by building strong intellectual property positions, as these lay the groundwork for fully capturing value later on. In 2006, the four selected EBAs were staffed and their scope was defined, narrowing down the collection of innovation-related ideas to a compact portfolio of projects and a proper, actionable pipeline strategy. Furthermore, acquisitions and venturing opportunities were actively explored.

In connection with the Biomedical EBA, DSM is involved in a public-private partnership called the BioMedical Materials Program (BMM). A consortium of Dutch industrial companies, knowledge institutes and public organizations have partnered up in BMM with the objective of giving the Netherlands an internationally leading position in biomedical materials by developing successful medical applications and securing intellectual property rights. DSM is leading the project together with the University of Maastricht.



DSM in Kaiseraugst / Switzerland

Marketing and branding

Marketing and brand management are becoming ever more important to DSM in the context of the company's heightened focus on market-driven growth and innovation and its aim of increasing the specialty portion of its portfolio. Therefore, in early 2006 DSM established a Marketing Office in order to help build a stronger market-driven and innovation-driven culture, in close cooperation with the Innovation Center, to develop and disseminate best practices and to further professionalize the marketing and sales function across the company. In 2007 a great deal of attention will be given to value-based pricing (the so-called 'Excellerate' program), the commercialization of innovation in combination with enhanced product launch management, and increasing e-business activities with regard to our current customer base and prospects. These three aspects are discussed separately below.

Value-based pricing: Excellerate

DSM's Excellerate program was launched in 2005 to support the business groups in improving their marketing and sales capabilities with a focus on value-based pricing and a stronger, differentiated market orientation. Prices should reflect the value that DSM creates for its customers and end-users. Excellerate has so far supported ten business units that represent some 30% of DSM's group sales. The program has helped these businesses in introducing better processes and practices.

Commercialization, innovation and product launch

Commercialization, innovation and product launch optimization is a new initiative, started at the end of 2006 in the context of DSM's ambitions of market-driven growth and innovation. The scope of this initiative is to strengthen the overall system for launching new products. The marketing, communications and innovation disciplines have thus been brought together. The various tasks include optimizing and speeding up the product launch process and developing strategies to shorten time-to-market, among other things.

e-Business

DSM's investments in an advanced and robust e-business architecture and infrastructure increasingly enable the company to conduct business with key customers and suppliers in a smooth way. DSM is reaping the benefits of this infrastructure in terms of direct system-to-system connectivity, a web shop available for customers 24/7, e-logistics, e-sourcing, electronic invoicing and electronic payment.

DSM is connected to more than 450 business partners with ERP connections. Over 5,000 customers placed orders via the web shop, with an accumulated total of approximately 40,000 orders last year. Further growth in e-logistics has been realized in Europe, and more than 56,000 messages are shared with logistic providers on an annual basis. An increase in the use of this capability is foreseen. e-Logistics possibilities in the United States and Asia are being explored.

For the coming years the objective is to further professionalize the prospect-to-order process with the aid of e-business tools. DSM has started a globally standardized program, which enables prospects and customers to download product and product-related information in a controlled way. DSM is also in the process of developing global e-marketing tools and customer information management programs. We are thus combining our increased marketing efforts with the latest e-business possibilities.

Purchasing

In 2006 the new DSM purchasing organization was implemented, the aim being to leverage DSM's buying power and to realize a better total cost of ownership and a corresponding competitive advantage. The targets set for 2006 were realized, amounting to €100 million in purchasing savings.

The execution of the DSM purchasing strategy is being supported with standard processes and systems.
A performance management system was designed and implemented in 2006 in order to align the purchasing organization with the business groups based on joint targets, mutual performance measurement and cross-functional collaboration. In order to secure the exchange of knowledge, cross-functional networks were built for all spend areas.
A training curriculum was developed and implemented for all members of the DSM purchasing community.

Code of conduct

DSM Purchasing has developed a code of conduct for suppliers. This code will help suppliers to comply with DSM's high standards. The principles set out in this document are our minimum requirements regarding social and working conditions and safety and environmental aspects. This code of conduct is the first step in a comprehensive program that is being developed in order to embed sustainable performance in all our supply base processes and procedures. At year-end 2006, more than 250 key suppliers had been approached and some 150 suppliers had already signed the code. The second phase in the code of conduct project has been initiated in order to cover the majority of our spend and to implement auditing procedures.

Safety, health and the environment

Safety
In 2005 DSM set itself the target of reducing the number of recordable accidents by 50% between 2005 and 2010. The Frequency Index (number of recordable accidents per 100 employees per year) for DSM personnel and contractor personnel is used as an indicator of the progress made on this front. At the end of 2006 this Frequency Index was 0.89 compared to 0.95 at year-end 2005.

We are convinced that our current programs – especially compliance-related programs and new initiatives such as behavior-based safety, training and learning from incidents – need to be continued vigorously. Programs of this kind are geared to the long term. We see no need to doubt the feasibility of the targets for 2010.

Health
In 2006, 15 cases of work-related illness were reported, compared to 16 in the previous year. DSM has expanded its regular risk analyses to include health aspects. Besides unsafe situations and exposure to substances, workplace ergonomics and job stress are also included in the analysis of health effects. In 2006, DSM developed an approach for global health management, which includes practical tools for employees and management and several other forms of professional support.

Environment
In 2005 DSM set itself environmental targets for 2010, on the basis of the principle that all our plants, wherever they are in the world, should at least meet the same environmental standards as in the European Union or the United States. In addition, DSM aims to reduce its energy consumption by 5% during this period – which will result in a corresponding reduction in CO_2 emissions – and to achieve a 5% cut in its overall waste volume. DSM aims to eliminate the landfilling of hazardous waste altogether.

In 2006 DSM took the first steps toward the realization of these environmental targets by installing a desulfurization unit in the citric acid plant in Wuxi (DSM Nutritional Products) and by strongly reducing dust emissions in the caprolactam plant in Nanjing (DSM Fibre Intermediates), both in China.



■ **DSM in Shanghai** / China

Human resources

DSM workforce at year-end in:

	2006	2005
Europe	14,037	14,206
- the Netherlands	7,061	7,258
- rest of Europe	6,976	6,948
Asia	4,145	3,666
- China	3,031	2,581
- rest of Asia	1,114	1,085
North and South America	3,690	3,667
rest of the world	284	281
Total DSM	**22,156**	**21,820**
of which:		
- discontinued operations	6	158
- continuing operations	22,150	21,662

A new HR strategy
In 2006, a new HR strategy 'Passion for People' was finalized and approved to support the realization of *Vision 2010*.

Vision 2010 will pose some significant challenges. The demands made upon DSM to maximize the potential and productivity of the workforce have never been greater and DSM's international economic competitiveness will be a result of the optimum performance of our people. At the same time, we want to continue to live up to our principles and values in everything we do.

HR priorities for 2007
The HR strategy will focus on four key themes: resourcing, development, recognition & rewarding and management & organization. The following priorities for 2007 have been identified:
- Launch / strengthen the global DSM employer image (focusing on labor markets in the United States, China and Switzerland)
- Strengthen our talent pipeline through intensified talent scouting and recruitment of new academics and revitalized development and assessment tools. This will result in a regional infrastructure for talent scouting in China, the United States and the European Union.
- Further strengthen and implement improved succession planning on an annual basis in all business groups
- Develop differentiated and flexible remuneration policies in specific business areas (for example innovation)
- Include performance coaching in the performance appraisal cycle
- Include the desired leadership style in our nomination and appointment policy

In 2006 a number of HR priorities were already implemented in line with the new HR strategy. Key performance indicators and actions will be further detailed in 2007.

Some of the challenges addressed in the HR strategy are listed below:
- Strengthen DSM's position as an employer of choice to be able to win the war for talent
- Attract new, international, talented people in the right balance between experienced hires and new university graduates
- Identify existing talent and give them the opportunity to further develop themselves
- Further shape DSM's management leadership style to drive and utilize increased diversity

Diversity
DSM's increasing international spread, significant business expansion, the drive for innovation and the ongoing 'war for talent' are elements underscoring the need to further increase diversity. DSM will attract a broader and more globally oriented workforce and foster a leadership style that inspires employees with different nationalities, cultural backgrounds and expectations, both men and women. The current resourcing need arising from our growth strategy gives DSM the opportunity to realize a diversity boost. In 2006, the inflow of executives, female managers and experienced and new academic hires more than doubled in comparison to the period 2002-2005. About 60% of them are non-Dutch, and 30% are female.

DSM Business Support
The new HR strategy also requires a redesign of the HR function. In this context, transactional HR activities (such as payroll processing) will be allocated to regional HR shared service centers, as part of a new DSM Business Support (DBS) organization. This will lead to high quality HR support to the businesses, whilst allowing the HR managers in the business groups and business units to focus more on strategic HR activities (as 'HR business partners'). Transactional HR activities will be supported by the worldwide introduction of SAP-HR, a dedicated IT tool.

HR effectiveness
At the end of 2007 a new working climate analysis will be conducted to measure the effectiveness of our HR policies. It will provide us with a better insight into the need for corrective action.

Research and development (R&D)

Our R&D is an integral part of our business processes. While 90% of our total annual R&D expenditure is directed towards business-focused R&D programs, we also have a Corporate Research Program in place to build and strengthen the technological competences we need to support our strategy.

Scientific Advisory Board
In line with our open innovation policy, we made a start on the creation of an external Scientific Advisory Board with the appointment of Professor Bert Meijer, of the Eindhoven University of Technology (Netherlands), as chairman. The advisory body will enable us to more effectively draw on important developments in the external knowledge infrastructure and thus support the further development of our core competences.

R&D expenditure
Expenditure on R&D in 2006 amounted to €327 million (3.9% of net sales), a 13% rise compared to the €290 million (3.5% of net sales) in 2005. R&D expenditure in the Nutrition cluster amounted to €134 million, compared to €115 million in the previous year. R&D expenditure in the Pharma cluster was at a level of €57 million (the same as in 2005). In Performance Materials, R&D expenditures were €107 million (2005: €94 million) and in Industrial Chemicals €18 million (2005: €14 million). At 31 December 2006, a total of 1990 staff were employed on R&D activities, representing some 9% of the total workforce.

R&D in Nutrition and Pharma
As part of the Corporate Research activities in this cluster in 2006, we further enhanced our capabilities in high content screening, which enables more efficient new product development. We also succeeded in further extending our gut microflora library, which is paving the way for a strong platform for eubiotic concepts for our Animal Nutrition & Health business. Work in advanced synthetic methods includes the development of new methods and technologies for the synthesis of natural products with chiral centers and stereochemical requirements. In systems biology the focus is on new technologies for speeding up the development and optimization of microorganisms for the overexpression of vitamins, carotenoids and nutraceuticals.

In Pharma, the proprietary MonoPhos® ligand library for asymmetric hydrogenation which we built up in collaboration with the University of Groningen (Netherlands) was further developed for use in large-scale production.

In 2006 Nutrition R&D recorded a number of successes. One of these was Rovimix® Hy-D®, an innovative and essential feed additive (see text box). A breakthrough technology was developed for the production of vitamin C via direct fermentation. It combines classic and rational approaches to strain improvement for the bacterial enzymes needed for biological conversion. Successful further advances were made in the development of resveratrol, an innovative nutraceutical primarily targeting anti-aging effects.

DSM Innovation Award for the Rovimix® Hy-D® team
In 2006, DSM launched a new internal award: the DSM Innovation Award. This all-round award, carrying a cash prize of €50,000, is our top award for exceptional innovative achievements that generate new business for DSM through multidisciplinary teamwork. The award recognizes and celebrates past performance and inspires new efforts by our people. The 2006 Award was granted to the DSM Nutritional Products project team for Rovimix® Hy-D®, an innovative and essential feed additive for improving animal performance and welfare.

Food Specialties R&D successfully developed an enzyme (Preventase™) as a processing aid that prevents the formation of the toxic compound acrylamide during baking or frying of asparagine-containing foodstuffs such as French fries, breakfast cereals, potato chips and bread. Another new enzyme (Accellerzyme™) was recently introduced in the dairy industry. Part of the cost price of hard cheese, such as Cheddar, is determined by the time needed for the maturation of the cheese. Accellerzyme™ considerably reduces this time, while providing the same taste and texture characteristics as in older cheese, and simultaneously reducing the manufacturing cost.

Anti-Infectives R&D continued to focus on transforming its portfolio through process breakthroughs that will enable us to develop innovations for the generic pharma products market. In 2006 significant improvements were achieved in terms of quality and eco-friendliness of our enzymatic and fermentation based processes such as those for clavulanic acid and the semi-synthetic antibiotics product lines.

R&D in Performance Materials
As part of the Corporate Research Program, our Materials Science group worked together with DSM Desotech on the development of a new generation of high-softness optical fiber coatings with high cavitation strength and with DSM Engineering Plastics on new grades of our Stanyl® polyamide for LED applications.

Engineering Plastics R&D developed special Akulon® (polyamide 6) grades to replace metal in automotive airbag housings. These Akulon® grades are gaining a strong foothold in safety-related applications in the automotive industry in Europe, the United States and Asia. New grades of our Arnite® PBT material were developed for use in high-temperature bezel applications for the automotive industry.



■ **DSM in Zwolle** / the Netherlands

In the field of elastomers, the technologies developed by Sarlink® for the application of TPVs (thermoplastic vulcanizates) in automotive sealing systems continued to spur the growth of the Sarlink® business.

Our Resins R&D activities span a wide range of research areas. In structural resins, new projects were started for various markets such as automotive, aerospace and metal and machine building, making use of the combined hybrid resin technology in which advanced composites will provide solutions for demanding applications. Development work was undertaken for eco-friendly solutions limiting the use of toxic monomers and additives and for eco-friendly applications such as wind turbine blades.

In 2006, we launched new types of powder coating resins. These resins allow the use of more pigment in paint formulations. The increased hiding power enables application in thinner layers, reducing total cost per square meter of coated surface. We also launched a new type of high solids acrylic resins that enable producers of car repair paints to formulate products that are compliant with new European legislation.

In waterborne coatings, a new product family for flooring coating applications was introduced which makes use of a new patented concept that allows for the combination of substantially reduced volatile organic compounds, with excellent resistance to solvents, stains, abrasion and scratching. Also, a new concept for waterborne acrylic polymers was developed for decorative or architectural paints.

R&D in Industrial Chemicals
R&D is mainly directed at process improvement for existing businesses, development of new processes for existing products and increasing efficiency and sustainability. Industrial Chemicals vigorously continues to maintain its technology leadership based on proprietary IP positions. The Corporate Research Program for Industrial Chemicals makes sure that DSM develops the necessary technological competences.

ICT

Technical infrastructure
As part of the Aurora 2006 Program, the upgrade of the global network was completed. With the new internet-based technology, it is possible to prioritize data traffic generated by business critical applications. The network is also ready for voice applications. Furthermore, DSM's e-mail facilities (software and equipment) have been upgraded to the latest proven technology. This technology offers opportunities such as e-mail on mobile devices. Regarding office automation a substantial proportion of the workstations and servers was replaced; the rest of the workstations and servers will follow in 2007. Furthermore, managed services were sublet to one service provider. The program will result in state-of-the-art functionality and a reduction of total cost of ownership.

Business process standardization
In 2006, the Apollo Program continued its roll-out of standardized best practice business processes to DSM units, notably DSM Melamine and DSM Resins. Furthermore, DSM Anti-Infectives and DSM Nutritional Products prepared for the start of the implementation projects in 2007.

The Operational Excellence design for standardized processes in the field of human resource management was implemented at DSM Nutritional Products (USA), following implementations at the DSM Delft units (Netherlands) and DSM Nutritional Products in Switzerland in 2005. Preparations have started for implementation at other organizational entities in the Netherlands.

Organization
To maintain and support the ICT systems and infrastructure, Corporate ICT's affiliates in Switzerland, the United States, Brazil, Singapore and China were transformed into a global organization. This involved the introduction of standardized work processes and tools, as well as the relocation of activities. A number of ICT services can now be delivered around the clock.

Corporate governance

The general characteristics of DSM's governance system are described in the section entitled *Corporate governance, risk management and internal control* on page 74. The main events and developments at DSM in this field in 2006 are summarized below.

Two General Meetings of Shareholders were held. The agenda for the Annual General Meeting in March was to a large extent similar to that of previous years. All proposed resolutions were passed, including the appointment of Mr. Tom de Swaan as new Supervisory Board member, the re-appointment of Supervisory Board member Mr. Cees van Woudenberg and the appointment of Mr. Nico Gerardu as new Managing Board member. The meeting was informed about the way DSM is applying the Dutch corporate governance code. A special item on the agenda was the amendment of the Articles of Association, which concerned the dematerialization of shares and the introduction of an indemnity for members of the Managing Board and the Supervisory Board.

Another General Meeting of Shareholders was organized in October 2006 to appoint Mr. Rolf-Dieter Schwalb as new Managing Board member and Chief Financial Officer.

In 2006 DSM analyzed and screened its systems and steering procedures against the background of the *Vision 2010* strategy. This led to various changes in DSM's internal organization and in the way the company operates.
The role and responsibility of the Managing Board were also reviewed. The Managing Board continues to be a collegial Board with collective responsibility for DSM's overall performance. In addition a more focused CFO role and individual Managing Board responsibilities were defined for the four business clusters and the various functions and geographies.

Three Board members (not the chairman or CFO) will be responsible for one or two of the four business clusters.

For the latest information on the various aspects of DSM's corporate governance, see www.dsm.com (Governance section).

Risk management
The Managing Board is responsible for risk management in the company and has designed and implemented a risk management system. The aim of the system is to ensure that the extent to which the strategic and operational objectives of the company are being achieved is understood, that the company's reporting is reliable and that the company complies with relevant laws and regulations.

The most important risks identified, as well as the structure of the aforesaid risk management system and aspects of its further development are discussed below and in the section on risk management that begins on page 75 of this Annual Report.

Internal letters of representation received from management, regular management reviews, reviews of the design and implementation of the company's risk management system and reviews in audit committees are integral parts of the company's risk management approach. On the basis of these, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the financial condition and the results of the company's operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, nor that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In view of all of the above, the Managing Board is of the opinion that it is in compliance with recommendation II.1.4. of the

Dutch corporate governance code, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof.

All risks that were identified during the strategy development and implementation planning phases were addressed in 2006, and a renewed risk assessment was performed at corporate level. The possible erosion of the profitability of existing businesses as a result of intense global competition was seen as the main risk that needs to be given due attention in the strategy implementation process. For risks that were identified at the operational level, see the risk management section of this report on page 75.

During the year under review, the implementation of the Corporate Requirements as a basis for risk management in the operating units was continued. The focus of this so-called True Blue project was on the Requirements that relate to the flows of goods and money. In 2006 the focus was on China and on service and staff units in the Netherlands. The True Blue project was completed at the end of the year. The risk management framework for the total company will be maintained by a newly created Corporate Risk Management function on behalf of the Managing Board.

Macro-economic review

The year 2006 showed robust world economic output growth (approximately 3.5%). However, towards the end of the year some dampening occurred, especially in the United States. An important driver of the strong overall growth was strong investment, with liquidity abundantly available and long-term interest rates still low. A second driver was strong global household expenditure, not only in the United States but also in Western Europe (which, at 2.6%, showed the best GDP growth performance since 2000) and even Japan repeated the strong economic expansion of 2005. Thirdly, emerging Asia continued to grow very fast.

The US economy slowed down in the second half of 2006. Overall, the US economy still grew by more than 3%, but the decline in housing sales and the related effect on US consumer spending affected other sectors. Consumers postponed big-ticket purchases such as new cars. However, with oil prices falling, equity markets performing well and business investment being on a high level, overall GDP growth will most likely see a soft landing next year, to about 2.5% in 2007.

The business climate in 2006 was particularly strong. In the industrialized countries, industrial production grew by 3.4% on average. Since this growth is a major driver of chemical demand, many DSM businesses profited from this favorable environment. The food and beverages sector benefited from an increasing and continued awareness of food quality and health consciousness. The automotive sector on the other hand grew below par in the United States and Western Europe. The rise of new low-cost production zones dampened production output. All in all, structural challenges remain, such as import pressure and the shift of customer base to low-cost countries. In 2006,



■ **DSM in Jiangyin** / China

pharma grew at trend rate, while generic competition and pressure on medicine prices remained challenging.

Raw material prices were volatile with a remarkable fall in crude oil prices in August and September. It could be explained by various structural factors as well as more temporary factors such as a sharp reduction in net long trade positions. On the demand side, we saw historically high levels of crude and products stock and also a slight lowering of economic growth in the United States which had an immediate limiting effect on the global demand for oil. Despite these factors, the 2006 crude oil price was on average USD 65 per barrel, which represents a 20% growth over the 2005 average price. Many of our business groups had to work hard to pass on raw-material price increases accordingly.

Outlook 2007

Growth in Asia might offset any slowdown in US economic growth, but global growth is expected to be somewhat softer than in 2006. Since global GDP and industrial demand will slow down, the demand for chemicals may be lower in 2007, but still on a relatively good level. In the European Union, chemical output is forecast to grow at a rate of 3.0%.

Statement of income		
x € million	2006	2005
Continuing operations:		
Net sales	8,352	7,816
Other operating income	210	222
Total operating income	**8,562**	**8,038**
Total operating costs	(7,727)	(7,251)
Operating profit before exceptional items	**835**	**787**
Net finance costs	(81)	(70)
Share of the profit of associates	1	(2)
Income tax expense	(199)	(168)
Profit attributable to minority interests	(5)	7
Net profit before exceptional items	**551**	**554**
Net result from discontinued operations	0	9
Net result from exceptional items	(4)	(36)
Net profit attributable to equity holders of Royal DSM N.V.	**547**	**527**

Net sales
At €8.4 billion net sales from continuing operations in 2006 were almost 7% higher than in the previous year. Organic volume growth accounted for a 5% increase in net sales. Selling prices were on average 2% higher than in 2005. Exchange rates, acquisitions and disposals on balance had a negligible effect on sales.

Operating costs
Operating costs rose compared to 2005, closing the year at €7.7 billion. The main component of these costs, the cost of raw materials and consumables for goods sold, corrected for acquisitions and divestments, rose by approximately €300 million. Total autonomous fixed costs increased slightly.

Operating profit
The operating profit from continuing operations before exceptional items rose by €48 million (6%), from €787 million in 2005 to €835 million in 2006, mainly as a result of higher sales volumes. The EBITDA margin (operating profit before depreciation and amortization as a percentage of net sales) declined from 16.4% in 2005 to 15.3% in 2006.

With selling prices increasing less than raw-material prices, the average margin (the selling price per unit of product less variable costs) was below the 2005 level.

Net profit
Net profit rose from €527 million in 2005 to €547 million in 2006. Expressed as earnings per ordinary share, net profit rose from €2.68 in 2005 to €2.83 in 2006.

Net finance costs, before exceptional items, stood at €81 million in 2006, compared with €70 million in 2005. The increase was the net effect of a number of factors, the most important being higher average interest rates and impairments of other securities. Average net debt was lower, however.

At 26%, the effective tax rate in 2006 was higher than in 2005 (23%). The increase of 3 percentage points was due to a decrease in the proportion of income elements taxed at a low rate. In addition, all outstanding Dutch corporate income tax returns (covering the years from 1999 until 2005) were settled in 2006.

The net profit from continuing operations before exceptional items decreased by €3 million to €551 million.

In 2006, gains were made on the disposal of DSM Minera (Chile), the disposal of the South Haven site (USA), the disposal of the display coatings business (USA / Japan), the release of a provision for South Haven and the disposal of Methanor (Netherlands). Provisions were created for the costs of the termination of the aspartame business, costs related to the closure of the production facility in Landskrona (Sweden), restructuring activities at DSM Pharmaceutical Products and an onerous contract at DSM Nutritional Products. Furthermore, DSM recorded a loss on the termination of the AMEL joint venture in the United States and made a deferred pension settlement.

Capital expenditure and cash flow
Capital expenditure on intangible assets and property, plant and equipment amounted to €457 million in 2006 and was almost at the same level as amortization and depreciation. In 2007 the level of capital expenditure, including small and new-business-development-type acquisitions, is expected to be above the level of amortization and depreciation. At €630 million, net cash provided by operating activities was about 7.5% of net sales.



■ **DSM in Sisseln** / Switzerland

Statement of cash flows

x € million		**2006**		2005
Cash and cash equivalents at 1 January		902		1,261
Operating activities:				
- Net profit plus amortization and depreciation	998		1,094	
- Changes in operating working capital	(4)		(119)	
- Other changes	(364)		(282)	
Cash flow provided by operating activities		630		693
Investing activities:				
- Capital expenditure	(458)		(393)	
- Acquisitions of subsidiaries	(44)		(559)	
- Disposal of subsidiaries and businesses	135		192	
- Other disposals	30		30	
- Other changes	(8)		(115)	
Net cash used in investing activities		(345)		(845)
Dividend paid		(213)		(183)
Net cash used in financing activities		(407)		(37)
Effects of changes in the consolidation scope and exchange differences		(15)		13
Cash and cash equivalents at 31 December		**552**		**902**

Net debt stood at 14% of equity plus net debt at the end of 2006.

Balance sheet profile

As %	2006	2005
Intangible assets	10	10
Property, plant and equipment	36	37
Other non-current assets	15	12
Cash and cash equivalents	5	9
Other current assets	34	32
Total assets	**100**	**100**
Equity	58	55
Provisions	3	4
Non-current liabilities	16	20
Current liabilities	23	21
Total liabilities	**100**	**100**

The balance sheet total (total assets) remained stable in 2006 and amounted to €10.1 billion at year-end (2005: €10.1 billion). Equity increased by €287 million compared with the position at the end of 2005; this was due mainly to result development and actuarial gains, partly offset by the repurchase of own shares, dividend payment and exchange rate differences. Equity as a percentage of total assets increased from 55% at the end of 2005 to 58% at the end of 2006. The current ratio (current assets divided by current liabilities) decreased from 1.76 in 2005 to 1.61 in 2006.

The operating working capital was €86 million lower than in 2005. Cash and cash equivalents decreased and amounted to €552 million.

Dividend
DSM aims to provide a stable and preferably rising dividend. The dividend is based on a percentage of the cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit plus depreciation and amortization, both before exceptional items, minus the dividend payable to holders of cumulative preference shares.

The dividend on ordinary shares proposed for the year 2006 amounts to €1.00 per share, the same as in the previous year. This corresponds to 19% of the cash flow (net profit excluding exceptional items (€551 million) plus depreciation and amortization (€440 million) minus the dividend (€10 million) payable to holders of cumulative preference shares). An interim dividend of €0.33 per ordinary share having been paid in August 2006, the final dividend will amount to €0.67 per ordinary share.

The ex dividend date is 30 March 2007.

DSM outlook for 2007
Economic growth in Europe and North America is expected to slow down somewhat in 2007. For the emerging economies growth expectations remain buoyant, especially for Asia. The US dollar started the year at a clearly lower exchange rate versus the euro than the 2006 average, while raw-material and energy prices eased somewhat although they are still at a very high level and are expected to stay volatile. Especially the natural-gas price in the Netherlands is a reason for concern.

This year DSM will be facing some specific business issues: some attractive contracts related to the acquisition of Roche Vitamins (now DSM Nutritional Products) will come to an end, we are seeing intensified competition in some of the more mature parts of the Nutrition business and, since we want to defend and further strengthen our market position, margins may erode more quickly than the pace at which new products and formulations make their positive impact felt. However, DSM remains committed to further increasing its innovation efforts and the associated expenditure.

DSM expects that 2007 will be another year of solid sales-volume growth. However, because of the exchange-rate sensitivities, the high natural-gas price in the Netherlands and the specific business issues referred to above, DSM expects that the operating profit in 2007 will be lower than in the record year 2006, although it will be on track with the *Vision 2010* objectives.

Equity
as a % of balance sheet total


2002
2003
2004
2005
2006
58%
53%
49%
55%
0
10
20
30
40
50
60

Capital employed by segment at 31 December 2006
x € billion


Nutrition
Pharma
Performance Materials
Industrial Chemicals
Other activities
0
0.5
1.0
1.5
2.0
2.5

Operating profit 2006 by segment
from continuing operations
x € million


Nutrition
Pharma
Performance Materials
Industrial Chemicals
Other activities
-50
0
100
200
300

R&D expenditure 2005 and 2006
incl. discontinued activities
x € million


2005
2006
Nutrition
Pharma
Performance Materials
Industrial Chemicals
Other activities
0
50
100
150

To provide the best possible structure for the execution of *Vision 2010 – Building on Strengths*, DSM's activities have been regrouped into four clusters: Nutrition, Pharma, Performance Materials and Industrial Chemicals.

Net sales and supplies		net sales		supplies
x € million	**2006**	2005	**2006**	2005
Nutrition	2,407	2,399	2,463	2,458
Pharma	916	924	967	988
Performance Materials	2,753	2,447	2,759	2,459
Industrial Chemicals	1,872	1,687	2,135	1,899
Other activities	404	359	422	376
Intra-group supplies	-	-	(694)	(364)
Total, continuing operations	**8,352**	**7,816**	**8,352**	**7,816**
Discontinued operations	28	379	28	379
Total DSM	**8,380**	**8,195**	**8,380**	**8,195**

EBITDA / net sales		
in %	**2006**	2005
Nutrition	19,3	20,3
Pharma	15,9	15,5
Performance Materials	15,6	16,8
Industrial Chemicals	14,4	14,6

Operating profit plus depreciation and amortization (EBITDA)

x € million	2006	2005
Nutrition	464	487
Pharma	146	143
Performance Materials	429	410
Industrial Chemicals	269	246
Other activities	(33)	(8)
Total, continuing operations	**1,275**	**1,278**
Discontinued operations	(1)	33
Total DSM	**1,274**	**1,311**

Capital employed at 31 December

x € million	2006	2005
Nutrition	2,159	2,188
Pharma	1,302	1,356
Performance Materials	1,697	1,707
Industrial Chemicals	745	728
Other activities	407	242
Total, continuing operations	**6,310**	**6,221**
Discontinued operations	(7)	-
Total DSM	**6,303**	**6,221**

Operating profit (EBIT)

x € million	2006	2005
Nutrition	314	329
Pharma	65	41
Performance Materials	329	305
Industrial Chemicals	196	165
Other activities	(69)	(53)
Total, continuing operations	**835**	**787**
Discontinued operations	(1)	21
Total DSM	**834**	**808**

R&D expenditure

	x € million		as % of net sales	
	2006	2005	2006	2005
Nutrition	134	115	5.6	4.8
Pharma	57	57	6.2	6.2
Performance Materials	107	94	3.9	3.8
Industrial Chemicals	18	14	1.0	0.8
Other activities	11	8	2.7	2.2
Total, continuing operations	**327**	**288**	3.9	3.7
Discontinued operations	-	2		
Total DSM	**327**	**290**		

Capital expenditure and acquisitions

x € million	2006	2005
Nutrition	113	122
Pharma	146	60
Performance Materials	126	667
Industrial Chemicals	68	85
Other activities	48	38
Total, continuing operations	**501**	**972**
Discontinued operations	-	2
Total DSM	**501**	**974**

Workforce (year-end)

	2006	2005
Nutrition	7,844	7,568
Pharma	4,731	4,500
Performance Materials	4,664	4,441
Industrial Chemicals	2,183	2,234
Other activities	2,728	2,919
Total, continuing operations	**22,150**	**21,662**
Discontinued operations	6	158
Total DSM	**22,156**	**21,820**

The Nutrition cluster comprises DSM Nutritional Products, DSM Food Specialties and DSM Special Products, the benzoates (benzoic acid derivatives) business unit of the former DSM Fine Chemicals business group.

x € million	2006	2005
Net sales*:		
- DSM Nutritional Products:		
Animal Nutrition and Health	1,091	1,049
Human Nutrition and Health	867	873
	1,958	1,922
- DSM Food Specialties	411	438
- DSM Special Products	94	98
Total	**2,463**	**2,458**
Operating profit	314	329
Operating profit plus amortization and depreciation	464	487
Capital expenditure and acquisitions	113	122
Capital employed at 31 December	2,159	2,188
Operating profit as % of average capital employed	14.4	15.6
EBITDA as % of net sales	19.3	20.3
Research and development	134	115
Workforce at 31 December	7,344	7,568

* before elimination of intra-group supplies to other clusters

The main customers are food, beverages, feed and flavor/fragrance companies across the world. The activities in this cluster are to a large extent based on DSM's in depth knowledge of biotechnology (including fermentation, genomics and biocatalysis), organic chemistry and formulation technologies and on the company's broad application knowledge. DSM holds leading positions in the markets for ingredients for human and animal nutrition and health and personal care. The groups in this cluster work closely together in marketing and sales, R&D and production facilities among other things.

Supplies of Nutrition
x € million


2005
2006
0
500
1,000
1,500
2,000
2,500

Operating profit of Nutrition
x € million


2005
2006
0
100
200
300
400
500

DSM Nutritional Products

Dual track strategy launched

- Global leadership secured
- Various new products and product forms introduced
- Competitive intensity in established business continued

DSM Nutritional Products is the world's largest supplier of nutritional ingredients, such as vitamins, carotenoids (anti-oxidants and pigments), other biochemicals and fine chemicals, and premixes. The company covers an unmatched breadth of applications in the area of ingredients, addressing the animal and human nutrition and health as well as personal care industries. It has 11 large production sites in 7 countries. It also runs 35 premix plants for Animal Nutrition and Health and 11 premix plants for Human Nutrition and Health, where product combinations are custom made to serve specific customer needs. R&D facilities are concentrated in the region of Basel, Switzerland, and are strongly integrated in an innovation network with other nutrition-related DSM R&D campuses in Delft and Geleen (Netherlands). Additionally, R&D satellites are managed in France and China. DSM Nutritional Products has some 40 sales offices that are active in over 100 countries. It employs approximately 6,200 people.

Compared to 2005, both Animal Nutrition & Health and Human Nutrition & Health in DSM Nutritional Products achieved solid volume growth at lower prices. DSM Nutritional Products' operating profit decreased slightly because higher volumes did not fully compensate for higher innovation expenditure and negative price effects.

Strategy

The year 2006 witnessed the successful conclusion of the VITAL integration and transformation project and the start of the implementation of a new strategy, including the setting-up of a new organization. DSM Nutritional Products is capitalizing on opportunities in the market to strengthen its new product portfolio via internal developments as well as on acquisitions and licensing agreements. Demand for innovation in all sectors of nutrition and health was reflected in good market uptake of new products.

On 2 January 2006, DSM Nutritional Products made a start on the execution of its new Dual Track Strategy – the new watch-word following the successful conclusion of the VITAL project. Closely aligned with DSM's corporate strategy *Vision 2010 – Building on Strengths*, the Dual Track Strategy on the one hand recognizes the need to sustain the profitability of established products by reinforcing market share and product margins by reducing costs as much as possible and placing special emphasis on product differentiation, and on the other hand aims to boost the full growth of new business by developing a vital portfolio of innovative new products and launching them successfully into the markets.

Anchoring the improvements achieved by the VITAL project also required a realignment of organizational structures to the strategy. Whereas the traditional alignment between the two business groups Human Nutrition & Health (HNH) and



■ **DSM in Shanghai** / China

Animal Nutrition & Health (ANH) was strengthened so as to ensure greater customer focus, a fully dedicated New Business Development (NBD) organization was created to support growth and innovation, specifically fostering new products for each of these business groups. This will ensure that both the already established and the new products in the portfolio receive the attention they require to perform successfully.

Along with the new strategy and organization, the way of working together also experienced significant change. The overall framework for thorough implementation was set by a Business Process Navigator, which elucidated the consequences of the new structures for internal workflows, and by a dedicated training program. Key account management together with new tools introduced at the frontline helped to increase customer intimacy and identify new opportunities for further adding value to the business through product differentiation and superior performance of the new products.

Cross-functionality is key in all new processes, especially in product management, which is the function in charge of the development of product-related strategies, the Annual Strategic Review for all products, the production strategy, process innovation and product supply optimization. Consequently, the implementation of the new strategy is fully aligned with and supported by the businesses in both industry segments.

Business review Human Nutrition and Health (HNH)

Despite continued price pressure, mainly from Chinese suppliers, HNH sales overall remained relatively robust. This was helped in part by a continued focus on the more dynamic segments such as functional foods and beverages and by an increased emphasis on those products where product form differentiation plays an important role. Examples of recently introduced product forms include Betatab 20% S, Apocarotenal 1% CWS/M and Betacarotene 3% CWS/M. All of these forms provide excellent performance and stability whilst also being animal-free and allergen-free (which is something customers increasingly require).



DSM in Delft / the Netherlands

Thanks to its unique global sales network and its status as the world's leading supplier of nutritional premixes, DSM Nutritional Products is the number one player in nutritional ingredients for human applications. The renewed focus on key account management allowed HNH to further strengthen its position with key global and regional customers. In addition, an increased focus on dietary supplements and certain food segments using tailored concepts and specific value marketing and selling approaches ensured that customer and consumer needs were met.

The major trends in the markets for food ingredients (including beverages) and dietary supplements are the key drivers for the development of new products and concepts. Boosted health awareness, changing lifestyles and an aging population will further increase the demand for health-enhancing nutritional ingredients. In view of this, HNH's food innovation programs focus on fitness and wellness, metabolic syndrome and cognitive function.

The year 2006 saw the launch of Bonistein™ a dietary supplement ingredient that combats osteoporosis by increasing bone formation and bone mineral density, offering health benefits especially to post-menopausal women. Also in 2006, DSM Nutritional Products entered into an exclusive global agreement with CreAgri, Inc. of California (USA) to market Hidrox®, a concentrate of olive polyphenols with antioxidant and anti-inflammatory properties. Applications include breads, biscuits and juices. An exclusive distribution agreement was also signed with Hyben Vital for the commercialization of the company's rosehip powder outside Europe. This product, which will be available to consumers in the first quarter of 2007, is expected to make major inroads in the joint health and osteoarthritis market, which today is mainly served by products based on glucosamine. The highly purified green tea extract Teavigo® showed very strong growth in 2006, almost doubling the previous year's performance. Many end-consumer products containing Teavigo® were launched in the area of healthy lifestyle beverages, while more and more products in the dairy and cereal bar category are using the patented product.

Citric Acid sales grew in line with the overall market growth rate. The development in this area is mainly driven by the major beverage producers. Production costs were negatively affected by increases in raw-material costs and energy prices. Availability of raw materials has also been influenced by a new sugar regulation in the European Union and the increase in bioethanol production. On the customer side, prices remained the dominant key buying parameter, followed by quality and value-based services areas in which DSM Nutritional Products has a strong position. The pressure on the operating profit for the Citric Acid unit was to a large extent countered by restructuring measures, technology improvements and a differentiated program of price increases offsetting some of the rises in raw material and energy costs.

Personal Care enjoyed a good year due to the strong demand in UV filters and panthenol. This was partly triggered by a hot summer in Europe and the United States. The generally higher awareness with regard to UV-A protection is fueling growth for Parsol® 1789. Also, the demand for anti-aging actives and vitamins is still growing. In order to capture the benefits of this trend, DSM Nutritional Products launched All-Q® Plus, an oil-soluble blend of CoQ10 and vitamin E. The newly introduced UV-B filter Parsol® TX, a coated form of titanium dioxide, enjoys excellent customer feedback. Overall, the Personal Care unit was able to keep or slightly expand its market share for the key products, and recently launched UV filters enjoyed a good growth at key accounts. On the customer side, an ever faster trend for reformulations in the sun care segment has been observed.

Business review Animal Nutrition and Health (ANH)
The ANH market continued to show healthy growth in 2006, although part of DSM Nutritional Products' offering came under some pressure due to competitive activity. The newly set up business management structure, supported by selective key account management activities, strengthened the overall performance, resulting in above-market growth in carotenoids and vitamins. This helped to offset price erosion and contributed to a slightly improved supply-demand balance for ANH's leading products. Price pressure on carotenoids was countered by a healthy increase in demand for feed products from the growing salmon industry. During the year, the business successfully started to further implement its premix strategy by streamlining its operations and expanding in the emerging areas. August 2006 saw the opening of a new feed premix plant in Shandong province (China). The facility provides advanced-formula vitamin and mineral premixes to feed customers in North and Northeast China. In line with DSM's *Vision 2010 – Building on Strengths* strategy, it serves two key strategic targets: growing our specialty portfolio in nutritional products and expanding our presence in the Chinese market.

The impact of the avian flu epidemic declined gradually over 2006, although some local outbreaks were still reported (for example in Thailand and Indonesia). Sales of products for the poultry market (specifically feed enzymes and Hy-D®) showed concomitant signs of recovery. The negative impact of the avian flu was countered by higher volume sales – fostered by securing orders from large accounts combined with a partial lowering of prices in selected products – as well as by continued efficiency measures in operations.

Innovations in nutritional additives are driving new application concepts for pets and farm animals as well as broadening the application field for young products. As a consequence, ANH's innovation strategy aims at developing and successfully launching innovative niche products. For instance, continuous pressure on the use of antibiotic growth promoters even outside Europe is ensuring the further development of alternative concepts such as eubiotics. The segment of zootechnical additives will be further strengthened through innovations in probiotics and eubiotics and through the screening for new enzymes. Increased penetration of existing applications such as VevoVitall® and Hy-D® (for the swine and poultry segments, respectively), together with new applications and products, allowed further enhancement of ANH's leadership position not only in eubiotics but also in nutritional additives and enzymes. The portfolio was further strengthened by the acquisition of CRINA, a pioneer in the development of plant extracts for use as feed additives, from Intervet International. The increased cost and limited availability of raw materials further supported the use of the performance-enhancing enzymes Ronozyme® and Roxazyme®, both within and beyond Europe. Form development is key to growth in the sensory additive segment. It provides solutions to improve the appearance of meat products, for instance, or to reduce the environmental impact of livestock farming.

The production site in Dalry (Scotland) has successfully introduced a new Central Control Room (CCR). Where previously 18 control rooms had been required, now the powerhouse, the waste water treatment plant and the entire vitamin C and Rovimix® Calpan production are controlled from a single control room. The CCR concept is part of the platform that will complete savings targeted by VITAL and support the new organization based on Manufacturing Excellence processes in Dalry.

Projects

The year 2006 brought the strategic repositioning of DSM's humanitarian initiative SIGHT AND LIFE, which was founded in 1986 to assist in combating vitamin A deficiency in developing countries. DSM has continued to foster SIGHT AND LIFE in its fight against pressing health issues related to micronutrient deficiency in the developing world. The initiative's focus has shifted from eye health (vitamin A) to 'the double burden of malnutrition' (paradox of concurrent micronutrient deficiency and obesity) and nutritional anemia, the latter affecting approximately two billion people worldwide. In the autumn of 2006, SIGHT AND LIFE hosted a workshop with nutrition experts from leading academic institutions and global organizations, including WHO, UNICEF, the World Bank and the World Food Programme, to develop solutions in the fight against the public health scourge of nutritional anemia.



■ **DSM in Shanghai** / China

DSM Nutritional Products also helps in the battle against malnutrition by means of its Nutrition Improvement Program. The Nutrition Improvement Program is one of DSM's contributions to achieving the Millennium Development Goals that were declared by the heads of state and heads of government of all 191 United Nations member states at the United Nations General Assembly in September 2000. The Millennium Development Goals are the world's time-bound and quantified targets for addressing extreme poverty in its many dimensions while promoting gender equality, education, and environmental sustainability. These are also basic human rights. Within this context, the Nutrition Improvement Program provides technical and scientific support for supplementation programs and for the fortification of staple foods with vitamins and minerals in developing countries.

DSM Food Specialties

Targeting promising markets

- Successful launch of a number of new, innovative products
- Growth in all business segments, but also price pressure
- Progress in Operational Excellence

DSM Food Specialties is a global supplier of advanced ingredients for the food industry manufactured with the aid of fermentation and enzyme technology, among other technologies, based on in-depth application knowledge of the chosen market segments. The group comprises five business units. DSM Dairy Ingredients supplies enzymes (such as rennets), starter cultures and preservation systems for cheese and yogurt, and tests for the detection of residues of antibiotics. DSM is one of the biggest suppliers of dairy ingredients in the world. DSM Savoury Ingredients is a major supplier of ingredients for flavorings and flavor enhancers (such as yeast extracts) used in products such as soups, instant meals, sauces and savory snacks. DSM Enzymes produces a wide range of food enzymes for applications such as baking, fruit processing, beer brewing and the manufacture of other alcoholic beverages. DSM Functional



■ DSM in Kaiseraugst / Switzerland

Food Ingredients produces ingredients for baby food, food supplements and functional foods such as arachidonic acid, probiotics and peptides. DSM Ingredients Development develops and pre-launches innovative ingredients for the food industry.

The main production sites are in Seclin (France, enzyme production), Capua (Italy, arachidonic acid), Delft (Netherlands, yeast extracts, natamycin and tests), Belvidere (USA, arachidonic acid) and Moorebank (Australia, cultures). The main R&D center is in Delft.

Strategy

DSM Food Specialties targets market segments characterized by fast growth and seeks to respond to the major trends in the food industry toward health, convenience and natural products. Under the supervision of a Monitoring Trustee appointed by the European Commission, DSM Food Specialties continued to produce and supply feed enzymes to BASF as part of the dissolution arrangement for the former alliance with BASF. As a consequence of the arrangements made, production was phased out in 2006.

Business review

The global food ingredients market grew by about 4% in 2006. DSM Food Specialties saw its sales decline by 6% due to the termination of the supply of feed enzymes to BASF in the course of the year, as agreed in 2003 with the acquisition of Roche Vitamins & Fine Chemicals. DSM Dairy Ingredients' sales were slightly up on 2005. Sales volumes of the starter cultures range showed a significant increase. Under the brand name Delvo-Add® a new culture was launched which is designed to improve texture, mouth feel and moisture content in a range of cheeses. Sales volumes of rennets produced by means of fermentation were also higher than in 2005. Under the brand name Accelerzyme® a new cheese ripening enzyme was introduced which accelerates flavor development while also eliminating the bitter off-taste formed during cheese maturation. Sales volumes of antibiotic tests were stable, while sales volumes of preservation systems and coatings increased. Prices were somewhat under pressure in the latter segment.

DSM Savoury Ingredients recorded strong sales volume growth, in particular in the specialty-yeast extracts segment, which includes the newly launched product Maxarome® Select. The construction of a dedicated factory for processed flavors in Shanghai (China) proceeded according to schedule. The plant is expected to come on stream at the beginning of 2007.

DSM Food Enzymes' sales were up on 2005 with volume growth in fruit-processing enzymes and a good performance in newly introduced pectinase enzymes under the brand names Rapidase® Smart Clear and Rapidase® Intense. Sales volumes of brewing enzymes and baking enzymes grew, supported by the successful market feedback on the new enzyme Brewers Clarex™, an enzyme that helps brewers to prevent turbidity in beer. The Brewers Clarex™ enzyme, the first beer innovation in about three decades, is now used on a commercial scale in brewing in Europe, Asia and the Americas. Regulatory approval has been obtained in China. A new enzyme for improved emulsification properties in mayonnaise, sauces and bakery products was launched under the brand name Maxapal®.

DSM Functional Food Ingredients saw its sales increase sharply as more and more baby food manufacturers in the world were launching new product lines for infant formula enriched with arachidonic acid. The remaining shares of the Swedish ingredients firm Lipid Technologies Provider (LTP) were acquired for €18 million. LTP's technology platform is based on formulated lipids from natural sources such as oat oil, and is used to develop delivery systems for functional foods, dietary supplements and pharmaceuticals. DSM Food Specialties was already LTP's marketing partner in dairy applications for the successful satiety ingredient Fabuless™. The product contains a special emulsion of natural, fractionated palm oil and oat oil and uses the body's natural appetite control mechanism. The product concept recorded strong sales growth in the dairy and supplements markets in Italy, Portugal, the United Kingdom, the Netherlands and the United States.

Sales of the patented peptide PeptoPro® increased in Europe and the United States. A growing number of producers of sport and energy drinks have now included PeptoPro® in their new line of products targeted at fast recovery after exercise or endurance during exercise. It has been proven, however, that in some cases the time-to-market is somewhat longer than expected, in particular when it depends on the speed with which food customers launch new foodstuffs with innovative health claims.

DSM Ingredients Development continued the development of radically new ingredients for the functional-foods industry. The project announced last year regarding the product concept aimed at including the nutritional value of milk into a beverage without the limitations of color and taste of milk has been terminated, predominantly for cost reasons. However, DSM Ingredients Development has a well-filled pipeline of new ingredients.

Due to lower sales DSM Food Specialties' operating profit was clearly lower than in 2005.

Projects
Various efforts were made to facilitate sales growth and increase operational efficiency. ISO 9001 certificate renewals took place at several locations. The production site in Seclin (France) has completed the restructuring program initiated in 2004 aimed at providing a competitive future manufacturing base for the enzyme business. Various steps were taken to further improve demand and supply chain management, the sharing of sales offices with other DSM business groups and value-based pricing. In emerging economies such as China, India and Russia, the organization was strengthened to capture the growing demand for food ingredients. In China a new food application lab was opened near Shanghai.



■ **DSM in Shandong** / China

DSM Special Products

Among the global market leaders

- Consistent above-market growth
- Encouraging growth in VevoVitall®
- Financial results under pressure

DSM Special Products (DSP) produces benzoic acid, sodium benzoate, benzaldehyde and benzyl alcohol. Its products such as Purox®S, Purox®B and VevoVitall® are widely recognized for their purity and quality. The business group supplies to a wide range of markets, including the markets for carbonated soft drinks, food, animal feed, plasticizers, resins, cosmetics, personal care, flavors and fragrances, as well as a diverse range of industrial applications. The production facilities are located in Rotterdam (Netherlands).

Strategy
DSM Special Products is the global market leader in most of the products it supplies. DSM Special Products will build upon these leadership positions by creating market growth through innovation. It will continue to set the benchmark in the industry through the quality of its products.

Business Review
In 2006, as in previous years, DSM Special Products (DSP) outgrew the market in a number of core products. Growth in VevoVitall®, our feed additive that helps pig farmers to significantly reduce ammonia emissions, has been particularly encouraging. However, the price of the key raw material toluene saw exceptional volatility, peaking at unprecedented levels. DSP was not able to pass on the full increase of this raw-material price to its customers, leading to a negative operating result.

Projects
At the end of 2006, DSP obtained registration by the European authorities for the consumption of VevoVitall® by piglets. This offers piglet farmers the opportunity to profit from the benefits of VevoVitall® regarding the environment (ammonia reduction) as well as productivity. For DSP, this opens up a new market segment that will further sustain VevoVitall® growth figures. DSP is working closely with selected producers of plasticizers to find alternatives for their phthalic-acid-based plasticizers, which have come under increasing regulatory scrutiny. DSP's benzoic acid can in many cases be an environmentally friendly and effective alternative.

DSP's site in Rotterdam (Netherlands) will continue its efforts to improve its efficiency in the utilization of raw materials and energy.

The Pharma cluster comprises the business groups DSM Pharmaceutical Products and DSM Anti-Infectives. Parts of the former DSM Fine Chemicals business group have been integrated into DSM Pharmaceutical Products.

x € million	2006	2005
Net sales*:		
- DSM Pharmaceutical Products	605	650
- DSM Anti-Infectives	362	338
Total	**967**	**988**
Operating profit	65	41
Operating profit plus amortization and depreciation	146	143
Capital expenditure and acquisitions	146	60
Capital employed at 31 December	1,302	1,356
Operating profit as % of average capital employed	4.9	3.1
EBITDA as % of net sales	15.9	15.5
Research and development	57	57
Workforce at 31 December	4,731	4,500

* before elimination of intra-group supplies to other clusters

DSM is one of the world's leading independent suppliers to the pharmaceutical industry, with some 40% of today's top-selling medicines in the world containing ingredients developed and produced by DSM.

Supplies of Pharma


x € million
2005
2006
0
200
400
600
800
1,000

Operating profit of Pharma


x € million
2005
2006
0
20
40
60
80
100

DSM Pharmaceutical Products

High-quality global services to the life science industry

- Good pipeline development in Pharma Chemicals
- Solid growth and performance of finished-dose manufacturing business
- Percivia Per.C6® Development Center established

DSM Pharmaceutical Products is one of the world's leading providers of high quality global custom manufacturing services to the pharmaceutical, biotech and agrochemical industries. Customers around the world are serviced from five manufacturing sites in North America and Europe. Customers include seventeen of the top twenty pharmaceutical companies and the top three agrochemical companies as well as a large number of biotech, specialty and virtual companies across the globe. The business group comprises four business areas.

DSM Pharma Chemicals is a provider of custom chemical manufacturing services for complex registered intermediates and active ingredients for pharmaceuticals. Using a large technology toolbox, it provides manufacturing services from three European-based facilities located in Austria, the Netherlands and Italy.

DSM Biologics is a leading provider of manufacturing technology and services for the biopharmaceutical Industry. DSM Biologics and Crucell N.V. have co-exclusive rights to license the high-producing Per.C6® human cell line to the biopharmaceutical industry as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics operates an FDA-approved manufacturing facility in Groningen, the Netherlands.

DSM Pharmaceuticals, Inc. is a provider of high-quality finished-dose manufacturing services to the pharmaceutical and biotech industries. Operating from Greenville, North Carolina (USA), the company manufactures sterile injectables (liquid and freeze-dried), solid-dose (tablets, capsules), semi-solid (creams, ointments) and liquid products for companies around the world.

DSM Exclusive Synthesis / Intermediates, formerly part of the now-dissolved DSM Fine Chemicals business group, is a global player in custom manufacturing services for the agrochemical industry and a provider of organic intermediates to the fine chemicals industry. Customers are served from two production sites in Europe (in Austria and the Netherlands).

Strategy

DSM Pharmaceutical Products provides solutions to the development and manufacturing needs of the pharmaceutical and agrochemical industries. The business group derives sustainable success from the application of a wide range of technical and regulatory capabilities to deliver services in a compliant, timely and cost-effective manner.

Business review

The business group's performance was helped by a significant increase in the overall performance of DSM Pharma Chemicals.



■ DSM in Zhangjiakou / China

DSM Pharma Chemicals exhibited a strong financial performance due to continued new business uptake and the growth of existing development projects and commercial products. Through the disposal of the manufacturing site at South Haven, Michigan (USA), the business unit's involvement in lower-margin generic active ingredients was reduced. The pharmaceutical activities in Linz (Austria) benefited from new business intake and from cost reduction measures.

DSM's ResCom® facility, a specialized unit within DSM Pharma Chemicals, delivers industry-leading performance in the supply of intermediates and active pharmaceutical ingredients for compounds that are in early-phase clinical development. In order to continue to expand the business group's project pipeline, investments were made at DSM's manufacturing facility in Linz (Austria) to increase capacity for later-stage development projects, providing a smooth project flow from ResCom®.

DSM Pharmaceuticals, Inc. showed an increase in operating profit compared with 2005, primarily due to a stronger product portfolio and the implementation of operational efficiencies in solid-dose manufacturing services. In particular, the demand for existing solid-dose products increased as a number of new projects were added from existing customers. Sterile manufacturing services continued to benefit from the demand for existing biologic products and the addition of new projects with many new product launches scheduled for 2007. Eleven new products were launched from the Greenville (USA) facility in 2006, including two sterile biologics for which the pre-approval inspections were waived by the FDA (the American Food and Drug Administration). New business inquiries continued to exceed the already high level attained in 2005, primarily due to the launch of web-based marketing programs.

Expansion in the sterile-manufacturing area continued on schedule as the clinical trial materials (CTM) manufacturing site was completed and qualified for operation in the fourth quarter and construction of the cytotoxic manufacturing suite is on schedule for completion in 2007. These additions will allow



■ DSM in Shanghai / China

DSM Pharmaceuticals, Inc. to satisfy the expected demand for sterile-manufacturing services resulting from the large number of biologic products in the development pipeline.

DSM Biologics' activities were centered on providing manufacturing services for new and existing customers from the facility in Groningen (Netherlands) and establishing the Percivia Per.C6® Development Center with joint venture partner Crucell N.V. Sales declined compared with 2005, primarily due to the capacity reduction resulting from the closure of the Montreal site (Canada), but losses were minimized because of lower fixed costs. The number of new manufacturing projects increased compared with 2005, which should have a positive impact on 2007 financial performance.

Projects
An Operational Excellence project implemented in solid-dose manufacturing resulted in a significant increase in contribution margin in line with the business group's strategy of reforming its activities and improving its profitability. The manufacturing facility for active pharmaceutical ingredients in South Haven, Michigan (USA) was successfully sold to Albemarle. The closure of the Biologics facility in Montreal was realized.

The sales agreement between DSM and Roche dating from 2003, which pertained to DSM's position as a preferred pharma supplier to Roche and provided DSM with additional sales of over €100 million over a period of four years, will expire in 2007.

DSM Anti-Infectives
Substantial cost reductions carried out

- Oversupply persists
- New amoxycillin production facility in India
- Strategy review commenced

DSM Anti-Infectives (DAI) holds global leadership positions in penicillin G, penicillin intermediates (6-APA and 7-ADCA), side chains, semi-synthetic penicillins, semi-synthetic cefalosporins and other active ingredients, such as potassium clavulanate and nystatin.

Strategy
DAI strives to maintain its global leadership positions via technological innovation, customer intimacy and operational excellence, and to improve its overall profitability. The business group is a large player in penicillin G, intermediates, side chains and the related active ingredients. These products are used to combat bacterial or fungal infections. DAI has production facilities in Egypt, China, India, Mexico, Sweden, Spain, Italy and the Netherlands.

Business review
Global market demand for penicillin equivalents grew about 4% in 2006. Despite the fact that a number of small producers dropped out or converted their capacity to other products, the oversupply situation persisted. In some specific product-market areas this oversupply caused selling prices to reach an all-time low, while prices recovered in other areas. During 2006, the weak dollar translated into pressure on top-line results, while rising energy and raw-material prices could not be fully passed on in the value chain.

The drastic measures announced in 2004 to improve the bottom-line result proved to be effective, leading to a substantial improvement in financial performance in 2006. Unfortunately, because of the margin squeeze (caused by higher energy costs and lower prices in some markets and by the continuing weak dollar compared to the euro), DAI's operating result was still negative.

Projects
DAI announced the start-up of a new amoxycillin production facility in India, based on proprietary enzymatic technology. The start-up went well and design capacities were reached as early as December 2006. DSM is awaiting approval by the Chinese authorities for the envisaged joint venture with NCPC regarding anti-infectives and basic vitamins.

In 2006, clavulanic acid was again a significant profit contributor, although less so than in previous years. Substantial cost-price improvements were realized in the plant in Sweden. In all product-market combinations the focus continued to be on value-based pricing initiatives supporting the superior – high-purity – quality of the PureActives™ range and the associated advantages for DAI's customers. The focus of R&D activities is on cost reduction of core products and value extraction from DAI's technology. R&D activities in 2006 also contributed to identifying and developing new generic products.

This program – named Growth Options – will in the longer-term generate new off-patent products based on DAI's core technology competences and its cGMP-certified asset base around the world (current Good Manufacturing Practices). These new products are developed in close cooperation, and based on discussions with DAI's present customer base in the generic industry. The strong fermentation capabilities within DAI are recognized by our customers. DAI has integrated strain construction and improvement, fermentation development, bioconversion and product recovery competences, which will lead to the sustainable variable cost price advantage that is necessary to be a partner for its generic customers.

With a view on the aforementioned adverse developments – higher energy costs, lower prices and a continuing weak US dollar, DAI will continue to vigorously reduce cost levels via the ongoing restructuring project. DSM has also decided to thoroughly evaluate all strategic options for this business group. In order to get strategic room to manoeuvre, DAI acquired full control in the Fersinsa joint venture in Mexico and in some smaller joint ventures in China.



■ DSM in Zhangjiakou / China

The Performance Materials cluster comprises the business groups DSM Engineering Plastics (including the Dyneema business unit), DSM Resins and DSM Elastomers.

x € million	**2006**	2005
Net sales*:		
- DSM Engineering Plastics (including DSM Dyneema)	1,005	881
- DSM Resins	1,258	1,108
- DSM Elastomers	496	470
Total	**2,759**	**2,459**
Operating profit	329	305
Operating profit plus amortization and depreciation	429	410
Capital expenditure and acquisitions	126	667
Capital employed at 31 December	1,697	1,707
Operating profit as % of average capital employed	19.3	19.1
EBITDA as % of net sales	15.6	16.8
Research and development	107	94
Workforce at 31 December	4,664	4,441

* before elimination of intra-group supplies to other clusters

All of these specialize in the manufacture of technologically sophisticated, high-quality products that are tailored to meet customers' performance criteria. The products are used in a wide variety of end-use markets: the automotive industry, the aviation industry, the electrics & electronics industry, the sports and leisure industries, the coatings industry and the construction industry.

DSM Engineering Plastics

Leadership further strengthened

- Strong volume growth
- Various new investments announced
- Favorable cost position maintained

DSM Engineering Plastics is a global player in polyamides (polyamide 6, polyamide 66 and polyamide 46), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC blends), Ultra-High Molecular Weight Polyethylene (UHMWPE) and extrudable adhesive resins. These materials are used mainly in technical components for the electrics & electronics, automotive, engineering and packaging industries. With a market share of about 5%, DSM is one of the world leaders. DSM is the global market leader in high-heat polyamide. DSM Engineering Plastics has production sites in Emmen and Geleen (Netherlands), Genk (Belgium), Evansville (USA), Jiangyin (China) and Pune (India).



■ **DSM in Geleen** / the Netherlands

Strategy
DSM Engineering Plastics wants to further strengthen its leadership position with a strong focus on performance materials and specialties. All of its activities are centered on creating value for the business group's customers and for DSM. Thanks to its outstanding knowledge of products and applications, combined with excellent service levels, the business group is increasingly able to position itself as a valuable, solutions-oriented business partner.

Business review
The markets for engineering plastics showed continued growth in 2006. Sales increased in all regions, for all major product lines and in all relevant markets. Raw-material prices continued to increase and towards the end of the year it became difficult to increase selling prices to safeguard margins. The business group was able to maintain the favorable cost position it had built up in previous years. Sales of innovative products developed favorably, as did sales of existing products in new applications. Strong volume growth and continued cost control were the main reasons for the substantially improved operating profit.

Projects
The expanded compounding plant in Jiangyin (China) was inaugurated in 2006. Further expansions are being prepared to keep pace with the high growth. Polyester production capacity in Emmen (Netherlands) was increased. Furthermore, three new investment decisions were taken. A new Akulon® polyamide 6 plant in Jiangyin (China) will support further growth in the Asian market for flexible packaging. The second plant for Stanyl® polyamide 46 polymer in Geleen (Netherlands) will allow the business group to keep pace with strong demand growth. The second plant for Stamylan® UH in Geleen will support the strong growth of Dyneema® fibers and will enable the business group to maintain its position in other markets. The responsibility for managing the Stamylan® UH business has been entrusted to the DSM Dyneema organization. All three new plants are due to come on stream in the first half of 2008. A start was made on the engineering work for a new compounding site in India to increase capacity.

DSM Dyneema

Expanding in high-margin markets

- Continued strong growth
- Further expansion of manufacturing capacity
- Several new market introductions

Dyneema®, DSM's high modulus polyethylene fiber which is the strongest fiber in the world on a weight-for-weight basis, was invented and developed by DSM and is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, it is applied in bullet-resistant armor and clothing for law enforcement personnel and the military. Dyneema® is produced in Heerlen (Netherlands) and in Greenville, North Carolina (USA). DSM Dyneema is also a partner in a high modulus polyethylene (HMPE) manufacturing joint venture in Japan.

Between 1998 and 2006 the sales volume for Dyneema® quadrupled, and the business clearly outgrew all direct competitors. Demand for light but strong, convenient-to-use material continues to show steady and rapid growth, driven by a range of social and economic factors such as the general increase in safety awareness, the increasing level of violence on the streets, the growing demand for readily manageable materials in the marine industry and the increase in leisure time and prosperity.

Strategy
DSM Dyneema is expanding around the world in selected, high-margin markets offering high profitability. The unit will continue to focus on the further development of ultra-strong polyethylene fiber and UD (unidirectional sheet) technology.



DSM in Jiangyin / China

Business review
The year 2006 was another good year. All markets for Dyneema® products showed growth, and sales increased in all geographic regions. Sales growth was particularly strong in North America and Asia. DSM Dyneema's operating profit was substantially up from 2005.

Projects
Two lines for fiber manufacturing in Greenville (USA) were brought on stream in 2006, and in September 2006 DSM announced that production capacity for Dyneema® in the United States would once again be expanded in response to continued high demand. The investment amounted to several tens of millions of US dollars and will bring the total number of fiber units for the company to ten, with five production lines being located at the Greenville facility. All projects are running according to schedule; the announced unit is expected to come on stream early 2008.

During the 2005-2006 round-the-world Volvo Ocean Race, new Dyneema® SK78 fiber proved its superior performance under extreme conditions. The new grade of ultra-strong polyethylene was used in the running rigging of the two world-class yachts – ABN AMRO ONE and Pirates of the Caribbean – that finished first and second, respectively.

For deep-sea hardware projects an alternative to traditional steel wire rope has been tested that offers a significantly longer life span, lighter weight and greater safety. Rope made from Dyneema® has been shown to outperform steel wire rope when used to place heavy equipment at extreme ocean depths greater than 3000 m.

In 2006 DSM Dyneema introduced two new grades in ballistic protection. For the protection of military and civilian vehicles against today's threats – including improvised explosive devices and assault rifles – DSM Dyneema developed the new hard ballistic composite Dyneema® HB26.

The new Dyneema® SB61 presents the strongest ballistic material for soft body armor. Dyneema® SB61 offers ultra-high energy absorption to provide significantly increased stopping power and allows vest manufacturers to achieve higher levels of ballistic performance and at the same time lower the weight of body armor.

DSM Resins
Focus on value-adding, environmentally friendly coatings

- Innovation programs in full swing
- Disposal of display coatings business
- Closure of Landskrona (Sweden) site announced

DSM Resins consists of four business units: DSM Coating Resins, DSM NeoResins, DSM Desotech and DSM Composite Resins.

DSM Coating Resins
The DSM Coating Resins business unit specializes in the development, manufacture and marketing of resins for coating systems. The unit is one of the global leaders in powder coating resins, with a market share of about 25%. These resins are used in industrial applications for the coating of for example washing machines, radiators, façades, car parts and bicycles. In Europe DSM Coating Resins is a leading supplier of liquid coating resins. These products are mainly used in decorative and industrial coatings.

Strategy
DSM Coating Resins aims to strengthen its position as one of the market leaders with a focus on innovative, value-added systems as well as environmentally friendly coating resins systems. In addition, DSM Coating Resins is forecasting increasing growth in emerging countries, notably in China and Russia.

Business review
The market showed high growth rates in all regions. Increasing feedstock prices resulted in short-term pressure on margins. Structural overcapacity in the European liquid coating resins area kept business results under pressure. In order to revitalize this part of the business, DSM Coating Resins announced the closure of its Landskrona (Sweden) production facility.

Good progress was made with the development and market introduction of an improved generation of waterborne alkyd resins. To an increasing degree, the decorative and industrial markets require waterborne paint with the same qualities as systems based on organic solvents. The liquid coating resins site in Hoek van Holland (Netherlands) went through a major, successful restructuring program.

With regard to Asia, DSM Coating Resins has created a successful platform for growth in China through the acquisition of Syntech in 2005.

The DSM Coating Resins business unit's overall operating profit showed a clear increase compared with 2005.

DSM NeoResins
This business unit is a leading global supplier of innovative waterborne resins, suited to the needs of the coatings, adhesives and graphic arts industries. The unit focuses on strong customer relations to develop new products and technologies with specific performance goals.

Strategy
The main focus for the business is on innovation and capturing growth opportunities in waterborne systems and geographic growth in North America and Asia. The upcoming VOC (volatile organic compounds) legislation in 2007 and 2010 will positively impact on developments in the next few years. In order to provide capacity for the growing market, capacity expansion is planned in Europe.

Business review
In 2006 volume growth was strong in all regions, driven by continued demand in decorative coatings and the recovery of the industrial coatings segments from the weak demand in Europe and North America in 2005. The graphic arts segment also experienced strong growth in all regions, the main drivers being the recovery of demand for inks and continued growth in imaging. Margins were under pressure due to raw-material price increases and price pressure in some parts of the business.

The business performed strongly better than in 2005 in terms of sales growth and profitability.

DSM Desotech
The DSM Desotech business unit is a leading producer of specialty UV-curable coatings and resins. DSM Desotech is the market leader in the supply of coatings for optical fibers and inks and matrix resins that are used in fiber optic cables. The business unit is a co-market leader in the supply of stereolithographic resins that are cured by laser technology for the production of rapid prototypes for a wide variety of industries.

Strategy
DSM Desotech's strategy is to maintain its leading market share in fiber optics. Moreover, DSM Desotech will grow its overall revenue and profit by using its technology base in stereolithography as well as leveraging its UV-formulation expertise to target new applications.

Business review
The global fiber optic market grew by more than 40% in 2006. However, price pressures throughout the chain dampened value increases in the overall business. The bulk of the growth was in the United States. Activities in Japan grew due to an increase in demand from NTT's (Nippon Telegraph and Telephone Corporation) Fiber-to-the-Home project. Activities in China saw some growth due to further investments in the telecom sector. Sales of stereolithographic resins grew by more than 7% in 2006. Significant gains were achieved in advancing the use of composite stereolithographic materials, especially in the Formula 1 market.



■ DSM in Greenville / USA

The profit of DSM Desotech in 2006 improved strongly compared with 2005, primarily as the result of strong volumes in the fiber optic market.

DSM Composite Resins
The DSM Composite Resins business unit is the European market leader in unsaturated polyesters (UPE) and has its own pan-European distributor (Euroresins). UPE are used for the production of fiber-reinforced plastics or non-reinforced filled products in end-use applications such as marine, leisure, building & construction, automotive and wind turbine blades. DSM Composite Resins is the global market leader in sizings and binders, which are vital functional components that facilitate the production of glass fiber reinforcements and enhance their performance.

Strategy
The business unit aims to strengthen its European leadership by playing a front-runner role in the composite resins industry to compete with aluminum and steel composites. The group focuses on cost efficiency and innovation and at the same time is expanding globally, especially in China, targeting high-added-value segments. The Sizings and Binders unit is the global expert and portfolio player in this segment, dedicated to the glass fiber industry.

Business review
Markets were strong in 2006, especially relining and marine. Raw-material prices remained volatile with a strong upward trend, putting pressure on margins. For the most part the business unit was able to pass on these higher costs to the market immediately. Sizings and Binders saw a reduced growth in the first half of 2006, but returned to normal growth levels in the second half of 2006. DSM Composite Resins' operating profit for 2006 stabilized compared with the record year 2005.



■ DSM in Jiangyin / China

Projects
In 2006 DSM Composite Resins continued its substantial investments in its production sites to proactively meet the stricter regulations in the fields of safety and the environment. The business unit intends to continue its leadership by investing in sustainability. For Sizings and Binders a new production site in China will start in 2007, entailing proximity to DSM Composite Resins' biggest and fastest-growing customers. The business unit will further invest in innovation and in expansion in both capacity and geographical presence, including further strengthening of its own pan-European distributor.

Overall DSM Resins
In the second half of 2006, DSM Resins finalized its new strategy named Flag 2010. This strategy aims to strengthen DSM Resins' innovation excellence, speed up its geographical expansion and improve customer dedication. As a consequence, the coating activities of DSM Coating Resins and DSM NeoResins will be integrated into a new business unit. The powder coating activities will also be grouped into a new business unit. Six innovation platforms were launched in 2006, each focusing on providing breakthrough solutions for the customers.

DSM Elastomers

Margins under strong pressure

- Weaker supply / demand balance .
- Anti-trust investigations: no charges
- Various new applications under development

DSM Elastomers manufactures synthetic rubbers (EPDM) and thermoplastic elastomers (TPVs) for use in cars, white goods, various industrial products, construction materials and as motor-oil additives. The group is one of the global market leaders in EPDM rubber with a production capacity of 200,000 tpa and a market share of 20%, and is the world's second supplier of thermoplastic rubber. DSM Elastomers has production plants in Geleen (Netherlands), Genk (Belgium), Leominster (USA) and Triunfo (Brazil).

Strategy
DSM Elastomers works to maintain its position as the global development leader in the EPDM market by constantly renewing its product range and maintaining the low cost position of its plants in Geleen and Triunfo. With respect to TPVs, the business group is expanding its production in the field of consumer products.

Business review
The global EPDM supply and demand balance weakened in 2006. Demand was strong in Europe, China and Japan, but weaker in the rest of Asia and in North America. Raw-material prices increased substantially for the third consecutive year. To a limited extent, DSM Elastomers was able to pass on these raw-material price rises to its customers. As a consequence, margins decreased. The business group's operating profit showed lower results, because of unfavorable exchange rates and lower margins due to higher raw-material costs.

The investigations into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, which had been launched at the end of 2002 by the European Commission, the United States Department of Justice and the Canadian Competition Bureau were closed mid 2006 without charges of any kind being brought against DSM or its affiliates. Several civil actions in the United States and Canada are still ongoing.

Projects
There is a growing interest in the development of artificial turf stadium fields. These provide all-season constant playing characteristics and allow multiple uses of stadiums, for instance for professional soccer as well as for rock concerts. DSM has been pioneering developments in this new application field, which has led to the introduction of materials for the first professional artificial soccer pitches.

DSM Elastomers further expanded the market targeted by Sarlink® thermoplastic rubber and its derivatives, which are used in sealing profiles for cars and in a range of consumer products. For the oil additives market, a new product line was commercialized successfully. These materials are used in oil-additive packages that excel in soot dispersion properties in, for example, diesel-fueled trucks and passenger cars.

The Industrial Chemicals cluster consists of DSM Fibre Intermediates, DSM Melamine, DSM Agro and DSM Energy.

x € million	**2006**	2005
Net sales*:		
- DSM Fibre Intermediates (including DSM Acrylonitrile)	1,429	1,243
- DSM Melamine	215	212
- DSM Agro	403	370
- DSM Energy	88	74
Total	**2,135**	**1,899**
Operating profit	196	165
Operating profit plus amortization and depreciation	269	246
Capital expenditure and acquisitions	68	85
Capital employed at 31 December	745	728
Operating profit as % of average capital employed	26.6	23.5
EBITDA as % of net sales	14.4	14.6
Research and development	18	14
Workforce at 31 December	2,183	2,234

* before elimination of intra-group supplies to other clusters

DSM Fibre Intermediates, DSM Melamine and DSM Agro produce chemicals in large-scale, capital-intensive production facilities. Essential features of these businesses, which operate plants in the Netherlands, Asia and the United States and are thus global in scope, are strong customer relations (often geared to the long term), keen cost awareness and careful planning of any capacity expansions.

Our caprolactam and melamine businesses are among the global leaders in terms of sales and technology. Our acrylonitrile business is a major player in Europe. DSM Agro, our fertilizer company, is active in Northwestern Europe. DSM Energy has small but profitable stakes in various oil and gas fields in the Dutch part of the Continental Shelf.

DSM Fibre Intermediates

Exploiting global cost and technology leadership

- Strong demand for caprolactam
- DSM now leading supplier in China
- Debottlenecking of acrylonitrile plant to be finalized in 2007

DSM Fibre Intermediates (DFI) produces caprolactam and acrylonitrile, which are raw materials for synthetic fibers and plastics. Caprolactam is the raw material for nylon 6 (also called polyamide 6), a versatile material that is used in sports and leisure clothes, military equipment, tires and carpets. It is increasingly used as a high-performance construction material in, for example, the electronics and automotive industries, in packaging materials and in medical applications. Nylon 6 has reached the mature phase of its life cycle and is facing competition from other materials such as nylon 66, polyester and polypropylene. DFI has caprolactam plants in the Netherlands, the United States and China, with a total capacity of more than 600,000 tpa. This makes DFI the largest merchant caprolactam producer in the world, with a market share of 20%. In addition, the business group produces about 1.2 million tpa of fertilizer (ammonium sulfate) as a co-product.

Acrylonitrile is a raw material used in textile fibers, ABS plastics, latex rubber and water purification products. DFI's acrylonitrile production capacity is 235,000 tpa. DSM also produces about 25,000 tpa of sodium cyanide, used in detergents and in the synthesis of vitamins. With a market share of 25%, DSM is a major player in the merchant market in Europe.

Strategy
DSM Fibre Intermediates' characteristics are its process technology, reliability and service. The business group aims to exploit its global cost and technology leadership position in caprolactam while growing its position in China parallel to a further strengthening in Europe and North America. This is also in line with the development of DSM Engineering Plastics, where increased captive use of caprolactam will further enhance DSM's competitiveness in the nylon 6 value chain. For acrylonitrile the aim is to strengthen the business group's manufacturing base in Geleen (Netherlands).

Business review
Compared to 2005, global demand for caprolactam grew substantially. Margins were on average at the same level as in 2005 as a strong demand enabled DSM to fully pass on high raw-material prices. The prices of energy-related raw materials such as ammonia remained volatile and high relative to historical norms. The monthly export quota imposed by the Chinese government had a stabilizing effect on the textile business and the overall nylon and caprolactam business. Demand for acrylonitrile was comparable to 2005. The steady rise in raw-material prices, especially for propylene, could be recouped with higher selling prices.

The business group was able to close the year 2006 with a strongly higher profit than the previous year.



■ **DSM in Nanjing** / China

Projects
By expanding the caprolactam plant in Nanjing (China) to a total of 140,000 tpa on the basis of DSM's HPO[Plus®] technology, DSM has become a leading supplier in the rapidly growing Chinese market. An additional expansion to support this market growth is being planned. The expansion of the acrylonitrile plant in Geleen (Netherlands) by 24,000 tpa will be completed in the course of 2007.

DSM Melamine

Results under pressure

- New plant in Geleen (Netherlands) produced at design capacity
- Early release from the AMEL joint venture obligations
- Margins under pressure due to overcapacity and higher raw-material costs

Melamine is used in impregnating resins and adhesive resins for the wood-processing industry. It boosts the scratch, moisture and heat resistance of wood products. Melamine can be combined with softwood from rapidly growing trees to obtain high-quality panels that can replace hardwood. Laminate flooring is one of the fastest-growing applications, most notably in China. Melamine is also used in car paints, durable plastic tableware and flame retardants. With a market share of 20%, DSM Melamine is the global market leader. It has sophisticated technical service and logistical infrastructure in place for serving customers on a global basis.

Strategy
DSM Melamine's objective is to consolidate its leading position and improve profitability. The market is growing at a rate of 5-6% per annum on average, driven by the growing scarcity of hardwood. However, the market is facing serious over-investment and structurally higher raw-material costs. Restructuring of the industry is inevitable. DSM will continue its innovative efforts together with customers to grow the market. With its proprietary SLP (Shortened Liquid Phase)


Team
Goal

■ DSM in Nanjing / China

technology DSM has created the potential to realize the lowest-cost plant in the world.

Business review
In 2006 the global market grew by 5%. This growth was concentrated in China. Asset utilization in the industry was however low as a result of overinvestment in China. The increase in the cost of raw materials and utilities could not yet be passed on to the next stages in the value chain. The major negative factor for DSM Melamine was the availability and pricing of natural gas. In Indonesia the business group temporarily suffered from curtailment of gas supply, and in the Netherlands a steep price increase was the dominant factor. The plant in Indonesia achieved a new production record, while the new SLP plant in the Netherlands produced at design capacity. From August 2006 onwards, DSM Melamine no longer carried its share in the fixed costs of the AMEL production joint venture in the United States. In spite of this substantial improvement for the remainder of the year, the full-year results of DSM Melamine represented a loss-making situation. DSM and its intended partner decided in 2006 to postpone the project for a new world-scale plant in China.

Projects
DSM supported the introduction of new, melamine-based resins in OSB (oriented strand board) panels in the United States. The first sales of SLP-based products as flame retardants took place in 2006, making use of specific product characteristics.

DSM Agro
Among the market leaders in Europe

- Tight market situation
- Good performance
- Carve-out study completed

DSM Agro produces ammonia and nitrogen fertilizers for grasslands and agricultural crops, which it supplies mainly to agricultural wholesalers. DSM Agro, being the number two supplier of calcium ammonium nitrate (CAN) and ammonium sulfate (AS) in Western Europe, is the market leader in the Netherlands and ranks among the market leaders in Germany, France and Belgium. Its fertilizer production facilities are located in Geleen and IJmuiden (both in the Netherlands). DSM Agro operates world-scale ammonia plants in Geleen.

Strategy
DSM Agro's strategy is to generate cash and maintain a profitable position in Western Europe. On top of this DSM Agro makes an additional contribution to DSM's Industrial Chemicals businesses by providing their production facilities at the Geleen site with a secure supply of raw materials and consumables at the lowest possible cost. DSM Agro also supplies these raw materials (such as ammonia, nitric acid and carbon dioxide) to third parties in Europe.

Business review
The year 2005 had been characterized by a relatively tight market with very good returns. In 2006 the fertilizer market had a hesitant start due to cold weather in the first quarter. Poor farming conditions led to weak demand in Western Europe, while competitors had to temporarily shut down ammonia plants in the first quarter due to high gas prices. Demand strengthened in the second quarter thanks to improving weather conditions. Due to high gas prices and a favorable supply-demand balance, healthy fertilizer prices were recorded at the end of the first half of 2006. This situation continued in the third quarter, when the season started with relatively high prices. In the second half of 2006 the market eased early as another period of poor farming conditions, combined with high grain prices, led to delayed demand. DSM Agro's overall performance was good, although the business group could not fully match the 2005 results.

Projects
DSM aims to divest the agro business. To prepare for this, the activities were 'carved out' in the course of 2006.

DSM Energy
Another year of successful exploration

DSM Energy participates in the exploration and production of oil and gas on the Dutch Continental Shelf. The business group is also involved in the transportation of oil and gas through its ownership of pipelines on the Shelf. DSM usually participates as non-operator with a stake of up to 25% in the oil and gas joint ventures. At year-end, the business group had a share in 19 producing oil and gas fields and participated in two gas field developments. All fields are located in 15 production licenses.

Strategy
DSM Energy's strategic mission is to maximize cash flow by minimizing cost and maximizing production in the existing licenses.

Business review
The group's total production of 2.0 million barrels of oil equivalent in 2006 was at the same level as in 2005. The production decline expected in later years is due to the fact that most fields in the portfolio are mature and their production capacity is decreasing as a result of pressure decline and increasing water-cut. The Q1-B field, started up in 2003, contributed some 50% to the group's overall production. The remaining reserves at the end of the year were about 10 million barrels of oil equivalent, of which 7 million in the producing fields.

In 2006 an exploration well was drilled in offshore block G14 as a follow-up to the recent gas discoveries. Unfortunately, the well was dry. The drilling of a second exploration well in block Q1 was approved. Two development projects are ongoing, one in the A/B blocks production license and one in block G14. Both are expecting first gas at the end of 2007 or the beginning of 2008.

Due to the sustained production level and the high oil price the business group's operating profit exceeded the 2005 results. The average Brent price in 2006 was USD 65 per barrel, compared to USD 54 per barrel in 2005.


■ **DSM in Nanjing** / China

'Other activities' comprises various activities and businesses that do not belong to any of the four operating clusters.

x € million	2006	2005
Net sales*	422	376
Operating profit	(69)	(53)
Operating profit plus amortization and depreciation	(33)	(8)
Capital expenditure and acquisitions	48	38
Workforce at 31 December	2,728	2,919

* before elimination of intra-group supplies to other clusters

It consists of both operating and service activities and also includes a number of cost centers that cannot be logically allocated to the clusters. It includes the DSM Innovation Center, DSM Venturing, Noordgastransport and a number of other activities such as DSM Industrial Services, DSM Insurances and part of the costs of corporate activities and non-core activities that are to be disposed of or reduced in the future. Due to their very nature, these activities can be subject to business fluctuations and will normally have a negative operating result.

DSM Innovation Center
The DSM Innovation Center has been set up to facilitate the *Vision 2010* change program towards an intrinsically innovative organization. To the extent that costs of the DSM Innovation Center can not be directly allocated to clusters they are reported in Other activities. A comprehensive description of the activities of the DSM Innovation Center is provided in the section on the strategy *Vision 2010 – Building on Strengths* on page 26. As a result of the structural increase in innovation efforts in the Emerging Business Areas the costs of the Innovation Center increased by €18 million, which had a negative impact on the result of Other activities.

DSM Venturing
DSM Venturing participates in external start-up companies and is constantly on the lookout for investment opportunities in innovative businesses or technologies in the fields of nutrition and performance materials. For more information please refer to page 27.

DSM Licensing Center
DSM Licensing Center (DLC, formerly Stamicarbon) uses its longstanding experience and licensing best practices to generate added value from DSM's intellectual property (IP). See also page 27.

Noordgastransport
Noordgastransport (NGT) transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

DSM Industrial Services
DSM Industrial Services consists of various units. Some services are provided for the Geleen site (Netherlands), others are targeted at DSM organizations all over the world. These services include technological consultancy, expertise in energy and auxiliary materials, the supply of utilities, human resources and the management of the Chemelot site in Geleen. The Copernicus project, aimed at making the site in Geleen much more cost competitive via cost reduction, economizing manufacturing processes and outsourcing, was completed in 2006 and the savings objective, €50 million on an annual basis, was achieved.

EdeA
EdeA VoF owns, operates and maintains most of the production and distribution facilities for utilities (for example steam, power and water) at the Chemelot site in Geleen (Netherlands). EdeA VoF is a joint venture with Essent, an energy production and distribution company. DSM's stake is 50%.

Corporate activities
Various holding companies and corporate overheads are reported in Other activities. The most important cost elements in this respect are related to defined benefit pension plans and share-based payments for the group. The captive insurance company posted €15 million lower results in 2006 as a result of a number of damages.

Associates

Methanor VoF (30% DSM), a producer of methanol, was phased out in 2005 and 2006 as skyrocketing oil and gas prices could not be translated into increased global methanol prices. A first line of business was taken out of operation in 2005, the second one in 2006. DSM's interest in the venture was subsequently sold.

Heerlen, 12 February 2007

The Managing Board

Peter Elverding, chairman
Jan Zuidam, deputy chairman
Rolf-Dieter Schwalb, CFO
Feike Sijbesma
Nico Gerardu

Report by the Supervisory Board

The composition of the Supervisory Board and the Managing Board changed during the year under review. The Annual General Meeting of Shareholders held on 29 March 2006 appointed Mr. Tom de Swaan as a member of the Supervisory Board with effect from the same date. According to the rotation scheme Mr. Cees van Woudenberg's term came to an end. He was reappointed by the Annual General Meeting of 29 March 2006.

On 1 April 2006 Mr. Henk van Dalen stepped down as a member of the Managing Board and CFO. The resulting vacancy was filled by the appointment by the General Meeting of Shareholders on 19 October 2006 of Mr. Rolf-Dieter Schwalb as a member of the Managing Board for a period of four years with effect from the same date. During the period from 1 April 2006 until 19 October 2006 Mr. Arnold Gratama van Andel fulfilled the role of CFO. The Supervisory Board would like to express its appreciation for Mr. Gratama van Andel's willingness to postpone his retirement and fulfill the CFO role during this interim period.

On 1 April 2006 Mr. Chris Goppelsroeder stepped down as a member of the Managing Board for personal reasons. The resulting vacancy on the Managing board was filled by the appointment by the Annual General Meeting of Shareholders (29 March 2006) of Mr. Nico Gerardu for a period of four years with effect from 1 April 2006.

The Supervisory Board approved Mr. Peter Elverding's decision to step down as of 1 May 2007 and appointed Mr. Feike Sijbesma as his successor as Chairman of the Managing Board. On this occasion the Supervisory Board already wishes to express its sincere appreciation for all that Mr. Peter Elverding has done for the company during the many years he has worked for DSM. To provide for the succession of Mr. Feike Sijbesma as Managing Board member, the Board decided to propose to the 28 March 2007 Annual General Meeting of Shareholders to appoint Mr. Stephan Tanda.

The Supervisory Board approved the distribution of Managing Board responsibilities as of 1 April 2006, including the temporary redistribution of Mr. Henk van Dalen's tasks.

The Supervisory Board held six meetings in the presence of the Managing Board during the year under review. Each of these meetings was preceded by a Supervisory Board meeting without the Managing Board being present. The Supervisory Board also devoted a separate meeting to its profile, composition and functioning. At the same meeting the Managing Board's composition and performance and the performance of its individual members were also discussed. The meeting concluded that all members of the Supervisory Board were independent, as defined by the Dutch corporate governance code, and that the competences of its individual members in aggregate were in line with the Board's profile. The Supervisory Board meetings in 2006 were attended by virtually all of the Board's members. One of the meetings was held in Waalwijk, the Netherlands; on this occasion the Supervisory Board visited the local DSM NeoResins site.

The composition of the Audit Committee did not change in 2006. The Audit Committee, consisting of Messrs Henk Bodt (chairman), Okko Müller and Cor Herkströter, met three times in 2006. The external auditor was in attendance at these meetings, and at all meetings the internal – operational – auditor was present as well.

The main topics of discussion during the Audit Committee meeting held in February were the adoption of the group's financial statements, the external auditor's comments and their assessment of DSM's systems such as Internal Control and ICT.

At the June Audit Committee meeting the performance of the external auditor during the years 2003 through 2005 was reviewed. The Committee decided to continue with Ernst & Young Accountants as external auditor and approved a new engagement. The Committee furthermore discussed the work of the Corporate Operational Audit department and approved its audit plan. The system and status of the Letters of Representation issued by the managers directly reporting to the Managing Board were evaluated. The committee discussed issues related to a share buy-back program, an extra reward for long-term shareholders and a dividend reinvestment plan. The main topics discussed during the meeting held in December were the potential provisions and impairments for 2006, an interim report by the external auditor and the Corporate Operational Audit plan for 2007. The Committee requested the external auditor to annually review the calculation of the bonuses for the Managing Board such to certify that this calculation is in accordance with the set procedures.

The composition of the Nomination and Remuneration Committee did not change in 2006. The Committee, consisting of Messrs Cor Herkströter (chairman), Cees van Woudenberg and Ewald Kist, met five times in 2006. The committee made a recommendation concerning the remuneration of members of the Managing Board. This recommendation was adopted by the Supervisory Board. Information on the group's remuneration policy is to be found on page 68 of this annual report.

The committee extensively discussed the search for a new CFO and was personally involved in the selection process. The committee also discussed Mr. Peter Elverding's succession, as well as the ensuing succession of Mr. Feike Sijbesma, and participated in the selection process leading to the proposal to nominate Mr. Stephan Tanda as Managing Board member. In all these nomination cases the committee formulated a proposal to the full Supervisory Board.

The Supervisory Board and the Managing Board discussed company matters on a regular basis during the year under review. One of the issues discussed was the succession planning for the Managing Board and the top executives within the company. This review included an overview of the Management Development process within DSM. The financial results recorded by the various company units and developments at these units were discussed at every meeting. The Supervisory Board discussed and monitored various aspects concerning the progress of the implementation of the *Vision 2010 – Building on Strengths* strategy program adopted

in 2005, which focuses on accelerating profitable and innovative growth of DSM's specialties portfolio. The Board discussed the Annual Strategic Review, which had been used primarily for implementing the *Vision 2010* program in order to ensure that the targets set were anchored within the organization.
The Annual Strategic Review included an overview and an assessment by the Managing Board of the main risks of the company. The Supervisory Board also discussed the organizational alignment with *Vision 2010* including the organization and management of innovation. The Supervisory Board held discussions with the Managing Board on the company's strategy and possible future acquisitions that would fit in with the strategy, one of the aims being to strengthen the clusters Performance Materials and Nutrition. The Board approved the discontinuation of the Holland Sweetener Company business and hence the termination of aspartame production.

The Supervisory Board discussed and approved the Capital Expenditure and Financing Plan for 2006. The Supervisory Board separately gave its approval for some large investments. These large investments concerned the building of a second Stanyl® plant and a second plant for Ultra High Molecular Weight Polyethylene (the raw material for Dyneema® products) at the Geleen (Netherlands) site, the building of additional capacity for the production of Dyneema® fibers at the Greenville (North Carolina, USA) site and the building of a green-field polyamide 6 Akulon® polymerization plant in Jiangyin (China). The Supervisory Board agreed with the execution of the debottlenecking project for the acrylonitrile plant at the Geleen site (Netherlands).

The Board approved the replacement of the existing €400 million stand-by credit facility maturing in 2008.

The Supervisory Board agreed with a proposal that was subsequently presented to the Annual General Meeting of Shareholders (March 2006) for amending the Articles of Association. The proposal related to the dematerialization of shares, the approval of important Board decisions by the General Meeting of Shareholders, an indemnity for members of the Managing Board and the Supervisory Board and a few minor technical changes.

The Supervisory Board approved the interim dividend to be paid for 2006 and the proposal subsequently made to the Annual General Meeting of Shareholders regarding the final dividend to be paid out for 2006.

The Board agreed to announce the loyalty dividend concept to the market and to submit it for approval to the Annual General Meeting of Shareholders to be held on 28 March 2007. Furthermore, the Supervisory Board agreed to offer a dividend reinvestment plan (DRIP) to the shareholders.

The Supervisory Board approved a share buy-back program worth €750 million, to be executed in 2006 and 2007.

As in previous years, the Supervisory Board invited managers from a number of DSM business groups and corporate staff departments to its meetings, to present relevant developments in their units in person.

Discussions were held with the external auditor, Ernst & Young Accountants, about the financial report for 2006. The Report by the Managing Board and the financial statements for 2006 were submitted to the Supervisory Board by the Managing Board, in accordance with the provisions of Article 30 of the Articles of Association, and subsequently approved by the Supervisory Board in its meeting on 13 February 2007. The financial statements were audited by Ernst & Young Accountants, who issued an unqualified opinion (see page 134 of this report). The Supervisory Board concluded that the external auditor was independent of DSM.

We submit the financial statements to the Annual General Meeting of Shareholders, and propose that the shareholders adopt them and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision of the Managing Board. The profit appropriation as approved by the Supervisory Board is presented on page 135 of this report.

The Supervisory Board is pleased with the good results achieved and wishes to express its respect and appreciation for all the good work performed by the group's staff and the Managing Board. The Board is grateful to them for their efforts.

Heerlen, 13 February 2007

The Supervisory Board

Cor Herkströter, chairman
Henk Bodt, deputy chairman
Pierre Hochuli
Ewald Kist
Okko Müller
Claudio Sonder
Tom de Swaan
Cees van Woudenberg

Corporate organization

Supervisory Board

Cor Herkströter (1937, m), chairman
First appointed: 2000. End of current term: 2008.
Position: retired; last position held: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and chairman of the Committee of Managing Directors of Royal Dutch/ Shell Group.
Nationality: Dutch.
Supervisory directorships and other positions held: chairman of the Supervisory Board of the ING Group, chairman of the Social Advisory Council of the Tinbergen Institute, chairman of the Advisory Committee of Royal NIVRA, member of the Advisory Council of Robert Bosch, member of the Capital Market Committee (Netherlands Authority for the Financial Markets), Emeritus Professor International Management at the University of Amsterdam.

Henk Bodt (1938, m), deputy chairman
First appointed: 1996. End of current term: 2008.
Position: retired; last position held: Executive Vice President of Philips Electronics N.V.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

Pierre Hochuli (1947, m)
First appointed: 2005. End of current term: 2009.
Position: Chairman of the Board of Directors of Devgen N.V., chairman of the Executive Committee and member of the Board of Directors of Unibioscreen S.A. and member of the Board of Directors of Oncomethylome S.A.
Nationality: Swiss.
Supervisory directorships and other positions held: Venture Partner of Polytechnos Venture-Partners GmbH.

Ewald Kist (1944, m)
First appointed: 2004. End of current term: 2008.
Position: retired; last position held: chairman of the Managing Board of the ING Group.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of De Nederlandsche Bank N.V., Philips Electronics N.V. and Moody's Investor Services, member of the Board of Governors of the Peace Palace in The Hague (Netherlands).

Okko Müller (1936, m)
First appointed: 1994. End of current term: 2007.
Position: retired; last position held: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Nationality: German.
Supervisory directorships and other positions held: None.

Claudio Sonder (1942, m)
First appointed: 2005. End of current term: 2009.
Position: retired; last position held: chairman of the Managing Board of Celanese.
Nationality: Brazilian and German.
Supervisory directorships and other positions held: member of the Supervisory Boards of Companhia Suzano de Papel e Celulose S.A. (Brazil), Suzano Petroquimica S.A. (Brazil), RBS-Media Group (Brazil), Cyrela Brazil Reatty S.A. (Brazil), Hospital Albert Einstein (Brazil) and member of the Board of the Ibero-America Association, Hamburg (Germany).

Cees van Woudenberg (1948, m)
First appointed: 1998. End of current term: 2010.
Position: member of the Executive Committee of Air France.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of Transavia CV, Royal Grolsch N.V., Mercurius Group Wormerveer B.V. and Coöperatieve Vereniging Verenigde Bloemenveiling Aalsmeer B.A., member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); chairman of the Dutch employers' association AWVN.

Tom de Swaan (1946, m)
First appointed: 2006. End of current term: 2010.
Position: retired; last position held: member of the Managing Board and Chief Financial Officer / Chief Risk Officer ABN AMRO.
Nationality: Dutch.
Supervisory directorships and other positions held: non-executive director of the Board of GlaxoSmithKline Plc, member of the Board of Directors of Zurich Financial Services and Zurich Insurance Company, member of the Supervisory Board of Buhrmann N.V., nominated as member of the Supervisory Board of Royal Ahold N.V.

Managing Board

Peter Elverding (1948, m), chairman
Position: chairman of DSM's Managing Board since July 1999; member of the Managing Board since October 1995 (stepping down on 1 May 2007).
Nationality: Dutch.
Supervisory directorships and other positions held: vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V., member of the Supervisory Board of Océ N.V., chairman of the Supervisory Board of the University of Maastricht and member of the Supervisory Board of the Transnational University of Limburg (Netherlands).
e-mail: peter.elverding@dsm.com

Jan Zuidam (1948, m), deputy chairman
Position: deputy chairman of DSM's Managing Board since January 2001; member of the Managing Board since January 1998.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Board of Gamma Holding N.V., vice-chairman of the Dutch Chemical Industry Association (VNCI), chairman of the Supervisory Board of the ORBIS medicare group, chairman of the Netherlands Academy of Technology and Innovation, member of the Supervisory Board of the Bonnefanten Museum in Maastricht (Netherlands), chairman of the Technology Committee of the Confederation of Netherlands Industry and Employers (VNO-NCW), member of the Advisory Board of SenterNovem.
e-mail: jan.zuidam@dsm.com

Feike Sijbesma (1959, m)
Position: member of DSM's Managing Board since July 2000 (appointed as Chairman as of 1 May 2007).
Nationality: Dutch.
Supervisory directorships and other positions held: board member of Cefic (European Chemical Industry Council), board member of EuropaBio (European Association for Biotech Industries) and of BIO (Biotechnology Industry Organization, USA), board member of the Wageningen Centre for Food Sciences (Netherlands), member of the Supervisory Board of Utrecht University (Netherlands) and the Supervisory Board of the Dutch Genomics Initiative.
e-mail: feike.sijbesma@dsm.com

Nico Gerardu (1951, m)
Position: member of DSM's Managing Board since April 2006.
Nationality: Dutch.
Supervisory directorships and other positions held: member of the Supervisory Boards of Voestalpine Polynorm N.V. and Holland Colours N.V.
e-mail: nicolaas.gerardu@dsm.com

Rolf-Dieter Schwalb (1952, m), CFO
Position: member of DSM's Managing Board and CFO since October 2006.
Nationality: German.
Supervisory directorships and other positions held: None.
e-mail: rolf-dieter.schwalb@dsm.com

Other corporate officers
(as at 31 December 2006)

Directors of business groups

DSM Nutritional Products Human Nutrition and Health	Mauricio Adade	(1963)
DSM Nutritional Products Animal Nutrition and Health	Jos Schneiders	(1951)
DSM Food Specialties	Alexander Wessels	(1964)
DSM Pharmaceutical Products	Leendert Staal	(1953)
DSM Anti-Infectives	Gerard de Reuver	(1956)
DSM Engineering Plastics	Jos Goessens	(1951)
DSM Resins	Ben van Kooten	(1951)
DSM Elastomers	Bob Hartmayer	(1952)
DSM Fibre Intermediates	Edward Sheu	(1953)
DSM Melamine	Anton Robek	(1959)
DSM Agro	Renso Zwiers	(1955)
DSM Energy	Frank Choufoer	(1951)
DSM Other Businesses	Henk Numan	(1949)

Directors of corporate staff departments and services

Corporate Secretariat	Paul Fuchs	(1946)
Control & Accounting	Loek Radix	(1956)
Human Resources	Ben van Dijk	(1951)
Planning & Development	Hein Schreuder	(1951)
DSM Innovation Center	Rob van Leen	(1957)
Safety, Health, Environment & Manufacturing	John Prooi	(1946)
DSM Nederland B.V.	Frans Pistorius	(1948)
ICT	Jo van den Hanenberg	(1947)
Marketing & Communications	Jan Paul de Vries	(1958)
DSM China	Stefan Sommer	(1957)
Sourcing	Ton Trommelen	(1950)
Legal Affairs	Pieter de Haan	(1954)
Operational Audit	Roelof Mulder	(1946)
Strategic Projects	Hans van Suijdam	(1950)
DSM Manufacturing Center	Jo Scholz	(1947)

This chapter comprises two parts. The first part outlines the remuneration policy as approved by the Annual General Meeting of Shareholders on 6 April 2005. The second part contains details of the remuneration in 2006.

Remuneration policy

The objective of DSM's remuneration policy is to attract, motivate and retain the qualified and expert individuals that the company needs in order to achieve its strategic and operational objectives.

- DSM strives for a high performance in the field of sustainability and aims to maintain a good balance between economic gain, respect for people and concern for the environment in accordance with the Triple P concept (People, Planet, Profit). The remuneration policy reflects a balance between the interests of DSM's main stakeholders as well as a balance between the Company's short-term and long-term strategy. In the light of the remuneration policy, the structure of the remuneration package for the Managing Board is designed to balance short-term operational performance with the long-term objective of creating sustainable value within the company, while taking account of the interests of all stakeholders.
- To ensure that highly skilled and qualified senior executives can be attracted and retained, DSM aims for a total remuneration level that is comparable to levels provided by other Dutch multinational companies that are similar to DSM in terms of size and complexity. For that purpose, external reference data are used.
- The remuneration policy for the members of the Managing Board is aligned with the remuneration of other senior executives of DSM.
- In designing and setting the levels of remuneration for the Managing Board, the Supervisory Board also takes into account the relevant provisions of statutory requirements, corporate governance guidelines and other best practices applicable to DSM.

Labor market peer group
In order to be able to recruit the right caliber of people for the Managing Board and to secure long-term retention of the current Board members, DSM has taken external reference data into account in determining adequate salary levels. For that purpose, a specific labor market peer group has been defined which consists of Dutch companies that are headquartered in the Netherlands and are more or less comparable to DSM in terms of size, international scope and complexity of industrial operations.

The labor market peer group consists of the following ten companies:

Aegon	Numico
Akzo Nobel	Nutreco
Getronics	Océ
Heineken	TNT
KPN	Wolters Kluwer

Professional independent remuneration experts (Towers Perrin, Amsterdam) have modified the raw data of the peer-group companies using a statistical empirical model, so as to make them comparable with a company the size of DSM, with the associated scope and responsibilities of the Managing Board. Peer-group data are updated on an annual basis.

DSM operates in a competitive international industry. Therefore, DSM will also closely monitor industry and company-specific international developments with respect to remuneration.

Below, the various remuneration components are addressed separately.

Base salary
On joining the Board, the Managing Board members receive a base salary that is comparable with the median of the labor market peer group. Every year base salary levels are reviewed. Adjustment of the base salary is at the discretion of the Supervisory Board, which takes into account external and internal developments.

Bonus
Managing Board members can earn a bonus amounting to 60% of their annual base salary for on-target performance. Under the bonus plan, the part of the bonus that is related to financial targets accounts for 42% of base salary, which can increase to 63% in the case of an exceptionally good financial performance.

The part of the bonus that is not related to financial targets accounts for 18% of the base salary and cannot increase beyond that. Targets are defined in the areas of the strategic development of the company and Triple P.

Bonus part linked to financial targets
Besides the CFROI, the part of the bonus that is linked to financial targets includes elements related to operational performance, being operating profit and free cash flow, reflecting short-term financial results. The weighting given to the individual financial elements in the bonus is as follows: CFROI 21%, operating profit 12% and free cash 9% of annual base salary for on-target performance.

Targets	On-target pay-out (% of base salary)	Maximum pay-out (% of base salary)
Financial targets:		
- CFROI	21.0	31.5
- Operating profit	12.0	18.0
- Free cash	9.0	13.5
Non-financial targets	18.0	18.0
Total	**60.0**	**81.0**

CFROI
The definition of CFROI has been established in such a way that the realization of the CFROI target can be derived from the financial information in the annual report. The definition is as follows:[1]

$$\frac{\textbf{Recurring EBITDA – related annual tax – economic depreciation (1\%)}}{\textbf{gross asset base (incl. working capital)}}$$

CFROI focuses on value realization and creation compared with the weighted average cost of capital (WACC) established for DSM.

Operational performance
There are two financial-target-related bonus elements that allow for a focus on short-term operational targets: operating profit and free cash. These can be derived from the financial statements and are defined as follows:

- Operating profit: EBIT before exceptional items
- Free cash, defined as cash from operating activities minus capital expenditure (as shown in the cash flow statement) and minus the average dividend paid in the previous three years

The company is of the opinion that the combination of CFROI (value realization and creation), operating profit and free cash adequately reflects the company's financial performance. Targets are determined each year by the Supervisory Board, based on historical performance, the operational and strategic outlook of the company in the short term and expectations of the company's management and stakeholders, among other things. The targets contribute to the realization of the objective of long-term value creation.

In determining the realization of the operating-profit target, a (partial) adjustment mechanism for sensitivity to the euro / dollar ratio will apply. The company does not disclose the actual targets, as they qualify as commercially sensitive information.

Stock incentives
The Managing Board Members are eligible to performance related stock options and shares. Both stock options and performance shares operate on the basis of the same performance schedule.

The vesting of stock options and performance shares is conditional on the achievement after three years of previously determined target levels of total shareholder return (TSR) compared to the peer group.

The Chairman will receive 10,000 performance shares and 37,500 performance options; the members of the Managing Board will receive 8,000 performance shares and 30,000 performance options.

Exercise price
The stock options and shares are granted on the first 'ex dividend' day following the Annual General Meeting at which DSM's financial statements are adopted. The exercise price of the stock incentives is equal to the opening price of the share on the date of grant at the Amsterdam Stock Exchange.

TSR as a performance measure
DSM's TSR performance is compared to the average TSR performance of a set of pre-defined peer companies.

The TSR peer group for 2006 consists of the following companies:

Akzo Nobel	ICI
BASF	Lanxess
CIBA Specialty Chemicals	Lonza Group
Clariant	Novozymes
Danisco/Genencor	Rhodia
Degussa[2]	Solvay
EMS Chemie Holding	

The peer group used for benchmarking total-shareholder-return performance reflects the relevant market in which DSM competes for shareholder preference. It includes sector-specific competitors which the Supervisory Board considers to be suitable benchmarks for DSM.

The peer group is verified by the Supervisory Board each year based on market circumstances (mergers, acquisitions) which determine the appropriateness of the composition of the performance peer group. Depending on DSM's performance compared to the peer group a certain number of options will become exercisable and a certain number of shares will be

1) Recurring EBITDA is defined as: EBIT excluding exceptional items plus depreciation and amortization as reported in the income statement. Related annual tax expense is defined as taxes minus the effect of exceptional items as reported in the statement of income. Economic depreciation is defined as a 1% charge on the historical cost of intangible assets and property, plant and equipment as reported in the balance sheet. The 1% charge represents the fund to be formed to replace the average asset mix after its economic lifetime ends. Gross asset base is defined as the historical cost value of property, plant and equipment and intangible assets plus average annualized working capital. Working capital is defined as inventories plus receivables minus current liabilities as reported in the balance sheet.
2) Degussa will be eliminated from the peer group due to the fact that the company is no longer listed.

unconditionally awarded. The stock options can be kept for a maximum of eight years (including the three-year vesting period) while the shares shall be retained by the members of the Managing Board for a period of at least five years (after the three-year vesting period) or at least until termination of employment if this period is shorter. The final performance of DSM versus its peers will be determined and validated by a bank and audited by the external auditor at the end of the performance period.

Performance incentive zone
The number of options and shares that become unconditional after three years is determined on the basis of DSM's performance relative to the average TSR performance of the peer group. The difference between DSM's performance and the peer group's performance (in percentage points) determines the vesting.

The following table gives an overview of the vesting conditions.

DSM performance minus peer group performance in % points	Percentage of performance-related stock options that become exercisable and percentage of shares awarded
> 20	100
> 10 and < 20	75
> -10 and < 10 (target)	50
> -20 and < -10	25
< -20	0

Pensions
The members of the Managing Board are participants in the Dutch pension fund 'Stichting Pensioenfonds DSM Nederland' (PDN). PDN operates similar pension plans for various DSM companies. The pension provision of the Managing Board is equal to the pension provision for the employees of DSM Limburg BV and executives employed in the Limburg area.

Due to changes in legislation with respect to pre-pensions, the pension plans of PDN have been revised with effect from 1 January 2006. Since the Managing Board members are participants in the PDN pension plans, these changes are applicable to the Managing Board as well.

For members of the Managing Board born before 1 January 1950 (Peter Elverding and Jan Zuidam) continuation of the old pension plans is possible. Continuation of the old plans is not possible for other Board members. For Feike Sijbesma a transitional arrangement is applicable, which makes retirement before the age of 65 possible.

Employment contracts

Term of employment
The employment contracts of the members of the Managing Board appointed before 1 January 2005 have been entered into for an indefinite period of time. Newly appointed members of the Managing Board are also offered an employment contract for an indefinite period of time. The employment contract ends on the date of retirement or by notice of either party.

Term of appointment
Members of the Managing Board appointed before 1 January 2005 are appointed for an indefinite period of time. New members of the Managing Board (appointed after 1 January 2005) will be appointed for a period of four years as Board Member. Newly appointed members are subject to reappointment by the shareholders after a period of four years.

Notice period
Termination of employment by a member of the Managing Board is subject to three months' notice. A notice period of six months will for legal reasons be applicable in the case of termination by the company.

Severance arrangement
There are no specific contractual exit arrangements for the members of the Managing Board appointed before 1 January 2005. Should a situation arise in which a severance payment is appropriate for these Board members, the Nomination and Remuneration Committee of the Supervisory Board will recommend the terms and conditions. The Supervisory Board will decide upon this, taking into account usual practices for these types of situations, as well as applicable laws and corporate governance requirements.

The employment contracts of newly appointed members of the Managing Board (appointed after 1 January 2005) include an exit arrangement provision which is in accordance with best practice provision II.2.7. of the Dutch corporate governance code (i.e. a sum equivalent to the fixed annual salary, or if this is manifestly unreasonable in the case of dismissal during the first term of office, two times the fixed annual salary).

Remuneration 2006

The remuneration package for the Managing Board is subject to annual review. The market competitiveness of the remuneration package of the Managing Board for 2006 was reviewed, based on the Dutch labor market peer group. The data reflect the July 2006 remuneration levels. All values are denominated in euros.

On target bonus and stock incentive grants are expressed as a percentage of base salary. The remuneration data are regressed to reflect the size and scope of DSM. Stock incentive valuations are based on the Black-Scholes model.

Furthermore, data are presented as *median actual levels*.

Benchmark against Dutch labor market peer group 2006

Managing Board Chairman	DSM (01.07.2006)	Peer group median
Base salary	€660,000	€750,000
On-target bonus	60%	65%
Total cash on target	€1,056,000	€1,237,500
Annualized stock incentive value	41%	65%
Total direct compensation	€1,326,600	€1,725,000

Other Board members	DSM (01.07.2006)	Peer group median
Base salary	€482,000	€475,000
On-target bonus	60%	60%
Total cash on target	€771,200	€760,000
Annualized stock incentive value	45%	60%
Total direct compensation	€988,100	€1,045,000

Base salary in 2006
The Supervisory Board reviewed whether circumstances justified an adjustment of the base salary levels. Based on the benchmark against the peer group, it was concluded that the base salary for the chairman was at the lower quartile whilst the salaries of the other members of the Managing Board were around the median level. DSM's policy is to offer the Managing Board a base salary comparable with the median of the Dutch labor market peer group.

In order to move closer towards the median level of the benchmark a 5% extra increase in the base salary of the chairman took place as of 1 January 2006. It is the intention to close the gap with the median of the benchmark by 2008 at the latest. For other Board members no extra increase was required.

External and internal circumstances justified a general increase of the base salary of the Managing Board of 2.5% as of 1 July 2006 to cope with inflation and labor market developments.

Bonus for 2006
Bonus targets are revised annually so as to ensure that they are stretching but realistic. Considerations regarding the performance targets are influenced by the operational and strategic course taken by the company and are directly linked to the company's ambitions. The targets are determined at the beginning of the year for each Board member.

Target bonus level and pay-out
When they achieve all their targets, Managing Board members receive a bonus of 60% of their annual base salary. Outstanding financial performance can increase the bonus level to 81% of the annual base salary.

The 2006 annual report presents the bonuses that have been earned on the basis of results achieved in 2006. These bonuses will be paid out in 2007.

The Supervisory Board has established the extent to which the targets for 2006 were achieved. The realization of the 2006 financial bonus targets has been reviewed by Ernst & Young Accountants. Furthermore, Ernst & Young has reviewed the process with respect to the target setting and realization of the non-financial bonus targets. The targets relating to the group's financial performance were met, with the exception of free cash. The other, non-financial targets were almost fully achieved. The average realization percentage was 49.00%.

See page 72 for tabular overviews on the actual bonus pay-out per individual Board member in 2006.

Stock options and performance shares in 2006

Stock incentives granted in 2006
In 2006 performance-related stock options and performance shares were granted to the Managing Board on 31 March 2006 at an exercise price of €38.30. The table below shows the number of stock incentives granted to the individual Managing Board members:

Number of stock incentives granted

	Stock options	Performance shares
Peter Elverding	37,500	10,000
Jan Zuidam	30,000	8,000
Henk van Dalen (until 01.04.06)	na	na
Feike Sijbesma	30,000	8,000
Chris Goppelsroeder (until 01.04.06)	na	na
Nico Gerardu (as from 01.04.06)	30,000	8,000
Rolf-Dieter Schwalb (as from 01.10.06)	na	na

Pensions in 2006
The members of the Managing Board are participants in the Dutch pension fund 'Stichting Pensioenfonds DSM Nederland' (PDN).
As of 1 January 2006 the pension scheme comprises the following elements:

- Retirement age 65 years (early retirement possible only by actuarial reduction of pension rights).
- The scheme includes a spouse pension as well as a disability pension.
- Annual accrual of pension rights (old age pension) over base salary exceeding €11,354 (reviewed annually) at a rate of 2%.
- Employee's contribution of 2.5% of base salary up to €50,810 and 6.5% of the pensionable salary above this amount (to be reviewed annually).
- Conditional defined benefit: indexation of pensions and pension rights is conditional, depending on PDN's financial returns.

Loans
The company does not provide any loans to members of the Managing Board. There are therefore no loans outstanding.

Total remuneration
The total remuneration (including pension costs relating to current and former Board members) of the Managing Board amounted to €4.3 million in 2006 (2005: €3.9 million). The increase of €0.4 million was mainly due to a higher bonus pay out in 2006.

Overview of remuneration awarded to the Managing Board in 2006
The tables below show the remuneration awarded to the Managing Board in 2006.

Fixed annual salary

in €	**1 July 2006**	1 July 2005
Peter Elverding	660,000	612,000
Jan Zuidam	482,000	470,000
Henk van Dalen (until 01.04.06)	na	470,000
Chris Goppelsroeder (until 01.04.06)	na	470,000
Feike Sijbesma	482,000	470,000
Nico Gerardu (as from 01.04.06)	482,000	na
Rolf-Dieter Schwalb (as from 01.10.06)	482,000	na

Bonus

in €	**2006** [1]	2005 [2]
Peter Elverding	319,235	378,675
Jan Zuidam	233,240	290,950
Henk van Dalen (until 01.04.06) [3]	70,000	290,950
Chris Goppelsroeder (until 01.04.06) [3]	70,000	290,950
Feike Sijbesma	233,240	290,950
Nico Gerardu (as from 01.04.06) [4]	175,665	na
Rolf-Dieter Schwalb (as from 01.10.06) [4]	59,286	na

1 Based on results achieved in 2006 and therefore payable in 2007
2 Bonus paid in 2006 based on results achieved in 2005
3 Pro-rated bonus based on estimated results achieved in Q1 2006
4 Pro-rated bonus

Pension

	Pension costs (employer)		Accrued pension as of age 65	
in €	**2006**	2005	**31 Dec. 2006**	31 Dec. 2005
Peter Elverding	111,379	111,482	323,573	283,206
Jan Zuidam	81,968	86,148	240,446	225,192
Henk van Dalen (until 01.04.06)	22,843	86,148	na	200,490
Chris Goppelsroeder (until 01.04.06)	17,555	48,304	na	48,830
Feike Sijbesma	91,248	86,148	153,897	140,745
Nico Gerardu (as from 01.04.06)	49,493	na	148,575	na
Rolf-Dieter Schwalb (as from 01.10.06)	17,990	na	2,352	na

Overview of remuneration package of Supervisory Board in 2006
The remuneration package of the Supervisory Board comprises an annual fixed fee and an annual committee membership fee. The fixed fee for the Chairman of the Supervisory Board is €50,000. The members of the Supervisory Board each receive a fixed fee of €35,000. Committee membership is awarded €5,000 per member and €7,500 for the Chairman.

In accordance with good corporate governance, the remuneration of the Supervisory Board is not dependent on the results of the company. This implies that neither stock options nor shares are granted to Supervisory Board members by way of remuneration.

If any shareholdings in DSM are held by Supervisory Board members, they serve as a long-term investment in the company. At year-end 2006 the members of the Supervisory Board together held 9,584 shares in Royal DSM N.V.

The company does not provide any loans to its Supervisory Board members.

Rules have been adopted governing ownership of and reporting on transactions in securities (other than securities issued by DSM) by Supervisory Board members.

The table below gives an overview of the remuneration paid to the Supervisory Board in 2006.

in €	Annual fixed fee	Committee fee	Total
Cor Herkströter, chairman	50,000	12,500	62,500
Henk Bodt, deputy chairman	35,000	7,500	42,500
Okko Müller	35,000	5,000	40,000
Cees van Woudenberg	35,000	5,000	40,000
Ewald Kist	35,000	5,000	40,000
Pierre Hochuli	35,000	na	35,000
Claudio Sonder	35,000	na	35,000
Tom de Swaan (as from 29.03.06)	26,250	na	26,250
Total	**286,250**	**35,000**	**321,250**

Corporate governance, risk management and internal control



■ DSM in Jiangyin / China

In the 2004 annual report, an extensive account was given of the way in which DSM conducts its governance, risk management and control (see www.dsm.com section Governance). In this section, the main elements are reported, the overall governance framework is described, and the risk management and control system is explained.

Organization

Royal DSM N.V. is a public limited company with a Managing Board and an independent Supervisory Board. The Managing Board is responsible for the company's strategy, its portfolio policy, the deployment of human and capital resources and the company's financial performance as based on these factors. The Supervisory Board supervises the policy pursued by the Managing Board, the Managing Board's performance of its managerial duties and the company's general state, taking account of the interests of all the company's stakeholders. The annual financial statements are approved by the Supervisory Board and then submitted for adoption to the Annual General Meeting of Shareholders, accompanied by an explanation by the Supervisory Board of how it carried out its supervisory duties during the year concerned.

Members of the Managing Board and the Supervisory Board are appointed (and, if necessary, dismissed) by the General Meeting of Shareholders.

DSM fully informs its stakeholders about its corporate objectives, the way the company is managed and the company's performance. Its aim in doing so is to pursue an open dialog with its shareholders and other stakeholders.

DSM has a decentralized organizational structure built around business groups that are empowered to carry out all short-term and long-term business functions. This structure ensures a flexible, efficient and fast response to market changes. At the corporate level, DSM has a number of staff departments to support the Managing Board and the business groups. Intra-group product supplies and the services of a number of shared service departments and research departments are contracted by the business groups at market prices.

The company is governed by its Articles of Association, which can be consulted at the DSM website. A decision to amend the Articles of Association may only be taken at the proposal of the Managing Board, subject to the approval of the Supervisory Board. The General Meeting of Shareholders decides on an amendment to the Articles of Association by an absolute majority of the votes cast.

Dutch corporate governance code

DSM supports the Dutch corporate governance code (Tabaksblat Code), and applies all but one of its 113 Best Practices. The only exception is Best Practice III.5.11, which stipulates that the remuneration committee shall not be chaired by the chairman of the Supervisory Board. This exception has been discussed in the Annual General Meeting of Shareholders, where it met with no objections.

All documents related to the implementation at DSM of the Dutch corporate governance code can be found at the corporate website (www.dsm.com).

Governance framework

The *Vision 2010* strategy resulted in some adjustments to DSM's business steering model. The business groups remain the main building blocks of the organization; they have integral long- and short-term business responsibility and have at their disposal all functions that are crucial for their business success. However, in order to facilitate selective leveraging of expertise and implementation capabilities in the approach to markets, products and technologies, business groups with the most important commonalities in these areas have been grouped into four clusters: Nutrition, Pharma, Performance Materials and Industrial Chemicals. The business groups within a specific cluster report to one member of the Managing Board. This Board member has the responsibility of managing the synergy within the cluster. In order to ensure sufficient independence with regard to financial management, the Chief Financial Officer no longer has business groups reporting to him.

Apart from the above, in 2006 there were no major changes to DSM's overall governance framework. For the sake of clarity, a short summary of the main aspects is given here. It is much the same as last year's summary.

The figure below depicts how DSM's responsibilities are divided over the various levels of the company and lists some of the most important governance elements and regulations at each level.


Shareholders
Articles of Association
Supervisory Board
• Regulations of the Supervisory Board
• Charter of the Audit Committee
• Charter of the Nomination and Remuneration Committee
Managing Board
• Works according to DSM Values and Regulations of the Managing Board
• Creates and maintains Risk Management Framework for units reporting to the Managing Board
Management of the unit
Units reporting to the Managing Board conduct their business within the parameters of the Risk Management Framework set by the Managing Board

Note: All internal regulations apply in addition to applicable national and international laws and regulations. In cases where internal regulations are incompatible with national or international laws and regulations, the latter prevail.

The relationship between the Managing Board and the units reporting to the Board (business groups, corporate staff departments and shared competence & business support functions) is described by risk management framework that the Managing Board has established and to which the operational units adhere.

The following are the most important governance elements of this framework:

- The DSM Values, to which both the Managing Board and the operational units have to adhere.
- The governance model, including the roles of clusters, corporate staff departments, shared competence & business support functions, the China Governance function, the DSM Innovation Center and the charters of several Boards. Together they define the basic organizational structure and the division of responsibilities between the Managing Board, these corporate and central functions and the business groups and clusters.
- The Corporate Strategy Dialog (CSD), specifying the strategic direction and objectives of the corporation, and Business Strategy Dialogs (BSD), which establish the strategy and objectives of the various businesses.
- Policies and multi-year plans in functional areas.
- The risk management framework for the business groups and clusters, governed by the Corporate Requirements.

Within the responsibilities as defined by the governance model and in the context of the strategies and policies of the company, the business groups and clusters have the freedom to operate within the limits set by the Corporate Requirements (and of course in compliance with all applicable national or international laws and regulations). The Corporate Requirements form the basis for systematic risk management and internal control at this operational level. If a special situation calls for it, the Corporate Requirements are extended to include so-called Management Directives (for example a travel ban for security reasons).

Compliance with the Corporate Requirements and the effectiveness of the risk management and internal control system are monitored by the entities themselves and discussed regularly between Managing Board and operational units. On average once every three years, the units are also audited by Corporate Operational Audit (COA). The director of the COA department reports to the Chairman of the Managing Board and has the authority to consult with the Chairman of the Audit Committee. Furthermore, the director of COA acts as the compliance officer with regard to inside information and is the chairman of the DSM Alert Committee, which implements the whistle-blower policy.

Risk management system

Major initiatives were taken to further enhance the risk management system and adapt it to the *Vision 2010* developments.

As described on page 34, DSM continued to place emphasis on the effective implementation of the system and these efforts were supported by flying squads of experts from the True Blue project. As a result, the business processes regarding the flows of goods and money were further improved, as were the tools and methods to implement them.

To ensure that these improvements will be sustainable in the future, internal control principles, such as appropriate segregation of duties, clear assignment of roles and authorities and adequate documentation of policies and procedures, were integrated in the business processes. There will be one organization to execute the design and implementation of these SAP supported standard business processes in the area of goods and money flows. The Corporate Staff Directors for Purchasing, Manufacturing, Marketing and Control & Accounting will be the owners of these processes and related Corporate Requirements. In close cooperation with the business groups, the Corporate Risk Manager and the Chief Information Officer, they set the agenda for the development, improvement and extension of these processes. A governance structure has been designed that is overseen by the CFO.

The Corporate Requirements being the basis for risk management at the operational level, much attention was given to keeping them up-to-date and accessible and to provide practices for their implementation. They were, for instance, adapted to the developments in *Vision 2010* and specific practices were created for the implementation of the Human Resources Requirements.

All business groups submitted in plans for further implementation of the Corporate Requirements. In doing so, they were supported by True Blue and provided with tools to track progress.

In 2007 DSM's risk management efforts will mainly concentrate on finalizing and embedding the initiatives started in 2005 and 2006. Having developed a solid system for risk management, the emphasis will be on sustainable, principle-based implementation.

Financial policy

As a basis for and contribution to effective risk management and to ensure that the company will be able to pursue its strategies even during periods of economic downturn, DSM retains a strong balance sheet and limits its financial risks.

One of the key targets of *Vision 2010* is to achieve a cash flow return on investment (CFROI, see definition on page 69) which exceeds the weighted average cost of capital (WACC) by at least 50 basis points. DSM further aims for a net debt which is between 30 and 40% of equity plus net debt and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense. This underlines the company's aim of maintaining its single A long-term credit rating.

An important element of DSM's financial strategy is the allocation of cash flow. DSM primarily allocates cash flow to investments aimed at strengthening its business positions and to dividend payments to its shareholders. The cash flow is further used for strengthening the Nutrition and Performance Materials businesses by means of selective acquisitions. As the occasion arises, the company may choose to buy back shares, if excess cash is available in the context of a medium-term analysis of primary cash flow allocation requirements and a sustained solid single A rating.

DSM's dividend policy is outlined on page 38 of this report. In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible at a reasonable price.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. Acquired companies are in principle required to contribute to DSM's earnings per share from the very beginning and to meet the company's profitability requirements. In some cases, for instance in the case of small innovative growth acquisitions, this requirement may not be appropriate and will therefore not be applied.

DSM's policy in the various sub-disciplines of the finance function is strongly oriented towards solidity, reliability and optimum protection of cash flows. The finance function plays an important role in business steering.

The control and accounting function is responsible for transaction accounting, financial reporting and making assessments and providing advice regarding business processes geared to the company's financial targets. The main policy aim in this function is to obtain and make available reliable financial information that is adequate for business steering purposes and meets statutory and other governance requirements.

The treasury function's tasks include financing the group and its units, managing the cash held by the company and managing currency risks and interest rate risks. To ensure that its policy in these fields is properly implemented and produces the best possible results, DSM has a set of stringent internal regulations, procedures, organizational measures and market-related benchmarks in place. DSM's treasury policy is mainly geared to managing the financial risks to which the group and its units are exposed and to optimizing the balance of financial income and expense.

The tax function is responsible for the management of the company's position with regard to taxes and import, export and excise duties. As part of this task, it handles the various tax returns and reviews acquisitions, disposals and liquidations of business components and/or joint ventures, as well as restructuring programs and reorganizations. It also examines the tax consequences of cross-border activities between business components such as transfer pricing, cross-border activities that lead to some permanent form of foreign establishment, and changes in the shareholdings in legal entities. DSM's tax policy is aimed at realizing an optimal position in the field of taxes and import, export and excise duties, and at maintaining such a position for the long term.

The investor relations function's primary task is to maintain contacts with current and potential shareholders of DSM and with analysts who advise shareholders. The objective of this function is to provide quality information to investors and analysts about developments at DSM, ensuring that relevant information is equally and simultaneously provided and accessible to all interested parties.

The insurance function has the task of achieving a proper balance between self-financing hazardous risks or having these risks transferred to external insurers, based on the relative costs involved. The underlying premise is the company's risk management philosophy, which is that group-wide risk awareness will ultimately lead to a proper insight into the risks that a company such as DSM may be confronted with, and to the control, prevention and mitigation of such risks. An insurance policy is therefore viewed as a last-resort instrument for the management of these risks. The choice as to whether or not to obtain external insurance coverage also depends on the scope of the risk exposure in relation to the financial parameters that are relevant for a listed company. Such parameters determine the amount of risk that the company is willing to bear itself.

All DSM units have to report their results periodically and comply with Corporate Requirements in the field of finance & economics. Compliance with the requirements for accounting and reporting is confirmed by means of a quarterly written statement signed by management. During the drafting of the annual report, the report is first discussed by the Managing Board with the Supervisory Board's Audit Committee and the external auditor, and subsequently with the Supervisory Board. Quarterly financial reports are discussed by the Managing Board, with the Chairman of the Audit Committee and the external auditor. The company uses a release calendar for financial results.


DSM Nutritional Products

■ **DSM in Guangzhou** / China

Risks

DSM's internet website gives an overview of important risks that have been identified and for the management of which strategies, controls and mitigating measures have been put in place as part of our risk management practices. They nevertheless involve uncertainties that may lead to the actual results differing from those projected. There may also be current risks that the company has not yet fully assessed and that are currently qualified as 'minor' but that could have a material impact on the company's performance at a later stage. The company's risk management and internal control system has been designed to identify and respond to these developments on time, but 100% assurance can never be achieved, of course. The nature of the risks as identified below can be found in descriptions on the website.

Generic risks

- Macro-economic trends
- General market developments
- Low-cost competition
- Political risks
- Currency risks and interest risk

Strategic risks

- Acquisitions, disposals and joint ventures
- New markets, products and technologies
- Innovation risks
- Human resource risks

Specific risks

- Corporate reputation risks
- Customer risks
- Production process risks
- Product liability risks
- Insurable risks
- ICT risks
- Project risks
- Financial risks
- Control failures

See www.dsm.com, Governance section.

Information about the DSM share

Shares and listings
Ordinary shares in Royal DSM N.V. are listed in NL 00983 on the Euronext stock exchange in Amsterdam, the Netherlands (Stock code 00982, ISIN code NL0000009827).

Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam, the Netherlands (Euronext.liffe).

In the United States a sponsored unlisted American Depositary Receipts (ADR) program is offered by Citibank NA (Cusip 780249108), with four ADRs representing the value of one ordinary DSM share.

Besides the ordinary shares, 44.04 million cumulative preference shares A are in issue, which are not listed on the stock exchange; these have been placed with institutional investors in the Netherlands. The cumprefs A have the same voting rights as ordinary shares, as their nominal value of €1.50 per share is equal to the nominal value of the ordinary shares. As of 1 January 2006 the dividend on cumprefs A amounts to 4.348% of the issue price of €5.295 per share until the contractual dividend reset date (1 January 2016).

Transfer of the cumprefs A requires the approval of the Managing Board, unless the shareholder is obliged to transfer his shares to a previous shareholder by virtue of the law.

The information referred to in the Resolution of 5 April 2006 regarding the implementation of article 10 of Directive 2004/25 EC of the European Parliament and the Council of the European Union pertaining to a takeover bid is given in this section of the annual report (insofar as it is relevant to this section) and in the following places elsewhere in the report: the Corporate governance section starting on page 76, notes 17 (page 106), 19 (page 109) and 27 (page 121) to the financial statements and the Other Information section starting on page 134.

Share buy-back program
On 27 September 2006 DSM announced a share buy-back program with a total value of €750 million as a main building block to realize the desired balance sheet structure in the framework of the *Vision 2010* strategy. This program will increase DSM's gearing (net debt / total capital) to a level of around 20%. It will enable the repurchase of approximately 20 million ordinary shares, which equals approximately 10% of the total number of ordinary shares in issue. Consequently, the direct EPS-enhancing effect for ordinary shareholders will be around 10%.

For tax reasons, the execution of this share buy-back program is split over 2006 and 2007. On 15 December, 2006 DSM had repurchased a total of 6,700,000 shares under this program for a total consideration of €242.1 million, which completed the first phase of the program.

As resolved in the Annual General Meeting of Shareholders, held on 29 March 2006, the shares that have been bought back thus far will be cancelled. The required process to cancel these shares has been initiated.

DSM will resume the program in the course of 2007.

The total number of ordinary DSM shares outstanding decreased by 6,073,128 in 2006. On 31 December it stood at 184,849,837.

The average number of ordinary shares outstanding in 2006 was 189,550,018. All shares in issue are fully paid.

Distribution of shares
Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to the Netherlands Authority for the Financial Markets (AFM). According to the register kept by the AFM the following

Development of the number of ordinary DSM shares

	Issued	Repurchased	Outstanding
Balance at 31 December 2005	201,953,008	11,030,043	190,922,965
Changes:			
- Reissue of shares in connection with exercise of option rights		(2,671,872)	2,671,872
- Repurchase of own shares		8,745,000	(8,745,000)
Balance at 31 December 2006	201,953,008	17,103,171	184,849,837
Average number of shares outstanding		189,550,018	
DSM share prices on Euronext Amsterdam			
- Highest price		€39.70	
- Lowest price		€28.58	
- At 31 December		€37.43	

shareholders had disclosed that they owned between 5 and 10% of DSM's total share capital on 1 January 2007:

- ABN AMRO Holding N.V.
- Aviva plc
- Capital Research and Management Company
- Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
- ING Groep N.V.

Issue of shares

The issue of shares takes place by a decision of the Managing Board. The decision is subject to the approval of the Supervisory Board. The scope of this power of the Managing Board shall be determined by a resolution of the General Meeting of Shareholders and shall relate to at most all unissued shares of the authorized capital, as applicable now or at any time in the future. In the Annual General Meeting of Shareholders of 29 March 2006 this power extended up to and including 29 September 2007, on the understanding that:

- in the case of the issue of ordinary shares this authorization of the Managing Board will be limited to a number of shares with a nominal value amounting to 10% of the issued capital, and to an additional 10% of the issued capital if the issue takes place within the context of a merger or acquisition, and
- in the case of the issue of preference shares this authorization of the Managing Board will relate to all non-issued preference shares of the authorized capital at the level at which it now stands or may stand at any future time.

Repurchase of own shares

The company may acquire paid-up own shares by virtue of a decision of the Managing Board, provided that the par value of the shares in its capital amounts to no more than one tenth of the issued capital. Such a decision is subject to the approval of the Supervisory Board. In the Annual General Meeting of Shareholders of March 29, 2006 the Managing Board was authorized to acquire own shares for a period of 18 months from said date.

Geographical spread of DSM shares

	2006	2005
Netherlands	32%	35%
United States / Canada	13%	14%
Belgium / Luxemburg	14%	16%
France	3%	<1%
United Kingdom	30%	24%
Switzerland	4%	2%
Germany	1%	3%
Other countries	3%	6%



Trading volumes DSM shares 2006
(on a monthly basis)
x million
December
November
October
September
August
July
June
May
April
March
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January
0
10
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30
40



DSM share price development versus AEX and Dow Jones Euro Stoxx Chemical Index, 2005 - 2006
DSM
DJ Euro Stoxx Chemical Index
AEX Index
EUR
45
40
35
30
25
20
15
10
1/05
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3/05
4/05
5/05
6/05
7/05
8/05
9/05
10/05
11/05
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1/06
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Financial statements 2006

Summary of significant accounting policies

Basis of preparation
DSM's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The accounting policies applied by DSM comply with IFRS and the pronouncements of the International Financial Reporting Interpretation Committee (IFRIC) effective at 31 December 2006.

Consolidation
The consolidated financial statements include Royal DSM N.V. and its subsidiaries as well as the proportion of DSM's ownership of joint ventures (together 'DSM' or 'Group'). A subsidiary is an entity over which DSM has control. Control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial data of subsidiaries are fully consolidated. Minority interests in the Group's equity and profit and loss are stated separately. A joint venture is an entity in which DSM holds an interest and which is jointly controlled by DSM and one or more other venturers under a contractual arrangement. Joint ventures are included in the consolidated financial statements according to the method of proportionate consolidation.

Subsidiaries and joint ventures are consolidated from the acquisition date until the date on which DSM ceases to have control or joint control, respectively. On consolidation all intra-group balances and transactions and unrealized profits or losses from intra-group transactions are eliminated. Unrealized losses are not eliminated if these losses indicate an impairment of the asset transferred. In such cases a value adjustment for impairment of the asset is made.

Segmentation
Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, reflects the Group's management structure. Prices for transactions between segments are determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can reasonably be allocated.

Foreign currency translation
The presentation currency of the Group is the euro.

Each entity of the Group records transactions and balance sheet items in its functional currency. Transactions denominated in currency other than the functional currency are recorded at the spot exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated at the closing rates. Exchange differences resulting from the settlement of these transactions and from the translation of monetary items are recognized in the income statement.

On consolidation, the balance sheets of subsidiaries and joint ventures whose functional currency is not the euro are translated into euro at the closing rate. The income statements of these entities are translated into euro at the average rates for the relevant period. Goodwill paid on acquisition is recorded in the functional currency of the acquired entity. Exchange differences arising from the translation of the net investment in entities with a functional currency other than the euro are recorded in equity (Translation reserve). The same applies to exchange differences arising from borrowings and other financial instruments in so far as they hedge the currency risk related to the net investment. On disposal of an entity with a functional currency other than the euro the cumulative exchange differences relating to the translation of the net investment is recognized in the income statement.

Distinction between current and non-current
An asset (liability) is classified as current when it is expected to be realized (settled) within 12 months after the balance sheet date.

Intangible assets
Goodwill represents the excess of the cost of an acquisition over DSM's share in the net fair value of the identifiable assets and liabilities of an acquired subsidiary, joint venture or associate. Goodwill paid on acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill paid on acquisition of associates is included in the carrying amount of these associates. Goodwill is not amortized but tested for impairment annually and when there are indications that the carrying amount may exceed the recoverable amount. A gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Intangible assets acquired in a business combination are recognized at fair value on the date of acquisition and subsequently amortized over the expected useful lives that vary from 5 to 15 years.

Acquired licenses, patents and application software are carried at historical cost less straight-line depreciation and less any impairment losses. The expected useful lives vary from 4 to 10 years. Costs of software maintenance are expensed when incurred. Capital expenditure that is directly related to the development of application software is recognized as intangible asset and amortized over its estimated useful life (5-8 years).

Research costs are expensed when incurred. Where the recognition criteria are met, development expenditure is capitalized and amortized over its useful life from the moment the product is launched commercially. The carrying amount of assets arising from development expenditures is reviewed for impairment at each balance sheet date or earlier upon indication of impairment. Development assets in use are tested for impairment when there are indications that the carrying amount may exceed the recoverable amount. Any impairment losses are recorded in the income statement.

Property, plant and equipment
Property, plant and equipment are stated at cost less depreciation calculated on a straight-line basis and less any impairment losses. Interest during construction is capitalized. Expenditures relating to major scheduled turnarounds are capitalized and depreciated over the period up to the next turnaround.

Property, plant and equipment are systematically depreciated over their estimated useful lives. Reviews are made annually of the estimated remaining lives of assets, taking account of commercial and technological obsolescence as well as normal wear and tear. The initially assumed expected useful lives are in principle as follows: for buildings 10-50 years, for plant and machinery 5-15 years, for other equipment 4-10 years. Land is not depreciated.

In oil and gas exploration, development and production costs are accounted for using the successful efforts method. Costs of successful and incomplete oil and gas drilling operations are capitalized as property, plant and equipment. The estimated discounted costs for future drilling platform decommissioning and site restoration are capitalized and depreciated. Items of property, plant and equipment related to oil and gas exploration are depreciated on the basis of the unit of production method.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use or the sale of the asset. Any gain or loss arising on derecognition of the asset is recorded in the income statement.

Leases
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. All other leases are operating leases.

Lease payments for finance leases are apportioned to finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are included in Net finance costs. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Associates
An associate is an entity over which DSM has significant influence but no control, usually evidenced by a shareholding that entitles DSM to between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method, which involves recognition in the income statement of DSM's share of the associate's profit or loss for the year. DSM's interest in an associate is carried in the balance sheet at its share in the net assets of the associate together with goodwill paid on acquisition, less any impairment loss.

When DSM's share in the loss of an associate exceeds the carrying amount of the associate, including any other receivables, the carrying amount is reduced to zero. No further losses are recognized, unless DSM has responsibility for obligations relating to the associate.

Other financial assets
Other securities comprise equity interests in entities in which DSM has no significant influence; they are accounted for as available-for-sale securities. These securities are measured against fair value with changes in fair value being recognized in equity (Fair value reserve). On disposal the cumulative fair value adjustments of the related securities are released from equity and included in the income statement. If a reliable fair value cannot be established, the securities are recognized at cost. The proceeds from these securities and the gain or loss upon their disposal are recognized in the income statement.

Loans and long-term receivables are measured at amortized cost, if necessary after deduction of a value adjustment for bad debts. The proceeds from these assets and the gain or loss upon their disposal are recognized in the income statement.

Impairment of assets
When there are indications that the carrying amount of a non-current asset (intangible assets or property, plant and equipment) may exceed the estimated recoverable amount (the higher of its value in use and fair value less costs to sell), the possible existence of an impairment loss is investigated. If an asset does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market interest rate and the risks specific to the asset.

When the recoverable amount of a non-current asset is less than its carrying amount, the carrying amount is impaired to its recoverable amount and an impairment charge is recognized in the income statement. An impairment loss is reversed when there has been a change in estimate that is relevant for the determination of the asset's recoverable amount since the last impairment loss was recognized. Impairment losses for goodwill will never be reversed.

All financial assets are reviewed for impairment. If there is objective evidence of impairment as a result of one or more events after initial recognition, an impairment loss is recognized in the income statement.

Inventories
Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of intermediates and finished goods includes directly attributable costs and related production overhead expenses. Net realizable value is determined as the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Products whose manufacturing cost cannot be calculated because of joint cost components are stated at net realizable price after deduction of a margin.

Current receivables
Current receivables are stated at amortized cost which generally corresponds with face value, less an adjustment for bad debts.

Current investments
Deposits held at call with banks with a remaining maturity of more than 3 months and less than 12 months are classified as current investments. They are measured at amortized cost. Proceeds from these deposits are recognized in the income statement.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and deposits held at call with banks with a remaining maturity of less than 3 months. Bank overdrafts are included in current liabilities. Cash and cash equivalents are measured at nominal value.

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups (assets and liabilities relating to an activity that is to be sold) are classified as 'held for sale' if their carrying amount is to be recovered principally through a sales transaction rather than through continuing use. The reclassification takes place when the assets are available for immediate sale and the sale is highly probable. These conditions are usually met as from the date on which a first draft of an agreement to sell is ready for discussion. Non-current assets held for sale and disposal groups are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets held for sale are not depreciated and amortized.

Royal DSM N.V. Shareholders' equity
DSM's ordinary shares and cumulative preference shares are classified as Royal DSM N.V. shareholders' equity. The price paid for repurchased DSM shares (treasury shares) is deducted from Royal DSM N.V. Shareholders' equity until the shares are withdrawn or reissued. Dividend to be distributed to holders of cumulative preference shares is recognized as a liability when the Supervisory Board approves the proposal for profit distribution. Dividend to be distributed to holders of ordinary shares is recognized as a liability when the Annual General Meeting of Shareholders approves the proposal for dividend.

Provisions
Provisions are recognized when all of the following conditions are met: 1) there is a present legal or constructive obligation as a result of past events; 2) it is probable that a transfer of economic benefits will settle the obligation; and 3) a reliable estimate can be made of the amount of the obligation.

The probable amount required to settle long-term obligations is discounted if the effect of discounting is material. Where discounting is used, the increase in the provision due to the passage of time is recognized as borrowing costs. However, the interest costs relating to pension obligations are included in pension costs.

Any provision for costs that will arise from future drilling platform decommissioning and site restoration is made when the investment project concerned is taken into operation. These are included in Property, plant and equipment, along with the historic cost of the related asset, and depreciated over the useful life of the asset.

Borrowings
Borrowings are initially recognized at cost, being the fair value of the proceeds received, net of transaction costs. Subsequently, borrowings are stated at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium. Interest expenses are accrued and recorded in the income statement for each period.

Where the interest rate risk relating to a long-term borrowing is hedged, and the hedge is regarded as effective, the carrying amount of the long-term loan is adjusted for changes in fair value of the interest component of the loan.

Other current liabilities
Other current liabilities are stated at amortized cost, which generally corresponds to the nominal value.

Revenue recognition
Revenue from the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the buyer. Net sales represent the invoice value less estimated rebates and cash discounts, and excluding indirect taxes.

Royalty income is recognized in Other operating income on an accrual basis in accordance with the substance of the relevant agreements. Interest income is recognized on a time-proportion basis using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Government grants
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all related conditions will be complied with. Cost grants are recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. If the grant is an investment grant, its fair value is initially recognized as deferred income in Other non-current liabilities and then released to the income statement over the expected useful life of the relevant asset by equal annual amounts.

Share-based compensation
The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using the Black-Scholes model, taking into account market conditions linked to the price of the DSM share. The costs of these options are recognized in the income statement (Employee benefits costs) during the vesting period, together with a corresponding increase in equity (Reserve for share-based compensation) in the case of share-settled options or Other non-current liabilities in the case of cash-settled options (Share Appreciation Rights). No expense is recognized for options that do not ultimately vest, except for options where vesting is conditional upon a market condition, which are treated as vesting, irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are met.

Emission rights
DSM is subject to legislation encouraging reductions in greenhouse gas emission and has been awarded emission rights (principally CO_2 emission rights) in a number of jurisdictions. Emission rights are reserved for meeting delivery obligations and are recognized at cost (usually zero). Revenue is recognized when surplus emission rights are sold to third parties. When actual emissions exceed the emission rights available to DSM a provision is recognized for the expected additional costs.

Exceptional items
Exceptional items relate to material non-recurring items of income and expense arising from circumstances such as:
- write-downs of inventories to net realizable value or of property, plant and equipment to recoverable amount, as well as reversals of such write-downs;
- restructurings of the activities of an entity;
- releases of provisions;
- disposals of property, plant and equipment;
- disposals of associates or other financial assets;
- discontinued operations;
- onerous contracts;
- litigation settlements.

Exceptional items are reported separately to provide a better understanding of the underlying results of the period.

Income tax expense
Income tax expense is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect to previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the carrying amount of assets and liabilities and their tax base. Deferred tax assets and liabilities are measured at the tax rates and under the tax laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled. Deferred tax assets, including assets arising from losses carried forward, are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized. Deferred tax assets and liabilities are stated at face value.

Deferred taxes are not provided for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Financial derivatives
The Group uses financial derivatives such as foreign currency forward contracts and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations. Financial derivatives are initially recognized in the balance sheet at fair value including transaction costs and subsequently measured at their fair value on each balance sheet date. Changes in fair value are recognized in the income statement unless cash flow hedge accounting or net investment hedge accounting is applied.

Changes in the fair value of financial derivatives designated and qualifying as cash flow hedges are recognized in equity (Hedging reserve) to the extent that the hedge is effective. Upon recognition of the related asset or liability the cumulative gain or loss is transferred from the Hedging reserve and included in the carrying amount if the hedged item is a non-financial asset or liability or in the income statement if the hedged item is a financial asset or liability. Changes in the fair value of financial derivatives designated and qualifying as net investment hedges are recognized in equity (Translation reserve) to the extent that the hedge is effective. Accumulated gains and losses are released from the Translation reserve and are included in the income statement when the net investment is disposed of. Changes in the fair value of financial derivatives designated and qualifying as fair value hedges are immediately recognized in the income statement, together with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk.

Pensions and other post-employment benefits

For defined benefit plans, pension costs are determined using the projected unit credit method. Actuarial gains and losses are recognized in full under equity in the period in which they occur. Prepaid pension costs relating to defined benefit plans are capitalized only if they lead to refunds to the employer or to reductions in future contributions to the plan by the employer. Payments to defined contribution plans are charged as an expense as they fall due.

Effect of new accounting standards

DSM has applied the new standard *IFRS 6, Exploration for and Evaluation of Mineral Resources* and the amendment to *IAS 19, Employee Benefits* from 1 January 2006 onwards.

(i) The new standard *IFRS 6, Exploration for and Evaluation of Mineral Resources* requires, among other things, the disclosure of information regarding the recognized amounts arising from the exploration for and evaluation of mineral resources. It is DSM's policy to expense these costs; the amounts incurred are not material.

(ii) DSM adopted the new alternative in *IAS 19, Employee Benefits* that permits the immediate recognition outside profit or loss of actuarial gains and losses arising in defined benefit plans. Previously, actuarial gains and losses outside of the 'corridor' were recognized in the income statement, spread over the average number of years of service of employees. This 'corridor' was the higher of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, both measured at the end of the previous year. The adoption of this new alternative has increased the net asset for employee benefits by €31 million, equity increased by €27 million (net of income tax) as of 1 January 2006. The impact on reported equity as of 1 January 2005 is a decrease of €167 million (net of income tax). The impact on the income and the earnings per share for 2005 and 2006 is immaterial. Moreover, the amended IAS 19 requires additional disclosures that have been included in the financial statements.

The following amendments and interpretations are effective as of 1 January 2006, but do not affect DSM's financial statements for 2006:

(iii) IAS 21 (Amendment), Net Investment in a Foreign Operation.

(iv) IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions.

(v) IAS 39 (Amendment), The Fair Value Option.

(vi) IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts.

(vii) IFRIC 4, Determining whether an Arrangement contains a Lease.

(viii) IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

(ix) IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

DSM did not opt for early adoption of the following new standards, amendments and interpretations, which will be mandatory for DSM for annual periods beginning on or after 1 January 2007 or later years:

(x) IFRS 7, Financial Instruments – Disclosures.

(xi) IFRS 8, Operating Segments.

(xii) IAS 1 (Amendment), Presentation of Financial Statements – Capital Disclosures.

(xiii) IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies.

(xiv) IFRIC 8, Scope of IFRS 2.

(xv) IFRIC 9, Reassessment of Embedded Derivatives.

DSM expects that the adoption of these new standards, amendments and interpretations in future periods will have no material impact on DSM's financial statements.

Consolidated income statement for the year ended 31 December 2006

x € million	Notes	Continuing operations: Before exceptional items	Continuing operations: Exceptional items (note 9)	Continuing operations: Total	Discontinued operations	Total
Net sales		8,352	-	8,352	28	8,380
Other operating income	4	210	73	283	2	285
		8,562	**73**	**8,635**	**30**	**8,665**
Own work capitalized		39	-	39	-	39
Change in inventories of intermediates and finished goods		63	-	63	(5)	58
Raw materials and consumables used		(4,536)	-	(4,536)	(18)	(4,554)
Work subcontracted and other external costs		(1,481)	-	(1,481)	(4)	(1,485)
Employee benefits costs	5	(1,338)	9	(1,329)	(3)	(1,332)
Depreciation and amortization	6	(440)	(11)	(451)	-	(451)
Other operating costs	7	(34)	(97)	(131)	(1)	(132)
Operating profit		**835**	**(26)**	**809**	**(1)**	**808**
Interest costs	8	(84)	-	(84)	-	(84)
Other financial income and expense	8	3	-	3	-	3
Share of the profit of associates		1	4	5	-	5
Profit before income tax expense		**755**	**(22)**	**733**	**(1)**	**732**
Income tax expense	10	(199)	18	(181)	1	(180)
Profit for the year		**556**	**(4)**	**552**	**-**	**552**
Of which:						
- Profit attributable to minority interests		5	-	5	-	5
- Net profit attributable to equity holders of Royal DSM N.V.		551	(4)	547	-	547
Net profit attributable to equity holders of Royal DSM N.V.		551	(4)	547	-	547
Dividend on cumulative preference shares		(10)	-	(10)	-	(10)
Net profit available for holders of ordinary shares		**541**	**(4)**	**537**	**-**	**537**
Average number of ordinary shares outstanding (x 1000)						189,550
Effect of dilution due to share options (x 1000)						1,200
Adjusted weighted average number of ordinary shares (x 1000)						**190,750**
Per ordinary share in euro:						
- Basic earnings		2.85	(0.02)	2.83	-	2.83
- Diluted earnings		2.84	(0.02)	2.82	-	2.82
- Dividend paid in the period						1.04
- Dividend for the year						1.00

Consolidated income statement for the year ended 31 December 2005

x € million		Continuing operations			Discontinued operations	Total
		Before exceptional items	Exceptional items (note 9)	Total		
Net sales		7,816	-	7,816	379	8,195
Other operating income	4	222	59	281	1	282
		8,038	**59**	**8,097**	**380**	**8,477**
Own work capitalized		47	-	47	-	47
Change in inventories of intermediates and finished goods		248	-	248	3	251
Raw materials and consumables used		(4,211)	-	(4,211)	(219)	(4,430)
Work subcontracted and other external costs		(1,469)	-	(1,469)	(75)	(1,544)
Employee benefits costs	5	(1,331)	-	(1,331)	(54)	(1,385)
Depreciation and amortization	6	(491)	(64)	(555)	(12)	(567)
Other operating costs	7	(44)	(31)	(75)	(2)	(77)
Operating profit		**787**	**(36)**	**751**	**21**	**772**
Interest costs	8	(88)	(8)	(96)	-	(96)
Other financial income and expense	8	18	-	18	-	18
Share of the profit of associates		(2)	(21)	(23)	-	(23)
Profit before income tax expense		**715**	**(65)**	**650**	**21**	**671**
Income tax expense	10	(168)	29	(139)	(12)	(151)
Profit for the year		**547**	**(36)**	**511**	**9**	**520**
Of which:						
- Profit attributable to minority interests		(7)	-	(7)	-	(7)
- Net profit attributable to equity holders of Royal DSM N.V.		554	(36)	518	9	527
Net profit attributable to equity holders of Royal DSM N.V.		554	(36)	518	9	527
Dividend on cumulative preference shares		(16)	-	(16)	-	(16)
Net profit available for holders of ordinary shares		**538**	**(36)**	**502**	**9**	**511**
Average number of ordinary shares outstanding (x 1000)						190,783
Effect of dilution due to share options (x 1000)						1,066
Adjusted weighted average number of ordinary shares (x 1000)						**191,849**
Per ordinary share in euro:						
- Basic earnings		2.82	(0.19)	2.63	0.05	2.68
- Diluted earnings		2.80	(0.19)	2.61	0.05	2.66
- Dividend paid in the period						0.875
- Dividend for the year						1.00

Consolidated balance sheet as at 31 December

Assets

x € million

	Notes	2006	2005
Non-current assets			
Intangible assets	11	1,008	1,003
Property, plant and equipment	12	3,655	3,750
Deferred tax assets	10	496	533
Prepaid pension costs	24	918	478
Associates	13	26	43
Other financial assets	14	100	189
		6,203	**5,996**
Current assets			
Inventories	15	1,515	1,535
Trade receivables	16	1,377	1,337
Other receivables	16	362	260
Financial derivatives	23	79	36
Current investments		3	5
Cash and cash equivalents		552	902
		3,888	**4,075**
Assets held for sale		-	43
		3,888	**4,118**
Total		**10,091**	**10,114**

Equity and liabilities

x € million

	Notes	2006	2005
Equity	17		
Royal DSM N.V. shareholders' equity		5,784	5,501
Minority interests		71	67
		5,855	**5,568**
Non-current liabilities			
Deferred tax liabilities	10	383	219
Employee benefits liabilities	24	304	383
Provisions	18	188	166
Borrowings	19	907	1,381
Other non-current liabilities	20	44	53
		1,826	**2,202**
Current liabilities			
Employee benefits liabilities	24	21	23
Provisions	18	127	220
Borrowings	19	607	329
Financial derivatives	23	41	65
Trade payables	21	1,091	985
Other current liabilities	21	523	714
		2,410	**2,336**
Liabilities held for sale		-	8
		2,410	**2,344**
Total		**10,091**	**10,114**

Consolidated statement of recognized income and expense

x € million	Other reserves	Retained earnings		Total	Minority interests	Total
		Actuarial gains and losses	Other			
2005						
Exchange differences on translation of foreign operations	121	-	-	121	7	128
Balance of actuarial gains and losses, after asset ceiling	-	274	-	274	-	274
Income tax expense	7	(80)	-	(73)	-	(73)
Change in hedging reserve	(2)	-	-	(2)	-	(2)
Total income and expense directly recognized in equity	**126**	**194**	**-**	**320**	**7**	**327**
Profit for the year	-	-	527	527	(7)	520
Recognized income and expense for the period	**126**	**194**	**527**	**847**	**-**	**847**
2006						
Exchange differences on translation of foreign operations	(126)	-	-	(126)	(5)	(131)
Balance of actuarial gains and losses, after asset ceiling	-	382	-	382	-	382
Income tax expense	(10)	(99)	-	(109)	-	(109)
Change in hedging reserve	45	-	-	45	-	45
Total income and expense directly recognized in equity	**(91)**	**283**	**-**	**192**	**(5)**	**187**
Profit for the year	-	-	547	547	5	552
Recognized income and expense for the period	**(91)**	**283**	**547**	**739**	**-**	**739**

Consolidated statement of changes in equity (note 17)

x € million	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings		Total	Minority interests	Total equity
					Actuarial gains and losses	Other			
Balance at 1 January 2005	**304**	**381**	**(288)**	**(48)**	**(160)**	**4,479**	**4,668**	**22**	**4,690**
Reclassification of cumulative preference shares A	66	167	-	-	-	-	233	-	233
Dividend paid	-	-	-	-	-	(183)	(183)	(3)	(186)
Changes in option rights	-	-	-	7	-	-	7	-	7
Repurchase of shares	-	-	(170)	-	-	-	(170)	-	(170)
Proceeds from reissued shares	-	-	82	-	-	20	102	-	102
Change in DSM's share in subsidiaries	-	-	-	-	-	-	-	48	48
Capital duty	-	(3)	-	-	-	-	(3)	-	(3)
Recognized income and expense for the period	-	-	-	126	194	527	847	-	847
Balance at 31 December 2005	**370**	**545**	**(376)**	**85**	**34**	**4,843**	**5,501**	**67**	**5,568**
Dividend paid	-	-	-	-	-	(213)	(213)	(1)	(214)
Changes in option rights	-	-	-	10	-	11	21	-	21
Repurchase of shares	-	-	(318)	-	-	-	(318)	-	(318)
Proceeds from reissued shares	-	-	53	-	-	2	55	-	55
Changes in DSM's share in subsidiaries	-	-	-	-	-	-	-	5	5
Capital duty	-	(1)	-	-	-	-	(1)	-	(1)
Recognized income and expense for the period	-	-	-	(91)	283	547	739	-	739
Reclassifications	-	-	-	(2)	-	2	-	-	-
Balance at 31 December 2006	**370**	**544**	**(641)**	**2**	**317**	**5,192**	**5,784**	**71**	**5,855**

Consolidated cash flow statement (note 26)

x € million			**2006**		2005
Operating activities					
Profit for the year			552		520
Profit attributable to minority interests			(5)		7
Net profit attributable to equity holders of Royal DSM N.V.			**547**		**527**
Adjustments for:					
- Depreciation, amortization and impairment losses			451		567
- Gain from disposals			(75)		(20)
- Change in provisions			(83)		(130)
- Interest:	- Charged to the income statement	81		78	
	- Received	32		24	
	- Paid	(101)		(95)	
			12		7
- Income taxes:	- Charged to the income statement	180		151	
	- Paid	(109)		(133)	
			71		18
- Defined benefit plans:	- Charged to the income statement	19		16	
	- Paid	(144)		(102)	
			(125)		(86)
- Other changes			28		11
Operating cash flow before changes in working capital			**826**		**894**
Changes in operating working capital:					
- Inventories		(49)		(140)	
- Trade receivables		(77)		(63)	
- Trade payables		122		84	
			(4)		(119)
Changes in other operating working capital			(192)		(82)
Cash provided by operating activities			**630**		**693**
Investing activities					
Capital expenditure for:	- Intangible assets	(40)		(23)	
	- Property, plant and equipment	(418)		(370)	
Proceeds from disposal of property, plant and equipment		6		28	
Acquisition of subsidiaries		(44)		(559)	
Proceeds from disposal of subsidiaries and businesses		135		192	
Associates and other financial assets:					
- Capital payments and acquisitions		(15)		(8)	
- Change in loans granted		7		(107)	
- Proceeds from disposals		24		2	
Cash used in investing activities			**(345)**		**(845)**
Financing activities					
Sale of financial derivatives		-		133	
Loans taken up		30		348	
Repayment of loans		(205)		(487)	
Change in debt to credit institutions		28		42	
Dividend paid		(213)		(183)	
Repurchase of own shares		(318)		(170)	
Proceeds from reissued shares		55		102	
Change in minority interests		4		(2)	
Capital duty		(1)		(3)	
Cash used in financing activities			**(620)**		**(220)**
Change in cash and cash equivalents			**(335)**		**(372)**
Cash and cash equivalents at 1 January			**902**		**1,261**
Exchange differences of cash held			(12)		16
Changes in the scope of the consolidation			(3)		(3)
Cash and cash equivalents at 31 December			**552**		**902**

Notes to the consolidated financial statements of Royal DSM N.V.

1 General information

Unless stated otherwise, all amounts are in € million.

In conformity with article 402, Book 2 of the Dutch Civil Code, a condensed income statement is included in the separate financial statements of Royal DSM N.V.

A list of DSM participations is published at the Chamber of Commerce for Zuid-Limburg in Maastricht (Netherlands) and available from the company upon request. The list is also available on the company's website www.dsm.com.

The preparation of financial statements requires estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The policies that management considers both to be most important to the presentation of financial condition and results of operations and to make the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed in the notes that are impacted by such estimates and judgments. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Exchange rates
The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

1 euro =	Exchange rate at balance sheet date		Average exchange rate	
	2006	2005	**2006**	2005
US dollar	1.32	1.18	1.26	1.25
Swiss franc	1.61	1.56	1.57	1.55
Pound sterling	0.67	0.69	0.68	0.68
100 Japanese yen	1.57	1.39	1.46	1.37

2 Change in the scope of the consolidation

Acquisitions
The acquisitions of CRINA SA, the remaining 73% of the share capital of Lipid Technologies Provider AB (LTP) and the remaining 50% of the share capital of Fersinsa GB SA de CV had the following impact on the balance sheet:

Assets		
Intangible assets	7	
Property, plant and equipment	14	
Other financial assets	(3)	
Inventories	6	
Receivables	5	
Cash and cash equivalents	5	
Total assets		**34**
Liabilities		
Provisions	1	
Deferred tax liabilities	2	
Other liabilities	9	
Total liabilities		**12**
Net assets, at fair value		**22**
Acquisition price (in cash)		41
Acquisition costs		1
Goodwill		**20**

Assets and liabilities of Fersinsa GB SA de CV are fully consolidated. The purchase price allocation and determination of the goodwill to be recognized will be performed in 2007.

Besides the above DSM acquired various smaller participations.

Disposals
Discontinued operations
DSM Minera was sold on January 19, 2006 for a total cash consideration of €74 million. The business had already been classified as held for sale as at December 31, 2005. The activities of DSM Bakery Ingredients were reported as discontinued operations in 2005 in view of the disposal of these activities to Gilde Investment Management for a total cash consideration of €200 million.

Other disposals
Besides the above-mentioned entities DSM disposed of various smaller participations.

3 Segment information

Business segments[1) 2)]

2006	Continuing operations							Discontinued operations	Total
	Nutrition	Pharma	Performance Materials	Industrial Chemicals	Other activities[3)]	Eliminations	Total		
Financial performance									
Net sales	2,407	916	2,753	1,872	404	-	8,352	28	8,380
Supplies to other clusters	56	51	6	263	18	(394)	-	-	-
Supplies	**2,463**	**967**	**2,759**	**2,135**	**422**	**(394)**	**8,352**	**28**	**8,380**
Operating profit before exceptional items	314	65	329	196	(69)	-	835	(1)	834
Exceptional items	(44)	(14)	11	(6)	27	-	(26)	-	(26)
Operating profit	**270**	**51**	**340**	**190**	**(42)**	**-**	**809**	**(1)**	**808**
Depreciation and amortization	150	81	100	73	36	-	440	-	440
Additions to provisions	48	15	9	3	32	-	107	-	107
Share of the profit of associates	1	0	0	0	0	-	1	-	1
R&D costs	134	57	107	18	11	-	327	-	327
R&D costs / net sales (in %)	5.6	6.2	3.9	1.0	2.7	-	3.9	-	3.9
Wages, salaries and social security costs	470	204	270	97	245	-	1,286	2	1,288
Financial position									
Total assets	3,466	1,734	2,998	1,390	9,690	(9,187)	10,091	-	10,091
Total liabilities	1,688	1,524	1,395	855	3,851	(5,077)	4,236	-	4,236
Capital employed at year-end	2,159	1,302	1,697	745	407	-	6,310	(7)	6,303
Capital expenditure and acquisitions	113	146	126	68	48	-	501	-	501
Share in equity of associates	1	2	0	13	10	-	26	-	26
EBITDA / net sales (in %)	19.3	15.9	15.6	14.4					
Workforce[4)]									
Average	7,599	4,557	4,410	2,187	2,656	-	21,409	27	21,436
Year-end	7,844	4,731	4,664	2,183	2,728	-	22,150	6	22,156

1) For a description of the types of products and services of each segment please refer to the review of business on pages 42-63.
2) In accordance with DSM's new strategy, *Vision 2010 – Building on strengths*, the segments have been redefined.
3) Other activities also includes costs for defined benefit plans, corporate overhead and share-based compensation. A reasonable basis for the allocation of the costs for defined benefit plans to the individual clusters is not available, because these costs relate to both current and former employees.
4) The workforce of joint ventures has been included on a proportionate basis.

Business segments[1] [2]

2005	Continuing operations							Discontinued operations	Total
	Nutrition	Pharma	Performance Materials	Industrial Chemicals	Other activities[3]	Eliminations	Total		
Financial performance									
Net sales	2,399	924	2,447	1,687	359	-	7,816	379	8,195
Supplies to other clusters	59	64	12	212	17	(364)	-	-	-
Supplies	**2,458**	**988**	**2,459**	**1,899**	**376**	**(364)**	**7,816**	**379**	**8,195**
Operating profit before exceptional items	329	41	305	165	(53)	-	787	21	808
Exceptional items	9	(91)	4	-	42	-	(36)	-	(36)
Operating profit	**338**	**(50)**	**309**	**165**	**(11)**	**-**	**751**	**21**	**772**
Depreciation and amortization	158	102	105	81	45	-	491	12	503
Additions to provisions	22	40	1	2	24	-	89	-	89
Share of the profit of associates	1	0	0	(1)	(2)	-	(2)	-	(2)
R&D costs	115	57	94	14	8	-	288	2	290
R&D costs / net sales (in %)	4.8	6.2	3.8	0.8	2.2	-	3.7	0.5	3.5
Wages, salaries and social security costs	479	223	258	103	240	-	1,303	52	1,355
Financial position									
Total assets	3,731	1,780	2,862	1,408	9,981	(9,648)	10,114	-	10,114
Total liabilities	1,954	1,604	1,418	889	3,567	(4,886)	4,546	-	4,546
Capital employed at year-end	2,188	1,356	1,707	728	242	-	6,221	-	6,221
Capital expenditure and acquisitions	122	60	667	85	38	-	972	2	974
Share in equity of associates	1	2	0	32	8	-	43	-	43
EBITDA / net sales (in %)	20.3	15.5	16.8	14.6					
Workforce[4]									
Average	7,744	4,769	4,302	2,312	2,585	-	21,712	1,127	22,839
Year-end	7,568	4,500	4,441	2,234	2,919	-	21,662	158	21,820

1) For a description of the types of products and services of each segment please refer to the review of business on pages 42-63.
2) In accordance with DSM's new strategy, *Vision 2010 – Building on strengths*, the segments have been redefined.
3) Other activities also includes costs for defined benefit plans, corporate overhead and share-based compensation. A reasonable basis for the allocation of the costs for defined benefit plans to the individual clusters is not available, because these costs relate to both current and former employees.
4) The workforce of joint ventures has been included on a proportionate basis.

Geographical segments

2006	Continuing operations							
	The Netherlands	Rest of Europe	North America	China	Rest of Asia-Pacific	Rest of the world	Elimina-tions	Total
Net sales by origin								
In € million	3,802	2,276	1,193	451	376	254	-	8,352
In %	46	27	14	5	5	3	-	100
Net sales by destination								
In € million	808	3,537	1,617	618	1,090	682	-	8,352
In %	10	42	19	8	13	8	-	100
Total assets	9,402	3,682	1,523	576	413	508	(6,013)	10,091
Property, plant and equipment								
Capital expenditure	128	135	101	38	13	3	-	418
Carrying amount	1,365	1,368	520	304	61	37	-	3,655
Workforce[1] at year-end	7,057	6,976	2,659	3,031	1,188	1,239	-	22,150

2005	The Netherlands	Rest of Europe	North America	China	Rest of Asia-Pacific	Rest of the world	Elimina-tions	Total
Net sales by origin								
In € million	3,527	2,240	1,162	300	333	254	-	7,816
In %	45	29	15	4	4	3	-	100
Net sales by destination								
In € million	865	3,183	1,569	494	1,062	643	-	7,816
In %	11	41	20	6	14	8	-	100
Total assets	9,056	3,580	1,708	585	373	455	(5,643)	10,114
Property, plant and equipment								
Capital expenditure	119	82	104	62	4	5	-	376
Carrying amount	1,405	1,377	523	332	59	54	-	3,750
Workforce[1] at year-end	7,215	6,948	2,760	2,581	1,156	1,002	-	21,662

1) The workforce of joint ventures has been included on a proportionate basis.

4 Other operating income

	2006	2005
Continuing operations before exceptional items		
Release of provisions	66	41
Emission rights sold	6	4
Gain on assets and activities sold	30	16
Price settlements	4	25
Government grants	21	18
Proceeds from the sale of scrap, waste materials, etc.	2	10
Insurance benefits	5	6
Sundry	76	102
Total	**210**	**222**

5 Employee benefits costs

	2006	2005
Continuing operations before exceptional items		
Wages and salaries	1,104	1,120
Social security costs	182	183
Pension costs (see also note 24)	52	28
Total	**1,338**	**1,331**

6 Depreciation and amortization

	2006	2005
Continuing operations before exceptional items		
Amortization of intangible assets	38	33
Depreciation of property, plant and equipment	400	436
Impairment losses	2	22
Total	**440**	**491**

7 Other operating costs

	2006	2005
Continuing operations before exceptional items		
Additions to provisions	8	31
Loss from the disposal of assets and activities	1	-
Exchange differences	9	3
Sundry	16	10
Total	**34**	**44**

8 Net finance costs

	2006	2005
Continuing operations before exceptional items		
Interest costs		
Interest expense	(82)	(92)
Capitalized interest during construction	2	6
Interest charge on discounted provisions	(4)	(2)
Total	**(84)**	**(88)**
Other financial income and expense		
Interest income	13	19
Exchange differences	(7)	(7)
Income from other securities	1	1
Sundry	(4)	5
Total	**3**	**18**
Net finance costs	**(81)**	**(70)**

In 2006 the interest rate applied in the capitalization of interest during construction was 5% (2005: 5%).

9 Exceptional items

	2006	2005
Exceptional income:		
- Gain from the disposal of activities	67	23
- Release from provisions	6	36
Total exceptional income	**73**	**59**
Exceptional expense:		
- Loss from the disposal of activities	-	(3)
- Additions to provisions	(84)	(28)
- Impairment of intangible assets and property, plant and equipment	(11)	(64)
- Employee benefits costs	9	-
- Other costs	(13)	-
Total exceptional expense	**(99)**	**(95)**
Operating profit from exceptional items	**(26)**	**(36)**
Net finance costs	-	(8)
Share of the profit of associates	4	(21)
Total, before income tax expense	**(22)**	**(65)**
Income tax expense	18	29
Total, after income tax expense	**(4)**	**(36)**
Minority interests	-	-
Net result from exceptional items	**(4)**	**(36)**

2006
The exceptional items in 2006 are listed below:
- The gain from the disposal of activities relates to gains from the disposal of DSM Minera (Chile), the disposal of the display coatings business and the disposal of the South Haven site (USA).
- Due to the disposal of the South Haven site a restructuring provision could be released.
- The addition to provisions is mainly related to costs (€13 million) for the termination of the aspartame business, costs (€9 million) for the closing of the production facilities in Landskrona (Sweden), costs (€44 million) for a provision for an onerous contract (DSM Nutritional Products) and costs (€14 million) for the restructuring of the Geleen (Netherlands) and Linz (Austria) sites of DSM Pharmaceutical Products.
- The impairment of intangible assets and property, plant and equipment relates to the termination of the aspartame business (€2 milion), the closing of the production facilities in Landskrona (€2 million) and the restructuring of the Geleen and Linz sites of DSM Pharmaceutical Products (€7 million).
- The employee benefits costs comprise the gain from a deferred pension settlement related to the disposal of DSM Bakery Ingredients in 2005.
- The other costs mainly concern the settlement for terminating the melamine production joint venture (AMEL) in the United States (€6 million).
- The share of the profit of associates is the balance of the gain from the disposal of Methanor and the impairment of DSM's share in AMEL.
- The income tax expense concerns the income tax over the exceptional items in the financial year. The favorable tax rate results from the fact that significant parts of the exceptional items are tax exempt.

2005
The exceptional items in 2005 are listed below:
- The gain from the disposal of activities relates to gains from the disposal of DSM Bakery Ingredients and from the disposal of land (DSM Nutritional Products).
- Jurisprudence showed that a provision for environmental costs could be released.
- The loss from the disposal of activities is related to the disposal of the SBR business.
- The addition to provisions is mainly the sum of restructuring and termination benefits at the Linz site in Austria (€15 million) and expenses due to the closing of the South Haven site (USA) of DSM Pharmaceutical Products (€11 million).
- The impairment of intangible assets and property, plant and equipment relates to impairment of property, plant and equipment at the Linz site (€6 million), the South Haven site (€27 million) and the Montreal site in Canada (€31 million).
- The net finance costs are related to interest payments in connection with a final tax assessment in the Netherlands for the years 1997 and 1998.
- The share of the profit of associates concerns the impairment of DSM's share in Methanor.
- The income tax expense on exceptional items also includes the recognition of withholding tax credits over previous years.

10 Income tax

The income tax expense on the total result was €180 million (2005: €151 million) and can be broken down as follows:

	2006	2005
Current tax expense:		
- Current year	(76)	(82)
- Prior-year adjustments	(12)	(54)
	(88)	**(136)**
Deferred tax expense:		
- Originating from and reversal of temporary differences	(99)	(93)
- Prior-year adjustments	2	69
- Change in tax rate	1	(4)
- Benefit of tax losses and tax credits recognized	4	13
	(92)	**(15)**
Total	**(180)**	**(151)**
Of which income tax related to:		
- The result from discontinuing operations	**1**	**(12)**
- The result from exceptional items	**18**	**29**
- The result from continuing operations	**(199)**	**(168)**

The effective income tax rate on the result from continuing operations was 26.4% in 2006 (2005: 23.5%). The relationship between the income tax rate in the Netherlands and the effective tax rate on the result from continuing operations is as follows:

As a %	**2006**	2005
Domestic income tax rate	29.6	31.5
Tax effects of:		
- Deviating rates	(4.7)	(10.1)
- Tax-exempt income and non-deductible expense	0.5	(0.9)
- Other effects	1.0	3.0
Effective tax rate	**26.4**	**23.5**

The balance of deferred tax assets and deferred tax liabilities decreased by €201 million owing to the changes in the table below.

	2006	2005
Balance at 1 January		
Deferred tax assets	533	492
Deferred tax liabilities	(219)	(134)
Total	**314**	**358**
Changes:		
- Income tax expense in income statement	(92)	(14)
- Income tax expense in equity	(110)	(71)
- Acquisitions and disposals	(6)	(37)
- Exchange differences	(25)	21
- Reclassifications	32	57
Balance at 31 December	**113**	**314**
Of which:		
- Deferred tax assets	496	533
- Deferred tax liabilities	(383)	(219)

The group companies that DSM has in various countries conduct a large variety of transactions among themselves. In various countries DSM has taken standpoints regarding its tax position which may at any time be challenged, or have already been challenged, by the tax authorities because the authorities in question interpret the law differently. DSM has taken these risks into account in recognizing its tax assets in the balance sheet.

The deferred tax assets and liabilities relate to the following balance sheet items:

	2006		2005	
	Deferred tax assets	**Deferred tax liabilities**	Deferred tax assets	Deferred tax liabilities
Intangible assets	27	(42)	25	(47)
Property, plant and equipment	60	(285)	72	(295)
Financial assets	10	(213)	37	(160)
Inventories	41	(29)	52	(35)
Receivables	39	(10)	6	(1)
Equity	-	(5)	-	(10)
Other non-current liabilities	11	(2)	29	(7)
Non-current provisions	83	(11)	88	(13)
Non-current borrowings	2	(14)	9	(6)
Other current liabilities	36	(4)	57	(7)
	309	**(615)**	**375**	**(581)**
Tax losses carried forward	419	-	520	-
Set-off	(232)	232	(362)	362
Total	**496**	**(383)**	**533**	**(219)**

No deferred tax assets were recognized for losses carried forward amounting to €80 million (2005: €115 million).

DSM has to assess the likelihood that deferred tax assets will be recovered from future taxable income. Deferred tax assets are reduced if, and to the extent that, it is not probable that all or some portion of the deferred tax assets will be realized. In the event that actual results differ from estimates in future periods, and depending on tax strategies that DSM may be able to implement, changes to the measurement of deferred taxes could be required, which could impact on the financial position and net profit.

11 Intangible assets

	Total	Goodwill	Licences and patents	Other
Balance at 1 January 2005				
Cost	545	326	102	117
Amortization	92	-	52	40
Carrying amount	**453**	**326**	**50**	**77**
Changes in carrying amount:				
- Capital expenditure	24	-	19	5
- Acquisitions	526	368	7	151
- Disposals	(4)	-	-	(4)
- Amortization	(35)	-	(7)	(28)
- Exchange differences	54	48	5	1
- Classified as held for sale	(13)	-	(13)	-
- Other changes	(2)	0	(6)	4
	550	**416**	**5**	**129**
Balance at 31 December 2005				
Cost	1,110	742	93	275
Amortization	107	-	38	69
Carrying amount	**1,003**	**742**	**55**	**206**
Changes in carrying amount:				
- Capital expenditure	39	-	25	14
- Acquisitions	28	21	6	1
- Amortization and impairments	(40)	-	(10)	(30)
- Exchange differences	(42)	(38)	(2)	(2)
- Reclassifications	23	-	7	16
- Other changes	(3)	-	(3)	-
	5	**(17)**	**23**	**(1)**
Balance at 31 December 2006				
Cost	1,156	725	127	304
Amortization	148	-	49	99
Carrying amount	**1,008**	**725**	**78**	**205**

DSM acquired several entities in business combinations that have been accounted for by the purchase method, resulting in recognition of goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management consults independent, qualified appraisers if appropriate. A change in assumptions and estimates could change the values allocated to certain assets and estimated useful lives, which could affect the amount or timing of charges to the income statement, such as amortization of intangible assets.

The carrying amount of goodwill as at 31 December 2006 includes an amount of €329 million (31 December 2005: €366 million) relating to the acquisition of Catalytica in 2001, an amount of €358 million (31 December 2005: €358 million) relating to the acquisition of NeoResins in 2005, an amount of €14 million relating to the acquisition of Lipid Technologies Provider AB (LTP) in 2006 and an amount of €6 million relating to the acquisition of CRINA in 2006. For impairment testing reasons, goodwill has been allocated to the following cash-generating units: the goodwill related to Catalytica to the business unit DSM Pharmaceuticals, the goodwill related to NeoResins to the business group DSM Resins, the goodwill related to Lipid Technologies Provider AB (LTP) to the business group DSM Food Specialties and the goodwill related to CRINA to the business group DSM Nutritional Products.

The annual impairment tests of goodwill are performed in the fourth quarter. The recoverable amount of the cash-generating units concerned is based on a value-in-use calculation. The cash flow projections for the first five years are derived from DSM's business plan (Annual Strategic Review) as adopted by the Managing Board. Cash flow projections beyond the 5-year planning period are extrapolated. The terminal value for the period after ten years is determined with the assumption of no growth.
The pre-tax discount rate is between 7 and 10% depending on the risk profile of the cash generating unit.

In 2006 and 2005 no goodwill impairment was identified.

The other intangible assets are listed in the table below:

				2006	2005
	Cost	**Amortization**	**Carrying amount**	**Of which acquisition related**	Acquisition related
Application software	106	(54)	52	7	8
Marketing-related	11	(3)	8	8	7
Customer-related	3	(2)	1	-	-
Technology-based	161	(35)	126	114	126
Other	23	(5)	18	-	-
Total	**304**	**(99)**	**205**	**129**	**141**
Total 2005	275	(69)	206	141	

12 Property, plant and equipment

	Total	Land and buildings	Plant and machinery	Other equip-ment	Under construc-tion	Not used for operating activities
Balance at 1 January 2005						
Cost	8,838	1,635	6,566	299	323	15
Depreciation and impairment losses	5,027	637	4,127	244	16	3
Carrying amount	**3,811**	**998**	**2,439**	**55**	**307**	**12**
Changes in carrying amount:						
- Capital expenditure	378	16	94	4	264	-
- Put into operation	-	39	218	7	(264)	-
- Acquisitions	88	48	30	1	9	-
- Disposals	(126)	(44)	(63)	(15)	(4)	-
- Depreciation	(446)	(57)	(372)	(17)	-	-
- Impairment losses	(86)	(26)	(33)	(1)	(26)	-
- Exchange differences	140	34	85	1	20	-
- Classified as held for sale	(6)	(1)	(5)	-	-	-
- Other changes	(3)	8	(8)	(3)	-	-
	(61)	**17**	**(54)**	**(23)**	**(1)**	**-**
Balance at 31 December 2005						
Cost	8,804	1,664	6,483	284	343	30
Depreciation and impairment losses	5,054	649	4,098	252	37	18
Carrying amount	**3,750**	**1,015**	**2,385**	**32**	**306**	**12**
Changes in carrying amount:						
- Capital expenditure	418	16	80	4	318	-
- Put into operation	-	24	158	13	(195)	-
- Acquisitions	14	3	11	-	-	-
- Disposals	(6)	(2)	(4)	-	-	-
- Depreciation	(400)	(54)	(336)	(10)	-	-
- Impairment losses	(12)	(1)	(9)	-	(2)	-
- Change in estimate decommisioning costs	17	-	17	-	-	-
- Exchange differences	(104)	(27)	(60)	(1)	(16)	-
- Reclassifications	(23)	(17)	1	-	(7)	-
- Other changes	1	1	-	-	-	-
	(95)	**(57)**	**(142)**	**6**	**98**	**-**
Balance at 31 December 2006						
Cost	8,578	1,603	6,286	242	428	19
Depreciation and impairment losses	4,923	645	4,043	204	24	7
Carrying amount	**3,655**	**958**	**2,243**	**38**	**404**	**12**

Property, plant and equipment includes assets acquired under finance lease agreements with a carrying amount of €27 million (31 December 2005: €34 million). The related commitments are included under Borrowings and amount to €11 million (31 December 2005: €22 million). The total of the minimum lease payments at the balance sheet date amounts to €11 million (31 December 2005: €25 million) and their present values to €10 million (31 December 2005: €24 million).

Overview of minimum lease payments in time:

2007	3
2008 - 2011	7
After 2011	1
Total	**11**

In 2006, €12 million in impairment losses was recognized (2005: €86 million). In 2006 the asset impairment losses mainly related to the termination of the aspartame business (€2 million), the closing of the production facilities in Landskrona in Sweden (€1 million) and the restructuring of the Geleen (Netherlands) and Linz (Austria) sites of DSM Pharmaceutical Products (€9 million).

The impairment losses on property, plant and equipment in 2005 amounted to €86 million and related to the Montreal site in Canada (€31 million), the South Haven site in Michigan, USA (€27 million), the Capua site in Italy (€8 million), the Linz site in Austria (€6 million) and various smaller impairment losses.

13 Associates

	2006	2005
Balance at 1 January	**43**	**78**
Changes:		
- Share of profit	1	(2)
- Dividend received	(1)	(3)
- Capital payments	0	2
- Acquisitions	-	2
- Disposals	(6)	(9)
- Impairments	(8)	(21)
- Transfers	(2)	(2)
- Other changes	(1)	(2)
Balance at 31 December	**26**	**43**
Of which loans granted	-	-

14 Other financial assets

	Total	Other securities	Other receivables	Other deferred items
Balance at 1 January 2005	**82**	**46**	**11**	**25**
Changes:				
- Charged to the income statement	(3)	-	-	(3)
- Capital payments	4	4	-	-
- Disposals	(3)	(2)	(1)	-
- Loans granted	111	-	111	-
- Repayments	(5)	-	(5)	-
- Exchange differences	4	-	3	1
- Other changes	(1)	1	4	(6)
Balance at 31 December 2005	**189**	**49**	**123**	**17**
Changes:				
- Charged to the income statement	(6)	-	-	(6)
- Capital payments	4	4	-	-
- Acquisitions	9	9	-	-
- Disposals	(14)	(14)	-	-
- Impairments	(5)	(5)	-	-
- Loans granted	35	-	35	-
- Repayments	(20)	-	(20)	-
- Transfer to current loans	(92)	-	(92)	-
- Exchange differences	(2)	-	(2)	-
- Transfers	5	(3)	(1)	9
- Other changes	(3)	-	(3)	-
Balance at 31 December 2006	**100**	**40**	**40**	**20**

Other securities relate to equity instruments in companies with activities that support DSM's business, such as venture funds. In Other securities an amount of €40 million is included that relates to unquoted equity instruments whose fair value cannot be measured reliably because there is no quoted price in an active market for these equity instruments (2005: €45 million). These securities are therefore held at cost.

The loans granted in 2005 mainly relate to a loan to the Gist-brocades Pension Fund. In 2006 an amount of €17 million was repaid on this loan.

15 Inventories

	2006	2005
Raw materials and consumables	448	442
Intermediates and finished goods	1,124	1,120
	1,572	**1,562**
Adjustments to lower net realizable value	(57)	(27)
Total	**1,515**	**1,535**

The carrying amount of inventories adjusted to net realizable value is €127 million (2005: €78 million), the value adjustments of inventories charged to the income statement were €30 million (2005: €4 million).

16 Receivables

	2006	2005
Trade receivables		
Trade accounts receivable	1,386	1,350
Receivable from associates	13	13
	1,399	**1,363**
Adjustments for bad debts	(22)	(26)
Total	**1,377**	**1,337**
Other receivables		
Income taxes receivable	64	58
Other taxes and social security contributions	108	92
Government grants	2	3
Loans	92	1
Other receivables	53	58
Deferred items	43	48
Total	**362**	**260**

Deferred items comprise €35 million in prepaid expenses that will be recognized in future periods but have already been paid.

17 Equity

	2006	2005
Balance at 1 January	**5,568**	**4,690**
Net profit	552	520
Exchange differences, net of income tax expense	(133)	135
Net actuarial gains and (losses) on defined benefit obligations, after asset ceiling	283	194
Reclassification of cumulative preference shares A[1]	-	233
Dividend paid	(214)	(186)
Repurchase of ordinary shares	(318)	(170)
Proceeds from reissue of ordinary shares	55	102
Other changes	62	50
Balance at 31 December	**5,855**	**5,568**

After the balance sheet date the following dividends were declared by the Managing Board:

	2006	2005
Per cumulative preference share A: €0.23 (2005: €0.36)	10	16
Per ordinary share: €1.00 (2005: €1.00)	187	191
Total	**197**	**207**

The proposed dividend on ordinary shares is subject to approval by the Annual General Meeting of Shareholders and has not been deducted from equity.

Share capital
On 31 December 2006 the authorized capital amounted to €1,125 million, distributed over 306,960,000 ordinary shares, 44,040,000 cumulative preference shares A and 375,000,000 cumulative preference shares B with a nominal value of €1.50 each, and 1,200,000,000 cumulative preference shares C with a nominal value of €0.03 each. Every nominal amount of three eurocents (€0.03) carries one vote. The changes in the number of shares in 2006 are shown in the following table.

1) The original conditions of cumulative preference shares A were such that the instrument did not meet the criteria for recognition of an equity instrument of IAS 32. Therefore they were classified as borrowing at DSM's first time adoption of IFRS. In early 2005 the conditions of the cumulative preference shares were renegotiated in such a way that they represented equity instruments and could be reclassified to equity.

	Issued shares			Treasury shares	
	Ordinary	**Cumprefs A**	**Cumprefs C**	Ordinary	Cumprefs C
Balance at 1 January 2006	201,953,008	44,040,000	37,500,000	11,030,043	37,500,000
Reissue of shares in connection with exercise of option rights	-	-	-	(2,671,872)	-
Repurchase of own shares	-	-	-	8,745,000	-
Balance at 31 December 2006	**201,953,008**	**44,040,000**	**37,500,000**	**17,103,171**	**37,500,000**
Number of treasury shares at 31 December 2006	17,103,171	-	37,500,000		
Number of shares outstanding at 31 December 2006	**184,849,837**	**44,040,000**	**-**		

The average number of ordinary shares outstanding in 2006 was 189,550,018. All shares issued are fully paid.

Share premium
Of the total Share premium of €544 million, an amount of €139 million can be regarded as entirely free of tax.

Treasury shares
On 31 December 2005 DSM possessed 11,030,043 ordinary shares (nominal value €17 million, 4.5% of the share capital). In 2006, DSM used 2,671,872 ordinary shares for servicing option rights. The company repurchased 8,745,000 ordinary shares.

On 31 December 2006 DSM possessed 17,103,171 ordinary shares (nominal value €26 million, 6.9% of the share capital). The average purchase price of the ordinary treasury shares was €30.87. The treasury shares at 31 December 2006 include 6.7 million shares related to the share buy-back program of *Vision 2010*. The process to cancel these shares has been initiated. The remaining ordinary treasury shares will be used for servicing management and personnel share option rights.

Other reserves

	Total	Translation reserve	Hedging reserve	Reserve for share-based compensation
Balance at 1 January 2005	**(48)**	**(51)**	**(1)**	**4**
Fair value changes of cash flow hedges	(2)	-	(2)	-
Exchange differences, net of income tax	128	128	-	-
Changes in option rights	7	-	-	7
Balance at 31 December 2005	**85**	**77**	**(3)**	**11**
Fair value changes of cash flow hedges	37	-	37	-
Exchange differences, net of income tax	(128)	(128)	-	-
Changes in option rights	10	-	-	10
Reclassifications	(2)	(2)	-	-
Balance at 31 December 2006	**2**	**(53)**	**34**	**21**

18 Provisions

	2006 Total	2006 Of which current	2005 Total	2005 Of which current
Restructuring costs and termination benefits	105	74	207	156
Environmental costs	45	16	54	24
Other long-term employee benefits	27	2	23	2
Other provisions	138	35	102	38
Total	**315**	**127**	**386**	**220**

Where the effect of the time value of money is material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The discount rate used is based on swap rates for various terms, increased with 75 to 100 base points depending on those terms.

The Provision for restructuring costs and termination benefits mainly relates to the costs of redundancy schemes relating to the dismissal and transfer of employees, costs of termination of contracts and consulting fees. These provisions have an average life of 1 to 3 years.

The Provision for environmental costs relates to soil clean-up obligations, among other things. These provisions have an average life of more than 10 years.

Several items have been combined under Other provisions, for example obligations ensuing from future drilling platform decommissioning and site restoration, expenses relating to claims and onerous contracts and other long-term employee benefits such as jubilee benefits. These provisions have an average life of 5 to 10 years.

The total of non-current and current provisions decreased by €71 million. This is the balance of the following changes:

	Balance at 1 January 2006	Additions	Releases	Uses	Exchange differences	Other changes	Balance at 31 December 2006
Restructuring costs and termination benefits	207	24	(49)	(75)	(4)	2	105
Environmental costs	54	9	(5)	(12)	(1)	-	45
Other long-term employee benefits	23	7	-	(2)	-	(1)	27
Other provisions	102	67	(15)	(32)	(1)	17	138
Total	**386**	**107**	**(69)**	**(121)**	**(6)**	**18**	**315**

The other changes included in Other provisions relate to revision of the costs for future drilling platform decommissioning and site restoration.

The additions to the Provision for restructuring costs and termination benefits mainly relate to the Pharma cluster (€11 million) and to the termination of the aspartame business (€5 million). The withdrawal from this provision concerns expenditure related to restructuring operations at DSM Pharmaceutical Products, DSM Food Specialties, DSM Anti-Infectives, DSM Nutritional Products, DSM Elastomers and DSM Industrial Services (Copernicus project).

The additions to the Other provisions mainly relate to a provision for an onerous contract at DSM Nutritional Products, costs related to the termination of the aspartame business, costs related to the disposal of DSM Minera (Chile) and costs related to the restructuring of the Geleen (Netherlands) and Linz (Austria) sites of DSM Pharmaceutical Products.

19 Borrowings

	2006		2005	
	Total	**Of which current**	Total	Of which current
Debenture loans	886	403	1,057	140
Private loans	460	43	492	37
Finance lease liabilities	9	2	22	13
Credit institutions	159	159	139	139
Total	**1,514**	**607**	**1,710**	**329**

In agreements governing loans with a residual amount at year-end 2006 of €1,118 million, of which €403 million of a short-term nature (31 December 2005: €1,322 million, of which €147 million short term), clauses have been included which restrict the provision of security. The documentation of the €300 million bond issued in November 2005 includes a change of control clause. This clause allows the bond investors to request repayment at par if 50% or more of the DSM shares are controlled by a third party and if the company is downgraded below investment grade (< BBB-).

At 31 December 2006, borrowings to a total of €606 million had a remaining term of more than 5 years.
The schedule of repayment of borrowings excluding credit institutions is as follows:

2007	448
2008	46
2009	241
2010 and 2011	14
2012 through 2016	606
after 2016	-
Total	**1,355**

A breakdown of the borrowings by currency excluding debt to credit institutions is given below:

	2006	2005
EUR	823	986
USD	424	459
CNY	98	124
Other	10	2
Total	**1,355**	**1,571**

On balance, total borrowings decreased by €196 million owing to the following changes:

	2006	2005
Balance at 1 January	**1,710**	**2,024**
Loans taken up	60	348
Repayments	(205)	(487)
Changes in fair value	(15)	(27)
Changes in debt to credit institutions	20	42
Exchange differences	(58)	100
Reclassification of cumulative preference shares A	-	(233)
Other changes	2	(57)
Balance at 31 December	**1,514**	**1,710**

The changes in fair value of borrowings are offset by the changes in fair value of related financial derivatives.

The average effective interest rate on the portfolio of borrowings, including financial instruments related to these borrowings, outstanding in 2006 amounted to 4.3% in 2006 (2005: 4.1%).

A breakdown of debenture loans is given below:

			2006	2005
NLG loan	6.25%	1996-2006	-	140
USD loan	6.75%	1999-2009	183	204
EUR loan	6.38%	2000-2007	403	413
EUR loan	4.00%	2005-2015	300	300
Total			**886**	**1,057**

All debenture loans have a fixed interest rate. The fixed interest rate of the 6.75% USD loan 1999-2009 and the 6.38% EUR loan 2000-2007 have been swapped to floating rates by means of interest rate swaps (fair value hedges).

The 6.38% EUR loan 2000-2007 was swapped into USD in 2000 to hedge the currency risk of net investments in USD denominated subsidiaries. This net investment hedge was unwound in 2005. In 2005 this EUR loan was swapped into CHF to hedge the currency risk of net investments in CHF denominated subsidiaries. The 4% EUR loan 2005-2015 was also partly swapped into CHF in 2006 for an amount of €200 million to hedge the currency risk of net investments in CHF denominated subsidiaries.

The 4% EUR loan 2005-2015 was pre-hedged (cash flow hedge) in 2005 by means of a forward starting swap, which led to a lower effective fixed interest rate of 3.66%.

A breakdown of private loans is given below:

			2006	2005
NLG loan	9.3%	1991-2006	-	7
NLG loan	4.34%	1998-2008	7	11
NLG loan	floating (6 months)	2000-2014	69	69
CNY loan	floating (indefinite)	2002-2009	98	123
USD loan	5.51%	2003-2013	115	128
USD loan	5.61%	2003-2015	114	127
Other loans			57	27
Total			**460**	**492**

The fixed interest rate of the 5.51% USD loan 2003-2013 was swapped into a floating rate by means of an interest rate swap (fair value hedge). During 2005 this interest rate swap was unwound. The gain from this will be amortized until the maturity, leading to an effective fixed USD interest rate of 4.29% for the loan.

The currency component of the 5.61% USD loan 2003-2015 was swapped into euros (cash flow hedge). The resulting EUR obligation was swapped into CHF to hedge the currency risk of net investments in CHF denominated subsidiaries (net investment hedge).

DSM's policy regarding financial risk management is described in note 23.

20 Other non-current liabilities

	2006	2005
Investment grants	30	37
Other deferred items	14	16
Total	**44**	**53**

21 Current liabilities

	2006	2005
Trade payables		
Received in advance	7	8
Trade accounts payable	1,074	960
Notes and cheques due	4	3
Owing to associates	6	14
Total	**1,091**	**985**
Other current liabilities		
Income taxes payable	45	57
Other taxes and social security contributions	62	64
Pensions	2	4
Other liabilities	179	205
Deferred items	235	384
Total	**523**	**714**

22 Contingent liabilities

	2006	2005
Operating leases and rents	36	34
Guarantee obligations on behalf of associates and third parties	53	28
Outstanding orders for projects under construction	13	8
Other	12	17
Total	**114**	**87**

Most of the outstanding orders for projects under construction will be completed in 2007. Property, plant and equipment under operating leases primarily concern catalyst, buildings and various equipment.

The commitments for operating leases and rents are spread as follows:

2007	9
2008	7
2009	4
2010 and 2011	6
After 2011	10
Total	**36**

Litigation
The investigations into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, which had been launched at the end of 2002 by the European Commission, the United States Department of Justice and the Canadian Competition Bureau were closed
mid 2006 without charges of any kind being brought against DSM or its affiliates. Several civil actions in the United States and Canada are still ongoing.

DSM has a process in place to monitor legal claims periodically and systematically.

23 Financial derivatives

Policies on financial risks

General
The main financial risks faced by DSM relate to liquidity risk
and market risk (comprising interest rate risk and currency risk). DSM's financial policy is aimed at minimizing the effects of fluctuations in currency exchange and interest rates on its results in the short term and following market rates in the long term. DSM uses financial derivatives to manage financial risks relating to business operations and does not enter into speculative derivative positions.

Liquidity risk
DSM has two confirmed credit facilities of €500 million and €400 million amounting to a total of €900 million (2005: also two confirmed credit facilities amounting to a total of €900 million) and two commercial paper programs, one amounting to €900 million (2005: €900 million) and the other amounting to $400 million (2005: $400 million). The company will use the two commercial paper programs to a total of not more than €900 million (2005: €900 million).

Interest rate risk
DSM's interest rate risk policy is aimed at minimizing the interest rate risks associated with the financing of the company and thus at the same time optimizing the net interest costs. This policy translates into a certain desired profile of fixed interest and floating interest positions, including cash and cash equivalents, with the floating interest position in principle not exceeding 60% of net debt.

Floating and fixed rate borrowings analyzed by maturity are summarized below. Borrowings excluding credit institutes are shown after taking account of related interest rate derivatives in designated hedging relationships.

			2006			2005
	Fixed rate borrowings	**Floating rate borrowings**	**Total**	Fixed rate borrowings	Floating rate borrowings	Total
Within 1 year	6	442	448	13	177	190
Within 1 to 2 years	6	40	46	6	456	462
Within 2 to 3 years	14	227	241	5	31	36
Within 3 to 4 years	5	1	6	5	243	248
Within 4 to 5 years	1	7	8	4	1	5
After 5 years	531	75	606	558	72	630
Total	**563**	**792**	**1,355**	**591**	**980**	**1,571**

On 31 December 2006, the notional amount of interest rate swaps in relation to long-term borrowings was €590 million (2005: €748 million).

The following sensitivity analysis of borrowings and related financial derivatives to interest rate movements assumes an immediate 1% change in interest rates for all currencies and maturities from their level on 31 December 2006, with all other variables held constant. A 1% reduction in interest rates would result in an estimated decrease in net finance costs of €8 million on the basis of the composition of financial instruments on 31 December 2006. A 1% increase in interest rates would result in an estimated increase in net finance costs of €8 million. The sensitivity of the fair value of financial instruments on 31 December 2006 to changes in interest rates is set out in the next table.

	Carrying amount	Fair value	Fair value change +1%	Fair value change -1%
Current investments	3	3	-	-
Cash and cash equivalents	552	552	-	-
Short-term borrowings	(607)	(607)	4	(4)
Long-term borrowings	(907)	(876)	22	(23)
Interest rate swaps (fixed to floating)	(1)	(1)	(5)	5
Pre-hedges	14	14	28	(32)

Interest rate swaps are from time to time used to hedge the fixed interest rate of a new external loan as from the future issue date (pre-hedges). In this way DSM achieves up-front certainty about the interest costs for a major part of DSM long-term euro debt. Using forward starting swaps, DSM pre-hedged the highly probable refinancing of the 6.38% EUR 400 million loan 2000-2007 maturing in 2007 for a locked interest rate (excluding credit spread) of 3.8%. On 31 December 2006 the notional amount of the related interest rate swaps was €400 million (2005: €200 million).

Currency risk

It is DSM's policy to hedge 100% of the currency risks resulting from sales and purchases at the moment of recognition of the trade receivables and trade payables. In addition, operating companies may opt – under strict conditions – for hedging currency risks from firm commitments and forecast transactions. The currencies giving rise to these risks are primarily the USD, the JPY, the GBP and the CHF. DSM uses average rate currency forward contracts, currency forward contracts, spot contracts, and – to a limited extent – average rate currency options to hedge the exposure to fluctuations in foreign exchange rates. In general the instruments have maturities of less than one year.

To hedge intercompany loans, receivables and payables, denominated in other currencies than the functional currency of the subsidiaries, DSM uses currency forward contracts. Hedge accounting is not applied for these instruments. On 31 December 2006, the notional amount of the currency forward contracts was €1,156 million (2005: €1,567 million).

In 2006 DSM hedged USD 432 million (2005: USD 306 million) of its projected net cash flow in USD in 2007 by means of average rate currency forward contracts at an average exchange rate of USD 1.2217 per euro for the four quarters of 2007. This hedge has fixed the exchange rate for part of the USD receipts in 2007. The effects of these hedges will be included in the operating profit of the clusters involved.

The currency risk associated with the translation of DSM's net investment in entities denominated in currencies other than the euro is partially hedged. CHF denominated net assets have partially been hedged by currency swaps (CHF 1,138 million). USD denominated net assets have partially been hedged through USD loans (USD 400 million).

The following sensitivity analysis of net borrowings and derivative financial instruments to currency movements against the euro assumes a 10% change in all foreign currency rates against the euro from their level on 31 December 2006, with all other variables held constant. A +10% change indicates a strengthening of foreign currencies against the euro. A -10% change represents a weakening of foreign currencies against the euro.

	Carrying amount	Fair value	Fair value change +10%	Fair value change -10%
Current investments	3	3	-	-
Cash and cash equivalents	552	552	13	(11)
Short-term borrowings	(607)	(607)	(9)	8
Long-term borrowings	(907)	(876)	(55)	46
Cross currency swaps	(25)	(25)	13	(11)
Currency forward contracts	1	1	(14)	14
Cross currency swaps related to net investments in foreign entities	28	28	(80)	66
Average rate forwards used for economic hedging	21	21	(20)	15

Currency swaps that hedge the currency risk resulting from recognized assets and liabilities, firm commitments and forecast transactions are accounted for as cash flow hedges. The notional amount of currency swaps relating to long-term-loans denominated as cash flow hedge was €141 million (2005: €141 million).

Credit risk
DSM manages the credit risk to which it is exposed through credit limits per financial institution and by dealing exclusively with financial institutions having a high credit rating. At the balance sheet date there were no significant concentrations of credit risk.

Fair value of financial instruments
In the following table the carrying amounts and the estimated fair values of financial instruments are disclosed:

	31 December 2006		31 December 2005	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Assets				
Other securities (non-current)	40	40	49	45
Other non-current receivables	40	40	123	123
Current receivables	1,739	1,739	1,597	1,597
Financial derivatives	79	79	36	36
Current investments	3	3	5	5
Cash and cash equivalents	552	552	902	902
Liabilities				
Non-current borrowings	907	876	1,381	1,363
Other non-current liabilities	44	44	53	53
Current borrowings	607	607	329	329
Financial derivatives	41	41	65	65
Other current liabilities	1,614	1,614	1,699	1,699

The following methods and assumptions were used to determine the fair value of financial instruments:
Cash, current investments, current receivables, current borrowings and other current and non-current liabilities are stated at carrying amount, which approximates fair value in view of the short maturity of these instruments. The fair values of financial derivatives and long-term instruments are based on calculations, quoted market prices or quotes obtained from intermediaries.

A breakdown of the carrying amount of financial derivatives recognized into their respective type and purpose is provided below:

	Current assets	Current liabilities	Total
Interest rate swaps	22	(8)	14
Currency swaps	11	(18)	(7)
Total financial derivatives related to borrowings	**33**	**(26)**	**7**
Currency forward contracts	3	(39)	(36)
Currency options	-	-	-
Balance at 31 December 2005	**36**	**(65)**	**(29)**
Interest rate swaps	19	(6)	13
Currency swaps	28	(25)	3
Total financial derivatives related to borrowings	**47**	**(31)**	**16**
Currency forward contracts	32	(10)	22
Currency options	-	-	-
Balance at 31 December 2006	**79**	**(41)**	**38**

24 Post-employment benefits

The Group operates a number of defined benefit plans and defined contribution plans throughout the world, the assets of which are generally held in separately administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group also provides certain additional healthcare benefits to retired employees in the United States.

The charges for pension costs recognized in the income statement (note 5) relate to the following:

	2006	2005
Defined benefit plans	13	17
Healthcare plans	4	(3)
Other defined benefit plans	2	2
Defined contribution plans	24	20
Total	**43**	**36**
Of which pension costs related to:		
- Continuing operations	**52**	**28**
- Exceptional items	**(9)**	**-**
- Discontinued operations	**-**	**8**

For 2007 costs related to defined benefit and healthcare plans, excluding gains and losses on curtailments and settlements, will be lower than the costs for 2006 (€26 million).

Changes in Prepaid pension costs and Employee benefits liabilities recognized in the balance sheet are disclosed in the following overview:

	2006	2005
Prepaid pension costs	478	166
Employee benefits liabilities	(406)	(417)
Balance at 1 January	**72**	**(251)**
Changes:		
- Balance of actuarial gains and (losses)	382	274
- Employee benefits costs	(19)	(16)
- Acquisitions and disposals	0	(2)
- Contributions by employer	144	102
- Exchange differences	8	(15)
- Other changes	6	(20)
Total changes	**521**	**323**
Balance at 31 December	**593**	**72**
Of which:		
- Prepaid pension costs	**918**	**478**
- Employee benefits liabilities	**(325)**	**(406)**

The Employee benefits liabilities of €325 million (2005: €406 million) consist of €267 million (2005: €318 million) related to pensions, €33 million (2005: €57 million) related to healthcare and other costs and €25 million (2005: €31 million) for other plans.

Pensions
The DSM Group companies have various pension plans, which are geared to the local regulations and practices in the countries in which they operate. As these plans are designed to comply with the statutory framework, tax legislation, local customs and economic situation of the countries concerned, it follows that the nature of the plans varies from country to country.

Defined benefit plans are applicable to certain employees in the Netherlands, Germany, the United Kingdom, Switzerland, the United States and Austria. The rights that can be derived from these plans are based primarily on length of service and the majority of the plans are based on final salary. The majority of the obligations are funded and have been transferred to independent pension funds and life insurance companies.

Post-employment benefits relate to obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Post-employment benefit accounting is intended to reflect the recognition of post-employment benefits over the employee's approximate service period, based on the terms of the plans and the investment and funding. The accounting requires management to make assumptions regarding variables such as discount rate, future salary increases, return on assets, and future healthcare costs. Management consults with external actuaries regarding these assumptions at least annually for significant plans. Changes in these key assumptions can have a significant impact on the projected defined benefit obligations, funding requirements and periodic costs incurred.

The changes defined in the present value of the defined benefit obligations and in the fair value of plan assets of the major plans are listed below:

Present value of defined benefit obligations

	2006	2005
Balance at 1 January	**5,064**	**4,775**
Changes:		
- Service costs	107	112
- Interest costs	209	211
- Contributions by employees	19	12
- Actuarial (gains) and losses	(365)	150
- Curtailments	-	(6)
- Settlements	(20)	-
- Past service costs	121	4
- Acquisitions / disposals	2	18
- Exchange differences on foreign plans	(20)	20
- Benefits paid	(212)	(233)
- Other changes	1	1
Balance at 31 December	**4,906**	**5,064**

Fair value of plan assets

	2006	2005
Balance at 1 January	**5,231**	**4,616**
Changes:		
- Expected return on plan assets	308	305
- Actuarial gains and (losses)	25	430
Actual return on plan assets	**333**	**735**
- Settlements	(11)	-
- Acquisitions / disposals	2	0
- Contributions by employer	119	88
- Contributions by employees	19	12
- Exchange differences on foreign plans	(16)	13
- Benefits paid	(212)	(233)
- Other changes	1	0
Balance at 31 December	**5,466**	**5,231**

The amounts recognized in the balance sheet are as follows:

	2006	2005
Present value of funded obligations	(4,685)	(4,828)
Fair value of plan assets	5,466	5,231
	781	**403**
Present value of unfunded obligations	(221)	(236)
Funded status	**560**	**167**
Unrecognized past service costs	107	-
Effect of asset ceiling	(16)	(7)
Net assets	**651**	**160**
Of which:		
- Liabilities (provision for post-employment benefits)	(267)	(318)
- Assets (prepaid pension costs)	918	478

The changes in the net assets recognized in the balance sheet are as follows:

	2006	2005
Balance at 1 January	**160**	**(164)**
Net expense recognized in the income statement	(13)	(17)
Actuarial gains and (losses) / asset ceiling recognized directly in equity during the year	381	278
Contributions by employer	119	88
Acquisitions / disposals	-	(18)
Exchange differences on foreign plans	4	(7)
Other changes	-	0
Balance at 31 December	**651**	**160**

In 2007 DSM is expected to contribute €202 million to its defined benefit plans. This includes the loan granted to the Gist-brocades Pension Fund in 2005, which will be converted into a 'contribution by employer' in 2007.

The major categories of pension plan assets as a percentage of total plan assets are as follows:

	2006	2005
Bonds	48%	51%
Equities	43%	44%
Property	6%	5%
Other	3%	0%

The pension plan assets do not include ordinary DSM shares nor property occupied by DSM.

The total expense recognized in the income statement is as follows:

	2006	2005
Current service costs	107	112
Interest on obligation	209	211
Expected return on plan assets	(308)	(305)
Past service costs	14	4
Gains and losses on curtailments and settlements	(9)	(5)
Costs related to defined benefit plans	**13**	**17**

The main actuarial assumptions for the year (weighted average) are:

	2006		2005	
	The Netherlands	Foreign	The Netherlands	Foreign
Discount rate	4.70%	4.37%	4.15%	4.06%
Price inflation	1.75%	2.03%	1.75%	2.00%
Salary increase	1.75%	3.05%	1.75%	3.01%
Pension increase	1.75%	2.00%	1.75%	1.91%
Expected return on plan assets	5.3%-6.0%	4.5%-8.5%	5.2%-6.0%	4.5%-8.5%

Year-end amounts for the current and previous periods are as follows:

	2006	2005	2004	2003
Defined benefit obligations	(4,906)	(5,064)	(4,775)	(4,264)
Plan assets	5,466	5,231	4,616	4,254
Funded status of asset / (liability)	**560**	**167**	**(159)**	**(10)**
Experience adjustments on plan assets, gain	25	430	175	na
Experience adjustments on plan liabilities, loss	(94)	(149)	(407)	na
Assumption gain / (loss) on liabilities	459	(1)	(1)	na

Post-employment healthcare and other costs

In some countries, particularly in the United States, group companies provide retired employees and their surviving dependants with post-employment benefits other than pensions, mainly allowances for healthcare expenses and life insurance premiums. Some of these are unfunded; in these cases, approved expense claims are reimbursed out of the financial resources of the group companies concerned.

The amounts included in the balance sheet are as follows:

	2006	2005
Present value of funded obligations	(34)	(63)
Fair value of plan assets (including reimbursement rights)	8	13
	(26)	(50)
Present value of unfunded obligations	(6)	(6)
Unrecognized past service costs	(1)	(1)
Liability (provision for post-employment benefits)	**(33)**	**(57)**

The amounts recognized in the income statement are as follows:

	2006	2005
Current service costs	2	2
Interest costs	3	4
Expected return on plan assets and reimbursement rights	(1)	(1)
Past service costs	0	0
(Gains) and losses on curtailments or settlements	-	(8)
Costs related to healthcare plans	**4**	**(3)**

The changes in the liability for post-employment healthcare and other costs recognized in the balance sheet (provision for post-employment benefits) can be shown as follows:

	2006	2005
Balance at 1 January	**(57)**	**(47)**
Expense recognized in the income statement	(4)	3
Actuarial gains and (losses) recognized directly in equity	(1)	(4)
Benefits paid / employer contributions	24	3
Acquisitions / disposals	-	(5)
Exchange differences	5	(7)
Balance at 31 December	**(33)**	**(57)**

The main actuarial assumptions for post-employment healthcare costs (weighted averages) for the year are:

	2006	2005
Discount rate	6.0%	6.0%
Price inflation	3.0%	3.0%
Salary increase	4.0%	4.0%
Healthcare cost trend (initial rate)	7.3%	7.0%
Healthcare cost trend (ultimate rate)	4.7%	4.7%

The impact of a one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase	One percentage point decrease
Effect on the aggregate of the service costs and interest costs, (increase)	(1)	0
Effect on defined obligation, (increase)	(6)	4

Amounts for the current and previous periods are as follows:

	2006	2005	2004	2003
Defined benefit obligations	(40)	(69)	(55)	(61)
Plan assets (including reimbursement rights)	8	13	11	-
Funded status asset / (liability)	**(32)**	**(56)**	**(44)**	**(61)**
Experience adjustments on plan liabilities, (loss)	0	(4)	(7)	na

25 Net debt

	2006	2005
Borrowings:		
- Non-current borrowings	907	1,381
- Current borrowings	607	329
Total borrowings	**1,514**	**1,710**
Current investments	(3)	(5)
Cash and cash equivalents	(552)	(902)
Financial derivatives, assets (see also note 23)	(79)	(36)
Financial derivatives, liabilities (see also note 23)	41	65
Net debt	**921**	**832**

Cash at year-end 2006 was not being used as collateral and was therefore not restricted (2005: €13 million via an escrow account in connection with the termination of the feed enzymes joint venture with BASF).

26 Notes to the cash flow statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, impairment losses and transfers to other balance sheet items, are eliminated.

Changes in working capital due to the acquisition or disposal of consolidated companies are included under Investing activities.

Most of the changes in the cash flow statement can be traced back to the detailed statements of changes for the balance sheet items concerned. For those balance sheet items for which no detailed statement of changes is included, the table below shows the link between the change according to the balance sheet and the change according to the cash flow statement:

	Operating working capital	In % of net sales (from continuing operations)
Balance at 1 January 2006	1,887	24.1
Balance at 31 December 2006	1,801	21.6
Balance sheet change	**(86)**	
Adjustments:		
- Exchange differences	93	
- Changes in consolidation	(1)	
- Transfers	(2)	
Total	**90**	
Change in cash flow	(4)	

27 Share-based compensation

Under the DSM Stock Incentive Plan, performance and non-performance related stock options or Stock Appreciation Rights (SARs) are granted to senior management. Such a grant takes place on the first day on which the DSM stock is quoted ex-dividend following the Annual General Meeting of Shareholders. The opening price of the DSM stock on that day is the exercise price of the stock options and SARs.

Stock Options and SARs have a term of eight years and are subject to a vesting period of three years. After this 3-year period one third of the stock options and SARs (non-performance related) will vest and two thirds of the stock options and SARs which are performance related will become exercisable in whole, in part, or not at all, depending on the Total Shareholder Return (TSR) achieved by DSM in comparison with a peer group. Non-vested stock options and SARs will be forfeited. In case employment is terminated prior to the vesting date, specific rules regarding vesting and forfeitures apply. Stock options and SARs will partly vest and may therefore be exercised immediately upon termination of employment in connection with retirement or early retirement. The exercise of stock incentives is regulated.

Besides stock options tied to performance, performance shares have been granted to the members of the Managing Board. Performance shares vest after three years upon the realization of a predefined performance measure (same performance schedule as operated for stock options).

Overview of management option rights (stock options and Stock Appreciation Rights)

Year of issue		Outstanding on 31 Dec. 2005	In 2006 Granted	Exercised	Forfeited / expired	Outstanding on 31 Dec. 2006	Fair value on grant date (€)	Exercise price (€)	Expiry date
1999		14,000	-	(10,000)	-	4,000	1.62	13.005	14 Jan. 2007
2000		136,500	-	(55,500)	-	81,000	3.52	18.240	31 March 2008
2001		633,391	-	(238,041)	-	395,350	3.88	19.990	30 March 2009
2002		1,252,250	-	(563,450)	-	688,800	5.22	23.505	4 April 2010
2003		2,285,876	-	(1,164,803)	(64,750)	1,056,323	3.09	18.195	4 April 2011
2003[1]		530,000	-	(278,500)	(63,350)	188,150	3.64	19.770	3 Nov. 2011
2004		3,113,226	-	(137,150)	(222,250)	2,753,826	2.97	17.895	2 April 2012
2005		2,971,628	-	(79,500)	(210,850)	2,681,278	6.15	29.050	8 April 2013
2006		-	3,122,725	-	(137,750)	2,984,975	8.95	38.300	31 March 2014
2006	**Total**	**10,936,871**	**3,122,725**	**(2,526,944)**	**(698,950)**	**10,833,702**			
Of which exercisable		2,342,541				2,831,473			
		at 31 Dec. 2004				at 31 Dec. 2005			
2005	**Total**	**12,237,452**	**3,028,228**	**(4,005,709)**	**(323,100)**	**10,936,871**			
Of which exercisable		4,044,650				2,342,541			

1) On 3 November 2003 a select group of DSM Nutritional Products employees received stock options and SARs on a one-off basis.

Certain employees in the Netherlands are entitled to employee stock options that are granted on the first day on which the DSM stock is quoted ex-dividend following the Annual General Meeting of Shareholders. The opening price of the DSM stock on that day is the exercise price of the stock options. Employee stock options can immediately be exercised and have a term of 5 years.

Overview of employee option rights

Year of issue	Outstanding on 31 Dec. 2005	In 2006 Granted	Exercised	Forfeited / expired	Outstanding on 31 Dec. 2006	Fair value on grant date (€)	Exercise price (€)	Exercise period
2000	36,858	-	(33,848)	(3,010)	-	na	19.80	until Feb. 2006
2001	62,556	-	(59,604)	(2,952)	-	2.90	19.99	until Mar. 2006
2002	164,668	-	(35,642)	(910)	128,116	3.67	23.11	until Apr. 2007
2003	77,882	-	(13,830)	(530)	63,522	2.33	18.19	until Apr. 2008
2005	235,494	-	(24,036)	(6,210)	205,248	4.29	29.05	until Apr. 2010
2006	-	639,471	(160)	(34,227)	605,084	6.03	38.30	until Mar. 2011
Total	**577,458**	**639,471**	**(167,120)**	**(47,839)**	**1,001,970**			
Changes in 2005		256,100	(1,114,860)	(19,482)				

Based on the 2005 result, 639,471 employee option rights were granted in 2006.

Measurement of fair value
The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using the Black-Scholes model, taking into account market conditions linked to the price of the DSM share. Stock price volatility is determined on the basis of historical volatilities of the DSM share price measured each month over a period equal to the expected option life. The costs of these options are recognized in the income statement (Employee benefits costs).

The following assumptions were used in the Black-Scholes model:

	2006	2005
Risk-free interest rate (6 years risk free)	3.93%	3.15%
Expected option life of management option rights	6 years	6 years
Nominal option life of management option rights	8 years	8 years
Expected option life of employee option rights	2.5 years	2.5 years
Nominal option life of employee option rights	5 years	5 years
Stock price volatility	26%	26%

In the costs for wages and salaries an amount of €21 million is included for share-based compensation (2005: €22 million).

28 Interests in joint ventures

DSM's share in its most important joint ventures is disclosed below:

Company	Location	Country	DSM interest
DEX-Plastomers VoF	Heerlen	NL	50%
Noordgastransport BV	Zoetermeer	NL	40%
EdeA VoF	Geleen	NL	50%

The financial data of joint ventures are included in the consolidated financial statements according to the method of proportionate consolidation. DSM's interests in the assets and liabilities, income and expense of these joint ventures are:

	2006	2005
Non-current assets	165	187
Current assets	86	134
Non-current liabilities	(108)	(116)
Current liabilities	(49)	(66)
Net assets	**94**	**139**
Net sales	158	374
Expenses	(125)	(339)
Net profit	**33**	**35**

29 Interests in associates

DSM's share in its most important associates is disclosed below:

Company	Location	Country	DSM interest
Nylon Polymer Company, LLC	Augusta	US	25%
Xinhui Meida - DSM Nylon Chips Co. Ltd.	Guangzhou	CN	25%

Investments in associates are accounted for by the equity method. The following table provides summarized financial information on associates on a 100% basis.

	2006	2005
Non-current assets	75	126
Current assets	60	65
Non-current liabilities	(7)	(17)
Current liabilities	(48)	(62)
Net assets	**80**	**112**
Net sales	255	358
Net result	(1)	(2)

30 Related parties

Related parties disclosure relates entirely to the key management of DSM being represented by the Managing Board and Supervisory Board of DSM.

The total remuneration (including pension costs and other commitments) of the members of the Managing Board amounted to €4.4 million (2005: €3.9 million). This includes fixed annual salary €2.3 million (2005 €2.5 million), bonuses €1.6 million (2005: €0.9 million), pension costs €0.4 million (2005: €0.3 million) and others €0.1 million (2005: €0.2 million). For further information about the remuneration of the members of the Managing Board see note 10 on page 129.

Members of the Supervisory Board received a fixed remuneration (included in Other operating costs) totaling €0.3 million (2005: €0.3 million).

Further information about the remuneration of Managing Board members and Supervisory Board members and their share option rights is given on page 68 of the Report by the Managing Board.

31 Service fees paid to external auditors

The service fees paid to Ernst & Young Accountants included in Work subcontracted and other external costs in 2006 amounted to €5.2 million for audit services (2005: €5.2 million), €2.0 million for tax services (2005: €1.6 million) and €0.7 million for sundry services (2005: €0.4 million).

Financial statements of Royal DSM N.V.

Balance sheet at 31 December

x € million	Notes	**2006**	2005
Assets			
Non-current assets			
Intangible assets	2	368	359
Property, plant and equipment	3	31	21
Financial assets	4	8,647	8,016
		9,046	**8,396**
Current assets			
Receivables	5	513	331
Financial derivatives		46	33
Cash and cash equivalents		1	1
		560	**365**
Total		**9,606**	**8,761**
Shareholders' equity and liabilities			
Royal DSM N.V. shareholders' equity	6	5,784	5,501
Non-current liabilities			
Deferred tax liabilities		203	46
Provisions	7	2	12
Borrowings	8	715	1,175
		920	**1,233**
Current liabilities			
Provisions	7	5	14
Borrowings	8	403	147
Financial derivatives		31	25
Other current liabilities	9	2,463	1,841
		2,902	**2,027**
Total		**9,606**	**8,761**

Income statement

x € million	**2006**	2005
Share in results of subsidiaries, joint ventures and associates (after income tax expense)	652	450
Other income and expense	(105)	77
Net profit attributable to equity holders of Royal DSM N.V.	**547**	**527**

Notes to the Royal DSM N.V. balance sheet

1 General

Unless stated otherwise, all amounts are in € million.

The company financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

The accounting policies used are substantially the same as those used in the consolidated financial statements in accordance with the provisions of article 362-8 of Book 2 of the Dutch Civil Code. Investments in subsidiaries are accounted for in accordance with the equity method. In conformity with article 402, Book 2 of the Dutch Civil Code, a condensed income statement is included in the separate financial statements of Royal DSM N.V.

A list with DSM participations has been published at the Chamber of Commerce for Zuid-Limburg in Maastricht (Netherlands) and is available from the company upon request. The list is also available on the company's website www.dsm.com.

2 Intangible assets

The intangible assets mainly comprise of goodwill. The intangible assets consist out of the goodwill paid for the acquisition of NeoResins in 2005 (€358 million) and of CRINA in 2006 (€6 million).

3 Property, plant and equipment

This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2006 was €13 million, while the depreciation charge in 2006 was €2 million. The historic cost of property, plant and equipment as at 31 December 2006 was €64 million; accumulated depreciation amounted to €33 million.

4 Financial assets

	Total	Subsidiaries Share in equity	Subsidiaries Loans	Other securities	Other loans
Balance at 1 January 2005	**7,292**	**6,884**	**406**	**2**	**0**
Changes:					
- Share in profit	450	450	-	-	-
- Dividend received	(422)	(422)	-	-	-
- Capital payments	728	727	-	1	-
- Goodwill	(358)	(358)	-	-	-
- Net actuarial gains and (losses), after asset ceiling	194	194	-	-	-
- Loans granted	108	-	-	-	108
- Intra-group transactions	(211)	(211)	-	-	-
- Value adjustments	107	107	-	-	-
- Exchange differences	136	136	-	-	-
- Other changes	(8)	(7)	(1)	-	-
Balance at 31 December 2005	**8,016**	**7,500**	**405**	**3**	**108**
Changes:					
- Share in profit	652	652	-	-	-
- Dividend received	(1,514)	(1,514)	-	-	-
- Capital payments	312	308	-	4	-
- Goodwill	(6)	(6)	-	-	-
- Net actuarial gains and (losses), after asset ceiling	283	283	-	-	-
- Repayments	(17)	-	-	-	(17)
- Transfer to current loans	(91)	-	-	-	(91)
- Intra-group transactions	1,170	1,171	-	(1)	-
- Value adjustments	(32)	(27)	-	(5)	-
- Exchange differences	(140)	(140)	-	-	-
- Other changes	14	15	(1)	-	-
Balance at 31 December 2006	**8,647**	**8,242**	**404**	**1**	**0**

5 Receivables

	2006	2005
Receivable from subsidiaries	326	250
Loans	92	-
Other receivables	95	81
Total	**513**	**331**

6 Royal DSM N.V. shareholders' equity

	2006	2005
Balance at 1 January	**5,501**	**4,668**
Net profit	547	527
Exchange differences, net of income tax expense	(128)	128
Net actuarial gains and (losses) on defined benefit obligations, after asset ceiling	283	194
Reclassification of cumulative preference shares A	-	233
Dividend paid	(213)	(183)
Repurchase of ordinary shares	(318)	(170)
Proceeds from reissue of ordinary shares	55	102
Other changes	57	2
Balance at 31 December	**5,784**	**5,501**

For details see the consolidated statement of changes in equity on page 91.

Legal reserve
Since the profits retained in Royal DSM N.V.'s subsidiaries, joint ventures and associates can be distributed, and received in the Netherlands, without restriction, no legal reserve for retained profits is required. In Royal DSM N.V. shareholders' equity an amount of €53 million is included for Translation reserve and €34 million for Hedging reserve.

7 Provisions

	2006		2005	
	Total	**Of which current**	Total	Of which current
Environmental costs	4	1	8	3
Other provisions	3	4	18	11
Total	**7**	**5**	**26**	**14**

The total of non-current and current provisions decreased by €19 million. This is the net effect of the following changes:

	Balance at 1 January 2006	Additions	Releases	Uses	Balance at 31 December 2006
Environmental costs	8	-	(1)	(3)	4
Other provisions	18	-	(7)	(8)	3
Total	**26**	**-**	**(8)**	**(11)**	**7**

8 Borrowings

	2006		2005	
	Total	**Of which current**	Total	Of which current
Debenture loans	886	403	1,057	139
Private loans	232	-	265	8
Total	**1,118**	**403**	**1,322**	**147**

Of the total amount of borrowings outstanding at 31 December 2006, €530 million had a remaining term of more than five years.

The repayment schedule for borrowings is as follows:

2007	403
2008	-
2009	184
2010 and 2011	1
2012 through 2016	530
After 2016	-
Total	**1,118**

The repayment scheduled for 2007 relates to the €400 million debenture loan 2000-2007.

In agreements governing loans with a residual amount at year-end 2006 of €1,118 million, of which €403 million of a current nature (31 December 2005: €1,175 million, of which €147 million current), clauses have been included which restrict the provision of securities.

9 Other current liabilities

	2006	2005
Owing to subsidiaries	2,387	1,769
Other liabilities	74	70
Deferred items	2	2
Total	**2,463**	**1,841**

Contingent liabilities
Guarantee obligations on behalf of affiliated companies and third parties amounted to €268 million (31 December 2005: €300 million). Royal DSM N.V. has declared in writing that it accepts several liability for debts arising from acts in law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

10 Remuneration of the members of the Managing Board

Total remuneration
The remuneration of the members of the Managing Board is determined by the Supervisory Board within the framework of the remuneration policy for 2006 and subsequent years as approved by the Annual General Meeting of Shareholders on 29 March 2006. More details about the remuneration policy are included in the remuneration report (page 68).

The total remuneration (including pension costs and other commitments) of the members of the Managing Board amounted to €4.4 million (2005: €3.9 million). The remuneration of the individual members of the Managing Board was as follows:

Peter Elverding: salary €656,000 (2005: €611,000), bonus €379,000 (2005: €216,000), pension costs €111,000 (2005: €111,000); Jan Zuidam: salary €480,000 (2005: €469,000), bonus €291,000 (2005: €166,000), pension costs €82,000 (2005: €86,000); Chris Goppelsroeder (until 1 April 2006): salary €119,000 (2005: €350,000), bonus €289,000 (2005: na), pension costs €18,000 (2005: €48,000); Henk van Dalen (until 1 April 2006): salary €119,000 (2005: €473,000), bonus €361,000 (2005: €166,000), pension costs €23,000 (2005: €86,000); Feike Sijbesma: salary €482,000 (2005: €473,000), bonus €291,000 (2005: €166,000), pension costs €91,000 (2005: €86,000); Nico Gerardu (as of 1 April 2006): salary €361,000, pension costs €52,000; Rolf-Dieter Schwalb (as of 1 October 2006): salary €122,000, pension costs €18,000.

Outstanding and exercised stock incentives
The following table shows the stock incentives of the individual members of the Managing Board and the rights exercised.

Overview of share options (including Share Appreciations Rights)

	Year of issue	Outstanding on 31 Dec. 2005	In 2006 Granted	In 2006 Exercised	In 2006 Forfeited / expired	Outstanding on 31 Dec. 2006	Exercise price (€)	Average share price at exercise (€)	Expiry date
Peter Elverding									
Stock options	2000	45,000	-	-	-	45,000	18.240		31 March 2008
	2001	75,000	-	-	-	75,000	19.990		30 March 2009
	2002	75,000	-	-	-	75,000	23.505		4 April 2010
	2003	75,000	-	-	-	75,000	18.195		4 April 2011
	2004	75,000	-	-	-	75,000	17.895		2 April 2012
	2005	37,500	-	-	-	37,500	29.050		8 April 2013
	2006	-	37,500	-	-	37,500	38.300		31 March 2014
	Total	**382,500**	**37,500**	-	-	**420,000**			
Of which exercisable		195,000				270,000			
Performance shares	2005	10,000	-	-	-	10,000	29.050		
	2006	-	10,000	-	-	10,000	38.300		
	Total	**10,000**	**10,000**	-	-	**20,000**			
Jan Zuidam									
Stock options	2000	36,000	-	(36,000)	-	-	18.240	37.000	31 March 2008
	2001	60,000	-	-	-	60,000	19.990		30 March 2009
	2002	60,000	-	-	-	60,000	23.505		4 April 2010
	2003	60,000	-	-	-	60,000	18.195		4 April 2011
	2004	60,000	-	-	-	60,000	17.895		2 April 2012
	2005	30,000	-	-	-	30,000	29.050		8 April 2013
	2006	-	30,000	-	-	30,000	38.300		31 March 2014
	Total	**306,000**	**30,000**	**(36,000)**	-	**300,000**			
Of which exercisable		156,000				180,000			
Performance shares	2005	8,000	-	-	-	8,000	29.050		
	2006	-	8,000	-	-	8,000	38.300		
	Total	**8,000**	**8,000**	-	-	**16,000**			
Feike Sijbesma									
Stock options	2001	60,000	-	-	-	60,000	19.990		30 March 2009
	2002	60,000	-	-	-	60,000	23.505		4 April 2010
	2003	60,000	-	-	-	60,000	18.195		4 April 2011
	2004	60,000	-	-	-	60,000	17.895		2 April 2012
	2005	30,000	-	-	-	30,000	29.050		8 April 2013
	2006	-	30,000	-	-	30,000	38.300		31 March 2014
	Total	**270,000**	**30,000**	-	-	**300,000**			
Of which exercisable		120,000				180,000			
Performance shares	2005	8,000	-	-	-	8,000	29.050		
	2006	-	8,000	-	-	8,000	38.300		
	Total	**8,000**	**8,000**	-	-	**16,000**			

	Year of issue	Outstanding on 31 Dec. 2005	In 2006 Granted	In 2006 Exercised	In 2006 Forfeited / expired	Outstanding on 31 Dec. 2006	Exercise price (€)	Average share price at exercise (€)	Expiry date
Nico Gerardu									
Stock options	2002	36,000	-	-	-	36,000	23.505		4 April 2010
	2003	36,000	-	-	-	36,000	18.195		4 April 2011
	2004	36,000	-	-	-	36,000	17.895		2 April 2012
	2005	36,000	-	-	-	36,000	29.050		8 April 2013
	2006	-	30,000	-	-	30,000	38.300		31 March 2014
	Total	**144,000**	**30,000**	-	-	**174,000**			
Of which exercisable		36,000				72,000			
Performance shares	2006	-	8,000	-	-	8,000	38.300		
	Total	-	**8,000**	-	-	**8,000**			
Henk van Dalen	2001	60,000	-	(60,000)	-	-	19.990	35.786	30 March 2009
Stock options	2002	60,000	-	(60,000)	-	-	23.505	35.394	4 April 2010
	2003	60,000	-	-	(60,000)	-	18.195		4 April 2011
	2004	60,000	-	-	(60,000)	-	17.895		2 April 2012
	2005	30,000	-	-	(30,000)	-	29.050		8 April 2013
	2006	-	-	-	-	-			
	Total	**270,000**	-	**(120,000)**	**(150,000)**	-			
Of which exercisable		120,000				-			
Performance shares	2005	8,000	-	-	(8,000)	-	29.050		
	2006	-	-	-	-	-	38.300		
	Total	**8,000**	-	-	**(8,000)**	-			
Chris Goppelsroeder									
Stock options	2003	59,000	-	-	(59,000)	-	19.770		3 Nov. 2011
	2004	59,000	-	-	(59,000)	-	17.895		2 April 2012
	2005	30,000	-	-	(30,000)	-	29.050		8 April 2013
	2006	-	-	-	-	-			
	Total	**148,000**	-	-	**(148,000)**	-			
Of which exercisable		-				-			
Performance shares	2005	8,000	-	-	(8,000)	-	29.050		
	2006	-	-	-	-	-	38.300		
	Total	**8,000**	-	-	**(8,000)**	-			

Overview of performance shares

	Outstanding on 31 Dec. 2005	In 2006 Granted	Exercised	Forfeited	Outstanding on 31 Dec. 2006	Share price at date of grant (€)
2005	42,000	-	-	(16,000)	26,000	29.050
2006	-	34,000	-	-	34,000	38.300
Total 2006	**42,000**	**34,000**	-	**(16,000)**	**60,000**	
Of which exercisable	-				-	

	Outstanding on 31 Dec. 2004				Outstanding on 31 Dec. 2005	
Total 2005	-	**42,000**	-	-	**42,000**	
Of which exercisable	-				-	

Before 2005 no performance shares were granted.

Shares
At year-end 2006 the members of the Managing Board together held 1,836 shares (year-end 2005: also 1,836 shares) in Royal DSM N.V.

Loans
The company does not provide any loans to members of the Managing Board.

11 Remuneration of the members of the Supervisory Board

The total remuneration (annual fixed fee and annual committee membership fee) of the members of the Supervisory Board amounted to €0.3 million (2005: €0.3 million).The remuneration of the individual members of the Supervisory Board was as follows:

In €	Annual fixed fee	Committee fee	Other costs	Total
Cor Herkströter, chairman	50,000	12,500	3,201	65,701
Henk Bodt, deputy chairman	35,000	7,500	3,201	45,701
Pierre Hochuli	35,000	-	1,250	36,250
Ewald Kist	35,000	5,000	3,201	43,201
Okko Müller	35,000	5,000	1,250	41,250
Claudio Sonder	35,000	-	1,250	36,250
Tom de Swaan (as of 1 April)	26,250	-	2,400	28,650
Cees van Woudenberg	35,000	5,000	1,250	41,250
Total	**286,250**	**35,000**	**17,003**	**338,253**

At year-end 2006 the members of the Supervisory Board together held 9,584 shares (2005: 8,084 shares) in Royal DSM N.V. These shareholdings serve as a long-term investment in the company.

The company does not provide any loans to its Supervisory Board members. Rules have been adopted governing ownership of and reporting on transactions in securities (other than securities issued by DSM) by Supervisory Board members.

Heerlen, 12 February 2007

Managing Board,

Peter Elverding
Jan Zuidam
Feike Sijbesma
Nico Gerardu
Rolf-Dieter Schwalb

Heerlen, 13 February 2007

Supervisory Board,

Cor Herkströter
Henk Bodt
Pierre Hochuli
Ewald Kist
Okko Müller
Claudio Sonder
Tom de Swaan
Cees van Woudenberg

Royal DSM N.V.
Attn. Managing Board of Directors

Auditor's report

Report on the financial statements

We have audited the accompanying financial statements of Royal DSM N.V., Heerlen. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2006, the company income statement for the year then ended and the notes.

Management's responsibility
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report by the managing board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Royal DSM N.V. as at December 31, 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of Royal DSM N.V. as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the managing board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Maastricht, 13 February 2007
for Ernst & Young Accountants

was signed by P.J.A.M. Jongstra

Profit appropriation

According to Article 32 of the Royal DSM N.V. Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board determines the portion of the net profit to be appropriated to the reserves. For the year 2006 the net profit is €547 million and the amount to be appropriated to the reserves has been established at €350 million. From the subsequent balance of the net profit (€197 million), dividend is first distributed on the cumulative preference shares B. At the end of 2006 no cumprefs B were in issue. Subsequently, a 4.348% dividend is distributed on the cumulative preference shares A, based on a share price of €5.29 per cumulative preference share A. For 2006 this distribution amounts to €0.23 per share, which is €10 million in total. An interim dividend of €0.08 per cumulative preference share A having been paid in August 2006, the final dividend will then amount to €0.15 per cumulative preference share A.

The profits remaining after distribution of these dividends (€187 million) will be put at the disposal of the Annual General Meeting of Shareholders in accordance with the provisions of Article 32, section 6 of the Articles of Association.

In view of the above, the proposed dividend on ordinary shares outstanding for the year 2006 would amount to €1.00 per share. This dividend corresponds to about 19% of the net profit (€551 million) plus depreciation and amortization (€440 million), both before exceptional items, minus the dividend payable to holders of cumulative preference shares (€10 million). An interim dividend of €0.33 per ordinary share having been paid in August 2006, the final dividend would then amount to €0.67 per ordinary share.

If the Annual General Meeting of Shareholders makes a decision in accordance with the proposal, the net profit will be appropriated as follows:

x € million	**2006**	2005
Net profit	547	527
Profit appropriation:		
- To be added to / paid from the reserves	350	320
- Dividend on cumprefs A	10	16
- Interim dividend on ordinary shares	63	55
- Final dividend payable on ordinary shares	124	136

Special statutory rights

DSM Preference Shares Foundation
The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 375,000,000 preference shares B can be issued. If, without the approval of the Managing Board and Supervisory Board, either a bid is made for the ordinary shares, or a significant participation in ordinary shares is built up, or such event is likely to occur, then these preference shares B may be issued, which shares shall have the same voting rights as the ordinary shares. These preference shares can be placed with the DSM Preference Shares Foundation.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one.

The Foundation acquired no preference shares B in 2006.

On 31 December 2006 the Foundation Committee was composed as follows:
Floris Maljers, chairman
Maarten van Veen, vice-chairman
Bas Kortmann

The Foundation Committee

Declaration of independence
The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X of the General Rules for the Euronext Amsterdam Stock Market.

The Managing Board of Royal DSM N.V.
The Foundation Committee

Annual General Meeting of Shareholders
The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on Wednesday, 28 March 2007 at 14.00 hours.

Important dates

Ex-dividend quotation	Friday, 30 March 2007
Publication of first-quarter results	Friday, 27 April 2007
Publication of second-quarter results	Thursday, 26 July 2007
Publication of third-quarter results	Thursday, 25 October 2007
Annual report 2007	Wednesday, 13 February 2008
Annual General Meeting of Shareholders	Wednesday, 26 March 2008

Balance sheet

x € million	2006[1]	2005[1]	2004[1]	2004	2003	2002
Intangible assets	1,008	1,003	453	369	405	462
Property, plant and equipment	3,655	3,750	3,811	3,809	4,188	2,885
Deferred tax assets	496	533	492	-	-	-
Prepaid pension costs	918	478	166	-	-	-
Associates	26	43	78	491	371	292
Other financial assets	100	189	82	-	-	-
Non-current assets	**6,203**	**5,996**	**5,082**	**4,669**	**4,964**	**3,639**
Inventories	1,515	1,535	1,348	1,347	1,474	944
Receivables	1,739	1,597	1,556	1,669	1,746	1,439
Financial derivatives	79	36	244	-	-	-
Current investments	3	5	6	4	4	2,014
Cash and cash equivalents	552	902	1,261	1,247	1,212	960
	3,888	**4,075**	**4,415**	**4,267**	**4,436**	**5,357**
Assets held for sale	-	43	-	-	-	-
Current assets	**3,888**	**4,118**	**4,415**	**4,267**	**4,436**	**5,357**
Total assets	**10,091**	**10,114**	**9,497**	**8,936**	**9,400**	**8,996**
Royal DSM N.V. shareholders' equity	5,784	5,501	4,668	4,812	4,918	5,142
Minority interests	71	67	22	22	43	44
Equity	**5,855**	**5,568**	**4,690**	**4,834**	**4,961**	**5,186**
Deferred tax liabilities	383	219	134	-	-	-
Employee benefits liabilities	304	383	378	-	-	-
Provisions	188	166	284	874	901	682
Borrowings	907	1,381	1,497	1,045	1,505	1,337
Other non-current liabilities	44	53	60	-	-	-
Non-current liabilities	**1,826**	**2,202**	**2,353**	**1,919**	**2,406**	**2,019**
Employee benefits liabilities	21	23	39	-	-	-
Provisions	127	220	219	-	-	-
Borrowings	607	329	527	543	382	599
Financial derivatives	41	65	59	-	-	-
Other current liabilities	1,614	1,699	1,610	1,640	1,651	1,192
	2,410	**2,336**	**2,454**	**2,183**	**2,033**	**1,791**
Liabilities held for sale	-	8	-	-	-	-
Current liabilities	**2,410**	**2,344**	**2,454**	**2,183**	**2,033**	**1,791**
Total equity and liabilities	**10,091**	**10,114**	**9,497**	**8,936**	**9,400**	**8,996**
Capital employed	6,303	6,221	5,558	5,554	6,162	4,538
Capital expenditure:						
- Intangible assets and property, plant and equipment	457	401	348	334	433	503
- Acquisitions	44	573	0	0	1,561	33
Disposals	165	222	28	28	17	2,037
Depreciation and amortization	451	567	613	632	516	493
Net debt[2]	921	832	339	337	671	(1,038)
Ratios[2]						
- Net sales / average capital employed	1.34	1.34	1.34	1.32	1.21	1.29
- Current assets / current liabilities	1.61	1.76	1.80	1.95	2.18	2.99
- Equity / total assets	0.58	0.55	0.49	0.54	0.53	0.58
- Gearing (net debt / equity plus net debt)	0.14	0.13	0.07	0.07	0.12	(0.25)

1) After the change to IFRS as primary basis of accounting. The figures for previous periods were prepared in accordance with NL GAAP.
2) To enhance comparability the net debt and ratios 2004 do not include the impact of the temporary reclassification of cumulative preference shares A.

Income statement

x € million	**2006[1]**	2005[1]	2004[1]	2004	2003	2002
Net sales	8,380	8,195	7,832	7,752	6,050	6,665
Operating profit plus depreciation and amortization (EBITDA)	1,274	1,311	1,067	1,013	723	892
Operating profit (EBIT)	834	808	562	489	294	450
Net finance costs	(81)	(70)	(56)	(51)	(31)	(14)
Income tax expense	(198)	(180)	(103)	(98)	(49)	(84)
Share of the profit of associates	1	(2)	9	8	5	(3)
Net profit before exceptional items	**556**	**556**	**412**	**348**	**219**	**349**
Net profit from exceptional items	(4)	(36)	(142)	(97)	(94)	840
Profit for the year	**552**	**520**	**270**	**251**	**125**	**1,189**
Profit attributable to minority interests	(5)	7	23	11	14	(1)
Net profit attributable to equity holders of Royal DSM N.V.	**547**	**527**	**293**	**262**	**139**	**1,188**
Net profit attributable to holders of cumulative preference shares	(10)	(16)	(22)	(22)	(22)	(22)
Net profit used for calculating earnings per share	**537**	**511**	**271**	**240**	**117**	**1,166**
Workforce at 31 December (x 1000)	22	22	24	24	26	18
Employee benefits costs (x € million)	1,332	1,385	1,411	1,487	1,215	1,217
Percentage ratios:						
- EBIT / net sales	10.0	9.9	7.2	6.3	4.9	6.8
- CFROI	8.5	9.1	8.1	7.6	5.8	7.0
- Net profit / average Royal DSM N.V. shareholders' equity attributable to holders of ordinary shares	10.1	10.4	6.2	5.7	2.5	26.8
EBITDA / net finance costs	15.7	18.7	19.1	19.9	23.3	63.7
Dividend (x € million)	197	207	190	190	188	199

1) After the change to IFRS as primary basis of accounting, including discontinued operations. The figures for previous periods were prepared in accordance with NL GAAP.

Information about ordinary DSM shares[1]

Per ordinary share in €	**2006[2]**	2005[2]	2004[2]	2004	2003	2002
Net profit before exceptional items	2.85	2.82	2.09	1.76	1.11	1.69
Net profit	2.83	2.68	1.41	1.25	0.62	6.04
Cash flow	5.21	5.65	4.52	3.99	2.88	8.34
Royal DSM N.V. shareholders' equity	30.03	27.59	25.19	23.86	23.86	24.82
Dividend:	1.00	1.00	0.875	0.875	0.875	0.875
- Interim dividend	0.33	0.29	0.290	0.290	0.290	0.290
- Final dividend	0.67	0.71	0.585	0.585	0.585	0.585
Pay-out as % of cash flow	19%	18%	19%	20%	26%	23%
Pay-out including dividend on cumulative preference shares as % of net profit before exceptional items	35%	34%	45%	53%	81%	57%
Dividend yield (based on average price of an ordinary DSM share)	2.9%	3.4%	4.3%	4.3%	4.5%	3.9%
Share prices on Euronext Amsterdam:						
- Highest price	39.70	35.22	23.85	23.85	22.50	25.63
- Lowest price	28.58	23.07	17.88	17.88	15.65	18.95
- At 31 December	37.43	34.50	23.81	23.81	19.52	21.69
(x 1000)						
Number of ordinary shares outstanding:						
- At 31 December	184,850	190,923	191,957	191,957	191,537	193,179
- Average	189,550	190,783	191,617	191,617	189,430	192,935
Daily trading volumes on Euronext Amsterdam:						
- Average	1,301	1,063	1,014	1,014	1,126	1,034
- Lowest	267	238	26	26	130	140
- Highest	5,268	6,563	6,494	6,494	6,540	3,864

1) On 5 September 2005 DSM effected a share split on a two-for-one basis (two shares for one old share) in order to increase the liquidity of the DSM share. The data regarding the number of shares and earnings per share in the overview have been presented as if the splitting of the ordinary DSM shares had taken place prior to all periods presented.
2) After the change to IFRS as primary basis of accounting. The figures for previous periods were prepared in accordance with NL GAAP.

Explanation of some financial concepts and ratios

General

In calculating financial profitability ratios use is made of the average of the opening and closing values of balance sheet items in the year under review.

The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating Royal DSM N.V. shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.

In calculating the figures per ordinary share and the 'net profit as a percentage of average Royal DSM N.V. shareholders' equity available to holders of ordinary shares', the amounts available to the holders of cumulative preference shares are deducted from the profits and from Royal DSM N.V. shareholders' equity.

Definitions

Capital employed
The total of the carrying amount of intangible assets and property, plant and equipment, inventories, trade receivables and other receivables, less trade payables and other current liabilities.

Capital expenditure
This includes all investments in intangible assets and property, plant and equipment as well as the acquisition of subsidiaries, associates and securities.

Cash flow
Cash flow is net profit plus depreciation and amortization.

CFROI (Cash Flow Return On Investment)
Cash Flow Return On Investment is the sustainable cash flow (EBITDA minus related annual tax and minus 1% depreciation on weighted average historic asset base) divided by weighted average asset base plus average working capital.

Disposals
This includes the disposal of intangible assets and property, plant and equipment as well as the disposal of participating interests and other securities.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)
EBITDA is the sum total of operating profit plus depreciation and amortization.

Earnings per ordinary share
Net profit attributable to equity holders of Royal DSM N.V. minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.

Operating working capital
The total of inventories and trade receivables, less trade payables.

Total Shareholder Return (TSR)
Total Shareholder Return is capital gain plus dividend paid.

Annual report
Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 800 0233480) or e-mail (dsm@servicebureau.nl).

Internet
The information contained in this annual report is also available via DSM's website: www.dsm.com. You can view the annual report online and download and print parts of it.

Information
Our other publications and sources of information are:
- Internet: www.dsm.com
- Triple P Report 2006
- Brochure: The Unlimited World of DSM

Addresses
Institutional and private investors and financial analysts should contact:

DSM, Investor Relations
P.O. Box 6500
6401 JH Heerlen
the Netherlands
tel.: +31 455782864
e-mail: investor.relations@dsm.com

Those who are interested in DSM in general should contact:

DSM, Corporate Communications
P.O. Box 6500
6401 JH Heerlen
the Netherlands
tel.: +31 455782421
e-mail: media.relations@dsm.com

General information
Production: DSM, Corporate Communications

Royal DSM N.V.

P.O Box 6500
6401 JH Heerlen
The Netherlands
T + 31 (45) 578 8111

www.dsm.com

Royal DSM N.V.
Triple P Report 2006



People Planet Profit



Unlimited. DSM

WHAT WE BELIEVE IN

As far as DSM is concerned, sustainable entrepreneurship involves the simultaneous pursuit of profitable economic growth, the further development of our employees, good corporate citizenship and a sustainable use of natural resources.

HOW WE ACHIEVE THIS

People

- By respecting the interests of our stakeholders
- By offering our employees good opportunities for development and an attractive working climate
- By making an ongoing effort to improve the safety and health of our employees, customers and the people who live near our sites

Planet

- By using energy and raw materials efficiently and reducing the environmental impact of our activities
- By improving the eco-efficiency of our products and processes on an ongoing basis

Profit

- By showing a solid financial performance (not just in the short term but also in the long term)
- By listening to customers and prospects, shareholders and stakeholders and offering them sustainable, innovative solutions

Sustainability and sustainable enterprise have been integrated into DSM's strategy *Vision 2010 – Building on Strengths* in various ways. During the first year of the implementation of this strategy we have taken a number of steps towards achieving market-driven growth and innovation, an increased presence in the emerging economies and Operational Excellence. These steps have resulted in clear progress along the three dimensions of *People*, *Planet* and *Profit*. Given our planet's finite resources, it is clear that the aim of achieving greater prosperity for a greater number of people demands a novel approach and novel solutions. It is therefore no coincidence that innovation is such an essential part of our strategy. In this report we will discuss three subjects that are particularly relevant in this context: climate change, Base of the Pyramid and growth in China.

On the *People* dimension, the main development in 2006 besides the increased focus on health, safety and work-related stress and on the recruitment of new talent was the launch of our new HR strategy for the period up to and including 2010: *Passion for People*. This strategy includes the setting-up of a regional infrastructure in China, the United States and Europe for recruiting new talent and a greater focus on succession planning. The number of accidents per 100 employees (including contractor employees) fell by 6% compared to 2005.

On the *Planet* dimension, major emissions reductions were achieved in China, while in various other parts of the world we carried out various projects to analyze the potential for further energy savings. These analyses, and the tests to be carried out in 2007, may lead us to further tighten up our energy efficiency targets.

DSM's environmental targets for 2010 are based on the principle that all DSM sites worldwide should meet the environmental standards that apply in the European Union or the United States. On the basis of the projects completed in 2006 and the projects that are in the pipeline, we can draw the following conclusions about the realization of our targets. We are well on track to achieving the targets for emissions of respirable dust, dinitrogen oxide and sulfur dioxide to the atmosphere, COD (chemical oxygen demand) emissions to water, energy use and non-hazardous solid waste volumes. With regard to the emission of volatile organic compounds we made an important first step. We find that we have made insufficient progress with regard to nitrogen dioxide emissions to the atmosphere and the landfilling of hazardous solid waste. We will therefore be taking additional measures in these fields.

On the *Profit* dimension, 2006 was a successful year. We saw our sales and profits from continuing operations increase to record levels, helped by a favorable economic environment. In addition, we took various initiatives relating to the DSM share in 2006. We launched a share buy-back program worth €750 million and we proposed a loyalty dividend for shareholders who hold their shares for at least three years.

This report goes beyond a mere presentation of successes. For a variety of issues we also report on the difficulties we encounter in achieving our objectives. You may also want to visit our website www.sustainability.dsm.com and have a look at our Annual Report for 2006.

On Saturday, 7 October 2006 the Chemelot site in Geleen (Netherlands) opened its doors to local residents, employees and others interested in the site, in collaboration with DSM and SABIC. The theme of this Open Day was safety (in the broadest sense). The event attracted more than 6,000 visitors from all over the region.





Key figures 2006

	2006	2005
People		
Number of employees (year-end)	**22,156**	21,820
Number of employees by region		
- Netherlands	**7,061**	7,258
- Rest of Europe	**6,976**	6,948
- North America (USA and Canada)	**2,660**	2,764
- Asia-Pacific	**4,219**	3,737
- Rest of the world	**1,240**	1,113
Female/male ratio, %	**22/78**	22/78
Total employee benefits costs (in € million)	**1,338**	1,385
Frequency Index of recordable accidents (per 100 employees; DSM and contractors)	**0.89**	0.95
Planet		
Energy use in petajoules	**75**	77
Landfilling of hazardous waste (tonnes)	**592**	375
Greenhouse gas emissions in million tonnes of CO_2 equivalents	**10.25**	10.5
Emission of volatile organic compounds (x 1000 tonnes)	**9.2**	8.9
COD (chemical oxygen demand) emissions to water (x 1000 tonnes)	**20**	24
Environmental incidents	**530**	648
Environmental complaints	**92**	122
Profit (in € million)		
Net sales, continuing operations	**8,352**	7,816
Operating profit, before exeptional items plus depreciation and amortization (EBITDA), continuing operations	**1,275**	1,278
Operating profit, before exeptional items (EBIT), continuing operations	**835**	787
Capital expenditure including new-business-development acquisitions	**501**	974
R&D expenditure	**327**	290
Net profit	**547**	527
Cash flow (net profit plus amortization and depreciation)	**998**	1,094
Cash Flow Return on Investment (CFROI, %)	**8,5**	9,1
Net earnings per ordinary share (€)	**2.83**	2.68
Dividend per ordinary share (€)	**1.00**	1.00

Message from the Chairman

Sustainability is an integral part of our strategy *Vision 2010 – Building on Strengths*. Market-driven growth and innovation, an increased presence in emerging economies, Operational Excellence and sustainability are key elements of this strategy. We have formulated concrete targets for each of these themes.

Given our planet's finite resources, it is clear that the aim of achieving greater prosperity for a greater number of people demands a novel approach and novel solutions. It is therefore no coincidence that innovation is such an essential part of our strategy. In this report we will discuss three subjects that are particularly relevant in this context: climate change, Base of the Pyramid and growth in China.

In 2006 DSM once again made solid progress across the full spectrum of *People*, *Planet* and *Profit*. We are well on track with the *Vision 2010* strategy that we introduced in October 2005. All three drivers of *Vision 2010* (market-driven growth and innovation, increased presence in emerging economies and Operational Excellence) open up new ways of creating value. In this report you will find numerous examples. By including the sustainability element in our targets, we have fully integrated sustainable development into our business strategy.

In 2006 DSM was named the chemical industry sector leader in the Dow Jones Sustainability World Index for the third consecutive year. We are very pleased with this recognition, if only because it confirms once again that innovation is a very important driver of sustainable development. At the same time, we are very much aware that we can and should improve our performance still further. We are making an ongoing effort to do so. We are also working to further improve our reporting on this performance, even though our reports are already widely regarded as transparent and highly informative.

After almost twelve years as Managing Board member, of which about eight years as Chairman, I will step down on



■ **Peter Elverding**

May 1, 2007. The concept of sustainability – in word and deed – has received a great boost at DSM over the years, and the same holds for our relationships with our many stakeholders. I am handing over my responsibilities to Feike Sijbesma with great confidence and I wish him every success in achieving good results across the broad spectrum of *People*, *Planet* and *Profit*.

We welcome your comments or suggestions regarding this report. You can contact us directly via www.sustainability.dsm.com.

Peter Elverding
Chairman of the Managing Board
peter.elverding@dsm.com

DSM at a glance

DSM is active worldwide in nutritional and pharmaceutical ingredients, performance materials and industrial chemicals. Product and process innovation is one of the company's key success factors. DSM's strategy, named *Vision 2010 – Building on Strengths*, is aimed at achieving profitable and innovative growth of the company's specialty businesses. DSM currently has annual sales of approximately €8.4 billion and employs approximately 22,000 people worldwide. The group has offices and production sites in 50 countries in Europe, Asia, Africa and the Americas. There are 120 DSM production plants around the world. The company's head office is located in the Netherlands.



Sustainability in business and strategy

Once every three years on average, a Business Strategy Dialog (BSD) is carried out for every DSM business group. At corporate level, a Corporate Strategy Dialog (CSD) is carried out every four or five years. These strategic studies are the starting point for all planning and control processes in our company. DSM's underlying strategic aim is to achieve a sustainable, profitable position. During the strategy discussions, many factors are taken into consideration, including social trends, customer needs, developments in industry, and the opportunities and threats in DSM's business environment. Since 2003, the Sustainability Issue Tracker has been an integral part of these strategy dialogs.

Strategic approach to sustainability enables DSM to unlock new sources of value creation



Vision 2010: Building on strengths
Market-driven growth and innovation
Increased presence emerging economies
Operational Excellence
Green partnerships, White Biotech
Business with the Base-of-the-Pyramid Attention for environment
Ecological footprint reduction and operational efficiency
New sources of sustainable value creation

Sustainability in *Vision 2010*: the initial results
The illustration at the top right of this page shows the three drivers of our *Vision 2010* strategy: market-driven growth and innovation, a stronger presence in the emerging economies and operational excellence. All three of them offer new opportunities for creating value in a sustainable way. 'Green partnerships' and white biotechnology are relatively new ways of creating value in the field of market-driven growth and innovation. For more information on both topics see pp. 8, 19 and 42. Base of the Pyramid (BoP) is another relatively new area offering value-creation potential. It fits in with our strategic aim of increasing our presence in emerging countries such as Brazil, Russia, India and China. DSM has done a lot of work in this field, and a number of its BoP activities have been grouped under the Innovation Center. For more information see pp. 22 and 23. Another important sustainability topic in relation to emerging economies is our care for the environment. DSM's aim is that all its plants, wherever they are in the world, meet the same environmental standards – the standards that apply in Europe and the United States. The third strategy driver, Operational Excellence, can also offer new opportunities for creating value. DSM has 120 production plants across the globe. Together with a large number of suppliers, partners and customers we are part of numerous value chains. An effective approach towards operational excellence will reduce our ecological footprint in the broadest sense, while at the same time enhancing our financial performance.

The *Vision 2010* objectives revolve around four key themes. Sustainable development is one of them. In 2006 DSM achieved various important results in this field. They are listed below.

No. 1 position maintained
DSM maintained its position as the chemical industry sector leader in the Dow Jones Sustainability World Index. In addition, the company was once again included in the FTSE4Good Index.

Leader in industrial biotechnology
In industrial ('white') biotechnology, DSM is one of the European market leaders. DSM's sales in industrial biotechnology amounted to approximately € 1.5 billion in 2006. In the field of bio-specialties (ingredients that are used in for example food products) DSM ranks among the global leaders.

Improving our eco-footprint
DSM is improving its eco-footprint by lowering its energy use, emissions and waste volumes. DSM's ambitions and achievements in this field are described in the Planet section of this report.

Quality	Enhance the quality of business and portfolio • % Specialty leadership to 50-60% • Increase presence in emerging economies - Doubling our sales in China to USD 1 billion - Reduce gap between origin and destination of sales
Growth	Achieve an underlying sales growth of 3-5% per year • Approx. € 1 billion in additional sales from innovation in 2010
Profitability	CFROI above WACC by ≥ 50 base points • Increased margins (compared with 2001-2004) • EBITDA / Net sales targets per cluster • Operational Excellence
Sustainability	• Retain top position rankings SHE + Sustainability • Leader in Industrial / White Biotech • Continuous improvement eco-footprint • More diverse, international workforce

In addition, various business groups are carrying out projects aimed at product and process improvement and innovation. At DSM Resins, for example, waterborne resins will be spearheading the company's growth strategy for the coming years. The business group is building a new plant in Meppen (Germany) which will among other things produce waterborne coating resins. The plant will come on stream in 2007.

Internationalization and diversity
There were various developments on the human resources front in 2006. They are described in detail in the *People* section of this report.

Sustainability from raw material to end-product
DSM pays a great deal of attention to sustainable development across the entire chain from research through purchasing and manufacturing to sales.

Research and development
A large part of the R&D work carried out in the Nutrition, Pharma and Performance Materials clusters had a clear sustainability component on the three dimensions of *People*, *Planet* and *Profit*. In the Nutrition cluster we developed a new technique for the production of vitamin C via direct fermentation. The new process uses much less energy and generates less waste. In the Pharma field, significant improvements were made to the quality and eco-friendliness of our enzymatic and fermentation-based processes such as those for clavulanic acid and the semi-synthetic antibiotics product lines. The R&D work for the Performance Materials cluster included research on the development of eco-friendly solutions for minimizing the use of toxic monomers and additives and on the development of eco-friendly applications such as wind turbine blades. In addition, powder coating resins and acrylic resins were developed which help their users to cut costs and meet the new European standards. For waterborne coatings we developed new floor-paint applications. These coatings are of a very high quality and



■ **Ton Trommelen** / Chief Purchasing Officer

contain much lower levels of volatile organic compounds than conventional coatings used in these applications. Engineering Plastics R&D developed special nylon 66 grades to replace metal in automotive airbag housings. These grades are gaining a strong foothold in safety-related applications in the automotive industry in Europe, the United States and Asia.

In our White Biotech Emerging Business Area, to which we are devoting a great deal of attention in the long-term framework of our Vision 2010 strategy, we are exploring ways of using microorganisms for the production of for example enzymes, materials and fuels from renewable raw materials.

Purchasing
In 2002 DSM published the DSM Values, a code of conduct describing the values and standards we use in our day-to-day operations. In early 2006 DSM drew up a code of conduct for suppliers based on the DSM Values.

This code of conduct will help suppliers to comply with DSM's high standards and is the first phase of a comprehensive program to integrate sustainability in all our processes and procedures. At year-end 2006, more than 250 key suppliers had been approached and some 150 suppliers had already signed the code. We made a start on the second phase of the code of conduct program, which involves rolling out the code of conduct to the rest of our suppliers and implementing auditing procedures.

Having suppliers sign the Code of conduct is the first step in our supplier sustainability program. In the second step, suppliers will be asked to fill in a sustainability questionnaire. In the third step a limited number of suppliers will be audited for sustainability. Up until year-end 2006, 28 suppliers had been approached with the sustainability questionnaire and the questionnaire had been used in two supplier audits. The program for sustainability questionnaires and audits will be continued in 2007.

DSM Values

1 Valuable Partnerships
   a Compliance with legislation and industry standards
   b Rejection of any restrictions to free trade
   c Maintenance of a DSM management system in the field of safety, health and the environment

2 Respect for People
   a Remuneration policy
   b Rejection of forced labor, child labor and discrimination
   Recognition of employee representation through trade unions.

3 Good Corporate Citizenship
   a Emergency response plans
   b Regular analysis of safety and environmental risks to the surrounding community
   c Ongoing effort to reduce waste streams and emissions

Manufacturing
With regard to manufacturing we have found that, besides introducing new processes, we can also still achieve further improvements by modifying the classical chemical processes. Our improved version of the SLP process for the production of melamine, for example, consumes 70% less energy than its predecessor. After a difficult start-up period, the new melamine plant in Geleen (Netherlands) that is based on this new process operated at nameplate capacity in 2006.

Many of the new products that DSM introduced in 2006 make a clear contribution to sustainability. The use of white biotechnology results in considerable savings in the use of fossil-based fuels and raw materials and major reductions in waste generation.



■ **Yvonne Engelen** / Manager Venturing



■ **Fokko Wientjes** / Manager Sustainability

Sales
In our customers' processes there are important gains to be made in the field of sustainability. Improvements in our products should enable our customers to manufacture their products at a lower cost and in a more environmentally friendly way. Examples of such 'enabling' DSM products are nutritional ingredients for humans and animals and high-performance plastics. The latter offer many advantages compared to more conventional materials such as steel and aluminum. For example, in 2006 DSM Dyneema launched the Air Cargo project, which is aimed at lowering the weight of airplanes by introducing the super-strong, lightweight Dyneema fiber in for example fastening components and security devices. At the time of publication of this report, a large number of air cargo companies were carrying out various tests with these products. DSM has also become a member of the International Air Transport Association (IATA).

Customers are increasingly making sustainability-related demands on their suppliers. DSM is eager to meet these demands and has, for example, become a 'Green Partner' to Sony. For details see the *Profit* section of this report.

Start-ups
Sustainable development is an important factor in many of the innovative start-ups that DSM invests in. At year-end 2006 DSM had a stake in various companies of this type. Virtually all of the products and techniques that we are developing in collaboration with these companies are aimed at healthier lifestyles, better nutrition, better materials for medical and other uses, environmentally friendly coatings for a variety of applications and new forms of energy. Participation in these young companies helps DSM to not only develop products that make a clear contribution to sustainable development but also accelerate the innovation process.

Dow Jones Sustainability Indexes
Member 2006/07

Room for improvement

Every year, Sustainable Asset Management (SAM), in partnership with Dow Jones and STOXX Limited, compiles the Dow Jones Sustainability World Index, taking into account a large number of sustainability aspects. In 2006 DSM emerged as the chemical industry sector leader in the Dow Jones Sustainability World Index for the third consecutive year. We are proud of that. SAM was particularly impressed by the way in which sustainable enterprise has been anchored in our company and the high degree of attention we devote to themes such as innovation, white biotechnology, corporate governance and risk management and human resources.

Although there are several aspects on which DSM received the highest scores, there is certainly room for further improvement. For 2007 and 2008 we have selected a number of *People*, *Planet* and *Profit* themes to which we will pay extra attention in order to implement these improvements. Examples of such themes are climate strategy, environmental performance, the sustainability of our products, the further development of our human capital, workplace health and product stewardship.

Impression of the Triple P media event on 5 December 2006.

At the beginning of December DSM organized an event for journalists to explain the importance of Triple P for value creation. Professor Kees Cools of the University of Groningen (Netherlands) told his audience that a strategic sustainability policy adds value. A company that pays insufficient attention to sustainability loses value. DSM presented four cases illustrating how it has integrated sustainability into its corporate strategy. This was confirmed by the high ratings given to DSM by the German bank West LB. Claudia Volk, a sustainability analyst who represented the bank at the event, explained how analysts weigh sustainability aspects when they assess a company. All presentations can be downloaded from www.sustainability.dsm.com.



Jan Zuidam / Deputy Chairman of the DSM Managing Board

Chemical maker concerned about environment, people

DSM, a global specialty chemicals company based in the Netherlands, will continue its solid growth in China, while it continues upgrading its production plants in China to ensure its facilities comply with international environmental standards, said Stefen Sommer, president of DSM China.

In an exclusive interview with China Daily Shanghai & Delta, Sommer said sustainability has been fully integrated into the business strategy of the company.

"As a member of the China Business Council for Sustainable Development, we not only abide by China's environmental laws and regulations but also go extra miles to integrate DSM's global 'Triple P' sustainable development principle into our daily operations in China."

The "Triple P" refers to the People, Planet and Profit approach, which devotes special attention to corporate governance and risk management, innovation, occupational health & safety as well as human capital development.



Stefan Sommer, president, DSM China

According to the annual Dow Jones Sustainability World Index report released in Switzerland last month, DSM was named the worldwide sustainability leader in the chemical industry, a position it has held since 2004.

The Dow Jones Sustainability World Index includes over 300 companies from 34 countries that rank among the top 10 per cent in their industries in corporate sustainability.

Sommer, who joined DSM China in Shanghai in 2003, has seen company sales grow by double-digits over the past few years.

Last year, DSM China generated sales of approximately 5 billion yuan (US$625 million) in 2005, a growth of 13.4 per cent compared to 2004.

The company has set a five-year plan to increase sales in China to US$1 billion in 2010.

"There are huge challenges in such a competitive market as China, however, we are confident that DSM will continue its solid growth in China through offering innovative, value-added industrial solutions to our customers," Sommer said.

"When the end-use markets we participated with our products in China grow rapidly, we can benefit by also growing our business rapidly. We are successful in growing our business faster than most of our end-use segments in the country," he added.

DSM has a large number of manufacturing facilities in China, which produce mainly for the Chinese market. Export from the China plants is very small, he said.

DSM began trading with China in 1963. The company opened its first representative office in Beijing in 1993. Since then, the company has increased its annual sales from US$20 million to US$600 million in 2005. In China, DSM produces and markets vitamins, antibiotics, coating and structural resins, engineering plastics, as well as fibre intermediates. Its end-use markets include human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E).

The company is currently involved in eight joint ventures, 11 wholly owned foreign enterprises, and six wholly owned sales offices in China which employ more than 3,900 people in total.

Since the beginning of this year, DSM has invested at least US$120 million in three manufacturing plants in China. In February, the company invested 10 million euros (US$12.5 million) in Shanghai to produce processed flavours. In May, it expanded its production facility for polyester powder coating resins in Kunshan of Jiangsu Province. Last month, DSM announced that it had decided to invest "several tens of millions of dollars" in a new polymer facility in Jiangyin of Jiangsu Province. The new plant is expected to be operational in the second quarter of 2008.

companies

DSM Makes Case for Sustainabi

Biomaterials Targeted for Greener Performance and Profit

DSM says it is making "significant progress" in its quest to become an environmentally sustainable company. Sustainability involves various social, economic, and environmental performance criteria, DSM says. The company says it has yet to set a target date when it might become sustainable in all three areas—an indication of the level of difficulty associated with implementing such a strategy.

The initiative includes a range of measures, such as developing novel "eco-efficient" products and switching from petrochemical feedstocks to biomaterials. Developing eco-efficient products, defined as products designed for optimum environmental and economic performance—a practice already carried out by BASF—is also a way to strengthen competitive advantage, DSM says.

DSM's manufacture of environmentally sustainable products—materials that may be readily recycled or are biodegradable—is still relatively limited, however, says DSM vice chairman Jan Zuidam, speaking to *CW* at a recent meeting with journalists and



Cools-Kees: CSR can raise share value.



Zuidam: More than a PR exercise.

reductions will be in China. DSM's plants in China generate 57% of the group's sulfur dioxide (SO_2) emissions. The overall target is to reduce group-wide SO_2 emissions by 2010 to a quarter of their 2005 levels. DSM says it will spend about €50 million ($66 million) on environmental investments during the next four years, mostly in developing countries, to meet the emission-reduction targets. DSM will be able "to get permits much [more] easily," and attract "engaged" people and improve staff retention, as a result of the environmental strategy, the company says.

DSM's eco-efficient products include materials for a range of more energy-efficient and longer-lasting light bulbs being developed by electronics company Philips. As a result of using DSM's products, the eco-efficient light bulb contains fewer hazardous materials than conventional bulbs, DSM says. The project is profitable for DSM, the company says. BMW, Nokia, and Sony are among the other multinational manufacturers partnering with DSM

profitability," Zuidam says. "
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DSM says. Products deriv

SIGHT AND LIFE

SIGHT AND LIFE is an activity of DSM that contributes to improved nutrition, health and well-being in more than 80 developing countries across the globe. The program, launched some 20 years ago, was originally aimed at combating vitamin A deficiency. Vitamin A deficiency causes night blindness and loss of eyesight and it increases childhood mortality. Recently the emphasis of the program shifted from eye health only to 'sight' and 'life' combined. To this end the initiative is engaged in fighting 'hidden hunger' – malnutrition caused by micronutrient deficiencies. Current focuses of SIGHT AND LIFE are 'nutritional anemia', which affects approximately two billion people worldwide, and the 'double burden of malnutrition', in which malnutrition in all its forms is compounded by a lack of physical activity. This is particularly pernicious during the childhood phase of development and can lead to increased childhood mortality or a high risk of chronic disease in later life.



Since its creation SIGHT AND LIFE has spent more than $30 million on humanitarian and scientific projects. Together with the Vitamin Angels in Santa Barbara (USA) and the Ministry of Health of Honduras SIGHT AND LIFE launched a multiple micronutrient program in 2006 to combat malnutrition among 30,000 school children in Honduras. In the Federal States of Micronesia and Madagascar, nutrition educational campaigns were organized with local partners and film documentaries of the programs were produced. In Barcelona (Spain), SIGHT AND LIFE hosted a workshop with nutrition scientists from leading academic institutions and UN organizations including WHO, UNICEF, the World Bank and the World Food Programme, to develop sustainable solutions in the fight against nutritional anemia. In China, a similar workshop on vitamin A was organized in close collaboration with local organizations.



In 2006, 500,000 vitamin A capsules were provided free of charge to Christoffel Blind Mission (CBM) for various projects in Africa, Latin America and Asia. About 650,000 capsules were donated to Save the Children for projects in Africa, Asia and the Caribbean. Various initiatives are in the pipeline for 2007, ranging from a more intensive collaboration with the World Food Programme on school feeding in Cambodia and Tanzania to the publication of a book on nutritional anemia and other educational tools. A multiple micronutrient supplementation trial will be launched in Bangladesh together with Save the Children. SIGHT AND LIFE will also support a study of John Hopkins University (USA) assessing micronutrient supplementation in young Bangladeshi pregnant women. For more information please visit www.sightandlife.org.

Donations

Besides SIGHT AND LIFE, DSM spent approximately €1.5 million in 2006 on activities for the people living near its sites and on donations for community projects. An example is our program The Torch.

The Torch is burning

One of the campaigns that DSM set up as part of the company's 100th anniversary in 2002 was The Torch, a virtual 'torch' that is passed from one site to the next, with each site developing activities that benefit the local community. Between 2002 and 2006 more than 50 Torch projects were carried out. In 2006 we once again asked our employees to come up with ideas, and we received a large number of enthusiastic responses from all over the world. A selection round yielded 30 ideas that will be turned into reality. For extensive reports on the Torch relay see www.dsm.com.

Zhangjiakou, China

An idea submitted by Zhu Zhong, DSM Anti-Infectives

Cyclist safety by night: Two thirds of the Chinese population ride bicycles: without lights or reflectors, that is. "DSM values safety as a top priority, and we would like to extend this to the outside world," says Zhu Zhong. That is why, in September 2006, the children of the middle and high schools in Zhangjiakou city were provided with bicycle reflectors in order to make them ride more safely at night.

This Torch initiative is also aimed at enhancing bicycle safety awareness: not only among the schoolchildren, but – through them – also among their parents and other relatives, as well as bicycle manufacturers in China.



■ **DSM Anti-Infectives** (Zhangjiakou, China)

Linz, Austria

Methylene Blue in the fight against malaria

As part of the DSM Dream Action launched in 2002, DSM employees Wolfgang Schiek and Thomas Zich from Austria developed a program for treating malaria using a new variant of methylene blue. The program is still going strong and now focuses on a pill that does not have a foul taste, making it suitable for treating young children. Malaria kills between 1.5 million and 3 million people every year. The program is now managed by Gabrielle Kerber and Sascha Braune (both employed at DSM's site in Linz, Austria). Their main task in 2007 will be to find partners for producing and distributing the medicine.

Greenville, USA

An idea submitted by Lucy Montaquila, DSM Pharmaceutical Products

The therapeutic power of horseback riding: Rocking Horse Ranch, founded in 1991, is a non-profit agency providing therapeutic horseback riding to children and adults with disabilities throughout eastern North Carolina. "A unique experience," states Lucy Montaquila.

Her dream was to provide the ranch with a private and secure office along with office equipment to facilitate the therapeutic programs. In August 2006, funding for this project was requisitioned. Rocking Horse Ranch staff members and volunteers unanimously expressed their gratitude. Lucy: "I was very proud to display the DSM Torch flag to mark the occasion!"

Augusta, USA

An idea submitted by Wanda Chaote, DSM Fibre Intermediates

Better view of Mother Nature: The Phinizy Swamp Nature Park is located within a few kilometers from DSM's site in Augusta, Georgia (USA). It is a nature preserve that offers visitors the chance to see the blue heron, the red-shouldered hawk, the otter, the alligator and the elusive bobcat in their natural setting, hear the thrills of the kingfisher and the chorus of a thousand tree frogs. Wanda Chaote's Torch dream was to build an additional boardwalk and observation desk throughout the swamp in order to allow children and adults to explore a new area of this nature preserve. This initiative includes providing volunteers to guide visitors.

Whom we are talking with, and about what

In 2006 DSM developed new contacts or continued its existing contacts with ASN Bank, Triodos Bank and the Dutch Association of Investors for Sustainable Development (VBDO) about sustainable enterprise and transparent reporting; with Oxfam, Novib and Amnesty International about human rights; and with the World Bank, the World Food Programme and the World Business Council on Sustainable Development (in particular its China branch) about sustainable development.

In the World Business Council on Sustainable Development, DSM, Dow and DuPont took the initiative for the development of a new vision and a concrete strategy for sustainability in the chemical sector, together with several other large chemical companies. The reason for this initiative is that there is still a great deal of room for improvement on various fronts. Over 100 stakeholders from all over the world are helping in the development of this new vision.

In addition, every year we invite Greenpeace to give presentations and take part in discussions during our internal course on safety, health and the environment for manufacturing experts and other personnel.


Media
Potential employees
Governments
Employees
Customers & Suppliers
NGO's
DSM Corporate
DSM Business
Trade unions
Sector organizations
Neighbors
Shareholders
Other companies
Knowledge institutions

There are a number of topics that frequently recur in our contacts with stakeholder. Our positions with regard to these topics are described below.

GMOs and public perception

DSM was one of the first companies in the world to produce cheese rennet with the aid of genetically modified organisms (GMOs). This product is widely used across the world as an alternative to the conventional rennet obtained from calves' stomachs. And there are many more examples of the use of GMOs in the manufacture of human and animal nutrition and health products.

The benefits of the use of GMOs are a higher productivity, better products, less waste and lower energy consumption. Modified bacteria can for example produce up to ten times more enzymes per liter of reactor volume than their



■ **Minister van Ardenne-van der Hoeven**

Successful and an inspiring example to others

In today's world we face pressing social and environmental issues like climate change, competition for natural resources and the effects of poverty, especially in Africa. Governments alone will not be able to resolve them. We need business and civil society to work with government to address these issues and to create a more widespread awareness of them. I very much welcome efforts by companies like DSM to publish a sustainability report on their own environmental and social footprint. This kind of report helps to increase transparency and raise awareness among clients, employees, investors and civil society, though in future reports I hope to see more about the specific contribution being made to alleviate pressing global issues, like poverty reduction and achieving the Millennium Development Goals by 2015.
The DSM Supplier Code of Conduct is a good example of how to help counter adverse social and environmental effects in developing countries. I would therefore like to encourage DSM to expand the education and training of their suppliers in developing countries, thereby enabling SMEs to compete in the global marketplace and to be a successful and an inspiring example to others.

Agnes van Ardenne-van der Hoeven
Minister for Development Cooperation of the Netherlands

unmodified counterparts. The products we make with the aid of GMOs do not contain any GMOs. Despite these benefits, there is still some resistance to the use of GMOs. To a large extent, this appears to be due to a lack of familiarity with the technology. Therefore, besides ensuring sound legislation and effective compliance monitoring it is very important to be transparent and provide clear information.

Human rights
As a result of DSM's internationalization, the company's activities are spread over an ever-increasing number of countries, each with its own legislation and customs. DSM applies the DSM Values and subscribes to the international labor standards as formulated by the International Labor Organization, as well as the Declaration of Human Rights formulated by the United Nations. Among other things, this declaration states that all sectors of society, including companies, have a responsibility to respect and protect human rights. We strive not to violate this principle with our activities. Respect for human rights is an integral part of sustainable entrepreneurship. For the benefit of DSM, at the end of 2006 Amnesty International developed a training course on how to translate the issues of the human rights debate into everyday practice.

Some of the countries in which DSM is active have a certain risk profile. Our activities contribute to the development and improvement of the standard of living and the well-being of the population in these countries, and we will in principle not develop activities in countries against which the United Nations have imposed economic sanctions.

Animal studies
DSM is committed to enhancing the quality of life by developing new materials and ingredients for e.g. human and animal nutrition, personal-care products and pharmaceuticals. We are required to establish the beneficial properties, safety and environmental compatibility of our products. These assessments often necessitate the use of live animals. We differentiate between feeding trials and animal tests for safety & efficacy.

Feeding trials on farm animals are performed under conditions comparable to those at animal farms. These trials are required by law, to demonstrate the nutritional benefits of feed additives (such as vitamins, carotenoids and feed enzymes) in farm animals.

Animal tests for safety and efficacy are aimed at gaining insight into the safety and mode of action of substances and are required by regulatory authorities. DSM ensures that such studies are always performed responsibly, using state-of-the-art techniques, while respecting animal welfare and complying with legal guidelines. In safety and efficacy testing we are committed to replacing, reducing and refining animal studies (3Rs) as much as possible by using strict internal controls, integrated screening and evaluation systems making use of computer modeling (the so-called in silico tests) and in vitro test systems.

One key, one door; new enzyme legislation in Europe

Enzymes are becoming increasingly important for the production of food. They play an important role in improving aspects such as taste, texture and nutritional value. The use of enzymes in food products is regulated in new European legislation on so-called Food Improvement Agents, which include colorants, sweeteners and flavorings. DSM is of the opinion that a central European organization, the European Food Safety Authority (EFSA), should be made responsible not only for approving the use of enzymes but also for assessing their safety. In this way, the co-existence of different standards within the European Union can be avoided and a high level of quality can be maintained.

Open and transparent

"DSM's Triple P Report for 2005 is open, transparent and highly informative. Stakeholders will read it with interest. One of the suggestions we would like to make is to include more opinions of customers in a future edition."

Catherine Rubbens, director of Products & Services, CSR Europe

Safety studies on animals are performed according to official guidelines requested by legal authorities. Efficacy tests in laboratory animals are performed to identify and develop health beneficial ingredients for human nutrition.

We monitor developments of alternative methods, and we actively support the development and validation of alternative methods relevant to our purposes. One example in 2006 was that we now need fewer tests to establish the safety of certain enzymes produced by the fungus *Aspergillus niger*. Furthermore, *in silico* safety assessments with DEREK and METEOR facilitated the registration of a sun filter in Australia and helped to skip a subchronic toxicity study in rodents which was demanded by the Australian authorities.

DSM is involved in the European Partnership for Alternative Approaches to Animal Testing (EPAA). This is a platform set up by the chemical industry and the European Commission with the aim of promoting research into and legal acceptance of alternative methods.

Theme pages

More with less

On how to achieve greater prosperity for more people within the constraints imposed by our planet

Business in the battle against poverty



On the importance of Base of the Pyramid and what DSM intends to do in this field

The mountains are high ...



On entrepreneurship in China – the hurdles and the opportunities

More with less

On how to achieve greater prosperity for more people within the constraints imposed by our planet



More with less

Climate change, greenhouse gases and dwindling oil and gas reserves: these global trends are highly relevant to DSM. Where possible, we are actively helping to find solutions.



More people

The world population is expected to increase from 6 billion to 9 billion between 2000 and 2050. This, combined with the increase in overall wealth, will push up the demand for products by 3-4% per year on average (with growth rates ranging from 2% in Europe and the United States to around 10% in countries like Brazil, Russia, India and China). Even at today's global population level it is a major challenge to meet the growing demand, and this challenge will only become bigger. In order to meet it in a sustainable way we will at any rate have to make our manufacturing operations much more efficient, which means that we will need to make more products using less energy and raw materials.

Energy use

Most of the energy that DSM uses to power its production processes is generated from fossil fuels. DSM's global energy use (including electricity purchased from third parties) amounts to about 75 PJ (Petajoules). We spend about €800 million per year on energy, representing about 10% of our annual sales.

This energy use generates more than 5 million tonnes of CO_2 emissions per annum. DSM's policy is to improve its energy efficiency on an ongoing basis, not only with regard to fossil fuels but also with regard to alternative resources.

Over the last 25 years, DSM has increased its energy efficiency by about 1% per year on average. This means that today, 25% less energy is needed than in 1980 to make the same product. Benchmark studies have shown that DSM's Dutch-based plants rank among the most energy-efficient in the world.

Tightening up the efficiency target

One of DSM's targets for 2010 is to improve its energy efficiency by 5% worldwide relative to 2005. In 2006, projects were started at three sites to analyze the improvement potential with regard to our energy and raw-materials use and see whether the efficiency improvement process can be speeded up. In 2007 this program will be continued at a number of other sites. Depending on the outcome we may decide to further tighten up our efficiency target in 2007.



Global warming called 'unequivocal'; damage will continue for centuries

The Grangemouth Oil Refinery in Scotland. Improvements in climatology have allowed scientists to become far more confident in their global warming predictions.



■ Improving DSM's energy efficiency by 5% will have the same effect (in terms of reducing CO_2 emissions) as 85 large wind turbines generating 2 MW of electricity each.



Raw materials

Over the past few years DSM has become less dependent on oil and natural gas because the company has sold its petrochemical businesses and has expanded in life science businesses (food, feed and pharma). Industrial biotechnology is an important growth area. Today, this technology mainly uses sugar as a feedstock. It is expected that in the long term it will be possible to produce more products and materials with the aid of biotechnological methods and using other feedstocks besides sugar (for example starch or cellulose). An increasing demand for biofeedstock should not lead to damaged ecosystems, erosion or deterioration of the quality of agricultural land. DSM and other companies have warned that governments should emphatically take these and other undesirable effects into account when granting subsidies to encourage the use of 'biofuels'.

Alternative energy currently no option

If DSM were to use wind energy or biomass instead of fossil fuels, energy costs would rise from the current €800 million to between €2 billion and €3 billion per year (based on today's cost levels). So apart from the aspect of limited availability, alternative energy sources are currently no realistic option from an economic point of view.

Sustainable CO_2 emissions trading

Reducing CO_2 emissions should bring economic gains. That is what the emissions trading system that was introduced in the European Union in 2005 aims to achieve. Under this system, companies are granted limited emissions allowances, which they can use or trade. But the problem is that these allowances are granted on the basis of past emissions. Companies that lower their emissions will see their future emissions allowances reduced. So they cannot be sure of the benefits of investing in emissions reduction. Moreover, companies that gain market share have to buy additional emission allowances. As a result, the European Union, a region where manufacturing costs are already relatively high, will become even less attractive to companies that want to expand. DSM therefore recommends that emissions trading be based on the so-called Product Standard Rate (PSR). Companies that produce more efficiently than this norm would then be able to sell emission allowances, whereas companies producing less efficiently than the PSR would have a choice between investing in reduction measures and buying additional emissions allowances.



Nature as a source of inspiration

'Materials from nature can inspire improvements. Nature has spent millions of years developing smart solutions. So why should we try to reinvent the wheel?'

Jos Put, DSM's Chief Technology Officer, in 'Zelfdenkende pillen' ('Smart pills'), a publication issued to mark the 50th anniversary of the Eindhoven (Netherlands) University of Technology.

Melamine panels based on straw?

DSM produces melamine, a powder that is used mainly in glues and in impregnating resins for panels made from wood chips. Such panels are used in the construction industry and in furniture, kitchens and the like. Recently, a search was initiated to find ways of using alternative materials. Straw would be a good candidate because it is a waste material that causes problems in many areas. Straw takes very long to degrade, which is why farmers often burn it, causing soot emissions. DSM has developed a process to remove the wax layer from grain straw and then glue the material with melamine resin to obtain 'straw panels' that are of the same quality as panels based on wood chips. In 2007 pilot projects will be carried out, and the first commercial applications in for example furniture will be launched from mid-2008.

Business in the battle against poverty

On the importance of Base of the Pyramid and what DSM intends to do in this field





Business in the battle against poverty

The four billion people in the poor regions of the world (the so-called Base of the Pyramid, BoP) represent an economic and social potential that has remained largely untapped until now.





■ **Oscar Goddijn** / Business Incubator



■ **Manon Schuurman** / Manager BOP

The development of economic activities involving these four billion people will be a source of growth and a sustainable way of improving the situation of the poorest sections of the world's population. This is one of the reasons why DSM has begun to set up BoP activities. A lot of ideas have been collected and DSM's organization of young graduates – DSM Next – is contributing with great enthusiasm. Finding new ways to innovate will be one of the keys to success in these new markets.

Following a kick-off workshop in April 2006, where Jan Zuidam, deputy chairman of the DSM Managing Board, was one of the initiators, DSM started to build the required knowledge base and networks. The aim is to build up sustainable, profitable businesses in partnership with local entrepreneurs who serve customers at the base of the pyramid. This will at the same time stimulate economic activity and improve the quality of life and work of poor sections of the population. In the initial, exploratory phase DSM has shared experiences with other international companies (for example Philips and Unilever), NGOs and local partners in India. In early 2007 we started making preparations for our first projects in India. These projects will be focused on three topics: increased production of milk, better nutrition and the development of sustainable construction materials.

In our report for 2007 we will provide a more detailed and quantitative report on our activities in this field. For more information on our BoP activities see www.sustainability.dsm.com. DSM's BoP activities have been included in the DSM Innovation Center.


Wharton School Publishing
C.K. PRAHALAD
THE FORTUNE AT THE BOTTOM OF THE PYRAMID
ERADICATING POVERTY THROUGH PROFITS



Wanted: imagination and patience

"BoP represents a challenge to DSM. DSM will need to gain insight into the needs of people with whom it has had little or no contact so far: consumers with low incomes and small-scale entrepreneurs. It is a task that will require imagination, patience, and a willingness to experiment. But the potential revenues are substantial: new sources of sustainable value creation plus the opportunity to contribute to the development of local economies in regions where this is badly needed."

Erik van Dam
Triple Value Strategy Consulting



Chen Ying / Manager NIP China

Nutrition Improvement Program

Approximately one third of the world's population suffers from malnutrition, the so-called hidden hunger. According to the World Bank, the most effective way to combat malnutrition is by fortifying staple food with essential vitamins and minerals. The Nutrition Improvement Program (NIP) of DSM Nutritional Products aims to contribute to staple food fortification by offering scientific, technical and educational support as well as tailor-made, effective and affordable product forms.

In 2006, NIP strengthened its relationship with the Canada-based Micronutrient Initiative (MI), a powerful organization dedicated to eliminating vitamin and mineral deficiencies worldwide. In addition, NIP joined forces with AED (the Academy for Educational Development) and SUSTAIN, two semi-governmental organizations that operate from Washington (USA), with the common goal of collaborating in areas of specific competence of each partner aimed at improving the micronutrient status of populations at risk in an effective, safe and sustainable way. NIP also collaborates with Unicef, the World Bank and the Bill Gates Foundation.

On the industry side NIP is working with Bühler (Switzerland) on the development of fortified rice and with Coca-Cola on nutrition programs for children in primary and secondary schools in Africa.

Besides the existing projects, new compulsory food fortification programs have been started in Zambia, Ghana and Jordan with vitamin premix sourced from DSM. In 2006, NIP hired local program managers in India and China in order to support and partner with local organizations and government institutions.

It is estimated that in total between 250 million and 500 million people will benefit from the activities organized by NIP.

The activities planned for 2007 include various projects in China, a new alliance in India, the development of a partnership with a United Nations organization and collaboration with an industry partner.

The New York Times
nytimes.com

Malnutrition Is Cheating Its Survivors, and Africa's Future

By MICHAEL WINES

In this corrugated land of mahogany mountains and tan, parched valleys, it is hard to tell which is the greater scandal: the thousands of children malnutrition kills, or the thousands more it allows to survive.

Malnutrition still kills here, though Ethiopia's infamous famines are in abeyance. In Wag Hamra alone, the northern area that includes Shimider, at least 10,000 children under age 5 died last year, thousands of them from malnutrition-related causes.

Yet almost half of Ethiopia's children are malnourished, and most do not die. Some suffer a different fate. Robbed of vital nutrients as children, they grow up stunted and sickly, weaklings in a land that still runs on manual labor. Some become intellectually stunted adults, shorn of as many as 15 I.Q. points, unable to learn or even to concentrate, inclined to drop out of school early.

There are many children like this in the villages around Shimider. Nearly 6 in 10 are stunted; 10-year-olds can fail to top an adult's belt buckle. They are frequently sick: diarrhea, chronic coughs and worse are standard for toddlers here. Most disquieting, teachers say, many of the 775 children at Shimider Primary are below-average pupils -- often well below.

Eyes opened

At the DSM Next conference held in 2006, Toine van den Berk of DSM Sourcing and Jilco Schuurmans of DSM e-Business won a trip to India to help local non-governmental organizations. On returning from their trip they were both totally convinced that BoP has great potential to increase the prosperity of the local population and to enable DSM to keep its operations sustainable. Jilco: "You can really make a difference, but you have to have an open mind." Toine: "You have to be able to think outside the box and consider all the possibilities with an open mind. The main thing is to recognize the needs of the local people and what they have to offer." Jilco warns: "But you have to have staying power. It would be a mistake to think you can make a quick buck out of this."



mountains are high ...

On entrepreneurship in China – the hurdles and the opportunities



The mountains are high...

China is very important to DSM. In this country, with its tremendous economic growth, we have 3,500 employees and are rapidly expanding our presence.



One of the goals of our Vision 2010 strategy is to achieve a sales level of more than USD1 billion in China in 2010. In 2006 we made a good start towards this goal. But what are the realities of everyday life and work in China, behind those 'big numbers'?

Ruud Derks, general manager at the DSM Anti-Infectives site in Zhangjiakou (a city of four million inhabitants), tells us what it is like to do business in his region. "We at DSM apply high technological standards and uniform safety rules everywhere in the world. Environmental legislation here in China is often just as strict as it is in Europe or the United States, but not everyone interprets the laws in the same way. As the people here sometimes say, "The mountains are high and the emperor is far away". The enforcement of legislation is more or less a gray area here. Moreover, in some parts of China it is customary to pay someone to get favorable treatment. That is something we will never do. It may mean that we lose an order once in a while, but in matters like this you have to make clear choices and stick to them.

"China is moving incredibly fast. Europe sometimes needs 15 to 20 years to introduce new rules or a new policy, but China only needs a couple of years. This rapid development can however give rise to problems. Pollution is one of them. Safety and health are also important issues in Chinese companies. DSM wants to be a front-runner in this field. We provide training not only to our own people but also to contractor employees. In the regions near Shanghai or Beijing, salaries are five times as high as in the rest of the country, which means that here in Zhianjiakou we will have to make an extra effort to develop and retain good professionals. For example by offering better training."

Acquisitions, standards and dilemmas

DSM Anti-Infectives took over a plant in Shangyu (China) last year. The Due Diligence investigation had revealed that the plant did not meet DSM's SHE standards. Taking over the plant would entail the risk of a decline in SHE performance in the short term. But not taking over the plant would mean missing out on business opportunities. DSM decided to go ahead with the acquisition. Additional funds were made available in view of the higher costs needed to implement the necessary improvements at an accelerated pace. One such improvement is the construction of a wastewater treatment plant, which will come on stream in 2007.



Ruud Derks / General Manager DSM Anti-Infectives Zhangjiakou, China



▢ **Prof. Yu Xiao Dong** / director of Public Nutrition and Development Center China

DSM has a number of food fortification projects in China as part of the Nutrition Improvement Program and SIGHT AND LIFE. In these projects it collaborates with Unicef and the People Nutrition Development Center (PNDC), a government-affiliated but independent organization. In 2007 the results of a study into the provision of vitamin supplements to pregnant women (in order to boost children's health even before they are born) will become available.

A DSM pilot project in Lanzhou and Chengde involving the fortification of flour with vitamins and minerals has demonstrated that flour fortification has a positive effect on health. DSM is therefore making an effort, again together with Unicef and PNDC, to make the fortification of flour and rice mandatory in China. It should be noted, however, that the need for vitamins and minerals differs from one region to another.

Prof. Yu Xiao Dong: *"Five years ago the Public Nutrition and Development Center China, PNDC, was set up with support from the Chinese government. One of its aims is to give an extra boost to the food fortification programs in China. Over the past few years DSM has supported us by offering technical advice and information about similar projects in other parts of the world and by providing vitamin preparations for scientific tests. We are delighted that China's eleventh five-year plan includes food fortification programs. This is partly due to DSM's support and we therefore look forward to continuing our partnership in the future."*



Collaboration key to Dutch firm's growth in China

By Guo Li

Leading Dutch chemical company DSM is planning to increase its China-based production.

"We are hoping to expand our China production by collaboration and acquisition," said Jiang Weiming, corporate vice-president of the group.

No specific details were released about projects, but Jiang revealed they would focus in the areas of antibiotics, vitamins, coating, structural resins, engineering plastics and fibre intermediates.

In its latest move, DSM agreed to invest 1.3 billion yuan (US$163 million) in North China Pharmaceutical Group Corp, whose main products are antibiotics and vitamin C. The deal is still going through the government approval process. If the venture is approved, it will allow DSM to sell vitamin C in China for the first time and gain a foothold in the antibiotics sector in the country.

Jiang described the deal as a win-win situation.

"It will help the State-owned company to boost its exports as well as enhance DSM's China production," he said.

"DSM's China business is growing fast and by 2010 China will hopefully become DSM's second largest market in the world."

China contributed US$600 million to DSM's whole business in 2005, when its global revenue was 8 billion euros (US$10 billion). And since the announcement of a Vision 2010 programme in 2005, which focused its development on China and continuous effort on innovations, DSM has made concrete progress in China, according to Peter Elverding, chairman of the DSM Managing Board.

In the last 12 months, DSM's total capital spending related to projects completed or initiated amounted to approximately US$120 million. After completion, these projects will generate more than US$200 million in additional annual sales.

After opening its first representative office in Beijing in 1993, DSM is currently involved in eight joint ventures and 11 wholly owned enterprises. In 2004, DSM founded DSM (China) Ltd as the headquarters of the DSM group in China.

As well as a R&D centre in Shanghai and a plastics development and service centre in Jiangyin, Jiangsu Province, DSM has opened a joint lab with Shanghai's Fudan University.

"DSM remains confident it will achieve its target of doubling sales in China to US$1 billion by 2010," said Elverding, at a recent press conference. And the company also hopes its production capacity will be three times the current one by 2010.



可持续发展指数再居全球化工行业第一

帝斯曼要执行更严格环保标准

本报讯(记者 方芳)在近日公布的道琼斯可持续发展全球指数中，荷兰帝斯曼公司再次名列化工行业第一。这是帝斯曼连续第三年成为全球化工企业可持续发展的领头羊，而其三年成功蝉联榜首的原因是始终如一将可持续发展融人到业务战略中。

帝斯曼在中国生产和推广维生素、抗生素、涂料和结构树脂、工程塑料及纤维中间体，其产品被广泛应用于诸如人类和动物营养保健、化妆品、制药、汽车和运输、涂料、建筑、电子与电气等行业的终端市场。在今后几年中，帝斯曼集团将逐步升级改进下属的生产工厂，以确保旗下全部工厂（包括欧洲和美国以外的工厂）符合更为严格的欧美环保标准，新建和改建工厂已经按此标准执行，已建成的工厂也会在5年内逐步达到这个标准。新标准配合各项措施的落实，将使帝斯曼在全球减少75%的二氧化硫和20%的氮氧化物气体排放量。

道琼斯对帝斯曼可持续发展情况的评估报告这样写道：帝斯曼通过自己的3P原则(People(人)、Planet(地球)、Profit(利润))，即人、地球和利润推动可持续发展。这个原则对企业治理和风险管理、创新、职业健康及安全，以及人力资源开发尤其关注。2005年，帝斯曼公司还设立了直到2010年的新环境目标，其中包括通过白色(成工业化)生物科技实现可再生资源对石油衍生物的替代。

▢ **Social matters in China**

It is generally known that the Chinese government is implementing major reforms at a tremendous speed. But some things have not changed. For example, China still has a single, central trade union. The DSM organization in Zhangjiakou has a trade union that reports to the central union's branch in Zhangjiakou, in an 'upward cascade' that goes to the province and ultimately the state. This Labor Union has been assigned the task of representing the interests of the employees and supporting the company. All employees of DSM Zhangjiakou are members of this Union and DSM pays the cost (a fixed annual percentage of overall wage costs). The employment terms and conditions are established annually by DSM management, the Labor Union board and the members. DSM Ziangjiakou has a 40-hour working week, and the workers receive extra pay for working in overtime and for shift work. DSM pays all social security premiums, including health insurance for all employees. Only 15% of the Chinese working population have a health insurance.



Face2Face

DSM has always attached great value to good relationships and an open dialog with its employees, including in China. Every quarter DSM Zhangjiakou holds a progress meeting. These meetings are attended by about 100 employees. Every two months a 'Face2Face' session takes place to enable individual employees to have a personal conversation with the general manager and the personnel manager. The unit also has a comprehensive internal magazine, which is published every quarter and includes contributions from employees.

People

- New strategic HR objectives for the period 2006-2010
- Ever-increasing attention to health and stress
- Accident rate reduced by 6%
- Further increase in inflow of executives, female managers, experienced and new academic hires



Number of employees by region in 2006
Total
Inflow
Outflow
Netherlands 7,061 538 570
Rest of Europe 6,976 564 534
North America 2,660 358 350
China 3,031 339 230
Rest of Asia-Pacific 1,188 104 89
Rest of the world 1,240 38 21
0 2,000 4,000 6,000



Workforce diversity
% non-Dutch
non-Dutch executives 21%
Management (incl. executives) 37% 35%
Other 69% 71%
0 25 50 75 100
2005
2006
% women
female executives 7%
Management (incl. executives) 13% 13%
Other 22% 23%
0 25 50 75 100
2005
2006



Net sales per employee
(x € 1.000)
2005
2006
Nutrition 344 307
Pharma 195 192
Performance Materials 545 590
Industrial Chemicals 752 857
Other 210 162
0 250 500 750 1.000



Absenteeism
(in %)
Netherlands 3.4% 3.6%
Rest of Europe 3.3% 2.9%
North America 1.6% 1.3%
China 0.7% 0.4%
Rest of Asia-Pacific 1.2% 1.3%
Rest of the world 1.6% 1.2%
2005
2006
0 1 2 3 4



Number of hours of training per employee
Total 15 14
2005
2006
0 15



Resignations
(as % of total number of employees)
3.2% 3.6%
2005
2006
0 1 2 3 4

New HR strategy: Passion for People

On the basis of our *Vision 2010* strategy, we formulated new and challenging HR targets in 2006. It will become increasingly important to increase our employees' productivity and maximize their potential in order to achieve our goals in an international and competitive environment. At the same time, we want to continue to live up to our principles and values in everything we do.

Objectives for the next few years:

1. Set up regional infrastructures in China, the United States and Europe to attract new talent (in 2007)
2. Further strengthen succession planning in 2007 and 2008 for the business groups and for DSM as a whole (from 2007)
3. Increase focus on leadership development (from 2007)
4. Introduce SAP-HR in the United States and the Netherlands (in 2007)

Our HR strategy revolves around four key HR strategic themes, which together form the basis for managing and improving DSM's performance.

Passion for people


HR strategic themes
HR Enablers
Strategic objectives

In line with our new strategy we already made several moves in the HR field in 2006. They are briefly discussed below.

Organizational alignment

DSM has changed its organizational model in order to be able to implement the *Vision 2010* goals and increase efficiency. The changes serve the following purposes: better alignment between the organizational model and the current and future business portfolio, increased external focus and reinforcement of innovation and New Business Development.

Innovation

Besides organizational changes, measures have been taken to significantly strengthen specific activities. Innovation is a good example. In 2006 the DSM Innovation Center was set up. This center will support innovation in the broadest sense and will accommodate various functions, from the Business Incubator through Venturing and Intellectual Property to the four Emerging Business Area teams that have been set up to help give shape to the Vision 2010 strategy. Extra financial resources are being made available and new people have been recruited.

Talent

DSM is putting a great deal of effort into the recruitment of new employees. The company is growing and needs new people, especially people with a science background. In addition, DSM provides its current employees with maximum support in further developing their knowledge and skills. The current labor shortage is expected to continue. That is why DSM is raising its profile as an employer by means of targeted campaigns in Europe, the United States and China.

Diversity

DSM's increasing international spread, significant business expansion, the aforementioned drive for innovation and the ongoing 'war for talent' are elements underscoring the need to further increase diversity. DSM will attract a broader and more globally oriented workforce and foster a leadership style that inspires employees with different nationalities, cultural backgrounds and expectations, both men and women. The current resourcing need arising from our growth strategy gives DSM the opportunity to realize a diversity boost. In 2006 the inflow of executives, female managers and experienced and new academic hires showed a further increase. About 60% of these new people are non-Dutch, and 30% are women. The inflow of female executives doubled, but this did not as yet lead to the desired increase in the total number of female executives.



■ **DSM in Geleen / Netherlands**



■ **DSM in Shanghai** / China

Working Climate Analysis
At the end of 2007 DSM will carry out its second Working Climate Analysis to measure the motivation and commitment of its workforce. The first Working Climate Analysis, conducted in 2004, revealed that DSM scored above the industry average on many fronts. It also revealed a number of points that needed to be improved, for example job security, the company's perceived innovative power and management follow-up on suggestions made by employees. These and other issues will be the subject of the new Working Climate Analysis.

Internal communications
Internal communications on the *Vision 2010* strategy that DSM announced towards the end of 2005 continued throughout 2006. Key messages were distributed and materials produced. Careful preparation had gone into the ensuing cascade, facilitated by our internal communications community, a global DSM network of internal communicators and human resources professionals.

A global employee survey on *Vision 2010* in 2006 showed that there was room for improvement in further translating generic corporate messages into local motivators and actions. DSM made a start on generating line manager and employee engagement through a two-way dialog about the strategy, fostered with the aid of communication channels that invited a bottom-up discussion and sharing of ideas. The communications mix entailed a variety of corporate and business group tools, complemented by online channels and weblogs.

Furthermore, DSM will launch a global story-telling initiative in 2007 to encourage its employees to share stories about teamwork, original thinking and initiative-taking. DSM has both ambitious targets and the confidence that its employees can make them happen by sharing a wealth of knowledge and ideas.

The realities of plant closures

Plant closures are just as much a part of reality as plant construction. In mid 2003 DSM announced that it would close the elastomers plants in Addis (Louisiana, USA) in the second half of 2004. This decision affected a total of 230 people, both DSM personnel and contractor personnel. The 65-hectare site included three large plants, four finishing sections, steam boilers, water and air treatment units, storage tanks and warehouses, loading and unloading facilities for trains and trucks and offices.

Immediately after the announcement, DSM launched a program to keep the workforce motivated to continue to work for the company for a few more years. And after they became redundant, these people did not receive a severance pay but their salaries were continued for a maximum of 12 months until they had found new jobs. DSM actively helped them find these jobs. This helped motivate the employees to continue to give top priority to safety in this difficult period. Practically all of the employees succeeded in finding new jobs.

To manage the demolition work the Omega project was launched. A lot of things needed to be done: the safe disposal of asbestos and hazardous waste, the demolition of the plants and the excavation of about eight hectares of land. In the entire project (about 240,000 man hours in the period 2004-2006) not a single accident occurred. We are very proud of this. A few figures will serve to illustrate the immense magnitude of the project: we had to move 1565 truckloads of waste and rubble, 900 truckloads of contaminated soil, 2,000 truckloads of recycled concrete and 2,500 truckloads of contaminated mud. Close to 40 contractors were involved in the project, mainly for the safe disposal of hazardous substances such as PCBs, asbestos and radioactive materials.

In early 2007 the Louisiana authorities will verify whether DSM has done the job properly.

Training at the DSM Business Academy in 2006

In the tables below an overview is given of the training programs provided by the DSM Business Academy and the numbers of participants in these programs. The Academy provides training to employees in the management development target group. Every DSM manager takes part in a training program every 2-3 years. In 2006 nearly half of all managers, potential managers and senior professionals took part in a training course at the Academy. The courses were provided in the Benelux countries, Switzerland, the United States, Singapore, India and China.

Totals	
Number of training programs	108
Number of program days	225
Number of participants	2,058

Number of participants per program	
Management and leadership programs	464
Introduction programs	278
Coaching programs	326
Communication programs	60
Program for finance & control professionals	105
Program for marketing professionals	56
Program for project management professionals	229
Program for supply chain management professionals	58
Safety, health and the environment	482
Total	2,058

New programs in 2006	
Professionals program	32
Management program	52
Executive leadership program	51
Program for experienced managers	22
Total	157



■ **DSM in Geleen** / Netherlands

Near misses
Over the past few years we have encouraged all DSM employees and contractor employees to report all incidents and unsafe situations so that we can investigate these and take preventive action where necessary. We have noticed that people are becoming increasingly aware that they will not be punished for reporting unsafe acts or incidents. We conclude this from the fact that the number of near misses reported in 2006 increased, whereas the number of accidents decreased.

SHE training
Years ago, DSM made it mandatory for all its managers to take part in SHE Leadership training courses at least once every five years. In 2006 two new training programs were developed: SHE for new employees and SHE for first-line supervisors.

Safety
The number of recordable accidents per 100 employees (Flrec) decreased from 0.95 in 2005 to 0.89 in 2006 (both DSM personnel and contractor personnel). Recordable accidents are accidents requiring medical treatment. About a third of all recordable accidents (0.34 per 100 employees) resulted in the loss of more than one workday. In 2005 this figure was 0.33 per 100 employees.

The corporate safety target for 2010 is to halve Flrec relative to 2005. This means that this indicator should be 0.48 in 2010. To achieve this, we are running several programs focusing on compliance, behavioral safety and training. These programs will run for several years and will cover all DSM sites. DSM expects that they will bring the target within reach.

Contractor safety in India

In 2006 various projects were carried out in India without a single lost workday case or restricted workday case involving DSM or contractor personnel. At the DSM Anti-Infectives site in Toansa, two projects were executed (Chameleon and Lotus) which involved a total of 2 million man hours.

The project name 'Lotus' refers to the new plant DSM Anti-Infectives recently built in Toansa for the enzymatic manufacture of Purimox®; The 'Chameleon' project concerned the improvement and capacity increase of 6-APA production (a base material for Purimox®) on the same site. At peak moments around 1200 employees were working on the site, even in the summer, with temperatures rising to over 45 Centigrade.

Biomedical materials consortium

At DSM's initiative, a BioMedical Materials consortium (BMM) has been set up in the Netherlands. BMM is a program in which companies and knowledge institutes have joined forces for a period of five years to develop new biomedical technologies for the healthcare sector. The development of biomedical materials is one of the spearheads of DSM's *Vision 2010* strategy. One of the reasons is that social trends such as the ageing of the population, changing lifestyles and an increasing emphasis on quality-of-life issues call for new and improved medical treatments and therapies. Biomedical materials might be used in treating cardiovascular diseases, bone and cartilage problems, oncological diseases and kidney diseases. BMM will also carry out research into the use of biomaterials for targeted and controlled drug release in the body and into the development of thin antimicrobial coatings for medical devices to prevent infections.

The partners in the consortium include Philips Research, Organon, Medtronic, Fuji Life Sciences, the Maastricht Academic Hospital, the Universities of Maastricht, Eindhoven and Twente and the Dutch Kidney Foundation. The BMM program is expected to start in the spring of 2007 with a provisional budget of €120 million and will run for five years.

SHE Award 2006

DSM annually grants a SHE Award to the DSM site that showed the best SHE performance. In 2006 this award was won by DSM Resins Desotech in Stanley (USA). Five sites had been nominated. The SHE Improvement Award for the site that had made the greatest progress in improving its SHE performance went to DSM Composite Resins Schoonebeek in the Netherlands.

Contractor safety

DSM pays just as much attention to the safety, health and well-being of contractor personnel as it does to the safety, health and well-being of its own personnel. In 2006, as in previous years, we put a great deal of effort into ensuring the safe execution of projects, in collaboration with contractors and their personnel. Examples are the demolition project in Addis (USA), the conversion of our caprolactam plant in Nanjing (China) and new construction projects in Toansa (India).

Isala and DSM Coating Resins

Over the past two years the Isala clinics in Zwolle (Netherlands) have collaborated with DSM Coating Resins to improve patient safety. Patient-safety awareness among the clinics' personnel greatly increased in 2006.

DSM provides the clinics with advice and support in analyzing specific incidents. In addition, the partners are working on patient-safety issues in the regional healthcare chain, which includes nursing homes and rehabilitation centers. The knowledge center on patient safety that the Isala clinics set up in early 2006 is working on these issues. To increase the role of managerial staff, the clinics' management and medical staff representatives took part in leadership training courses provided by DSM. Based on these training courses, an instructional video was made which emphasizes the importance of an open communications culture. The video is used in various hospitals and has been shown at several congresses. The Isala clinics and DSM Coating Resins will continue their close partnership in the years to come. In 2006 our organization in Delft (Netherlands) also developed good contacts with the local municipal hospital, and similar contacts were developed with the hospitals of Lelystad and Emmeloord (also in the Netherlands). DSM is also providing advice on the setting-up of a safety management system for ten other hospitals in the Netherlands.



■ **Jaap de Bruin** / SHE Manager DSM Resins

Made in Mirrors

DSM is taking part in a cultural exchange project between the Dutch province of Limburg and the Chinese province of Guangzhou. In this project, two museums play a special role: Het Domein in Sittard-Geleen (Netherlands) and Vitamin Creative Space in Guangzhou (China). The exchange project is co-sponsored by DSM. It includes visits by Dutch artists to DSM plants in China and visits by Chinese artists to DSM plants in the Netherlands. The artists will create new works based on the experiences gained during these visits.

DSM has an art collection comprising some 2000 works. Originally, the collection contained works from artists from the Dutch province of Limburg, DSM's home base, but over the last few years it has become increasingly international. The DSM collection revolves around three key themes: man, science and technology.





■ L. to r. **Catharien Romijn**, Art Curator DSM, **Zhang Wei**, Board Member Vitamin Creative Space Guangzhou, **Cristine de Baan**, Board Member Made in Mirrors and **Stijn Huijts**, Museum Het Domein, Sittard.

Health

In 2006, 15 occupational illness cases were reported, compared to 19 in 2005. In 2006 we instructed all business groups to check the quality and completeness of all risk analyses and preventive measures, with a special focus on the risk of exposure to hazardous substances and workplace ergonomics.

Work pressure and stress

Besides paying attention to unsafe situations and exposure to potentially harmful substances, we have been focusing more systematically on work pressure and stress over the last few years. In 2006 we developed a Global Health Management approach that enables us to provide employees and management with practical tools.

To verify whether this new approach was workable we carried out two pilot projects. We will report on both projects and their follow-up in our report for 2007.

Avian flu

DSM has thoroughly prepared itself for the threat of an avian flue pandemic. We have plans in place to protect our employees against virus infections and secure the continuity of our business processes. Based on the information we receive from for example the World Health Organization and from the various regions in which we operate, we will continually update our plans.

Planet

- SO_2 (sulfur dioxide) emissions and respirable-dust emissions were structurally reduced as a result of the installation of a desulfurization unit at DSM Nutritional Products in Wuxi (China) and a filtering unit at DSM Fibre Intermediates in Nanjing (also China), respectively.
- At DSM Food Specialties' site in Seclin (France) a wastewater treatment plant came on stream and the DSM Anti-Infectives site in Zhangjiakou (China) has discharged its wastewater via an external wastewater treatment plant since 2006. As a result, the COD load (chemical oxygen demand) on surface waters has structurally decreased.
- The WorldWise project (involving the setting-up of a single central database containing safety and environmental data on all DSM products) was completed. Whenever new products are added to DSM's portfolio through innovations and acquisitions, the database will be updated.


Emissions to air
Respirable dust (t/year)
2005
2006
0
250
500
750
1,500


Emissions to air
SO2 (t/year)
2005
2006
0
1,000
2,000
3,000


Emissions to air
NOx (t/year)
2005
2006
0
5,000


Emissions to air
N2O (t/year)
2005
2006
0
10,000
20,000


Emissions to air
Volatile organic compounds (t/year)
2005
2006
0
2,500
5,000
7,500


Emissions to water
COD (t/year)
2005
2006
0
10,000
20,000
30,000


Energy use
(in PJ)
2005
2006
0
25
50
75
100


Landfilled non-hazardous waste
(t/year)
2005
2006
0
15,000
30,000
45,000


Landfilled hazardous waste
(t/year)
2005
2006
0
150
300
450
600

The above diagrams summarize DSM's total emissions in 2005 and 2006 for nine environmental parameters.

Unless otherwise stated, the overall emissions figures reported here include all sites where DSM has had a majority interest or managerial control for at least one complete year. An important newcomer in 2006 was DSM NeoResins, which has now been included in our Triple P Report for the first time.

Environmental targets for 2010

The table below shows DSM's reduction targets for 2010 relative to 2005. They have been corrected for product portfolio shifts and changes in production volumes.

Emissions to air:	Emissions to water:	Miscellaneous:
Respirable dust: 75%	COD:15%	Energy consumption: 5%
SO_2: 75%		Non-hazardous waste: 5%
NO_x: 20%		Landfilling of hazardous waste: 100%
N_2O: 40%		
VOC: 50%		

Corrected for changes in portfolio and production volumes.

The environmental targets are based on the principle that all of DSM's sites, wherever they are in the world, should as a minimum meet the standards applying in the European Union or the United States. New plants and major plant modifications should meet this requirement right from the start, whereas existing plants should meet it within approximately five years.

On the basis of the projects completed in 2006 and the projects that are in the pipeline, we can draw the following conclusions about the realization of our targets. We are well on track to achieving the targets for respirable dust, dinitrogen oxide and sulfur dioxide emissions to the atmosphere, COD (chemical oxygen demand) emissions to water, energy use and non-hazardous solid waste volumes. This means that, on the basis of the projects we have completed and the ones that are in the pipeline, we expect to achieve the targets for 2010 (this is expressed by the green marks in the table). With regard to the emission of volatile organic compounds to the atmosphere we achieved an important improvement in Toansa in India (DSM Anti-Infectives) and have planned similar improvements for a number of other sites. We find that insufficient progress has been made with regard to nitrogen dioxide emissions to the atmosphere and the landfilling of hazardous waste. We will therefore take additional measures in these fields. These items have been marked orange in the table.

Reductions in emissions or consumption figures may be due to specific improvement projects (such as the reduction in SO_2 emissions resulting from the construction of a desulfurization unit at the DSM Nutritional Products site in Wuxi, China) or they may be due to the discontinuation of production processes involving relatively high emissions or consumption rates (an example being the reduction in non-hazardous solid waste volumes resulting from the closure of the vitamin C plant in Belvidere in the United States).

Greenhouse gases
(in million tonnes of CO_2 equivalents)


2005
2006
0
2.5
5
7.5
10
CO2 from energy use and production processes
N2O
Other

Environmental performance

The following is a summary of the main results of our efforts in the environmental field in 2006. The figures relate to DSM as a whole. The differences between 2005 and 2006 and the main reasons for these differences are indicated below.

Detailed information about the individual sites is available at our website www.sustainability.dsm.com. The final figures, which will be given on the website at the end of March, may differ slightly from the information given here, which, in some cases, is based on estimates.

Emissions to air

Respirable dust
Respirable-dust emissions were greatly reduced in 2006 as a result of the installation of a dust filter on the coal-fired furnace at DSM Nanjing Chemical Company in Nanjing, China (DSM Fibre Intermediates). In December 2006 another dust filter was installed in Zhangjiakou, also in China (DSM Anti-Infectives). The effects of this filter will become visible from 2007 onwards.

Sulfur dioxide (SO_2)
Sulfur dioxide emissions greatly decreased in 2006, due to various factors. In Wuxi, China (DSM Nutritional Products), a desulfurization unit was installed on a coal-fired furnace. The sites in Augusta in the United States (DSM Fibre Intermediates) and Toansa in India (DSM Anti-Infectives), used lower quantities of sulfur-containing fuels than in 2005. The sites in Nanjing (DSM Fibre Intermediates) and Zhangjiakou (DSM Anti-Infectives), both in China, reported higher SO_2 emissions than in 2005. The increase in Zhangjiakou was due to the use of a different calculation method. The increase in Nanjing was due to the fact that recent measurements yielded higher emissions figures than the calculations that had previously been carried out.

Nitrous oxides (NO_x)
Nitrous oxide emissions remained virtually constant. No structural reduction measures were taken as yet in 2006.



■ DSM in Nanjing /China

Dinitrogen oxide (N_2O)
Emissions of dinitrogen oxide, a greenhouse gas, decreased slightly compared with 2005. This was mainly due to the lower emissions reported by DSM Nanjing Chemical Company (DSM Fibre Intermediates). The 2005 figure for this site was based on an estimation and proved to be too high. The first measurements at this site were carried out in 2006. At DSM Agro in the Netherlands preparations are being made for a project that will result in a strong decrease in N_2O emissions from the nitric acid plants in Geleen and IJmuiden (Netherlands).

Volatile organic compounds (VOC)
VOC emissions were slightly up from 2005. This was due in part to new measurements carried out in Augusta in the United States (DSM Fibre Intermediates). In the evaluation of the targets for 2005-2010 the VOC emission figures for 2005 will be adjusted for the measuring error that has been observed. A structural decrease in VOC emissions was achieved at Toansa, India (DSM Anti-Infectives), where the 7 ADCA plant was replaced by a plant for the production of Purimox® (see box on page 37).

Emissions to water

Chemical oxygen demand
The discharge of organic substances to surface waters (expressed as COD, chemical oxygen demand) decreased in 2006. Two structural improvements were implemented in 2006. One was the wastewater treatment plant that came on stream in Seclin in France (DSM Food Specialties) and the other was the use – since 2006 – of an external wastewater treatment plant by DSM Anti-Infectives' site in Zhangjiakou (China). This site is moreover going to build a wastewater treatment unit of its own, which will lead to further cuts in COD discharges. In Nanjing in China (DSM Fibre Intermediates) more COD was discharged in 2006 than in previous years due to operating problems. A project group has been formed to solve the problems.

Energy use
DSM's energy use, which is roughly equivalent to the energy use of a million West-European households, decreased from 77 PJ in 2005 to 75 PJ in 2006 (1 PJ is 10^{15} J). This was due among other things to the discontinuation of vitamin C production in Belvidere in the United States (DSM Nutritional Products) and various minor modifications. This decrease plus the fact that we have started various energy-saving initiatives means that we are well on track to achieving our target for 2010. As indicated elsewhere, this target may be tightened up on the basis of a review we will carry out in 2007.

Greenhouse gas emissions in CO_2 equivalents
Greenhouse gas emissions (mainly CO_2 and N_2O, expressed in tonnes of CO_2 equivalents) decreased from 10.5 million tonnes in 2005 to 10.25 million tonnes in 2006. This decrease was among other things due to the previously mentioned decreases in energy use and N_2O emissions.

Non-hazardous waste
The overall quantity of landfilled non-hazardous waste greatly decreased in 2006. This was mainly due to the closure of a number of plants and sites, in particular the vitamin C plant in Belvidere in the United States (DSM Nutritional Products). In addition, less waste was landfilled at the DSM Fibre Intermediates site in Nanjing in China and the DSM Pharmaceutical Products site in Linz in Austria. On the other hand, the fact that DSM NeoResins was included in the report for the first time meant an increase in the reported figures for landfilled non-hazardous waste.

Landfilling of hazardous waste
In 2006, fifteen DSM plants landfilled a total of 600 tonnes of hazardous waste. The quantities per plant ranged from around 100 kilograms to 380 tonnes. In a number of cases, the waste in question was waste for which no alternative disposal method was available (e.g. asbestos-containing material) or waste that had already been immobilized. DSM allows the landfilling of hazardous waste at controlled landfill sites only if there is no alternative. A few sites that in 2005 were still landfilling hazardous waste have now ended this practice.

Wastewater: problems and solutions

In the report for 2005 we announced the construction of a new wastewater treatment plant for the DSM Anti-Infectives joint venture in Zhangjiakou (China). The engineering phase was completed last year and DSM gave the go-ahead for the actual construction of the plant. However, due to problems with the permit procedure and with the joint-venture partner the start of the construction project was delayed somewhat.



■ **Jarlath Hynes** / Toxicologist

Environmental complaints
In 2006 a total of 92 external complaints were received (2005: 122); 42 complaints were about odor nuisance, 40 about noise. The total number of external environmental complaints was about 25% lower than in 2005.

Non-compliances and penalties
In 2006 nine DSM sites were given environmental penalties by the competent authorities. In most cases these issues involved temporary non-compliance with the permit requirements. Six of these nine sites were fined. The total amount paid in fines amounted to approximately €160,000. The highest fines were imposed on the Delft site in the Netherlands (DSM Anti-Infectives and DSM Food Specialties) and the Zhangjiakou site in China (DSM Anti-Infectives). The fine imposed on the Delft site concerned a settlement relating to an accidental emission of hydrochloric acid in 2003. The fine in Zhangjiakou was imposed for non-compliance with the permit requirements regarding dust emissions and wastewater discharges. At the end of 2006 this site installed a filter that will reduce dust emissions and in 2007 it will build a new wastewater treatment plant.

Environmental incidents
The total number of incidents reported in 2006 was 530. Four incidents were classified as serious. In 2005 there had been 648 incidents, three of which were serious. This means the total number of incidents decreased by 18%.

Environmental expenditure
Environmental expenditure is difficult to specify in a straightforward way. The best way to reduce the environmental burden of our activities is by taking measures that are an integral part of our processes and practices. But in cases where this is not possible, additional measures may be necessary, which means additional costs. The extra investment that will be required to achieve the environmental targets for 2010 is estimated at €50 million. The greatest environmental improvements will be achieved in China, but the cost of these improvements will be considerably lower than that of the improvements in Europe and the United States.

REACH, new substance legislation in Europe
At the end of 2006 the new substance legislation for the European Union was finalized. We endorse the REACH objective: to protect the community and the environment by providing better information about chemical substances and by improving communications in this field. Over the next three years, DSM and its colleague companies will be required to compile files on about a hundred substances and submit them to the European Chemicals Agency. In subsequent years similar files will need to be compiled for approximately 250 more substances. The files should provide information on the hazardous properties of the substances in question as well as any risks to users of these substances. It is difficult to make an estimate of the cost of REACH at this point because this will strongly depend on the volume of data already available and on the number of producers that can pool their data and costs per substance. We have created a special website for communications about REACH: www.reach.dsm.com.

WorldWise: internal standardization of SHE information
In 2000 DSM started the WorldWise project with the aim of creating a single, central database containing SHE information about all DSM products and raw materials. This project was completed in 2006; at the end of the year the products of all DSM units (except a few recently acquired ones) had been included in the database. A number of specialists have been assigned with the task of maintaining the database and drawing up Safety Data Sheets (SDS) with the aid of 'intelligent software'. The SDSs contain information for customers around the world, in their local language and in compliance with local legislation. The information is geared to the needs of employees who handle chemicals and covers for example the measures to be taken with regard to storage and transport

Pure Purimox®

In August 2006 DSM Anti-Infectives opened a new plant in Toansa (India) for the production of Purimox®, an antibiotic. The technology used in Toansa had previously been developed and successfully implemented in our antiobiotics plant in Almería (Spain).

Purimox® is a member of the family of DSM PureActives™, antibiotics that are produced in an environmentally friendly way via a new, enzymatic route that obviates the use of solvents and yields end products that are of a higher quality than those produced via the classic chemical route.

Responsible Care: listen first

"Be good and tell it" is the key message of the Responsible Care program, a worldwide, long-standing initiative by the chemical industry. Responsible Care was originally a response to the wave of public distrust of the chemical industry in the 1970s and 1980s. This distrust had been caused by a number of incidents and poor communication on hazardous substances. It prompted the chemical industry to improve its performance and its communications. The latter in particular was easier said than done. It is easy to highlight the things you are good at, but it is not so easy to tell people about any remaining problems.

Responsible Care started in Canada in 1985. Twenty years on, companies from 52 countries have joined the initiative. The chemical industry has greatly improved its performance in terms of waste generation, emissions, safety, energy efficiency and product quality. And we have also greatly improved our information provision to the outside world. So: we are good and we tell it! At least, that is how we see it. But the question is whether our efforts have really improved our industry's image. Surveys by CEFIC, the European Chemical Industry Council, have shown that many people still have an unfavorable opinion of the chemical industry. So we will have to step up our efforts, *and maybe adopt a different approach, to gain these people's trust.*

February 2006 saw the launch of the new Responsible Care Global Charter. This is an updated, modern version of Responsible Care in which a great deal of attention is paid to sustainable enterprise. The Charter is being rolled out worldwide. It requires a greater commitment from the companies subscribing to it, and it stresses the importance of cooperation in the various product chains.

"Be good" remains a core message. Companies need to have effective and efficient measures in place to guarantee the safety of their own operations as well as the entire product chain. But "tell it" is no longer enough. Our communications should be geared to the concerns expressed by the outside world, even when these concerns do not always seem to be justified from a rational point of view. To gain trust, we should first listen. We also need to share our problems and challenges more with our stakeholders. We should move from an inside-out approach ("We'll explain the facts to you.") to an outside-in approach ("Tell us your worries, so that we can find a solution together"). A good performance is not enough. We need to make sure this performance is recognized, understood and acknowledged. Only then will we be able to win public appreciation.

John Prooi
Vice-President Corporate Safety, Health, Environment & Manufacturing
Royal DSM N.V.

(This text was taken from an article published in Chemisch 2 Weekblad, a Dutch magazine, at the end of 2006).

Energy and waste: challenging the status quo

At the end of 2006 about 150 DSM plant managers, site managers and SHE managers gathered together in Basel (Switzerland) for DSM's Global Manufacturing Conference. One of the key topics was how DSM's manufacturing organization could help turn Vision 2010 into a success. Energy and waste reduction were mentioned as important contributors. In the field of energy efficiency, for example, great progress has been made at the Augusta (USA) site over the last few years. In 2004 the site cut down its energy use by 20% and the results for 2005 and 2006 were even better. In the words of Ed Carr, production manager: "You need to set clear goals that are easy to understand and easy to measure. Our people challenged the status quo." DSM's Global Manufacturing Support Center provides support not only to DSM plants but also to customers. For example, when a customer in China reported problems involving excessive quantities of salt in wastewater, DSM offered a method for removing the salt from the water. The salt recovered in this way is now being used as road de-icing salt in China.

From cost to value

In 2000 DSM introduced its Manufacturing Excellence (Manufex) program to improve the efficiency of its approximately 120 plants worldwide and secure their integrity. At the end of 2006 the program had been implemented in 75% of the plants. In 2007 it will be in place in all of DSM's plants. The Global Maintenance and Reliability Conference held in 2006 focused on the progress made in the program and the milestones achieved, its theme being "Shifting Gears to Value and Integrity". The maintenance costs are reduced by €75 million in 2006. In reducing maintenance costs it is important to continue to safeguard the integrity of the plants. This explains the shift in DSM's maintenance policy from repair maintenance to predictive and preventive maintenance. In 2007 new steps will be prepared for parts of the Manufex program. With the aid of the 6-Sigma quality progam, among other things, we will reduce both our energy use and our raw-materials consumption.

and instructions on how to act in an emergency. The database and our global network of specialists will play an important role in the implementation of new legislation such as the Global Harmonized System (GHS) and the European substance legislation REACH.

High Production Volume Chemicals
A few years ago the global chemical industry, through the International Council of Chemical Associations (ICCA), launched the High Production Volume Chemicals program to investigate the health and safety aspects of chemical substances. The chemical companies that participate in the program do so on a voluntary basis. The program focuses on substances that are produced in volumes of more than 1000 tonnes per year and is monitored by the OECD. The aim is to analyze about 1000 substances by 2010.

DSM has participated in this initiative since 1999. The company has submitted 35 substances, of which 23 have been analyzed until now. The analyses of the remaining 12 substances are expected to be completed well within the set time frame.



■ **DSM Nutritional Products in Sisseln** / Switzerland

Product stewardship at DSM Engineering Plastics

DSM Engineering Plastics is one of the business groups that are putting a lot of effort into product stewardship. For example, in 2006 the business group rebuilt a plant in Jiangyin City in China at a new location because the previous location was so close to the plants of other companies that the plant would not be able to independently comply with all the procedures. The products made in the plant are used mainly in electronics equipment that has to comply with strict European legislation and regulations on metals and flame retardants, among other things (WEEE and RoHS). The plant is a 'Green Partner' of Sony (see the *Profit* section of this report).

DSM Engineering Plastics has also documented what its suppliers and its own organization should do to comply with the DSM Values. This is reflected not only in its products – halogen-free flame retardants, lead-free products for the electronics industry and new packaging materials – but also in its operating practices. One of the key criteria that the business group uses in assessing new suppliers is whether they meet the DSM standards.



■ **DSM in Jiangyin** / China

Profit

- Record sales and operating profit from continuing operations
- Loyalty dividend proposed; share buy-back program started
- DSM Engineering Plastics awarded 'Green Partner' status by Sony



Net sales by region
2005
2006
Netherlands 11% 10%
Rest of Europe 41% 42%
North America 20% 19%
Asia-Pacific 20% 21%
Rest of the world 8% 8%
0 25 50 75 100



Cost of goods and services purchased
(as a percentage of net sales)
2005
2006
Work subcontracted and other external costs 18.9% 17.7%
Raw materials and consumables used 54.1% 54.3%
0 25 50 75 100



Net sales by end-use market
2005
2006
Food & feed 29% 28%
Pharma 10% 9%
Construction 15% 13%
Automotive/transport 6% 8%
Textile 9% 10%
Agro 6% 5%
E&E 4% 5%
Metalworking and machine building 2% 2%
Other 19% 20%
0 25 50 75 100



Employee benefits costs by region
(in € million)
2005
2006
Rest of the world 42 30
Asia-Pacific 57 63
North America 244 212
Rest of Europe 513 503
Netherlands 529 532
0 250 500 750 1000



Total employee benefits costs
(in € million)
Wages and salaries 1,158 1,106
Pension costs 36 52
Social security costs 191 182
2005
2006
0 250 500 750 1000

The data in this Profit chapter relate to all consolidated companies. For more details about DSM's financial position and performance see DSM's Annual Report for 2006.

Main developments in 2006

General
The year 2006 developed favorably for DSM on virtually all counts. Most of our end markets demonstrated robust growth figures, with demand growth in Asia outpacing all other regions. The prices of energy and raw materials were high and volatile, but DSM managed to increase sales volumes and selling prices and saw only slightly increase fixed out-of-pocket costs compared to the previous year, despite higher expenditure on innovation and expansion of the asset base. Margins suffered from high energy and raw materials prices.

DSM realized a solid autonomous volume growth of 5%, coupled with on average higher selling prices. Net sales growth for continuing operations amounted to 7%. This, together with slightly increased fixed costs, provided ample compensation for the surging costs of energy and raw materials. Exchange rates, acquisitions and disposals on balance had a negligible effect on sales.

Despite additional efforts and expenditure with regard to innovation, the operating profit from continuing operations (before exceptional items) increased by 6% to a level of €835 million. EBITDA from continuing operations (before exceptional items) remained stable at €1,275 million. Value creation clearly materialized, as the CFROI of 8.5% surpassed the company's weighted average cost of capital.

Financials
DSM's financial position remained strong during 2006. Rising costs – energy, raw materials and innovation investments– could be largely offset by price increases and by strict cost control programs. Fixed out-of-pocket costs, amounting to €2.7 billion in 2006, increased only slightly compared to the previous year.

The rating institutions maintained their Single A credit rating for DSM. DSM aims to generate a healthy cash flow. Net debt at year-end 2006 stood at €921 million (2005: €832 million), leading to a gearing level of 14% (2005: 13%).

Capital expenditure including new-business-development acquisitions (CAPEX) amounted to €501 million (2005: €451 million), and was above depreciation and amortization of €440 million (2005: €503 million). Vision 2010 requires investments in further organic growth; at year-end 2006 DSM was involved in some 20 projects. These projects are expected to yield €500 million in additional sales per year upon completion. From 2007 onwards, the CAPEX level will be stepped up towards the range of €500-575 million per year on average, including new-business-development acquisitions.



■ **Rolf-Dieter Schwalb / Chief Financial Officer**

Repurchase of shares
In 2006 DSM made a start on the implementation of a number of financial objectives formulated in Vision 2010. The company launched a share buy-back program worth €750 million, which is equivalent to around 10% of the total number of ordinary shares issued. This program will enable DSM to raise its gearing (net debt/total assets) to a level of around 20%. The program will enhance earnings per share for ordinary shareholders by approximately 10%. It will leave sufficient scope for targeted acquisitions as the gearing can be raised by a further 10 or more percentage points.

Loyalty dividend
Against the background of the public debate in the Netherlands about shareholder loyalty, and in view of DSM's focus on long-term value creation, the company announced in 2006 that it was considering introducing a loyalty dividend: a bonus for long-term shareholders who have their shares registered. Under this plan, shares held by the same shareholder in excess of a three-year period will be entitled to a loyalty dividend amounting to 30% of the average dividend in the preceding three-year period and 10% per year thereafter. This novel instrument will enable DSM to communicate directly with its shareholders and to reward long-term shareholders. The plan will not affect the voting rights attached to the shares, and the shares will remain freely tradable. DSM has meanwhile discussed the plan with its shareholders. In view of the overwhelmingly positive reactions DSM has decided to offer shareholders the opportunity to have their shares pre-registered in the period from January 1 until February 28, 2007. For the purposes of computing the loyalty dividend, the shares registered in this period will be regarded as if they had been registered as of December 31, 2006 (that is, provided that the introduction of the loyalty dividend program is endorsed by the Annual General Meeting of Shareholders on March 28, 2007).



■ **Roelof Westerbeek** / Business Unit Director DSM Engineering Plastics Asia Pasific

This will make it possible to pay out the first loyalty dividend on these shares in 2010, in conjunction with the payment of the final dividend for the financial year 2009.

Dividend Reinvestment Plan (DRIP)
In response to requests from shareholders for a stock dividend, DSM will introduce a dividend reinvestment plan as of 2007, in cooperation with ABN AMRO. In essence this instrument is a stock-dividend look-alike, which is not uncommon in the Anglo-Saxon world. Over the past two years several other companies listed at Euronext Amsterdam have also introduced it.

EPDM investigation
The investigations into possible restrictive and/or concerted practices involving a number of EPDM producers, including DSM, which had been launched at the end of 2002 by the European Commission, the United States Department of Justice and the Canadian Competition Bureau were closed mid 2006 without charges of any kind being brought against DSM or its affiliates. Several civil actions in the US and Canada are still ongoing.

Sustainable enterprise and sustainable investment
According to an increasing number of institutional investors, economic success is influenced in part by the degree to which companies operate their businesses in a sustainable manner. According to an estimate by Eurosif, around € 336 billion in institutional assets in Europe are invested using some kind of socially responsible investment (SRI) process. SRI investors attach the same importance to a company's financial performance as the more traditional investors. ,

The differentiating approach is that SRI investors use sustainability criteria as indicators of management quality and as an instrument to identify companies that effectively manage their risks and are capable of identifying and seizing sustainability-related opportunities.

Green Partner
A growing number of customers are looking for dialog and closer partnership, for example in response to changing legislation. An example is Sony, which has awarded the 'Green Partner' status to DSM Engineering Plastics.

Sony has recently rolled out stringent standards to its component suppliers under the umbrella of the so-called 'Green Partner' program. These component suppliers in turn have to pass on those demands to their own material suppliers, who will also have to gain the 'Green Partner' status, according to the stringent specifications laid down by Sony. DSM Engineering Plastics has acquired this 'Green Partner' status. This means that DSM's performance materials, including Stanyl® 46 and Arnitel®, which are applied in various parts of Sony end-products, are listed on a Sony internet site of approved products. To be included in this list, a material not only has to be compliant with Sony's safety requirements, but also has to meet high demands in areas like mechanical strength, durability and thermal stability. The list can be accessed by component suppliers who can refer to the Sony approval number for the specific materials they intend to use. Sony will only accept components made of materials that appear in this list. Sony's 'Green Partners' have to have their status renewed periodically to ensure that the high standards specified are being maintained.

Achieving compliance with Sony's 'Green Partner' specifications has proved a worthwhile exercise to DSM Engineering Plastics. Based on this compliance, the business group has secured and further developed its business with Sony and has improved its offering to other customers. The experience gained in acquiring the Sony 'Green Partner' status has put DSM in a good position to become the preferred supplier of other customers who are currently drawing up their own specifications and lists of controlled materials and substances. DSM is also working closely with other electronics companies such as Philips.

Communication with our shareholders

Investors

A growing number of investors see progress on sustainability issues as a useful indicator of management quality, particularly in relation to risk management, and institutional investors are increasingly making use of Socially Responsible Investment (SRI) analysts. We regularly communicate with investors and are open to their queries and suggestions regarding sustainability and other topics.

Corporate governance

In line with our policy, we are reporting extensively about corporate governance and risk management in our Annual Report 2006 and in the corporate governance and risk management section on www.dsm.com. We will only give a short summary here.

Activities in 2006

DSM implemented further improvements in the field of corporate governance and risk management in 2006. For the second consecutive year, teams from the True Blue project supported DSM entities in becoming compliant with the internal control requirements regarding goods and money flows. As a result, risk management in this area was markedly improved. The True Blue project ended at the end of the year. A Corporate Risk Management function was created, which will be responsible for maintaining the risk management system and will assist the Managing Board and the business groups in applying this system.

DSM Alert whistle-blower procedure

DSM's governance system includes the DSM Alert whistle-blower procedure, which was introduced in 2005. DSM Alert gives employees the opportunity to flag cases of suspected abuse or deviations from internal or external regulations without having to fear retribution. Employees can report with the utmost confidentiality to the dedicated DSM Alert officer, who in turn reports direct to the Chairman of the Managing Board. In 2006, four cases of suspected abuse were reported. These cases were dealt with according to the set procedure. To familiarize the workforce with DSM Alert, the procedure was brought to the attention of all employees worldwide, in eight languages.

It is DSM's ambition to improve its performance in the field of safety and health on an ongoing basis. However, there is always the possibility of something going wrong. The following list summarizes the most important things that went wrong in 2006.

- An operator in a DSM Agro plant in Geleen (Netherlands) lost part of one of his fingers when he put his hand in an unprotected rotary valve.
- In the plant of DSM Coating Resins in Kunshan (China), an operator lost three fingers of his right hand during work.
- A DSM Engineering Plastics employee in Evansville (USA) injured his hand during work on rotating equipment.
- A contractor employee who was working in the storage room of a plant in Nanjing (China) broke a leg when a stack of materials fell on him.
- At DSM Engineering Plastics in Genk (Belgium) a fork lift truck driver sustained a minor concussion in a collision.
- A fire in DSM Fibre Intermediates' plant in the United States caused considerable material damage.
- The premix plant of DSM Nutritional Products in Heanor (UK) had to be shut down for some time due to a fire.
- A fire at the DSM Resins site in Landskrona (Sweden) destroyed a storage facility and caused considerable financial damage.
- A roof structure at DSM Engineering Plastics in Genk (Belgium) was damaged due to extreme rainfall. The metal structure sagged under the weight of enormous quantities of water, resulting in financial damage.

Reporting policy and justification of choices made

This is our fourth Triple P Report, which consolidates the reporting on *People*, *Planet* and *Profit*. In this report we explain our vision and policy with respect to sustainable enterprise and report on our activities in this field during 2006. In the period from 1993 to 2001, in addition to the financial reporting in the annual report and the financial statements DSM also reported on safety, health and environment in its Responsible Care Progress Report. This Report has since been integrated into DSM's Triple P Report. The Triple P Report for 2006 was adopted by the full Managing Board.

The structure of this report is based on the three Ps of *People*, *Planet* and *Profit* (Triple P).

Global Reporting Initiative (GRI)

We base our reports on the GRI (Global Reporting Initiative) guidelines. For this report we used the GRI matrix G2. In our report for 2007 we will change over to G3, the new reporting guidelines presented by the Global Reporting Initiative at the end of 2006. For the GRI matrix used for 2006 see page 47.

Selection of topics

The topics covered in this report were selected on the basis of the GRI guidelines, our own management systems and their relevance for different stakeholders. On the basis of the principle of materiality, we have attempted to make a distinction between topics whose importance warrants publication in the printed version (these are topics that are relevant to both DSM and its stakeholders), topics whose importance warrants publication on the Internet (these are topics that are important to either DSM or its stakeholders) and topics that are relevant neither to DSM nor to its stakeholders. Subjects of major significance from a governmental perspective include the new environmental targets and the safety of chemical substances (REACH). Topics relevant to our employees include diversity and internationalization, internal communications and developments in the field of health. Subjects of importance to local residents near our sites include the Torch program and our environmental performance. Furthermore, in selecting topics we also listened to the opinions of various national and international organizations and expertise centers for sustainability.

Scope

This report includes environmental and safety information about all the production sites in which DSM has a majority stake or where DSM exercises management control. The other data cover all sites and offices of DSM.

Acquisitions and divestments

The financial and personnel data for newly acquired companies are reported from the first full month after the takeover date.

The safety, health and environmental data for newly acquired companies are reported in the year following the first full year after the acquisition. This is because these companies' reporting procedures first have to be aligned with those of DSM. We decided to fully incorporate the environmental data for DSM NeoResins, the company we took over from Avecia at the beginning of 2005, in this report for 2006, although this was not strictly required. Units that have been disposed of are no longer covered in the report from the year in which they were sold.

Quality of data

The data for the sites are based on these sites' own measurements and calculations, which are based on definitions, methods and procedures established at corporate level. The year-on-year comparability of the data can be affected by changes in the portfolio and improvements that have been made in the measurement and recording systems at the various sites. Whenever this is the case it is stated in the report. Details for the individual sites are published on www.sustainability.dsm.com, together with an explanation of the definitions used.

Manner of reporting

Quantitative data are reported per site. All data are consolidated at corporate level by the relevant corporate departments. The project team and the production team of the Triple P Report were made up of representatives from those corporate departments. The qualitative reports on various subjects were provided by experts throughout the organization.

To the readers of the DSM Triple P Report 2006.

Introduction

We have been engaged by the Managing Board of Royal DSM N.V. to review the information in the DSM Triple P Report 2006 (further referred to as The Report). The Report, including the identification of material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

In The Report DSM describes its efforts and progress in relation to sustainability issues. Our engagement was designed to provide the readers of The Report with:

- reasonable assurance on whether:
  - financial information in Key Figures 2006 (page 5) and the chapter *Profit* (pages 40-43) is properly derived from or properly calculated on the basis of the 2006 financial statements of Royal DSM for which the independent auditors issued an unqualified audit opinion.

- limited assurance on whether:
  - the environmental and safety data and graphs presented on pages 31, 34 and 35 and the explanation thereof on pages 35-37 are reliable;
  - the other information in The Report is fairly stated.

'Fairly stated' means that the report properly reflects the information contained in the underlying sources such that it is consistent with the source information. Reasonable assurance is a higher level of assurance than limited assurance, which is reflected in the nature and depth of the work performed. We refer to 'Work undertaken' below. We do not provide any assurance relating to future information such as estimates, expectations or targets, or their achievability.

Standards and criteria

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Amongst others, this standard requires that:

- the assurance team members posses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted standards for reporting on sustainability performance. DSM applies its own internal sustainability reporting criteria, derived from the "Sustainability Reporting Guidelines 2002" of the Global Reporting Initiative.

Considerations and limitations

The non-financial performance data in The Report are subject to inherent limitations given their nature and the methods used for determining, calculating and estimating such data.

To obtain a thorough understanding of the financial results and financial position of DSM, the reader should consult the audited Financial Statements 2006.

Work undertaken and conclusions

Financial data

We have reconciled financial information in Key Figures 2006 (page 5) and the chapter Profit (pages 40-43) with the audited 2006 financial statements of Royal DSM and supporting audit documentation.

Based on the above, the data on financial performance, as specified above are properly derived from or properly calculated on the basis of the 2006 financial statements of Royal DSM, for which the independent auditors issued an unqualified audit opinion.

Environmental and safety data and graphs

We reviewed the reliability of the data and graphs for environment and safety presented on pages 31, 34 and 35 and the explanation thereof on pages 35-37 based on the following activities:

- a review of the systems and procedures used to record, collect and process the reported information, including the aggregation of data from the sites into the consolidated information reported at corporate level;
- visits to seven production-sites in The Netherlands (2), Brazil, Germany, France, the USA and Belgium to review the reliability of the reported quantitative information;
- interviews with thirteen reporting organizations visited in the previous three years to review any changes in their data management systems;
- a review of the data submitted by all sites for central aggregation, together with an assessment of the quality of the validation processes at corporate level and an analysis of the explanations given for trends in the reported data;

Based on the above, the environmental and safety data and graphs presented on page 31, 34 and 35 and the explanation thereof on page 35-37 do not appear to be unreliable.

Other information in The Report

For the other information in The Report, we undertook the following activities:

- a review of the systems and procedures used to record, collect and process this information;
- interviews with relevant staff at corporate level to discuss DSM's strategy, policy, communication and management in relation to the sustainability issues covered by The Report;
- collecting and reviewing internal and external documentation, to ascertain whether they adequately support the information in the report;
- performing a media analysis and internet search on environmental, safety and social issues relating to DSM, to obtain information on relevant sustainability issues in the reporting period;

Following our review we discussed changes to the draft Report with DSM, and reviewed the final version of The Report to ensure that it reflected our findings.

Based on the above, the other information in The Report does not appear to be unfairly stated.

Commentary

In The Report DSM states that it intends to report next year against the revised criteria in the GRI G3 guidelines. In this respect we recommend that DSM:

- further develops and reports on its process for the identification of material sustainability issues for DSM (and The Report) including input from dialogue with key stakeholder groups.
- undertakes appropriate action to ensure that the information in the chapter "People" in the 2007 Triple P Report is able to fulfill the G3 requirements for the "Disclosures on Management Approach" (DMA) for the social aspects and report clearly on the results achieved. In particular attention should be given to the implementation of the HR strategy in the organization (for example management approach and measures to improve diversity), and to the identification of relevant KPIs to enable monitoring and reporting on HR issues.

Amsterdam, 20 February 2007
KPMG Sustainability B.V.

Prof. dr. George C. Molenkamp, director

DSM's reporting based on the GRI matrix of 2002

The Triple P Report follows the GRI (Global Reporting Initiative) guidelines insofar as these are applicable to DSM. The index below shows how and where DSM addresses the GRI elements and indicators. The numbers below the indicators refer to the relevant pages in this Triple P Report or the 2006 Annual Report (indicated by AR). The letters WWW indicate that the information can be found on DSM's website. The abbreviation N/A signifies that an indicator is not applicable to DSM. The abbreviation N/C means that the indicator in question is not consolidated at group level. A more detailed index is available on our website: www.sustainability.dsm.com.

Where to be found?

3.11 Type of information generated by stakeholder consultations.
pages 13-14

3.12 Use of information resulting from stakeholder engagements.
pages 13-14

Overarching policies and management systems

3.13 Explanation on how the precautionary approach is addressed.
AR

3.14 Endorsed voluntary economic, environmental, and social charters and principles.
pages 14 and www

3.15 Memberships in industry associations and advocacy organizations.
www

3.16 Policies and/or systems for supply chain management and product stewardship.
pages 7-9

3.17 Approach to managing indirect economic, environmental, and social impacts from activities.
pages 7-9

3.18 Major decisions regarding the location of, or changes in operations.
page 44

3.19 Programs and procedures pertaining to sustainable performance.
pages 7-9

3.20 Certification of economic, environmental, and social management systems.
www

4 GRI Content Index

GRI Content Index.
page 47

5 Performance Indicators

Economic performance indicators

Customers

EC1 Net sales.
page 5

EC2 Geographic breakdown of markets.
AR

Suppliers

EC3 Cost of all goods, materials and services purchased.
page 40

EC4 Percentage of contracts paid in accordance with agreed terms.
N/C

Employees

EC5 Total payroll and benefits broken down by region.
page 41

Providers of capital

EC6 Distribution to providers of capital.
AR

EC7 Increase/decrease in retained earnings at end of period.
AR

Public sector

EC8 Total sum of taxes paid.
AR

EC9 Subsidies received.
N/C

EC10 Donations to community, civil society, and other groups.
page 11

Environmental performance indicators

Materials

EN1 Total materials use other than water, by type.
N/C

EN2 Percentage of materials used that are wastes from external sources.
N/C

Energy

EN3 Direct energy use.
page 34

EN4 Indirect energy use.
page 34

Water

EN5 Total water use.
www

Biodiversity

EN6 Location and size of land in biodivers*ity-rich habitats*
N/C

EN7 Major impacts on biodiversity.
N/C

Emissions, effluents and waste

EN8 Greenhouse gas emissions.
page 35

EN9 Use and emissions of ozone-depleting substances.
www

EN10 NOx, SOx, and other significant air emissions by type.
page 34

EN11 Waste by type and destination.
page 36 and www

EN12 Significant discharges to water by type.
page 36 and www

EN13 Significant spills.
page 43

Products and services

EN14 Environmental impacts of principal products and services.
page 37 and www

EN15 Percentage of reclaimable product.
N/C

Compliance

EN16 Incidents and fines.
page 37

Social performance indicators

Labor practices and decent work

Employment

LA1 Breakdown of workforce.
pages 5, 28

LA2 Net employment creation and average turnover segmented per region.
page 28

Labor/Management relations

LA3 Percentage of employees covered by collective bargaining agreements broken down by region.
www

LA4 Policy and procedures on information and consultation with employees over changes in operations.
page 30

Health and safety

LA5 Recording and notification of occupational accidents and diseases.
page 33

LA6 Formal joint health and safety committees and proportion of workforce covered by any such committees.
www

LA7 Standard injury, lost day and absentee rates and number of work-related fatalities.
pages 28,31,33

LA8 Policies or programs on HIV/AIDS.
N/A

Training and education

LA9 Average hours of training per year per employee.
page 29

Diversity and opportunity

LA10 Equal opportunity policies or programs.
page 30

LA11 Composition of senior management and corporate governance bodies, including female/male ratio and other indicators of diversity.
page 28

Human rights

Strategy and management

HR1 Policies, corporate structure and procedures on human rights.
page 14

HR2 Evidence of consideration of human rights impacts as part of investment and procurement decisions.
pages 8 and 14

HR3 Policies on human rights performance within the supply chain and contractors.
pages 8 and 14

Non-discrimination

HR4 Global policy preventing all forms of discrimination.
pages 8 and 14

HR5 Policies on freedom of association.
pages 8 and 27

Child labor

HR6 Policy excluding child labor.
pages 8 and 14

Forced and compulsory labor

HR7 Policy to prevent forced and compulsory labor.
pages 8 and 14

Society

Community

SO1 Policies to manage impacts on communities in areas affected by activities.
pages 11 and 37

Bribery and corruption

SO2 Policy on bribery and corruption.
pages 8 and 26

Political contributions

S03 Policy managing political lobbying and contributions.
pages 8

Product responsibility

Customer health

PR1 Policy on customer health and safety during use of products and services.
pages 8 and 37

Products and services

PR2 Policy on product information and labeling.
pages 8 and 37

Respect for privacy

PR3 Policy and procedures for consumer privacy.
N/A

Glossary

Accident	*An event at a DSM site in which a DSM employee, a visitor or an employee of a contractor sustains* physical injury or an incident that occurs outside the DSM site in which an employee is involved while carrying out an assignment.
Audit	A systematic investigation of the organization, working methods and procedures.
CEFIC	Conseil Européen de l'Industrie Chimique (European Chemical Industry Council). The European trade association for the chemical industry.
cGMP	Current Good Manufacturing Practice. The basic principles, procedures and resources needed to create an environment suitable for the manufacture of products of acceptable quality.
COD	Chemical Oxygen Demand: an indicator of the degree of pollution of wastewater by organic substances.
Contractor	A company from outside DSM that performs work at a DSM site on a contract basis and on its own authority and under its own supervision.
Eco-footprint	A company's overall impact on the natural and living environment.
FI Frequency Index:	a unit of measurement for safety. The number of accidents per 100 employees per year.
GMO	Genetically modified organisms
HR	Human Resources: Personnel & Organization
ICCA	International Council of Chemical Associations
Incident	An incident is an event that has or could have a direct negative effect on safety, health or the environment or on a company's license to operate. Examples are all events that led or could have led to physical injury, acute damage to health, occupational disease, damage to plants, environmental damage, Loss of Primary Containment (escape of substances), nuisance, complaints, harm to the company's reputation *(expressions of concern in the press or by politicians or negative publicity regarding safety, health and the* environment). Incidents can occur at DSM sites, can relate to DSM employees carrying out an assignment outside the site or can occur outside the site during the transport or storage of DSM products.
Industrial biotechnology	Also called 'white' biotechnology. The production of chemicals, materials and fuels with the aid of microorganisms and enzymes.
N	Nitrogen. Excessive levels of nitrogen compounds in the surface water leads to the growth of algae and plants.
Nanotechnology	Technology that involves working with particles at nanometer scale. A nanometer is one billionth of a meter. Nanotechnology makes it possible to arrange atoms and molecules in certain defined structures. Applications are to be found in for example the electronics industry, the medical industry, high performance plastics, personal care products and advanced nutritional products.
N_2O	Nitrogen dioxide. It is formed during various processes and in terms of weight contributes 310 times more than carbon dioxide to the greenhouse effect.
NOx	Nitrous oxides. Gases that are released mainly during combustion and cause acidification.
P	Phosphorus. An excess of phosphorus compounds in the surface water leads to growth of algae and plants.
REACH	In February 2001 the European Commission published a White Paper on a new chemicals policy (REACH), in which it proposed introducing a system of registration, evaluation and authorization for all

30,000 chemical substances of which more than 1 tonne/year is produced or imported.

Reference year	The year that serves as the reference date for measuring progress made. For example, the reference year used for measuring the improvement in energy efficiency in the Netherlands is 1989.
Respirable dust	The reports on dust emissions are based on 'respirable' particulate matter. This is particulate matter that can penetrate to a person's lungs. This fraction, the so-called PM10 fraction, is defined and laid down in international agreements.
Responsible Care	A voluntary program in which the worldwide chemical industry strives to achieve continuous improvements in its performance on safety, health and the environment.
SAP HR	Software tool for the standardization of Human Resource processes across the company.
Serious incidents	An incident is regarded as serious if: • it is a fatal accident; • it is an accident that leads to permanent complete or partial incapacity for work, poisoning or unintended exposure to radiation; • it is an accident the result of which is that: o it will probably cause the person involved to be absent from work for more than 14 calendar days; o it could reasonably have caused a fatality (potential); o it results in serious pollution of soil, water or air or serious nuisance and the environmental consequences exceed the generally accepted standards; o it could reasonably have resulted in the release of highly dangerous substances with catastrophic effects ; o it involves Loss of Primary Containment (LOPC) involving a radioactive source; o it involves a LOPC involving genetically modified organisms (GMOs) which could cause minor risks for the individual and for the community (e.g. GMOs that are classified in group II or which require containment at biosafety level BSL-2); o it is an unsafe situation which causes material damage in excess of US $100,000; o it leads to national or international concern or negative publicity.
SHE	Safety, Health & Environment.
SHE&M	Safety, Health, Environment & Manufacturing.
SOx	Sulfur dioxide and other sulfur oxides. They are formed during the combustion of fossil fuels and cause acidification.
Sustainability Issue Tracker	The method that DSM introduced in 2003 to identify sustainability issues that should be included in the strategy.
VOC	Volatile organic compounds. The term covers a wide range of chemical compounds, some of which can be harmful. The presence of VOC in the outdoor air can lead to acidification.

Useful internet links

DSM's sustainability website	DSM	www.sustainability.dsm.com	N+E
Antibiotics	DSM	www.pureactives.com	E
Vitamin A program	DSM	www.sightandlife.org	E
Dutch Chemical Industry Association (VNCI)	VNCI	www.vnci.nl	N
European Chemical Industry Council	Cefic	www.cefic.org	E
American Chemistry Council	ACC	www.americanchemistry.com	E
Chemistry and education	Cefic	www.chemistryandyou.org	N+E
Chemistry: elements of life	Cefic	www.elements-of-life.org	E
Nanotechnology	Cefic	www.nanoexperience.org	E
Sustainable enterprise (Dutch)	DHV	www.duurzaam-ondernemen.nl	N
European Association for Bioindustries	EuropaBio	www.europabio.org	E
European Partnership for Alternative Approaches to Animal Testing	EPAA	ec.europa.eu/enterprise/epaa	E
Dutch Biotechnology Association	NIABA	www.niaba.nl	N
Dutch Cosmetics Society	NCV	www.ncv-cosmetica.nl	N
Bromine forum	BSEF	www.bsef.com	E
Information site on the implementation of REACH		www.sport-project.info	E
REACH and DSM	REACH	www.reach.dsm.com	E
Responsible Care	ACC	www.chemicalguide.com	E
Sustainable Food Chain Foundation (Netherlands)	DuVo	www.duvo.nl	N
News and information site on the 'global civil society'		www.oneworld.nl	N+E
World Wildlife Fund	WWF	www.panda.org	E
Information site on sustainable enterprise	WBCSD	www.wbcsd.org	E
Information site on sustainable enterprise in China	CBCSD	english.cbcsd.org.cn	E
Global Reporting Initiative	GRI	www.globalreporting.org	N+E
Sustainability reports (Netherlands and Dutch-speaking part of Belgium)		www.milieujaarverslag.nl	N
Corporate Govenance Code Monitoring Committee		www.corpgov.nl	N
Share price indexes	Dow-Jones	www.sustainability-indexes.com	E

The DSM Triple P Report 2006 is published by:
Royal DSM N.V.
P.O. Box 6500
6401 JH Heerlen
The Netherlands

Copies of this report (which is also available in Dutch) can be ordered by e-mail (DSM@servicebureau.nl).

Project Management:
DSM, Nelleke Barning and Ellen Oerlemans

Editorial Committee:
DSM, Jan Berends, Robert Donker, Poppe Geertsma, Karin Haverkorn, Ellen Kuppens, Fokko Wientjes

Consultancy and copywriting:
The Bitter End, Eindhoven, The Netherlands, Don Croonenberg

Design:
DSM, Rob Dirix and Williams and Phoa, London, United Kingdom

Translation:
DSM, Henk Rhebergen

Photography:
Peter Strelitski

For further information, or if you would like to comment on this report, please contact:

DSM Corporate Communications
P.O. Box 6500
6401 JH Heerlen
The Netherlands
T + 31 45 57 82421
E media.relations@dsm.com
I www.sustainability.dsm.com

responsible care

DSM officially committed itself to the Responsible Care Programme in 1991. By doing this, the company has undertaken to continuously work on improving its performance in the field of safety, health and the environment.

DSM is a member of the World Business Council for Sustainable Development and the China Business Council for Sustainable Development.

World Business Council for Sustainable Development

In 2006, DSM was named the global chemical industry sector leader in the Dow Jones Sustainability World Index for the third consecutive year.

Dow Jones Sustainability Indexes
Member 2006/07

Royal DSM N.V.

P.O Box 6500
6401 JH Heerlen
The Netherlands
T 00 31 (0) 45 57 82421
E media.relations@dsm.com

www.dsm.com

END